  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 23, 1996

                                                         REGISTRATION NO. 333-69
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ---------------

                              AMENDMENT NO. 3
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                                ---------------

                                  MAXXAM INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                ---------------

              DELAWARE                              95-2078752
    (STATE OR OTHER JURISDICTION                 (I.R.S. EMPLOYER
 OF INCORPORATION OR ORGANIZATION)            IDENTIFICATION NUMBER)

                          5847 SAN FELIPE, SUITE 2600
                              HOUSTON, TEXAS 77057
                                 (713) 975-7600
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                ---------------

                               ANTHONY R. PIERNO
                   SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                                  MAXXAM INC.
                          5847 SAN FELIPE, SUITE 2600
                              HOUSTON, TEXAS 77057
                                 (713) 975-7600
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                                   COPIES TO:

         BERNARD L. BIRKEL                        HOWARD A. SOBEL
      SENIOR CORPORATE COUNSEL               KRAMER, LEVIN, NAFTALIS,
            MAXXAM INC.                       NESSEN, KAMIN & FRANKEL
    5847 SAN FELIPE, SUITE 2600                  919 THIRD AVENUE
        HOUSTON, TEXAS 77057                 NEW YORK, NEW YORK 10022
           (713) 975-7600                         (212) 715-9100

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after this Registration Statement becomes effective, as determined by market conditions and other factors.


                                ---------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                  MAXXAM INC.

                             CROSS REFERENCE SHEET

                 (SHOWING LOCATION IN PROSPECTUS OF INFORMATION
                         REQUIRED BY ITEMS OF FORM S-3
                   PURSUANT TO ITEM 501(B) OF REGULATION S-K)

  1. Forepart of the Registration Statement
      and Outside Front Cover Page of
      Prospectus........................... Outside Front Cover Page of
                                             Prospectus; Prospectus Supplement
  2. Inside Front and Outside Back Cover
      Pages of Prospectus.................. Inside Front and Outside Back
                                             Cover Pages of Prospectus;
                                             Available Information;
                                             Incorporation of Certain
                                             Documents by Reference;
                                             Prospectus Supplement
  3. Summary Information, Risk Factors and
      Ratio of Earnings to Fixed Charges... The Company; Risk Factors;
                                             Selected Historical Consolidated
                                             Financial Data
  4. Use of Proceeds....................... Use of Proceeds; Prospectus
                                             Supplement
  5. Determination of Offering Price....... Outside Front Cover Page of
                                             Prospectus; Plan of Distribution;
                                             Prospectus Supplement
  6. Dilution.............................. *
  7. Selling Security Holders.............. *
  8. Plan of Distribution.................. Outside Front Cover Page of
                                             Prospectus; Plan of Distribution;
                                             Prospectus Supplement
  9. Description of Securities to be
      Registered........................... Description of Securities;
                                             Prospectus Supplement
 10. Interests of Named Experts and
      Counsel.............................. Legal Matters; Experts
 11. Material Changes...................... Risk Factors; Selected Historical
                                             Consolidated Financial Data;
                                             Management's Discussion and
                                             Analysis of Financial Condition
                                             and Results of Operations;
                                             Business; Management; Certain
                                             Transactions; Prospectus
                                             Supplement
 12. Incorporation of Certain Information
      by Reference......................... Incorporation of Certain Documents
                                            by Reference
 13. Disclosure of Commission Position on
      Indemnification for Securities Act
      Liabilities.......................... *

- --------
* Not Applicable

PROSPECTUS

                                 $200,000,000

                                  MAXXAM INC.

                                DEBT SECURITIES

                               ----------------

  MAXXAM Inc., a Delaware corporation (the "Company"), may offer from time to time secured or unsecured debt securities ("Securities") consisting of bonds, debentures, notes, and/or other evidences of indebtedness in one or more series, or any combination of the foregoing, at an aggregate initial offering price not to exceed $200 million, at prices and on terms to be determined at or prior to the time of sale.

  Specific terms of the Securities in respect of which this Prospectus is being delivered will be set forth in an accompanying Prospectus Supplement ("Prospectus Supplement"), together with the terms of the offering of the Securities, the initial offering price and the net proceeds to the Company from the sale thereof. The Prospectus Supplement will set forth, among other matters, the following with respect to the particular Securities being offered: the specific designation, aggregate principal amount, purchase price, authorized denominations, maturity, rate or method of calculation of interest and dates for payment thereof, any conversion, exchange, redemption, prepayment or sinking fund provisions, any security provisions, and any other specific terms of the Securities offered hereby not set forth herein under "Description of Securities" in this Prospectus.

  Any statement contained in the Prospectus will be deemed to be modified or superseded by any inconsistent statement contained in the Prospectus Supplement.

  As of March 31, 1996, the indebtedness of the Company and its subsidiaries reflected on the Company's consolidated balance sheet was approximately $1,698.3 million, of which approximately $1,656.7 million consisted of indebtedness of subsidiaries of the Company. Additionally, at March 31, 1996, Kaiser was unconditionally obligated for $89.3 million of indebtedness of a foreign joint venture. The Company and its subsidiaries frequently review acquisition and investment opportunities, some of which may be material. The Company and/or its subsidiaries could, in connection with such opportunities or for general corporate purposes or otherwise, incur additional indebtedness, which indebtedness could be material in amount. Except as disclosed or incorporated by reference herein or in the Prospectus Supplement, neither the Company nor any of its subsidiaries currently has any specific plans to incur any material additional indebtedness in the near future, except for such amounts as may be borrowed from time to time under existing bank credit agreements.

  SEE "RISK FACTORS," COMMENCING ON PAGE 4 OF THIS PROSPECTUS, FOR A DESCRIPTION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS IN EVALUATING AN INVESTMENT IN THE SECURITIES.

                               ----------------

THE  SECURITIES HAVE NOT  BEEN APPROVED OR DISAPPROVED  BY THE SECURITIES  AND
 EXCHANGE  COMMISSION  OR  ANY  STATE   SECURITIES  COMMISSION  NOR  HAS  THE
  COMMISSION OR ANY STATE SECURITIES  COMMISSION PASSED UPON THE ACCURACY OR
   ADEQUACY OF  THIS PROSPECTUS.  ANY REPRESENTATION  TO THE  CONTRARY IS  A
                               CRIMINAL OFFENSE.

                               ----------------

  The Company may sell Securities directly to purchasers or through agents designated from time to time by the Company or to or through one or more underwriters. If any agents of the Company or any underwriters are involved in the sale of Securities in respect of which this Prospectus is being delivered, the names of such agents or underwriters and any applicable commissions or discounts will be set forth in the accompanying Prospectus Supplement.

                               ----------------

  This Prospectus may not be used to consummate sales of Securities unless accompanied by a Prospectus Supplement.

              The date of this Prospectus is April 23, 1996

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information ("SEC Reports") filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices located at Seven World Trade Center, Suite 1300, New York, New York 10048, and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials can be obtained from the Public Reference Section of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The 12 1/2% Subordinated Debentures, the 14% Senior Subordinated Reset Notes and the common stock, par value $.50 per share, of the Company (the "MAXXAM Common Stock") are listed on the American Stock Exchange, Inc. (the "AMEX") and the MAXXAM Common Stock is also listed on the Pacific Stock Exchange and the Philadelphia Stock Exchange. Such reports, proxy statements and other information concerning the Company can be inspected at such exchanges.

  This Prospectus constitutes a part of a Registration Statement on Form S-3 filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus omits certain of the information contained in the Registration Statement, and reference is hereby made to the Registration Statement and related exhibits for further information with respect to the Company. Statements contained herein concerning the provisions of any document are not necessarily complete and, in each instance, reference is made to the copy of such documents filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents heretofore filed by the Company with the Commission pursuant to the Exchange Act are incorporated by reference in this Prospectus.

    (1) The Company's Annual Report on Form 10-K for the year ended December 31, 1995.

  All documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of any offering of the Securities shall be deemed to be incorporated by reference herein and to be a part hereof from the date of the filing of such documents. The Company will provide without charge a copy of any and all of such documents (exclusive of exhibits unless such exhibits are specifically incorporated by reference therein) without charge to each person to whom a copy of this Prospectus is delivered, upon written or oral request to MAXXAM Inc. at 5847 San Felipe, Suite 2600, Houston, Texas 77057, Attention: Investor Relations Coordinator (telephone number: (713) 267-3675). Copies of exhibits will be made for a nominal fee, which covers the Company's copying costs.

  Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

                                  THE COMPANY

  MAXXAM Inc. is a holding company, which through its subsidiaries engages in aluminum, forest products, real estate, horse racing and related operations. Unless the context otherwise requires, all references herein to the "Company" or "MAXXAM" include MAXXAM Inc. and its majority owned and wholly owned subsidiaries.

KAISER ALUMINUM

  Kaiser Aluminum Corporation ("Kaiser"), through which the Company engages in aluminum operations, accounts for a substantial portion of the Company's revenues and operating results. The Company owns 50 million shares of Kaiser's common stock ("Kaiser Common Stock"), which after giving pro forma effect to the conversion of each of the 8,673,850 shares of 8.255% PRIDES, Convertible Preferred Stock (the "PRIDES") (see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Financial Condition and Investing and Financing Activities--Aluminum Operations") into a share of Kaiser Common Stock, would result in the Company owning approximately 62% of Kaiser's Common Stock on a fully diluted basis. See "Risk Factors--Risk Factors Relating to Kaiser--Possible Equity Recapitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Financial Condition and Investing and Financing Activities-- Aluminum Operations" for a description of a proposed recapitalization with respect to Kaiser.

  Kaiser, through its wholly owned subsidiary Kaiser Aluminum & Chemical Corporation ("KACC"), engages in all principal aspects of the aluminum industry--the mining of bauxite (the major aluminum-bearing ore), the refining of bauxite into alumina (the intermediate material), the production of primary aluminum and the manufacture of fabricated and semi-fabricated aluminum products. Kaiser is one of the largest U.S. aluminum producers in terms of primary smelting capacity and is the Western world's second largest producer/seller of alumina, accounting for approximately 7% and 8% of the Western world's alumina capacity and production, respectively, in 1995. Kaiser's production levels of alumina and primary aluminum exceed its internal processing needs, which allows it to be a major net seller of alumina (approximately 2.0 million tons in 1995 or 72% of production) and primary aluminum (approximately 272,000 tons in 1995 or 66% of production).

OTHER OPERATIONS

  The Company engages in forest products operations through its wholly owned subsidiary, MAXXAM Group Inc. ("MGI") and MGI's wholly owned subsidiaries, The Pacific Lumber Company ("Pacific Lumber") and its wholly owned subsidiaries, and Britt Lumber Co., Inc. ("Britt"). Pacific Lumber, which has been in continuous operation for over 125 years, engages in all principal aspects of the lumber industry--the growing and harvesting of redwood and Douglas-fir timber, the milling of logs into lumber products and the manufacturing of lumber into a variety of value-added finished products. Britt manufactures redwood and cedar fencing and decking products from small diameter logs, a substantial portion of which Britt acquires from Pacific Lumber. See "Business--Forest Products Operations."

  The Company, principally through its wholly owned subsidiaries, is also engaged in the business of residential and commercial real estate investment and development, primarily in Arizona, California, Texas and Puerto Rico. The Company derives revenue and cash flow from the sale of its real estate properties, rental income and payments received on real estate receivables. See "Business--Real Estate and Other Operations." The Company, through wholly owned subsidiaries, is the general partner of and holds directly or indirectly approximately 79% of the equity in Sam Houston Race Park, Ltd. ("SHRP, Ltd."). SHRP, Ltd. is the owner and operator of a Texas Class 1 horse racing facility located in the greater Houston metropolitan area. See "Business-- Real Estate and Other Operations--Sam Houston Race Park."

ORGANIZATIONAL CHART

  A summary of MAXXAM's organizational structure is set forth below. The percentages represent fully diluted equity ownership.

                                  MAXXAM Inc.


    ------------------------------------------------------------------
                                         100%                100%
     62%                                                                  79%

                                                         Real
    Kaiser                           MGI                Estate      SHRP, Ltd.


     100%

                       ----------------
                        100%             100%
    KACC

                                Pacific Lumber
                   Britt


                                         100%

                                Scotia Pacific

FIRST QUARTER RESULTS OF OPERATIONS

  The Company reported consolidated revenues from net sales to third parties for the first quarter of 1996 of $612.2 million, compared to $581.3 million for the first quarter of 1995. Consolidated operating income was $53.2 million for the first quarter of 1996, compared to $40.6 million for the first quarter of 1995. Consolidated net income was $5.8 million, or $.61 per common share, for the three months ended March 31, 1996 compared to a net loss of $1.0 million, or $.11 per common share, for the three months ended March 31, 1995. The operating results for each of the Company's business segments are as follows:

  Aluminum Operations. The Company's aluminum operations reported revenues from net sales to third parties of $531.1 million in the first quarter of 1996, compared to $513.0 million for the first quarter of 1995. Operating income was $41.8 million for the first quarter of 1996, compared to operating income of $34.1 million for the same period of 1995. Segment results for the first quarter of 1995 included one-time expenses of approximately $17.0 million (pre-tax) associated with two labor strikes and an equipment outage. The first-quarter results for the aluminum operations segment were aided by an improved operating performance, increased shipments of alumina and primary aluminum and higher realized prices for alumina and fabricated aluminum products, partially offset by lower realized prices for primary aluminum and lower shipments of fabricated aluminum products. Results for the first quarter of 1996 were unfavorably affected by primary aluminum market prices and realized prices that were well below the levels of the year-ago period.

  Forest Products Operations. The Company's forest products segment reported revenues from net sales to third parties of $59.8 million in the first quarter of 1996, compared to $52.0 million for the first quarter of 1995. Operating income for the Company's forest products operations was $16.6 million for the first quarter of 1996, compared to $12.6 million for the same period of a year ago. Operating cash flow (operating income plus depreciation and depletion) for forest products operations was $23.1 million for the first quarter of 1996, compared to $18.4 million for the same period of 1995. Compared to results for the year-ago period, net sales increased due to higher average realized prices and increased shipments of redwood common lumber; higher average realized prices and increased shipment of logs; and increased shipments of Douglas-fir common lumber, offset by lower average realized prices for upper grade redwood and Douglas-fir lumber. Shipments of fencing and other value-added common lumber products from the Company's new manufacturing facility were a contributing factor in the improved common lumber realizations. In total, lumber shipments to third parties for the three months ended March 31, 1996 increased by 14%, compared to the same period in 1995.

  Real Estate and Other Operations. The Company's real estate and other operations reported revenues of $21.3 million for the first quarter of 1996, compared to $16.3 million for the same period of 1995. A total of $4.6 million of this revenue increase was due to the operations of SHRP, Ltd., in which wholly owned subsidiaries of the Company hold a 79% interest. The Company began consolidating the results of SHRP, Ltd. on October 6, 1995. The real estate and other operations segment reported a narrowed operating loss of $1.7 million for the first quarter of 1996, compared to an operating loss of $3.3 million for the same period of 1995.

                                  RISK FACTORS

  Prospective purchasers of the Securities should carefully consider the following risk factors, as well as the other information contained in, and incorporated by reference in, this Prospectus and the accompanying Prospectus Supplement, before making an investment in the Securities. Information contained or incorporated by reference in this Prospectus or in the accompanying Prospectus Supplement contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, which can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "will," "should" or "anticipates" or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy. See e.g. "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Aluminum Operations--Strategy" and "--Industry Overview" and "Legal Proceedings." No assurance can be given that the future results covered by the forward-looking statements will be achieved. The following matters constitute cautionary statements identifying important factors with respect to such forward-looking statements, including certain risks and uncertainties, that could cause actual results to vary materially from the future results covered in such forward-looking statements. Other factors could also cause actual results to vary materially from the future results covered in such forward-looking statements.

STRUCTURAL SUBORDINATION AND ASSET ENCUMBRANCES

  The Company conducts substantially all of its operations through its subsidiaries. Unless otherwise indicated in the Prospectus Supplement, the Company will be the sole obligor with respect to the Securities, and the Securities will not be obligations of, or guaranteed by, any of the Company's subsidiaries. In the event of a default under any indenture governing the Securities, only the assets of the Company itself and the collateral, if any, for the Securities will be available to the holders of Securities, and the holders of the Securities will not have claims as creditors of the Company's subsidiaries. As of March 31, 1996, the Company's assets (exclusive of deferred income tax assets and other miscellaneous assets) consisted of (i) $34.7 million in cash, cash equivalents and marketable securities, (ii) 50 million shares of Kaiser Common Stock, of which 28 million shares are pledged to secure MGI's 11 1/4% Senior Subordinated Notes due 2003 (the "MGI Senior Notes") and 12 1/4% Senior Secured Discount Notes due 2003 (the "MGI Discount Notes" and, together with the MGI Senior Notes, the "MGI Notes"), (iii) the capital stock of MGI, (iv) the capital stock of certain other directly wholly owned subsidiaries engaged in real estate operations (the "Real Estate Subsidiaries"), and (v) the interests in SHRP, Ltd. held by wholly owned subsidiaries of the Company. See "Business."

  Any indebtedness of the Company's subsidiaries will be effectively senior to the claims of the holders of Securities with respect to the assets of such subsidiaries, and the rights of the Company and its creditors, including holders of Securities, to realize upon the assets of any subsidiary upon such subsidiary's liquidation or reorganization (and the consequent right of holders of Securities to participate in those assets) will be subject to the prior claims of such subsidiary's creditors and of the holders of certain minority interests, except to the extent that the Company may itself be a creditor with recognized claims against such subsidiary. In such case, the Company's claims would still be subordinate to any security interest in the assets of such subsidiary and any indebtedness of such subsidiary senior to the claims of the Company.

  As of March 31, 1996, the indebtedness of the Company and its subsidiaries reflected on the Company's consolidated balance sheet was approximately $1,698.3 million, of which approximately $1,656.7 million consisted of indebtedness of the subsidiaries of the Company, and minority interests were approximately $222.2 million. Additionally, at March 31, 1996, Kaiser was unconditionally obligated for $89.3 million of indebtedness of a foreign joint venture. The Company and its subsidiaries frequently review acquisition and investment opportunities, some of which may be material. The Company and/or its subsidiaries could, in connection with such opportunities or otherwise, incur additional indebtedness, which indebtedness could be material in amount. Except as disclosed or incorporated by reference herein, neither the Company nor any of its subsidiaries has any specific plans to incur any material additional indebtedness in the near future, except for such amounts as may be borrowed from time to time under existing bank credit agreements. Approximately $797.8 million of such indebtedness of the Company's subsidiaries is secured. In addition, the Company has guaranteed a $14.0 million revolving credit facility of one of its real estate subsidiaries. The Company has also granted a lien on 28 million shares of Kaiser Common Stock as security for the MGI Notes. The MGI Notes aggregated approximately $195.3 million as of March 31, 1996, and are scheduled to accrete to approximately $225.7 million aggregate principal amount at August 1, 1998. The holders of the MGI Notes will have priority over the holders of Securities and the other direct creditors of the Company with respect to the 28 million shares of Kaiser Common Stock (which represents 56% of the shares of Kaiser Common Stock owned by the Company) that are pledged as security for the MGI Notes. The capital stock of Pacific Lumber and Britt is also pledged as security for the MGI Notes. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Financial Condition and Investing and Financing Activities."

ABILITY TO SERVICE INDEBTEDNESS

  The Company is a holding company and its ability to service its indebtedness will be largely dependent on dividends distributed to the Company from its subsidiaries. As described in the following paragraph, the debt agreements of both Kaiser and MGI contain significant restrictions on the amounts of funds that could be paid in the form of dividends or loaned to the Company. Because the substantial portion of the Company's consolidated results of operations and cash flows are attributable to the operations of Kaiser and MGI, the substantial portion of the Company's consolidated results of operations and cash flows are generally not available to the Company. As of March 31, 1996, the Company (excluding its subsidiaries) had cash, cash equivalents and marketable securities of approximately $34.7 million and approximately $12.7 million available from its subsidiaries. The Company also has up to $25.0 million available to it pursuant to a demand credit facility described below under which borrowings would be secured by a portion of the Kaiser Common Stock the Company owns or other marketable securities acceptable to the lender. Exclusive of its subsidiary companies, the principal cash requirements of the Company are for debt service and general and administrative expenses. During the three years ended December 31, 1995, the Company's corporate general and administrative expenses, net of cost reimbursements from its subsidiaries, have ranged between $11.0 million and $19.0 million per year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations--Other Items Not Directly Related to Industry Segments."

  The Company expects that for at least the next two to three years the Real Estate Subsidiaries will constitute the primary source of dividends to the Company. The indentures and other agreements governing the indebtedness of MGI and its subsidiaries and the indebtedness of Kaiser's principal subsidiary, KACC, limit the amount of funds that can be paid in the form of dividends by such entities or loaned to the Company. The indenture governing the MGI Notes contains various covenants which, among other things, limit the payment of dividends and restrict transactions between MGI and its affiliates. MGI paid dividends of $4.8 million during 1995 and an additional $1.6 million in January 1996. As of March 31, 1996, $0.4 million of dividends could be paid by MGI. The Company does not expect to receive a significant amount of cash dividends from MGI at least for the next two to three years. Moreover, MGI is itself a holding company and is dependent upon dividends distributed to it from its subsidiaries, Pacific Lumber and Britt. Pacific Lumber is restricted by the terms of the indenture governing its 10 1/2% Senior Notes (the "Pacific Lumber Senior Notes") and its Amended and Restated Revolving Credit Agreement (the "Pacific Lumber Credit Agreement") as to the amount of funds that can be paid in the form of dividends or loans to MGI. Pacific Lumber is also dependent upon its principal subsidiary, Scotia Pacific Holding Company ("Scotia Pacific"), for a significant portion of its timber requirements from which it generates the substantial portion of its operating cash flow. Once the appropriate provision is made for expenditures for operating and capital costs and current debt service, as provided in the indenture (the "Timber Note Indenture") governing Scotia Pacific's 7.95% Timber Collateralized Notes (the "Timber Notes"), and in the absence of certain Trapping Events (as described in the Timber Note Indenture) or outstanding judgments, the Timber Note Indenture does not limit monthly distributions of available cash from Scotia Pacific to Pacific Lumber. However, in the event Scotia Pacific's cash flows are not sufficient to generate distributable funds to Pacific Lumber, Pacific Lumber's ability to pay interest on the Pacific Lumber Senior Notes and to service its other indebtedness would be materially impaired and MGI's ability to pay interest on the MGI Notes would also be materially impaired. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Financial Condition and Investing and Financing Activities--Forest Products Operations." The operating performance of Pacific Lumber and Scotia Pacific are also subject to certain regulatory developments that could adversely affect such performance. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Trends--Forest Products Operations" and "Business-- Forest Products Operations--Regulatory and Environmental Factors."

  KACC's 1994 Credit Agreement (see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Financial Condition and Investing and Financing Activities-- Aluminum Operations;" the "1994 KACC Credit Agreement")) does not permit either Kaiser or KACC to pay any dividends on their common stock. In addition, the indentures governing KACC's 9 7/8% Senior Notes due 2002 (the "KACC Senior Notes") and KACC's 12 3/4% Senior Subordinated Notes due 2003 (the "KACC Senior Subordinated Notes" and, together with the KACC Senior Notes, the "KACC Notes") contain covenants which, among other things, limit KACC's ability to pay cash dividends and restrict transactions between KACC and its affiliates.

  As of March 31, 1996, the Real Estate Subsidiaries had approximately $11.7 million available for borrowing under a credit agreement. All of such amount could be distributed to the Company. As of March 31, 1996, the Real Estate Subsidiaries had total assets of approximately $199.2 million, total liabilities of approximately $62.8 million (including total indebtedness of approximately $21.1 million) and combined net worth of approximately $136.4 million. The Real Estate Subsidiaries had significant operating losses in each of the last several years. The ability of the Real Estate Subsidiaries to distribute dividends to the Company is not dependent upon their ability to generate any specified level of income or cash flows from operations. As certain assets are sold and related borrowings are repaid (according to predetermined amounts), the remaining proceeds may be distributed to the Company under the terms of such credit agreements. The MCOP Credit Agreement (as defined and described under "Management's Discussion and Analysis of Financial Condition and Results of Operations--Financial Condition and Investing and Financing Activities--Real Estate and Other Operations") contains minimum net worth requirements and limits dividend distributions to the Company.

  The Company has entered into a demand loan and pledge agreement with Custodial Trust Company providing for up to $25.0 million in borrowings (the "Custodial Trust Agreement"). Any amounts drawn would be secured by Kaiser Common Stock owned by the Company (or such other marketable securities acceptable to the lender) having an initial market value (as defined therein) of approximately three times the amount borrowed. Borrowings under such agreement would bear interest at the prime rate plus 1% per annum. The Custodial Trust Agreement contains a negative pledge on 22 million shares of Kaiser Common Stock (the terms of which provide that the Company may sell Kaiser Common Stock upon 24 hours notice to Custodial Trust Company). No borrowings were outstanding as of the date of this Prospectus.

  The Company believes that its existing cash, cash equivalents and marketable securities (excluding such items owned by its subsidiaries), together with the funds available to it, will be sufficient to fund its working capital requirements for the next year. With respect to its long-term liquidity, the Company believes that its existing cash and cash resources, together with cash proceeds from the sale of assets, distributions from subsidiaries and net cash proceeds from the sale of securities should be sufficient to meet its working capital requirements and to pay interest on Securities which are sold. However, these forward-looking statements are subject to risks and uncertainties, including those described in this section and the "Risk Factors" section of any Propsectus Supplement and there can be no assurance that the Company's cash will be sufficient for such purposes or that the Company would be able to refinance or repay at maturity Securities which are sold.

LITIGATION

  The Company and certain of its subsidiaries and affiliates are defendants (or threatened defendants) in a variety of actions, including, but not limited to (a) pending actions by and on behalf of the federal government relating to the insolvency of United Savings Association of Texas, (b) actions with respect to certain transactions between certain Real Estate Subsidiaries and Federated Development Company, a principal shareholder of the Company (see "-- Control of the Company"), (c) environmental and asbestos litigation involving Kaiser, (d) a pending action involving the proposed recapitalization of Kaiser, (e) pending actions under the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), relating to Pacific Lumber's former retirement plan, and (f) state court antitrust proceedings and federal antitrust investigations with respect to Kaiser. Certain of these actions make claims for substantial damages against the Company, its subsidiaries or affiliates. Adverse determinations and/or unfavorable settlements with respect to one or more of such actions could materially adversely affect the financial condition, results of operations and liquidity of the Company and the Company's ability to pay principal and interest with respect to the Securities. In particular, any payments made in actions relating to the Company itself would reduce the cash the Company has available to service its indebtedness, including the Securities. See "--Ability to Service Indebtedness." For information concerning these litigation matters, see "Legal Proceedings" and Note 9 to the Consolidated Financial Statements.

RISK FACTORS RELATING TO KAISER

 Sensitivity to Prices

  Kaiser accounts for the substantial portion of the Company's revenues and operating results. The operating results of Kaiser and of the aluminum industry generally are sensitive to changes in the prices of alumina, primary aluminum and fabricated aluminum products. Kaiser's results also depend to a significant degree upon the volume and mix of all products sold. In addition, Kaiser's operating results during the past few years have been greatly affected by KACC's hedging strategies. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Trends--Aluminum Operations--Sensitivity to Prices and Hedging Programs" and "Business-- Aluminum Operations--Industry Overview."

 Environmental Matters and Litigation

  Kaiser and KACC are subject to a wide variety of environmental laws and regulations, to fines or penalties assessed for alleged breaches of such laws and to claims and litigation based upon such laws. KACC is currently subject to a number of lawsuits under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986 ("CERCLA"). Under CERCLA and other related laws, past disposal of wastes, whether on-site or at other locations, may result in the imposition of clean-up obligations by federal or state regulatory authorities and/or claims by third parties. For a discussion of certain KACC environmental litigation, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Financial Condition and Investing and Financing Activities--Aluminum Operations," "Business-- Aluminum Operations--Kaiser--Environmental Matters" and "Legal Proceedings-- Kaiser Litigation--Environmental Litigation" and Note 9 to the Consolidated Financial Statements. KACC is also a defendant in a substantial number of lawsuits in which the plaintiffs allege that certain of their injuries were caused by, among other things, exposure to asbestos during, and as a result of, their employment or association with KACC or exposure to products containing asbestos produced or sold by KACC. For a discussion of Kaiser's asbestos contingencies, see "Legal Proceedings--Kaiser Litigation--Asbestos-related Litigation" and Note 9 to the Company's Consolidated Financial Statements. See also "Management's Discussion and Analysis of Financial Condition and Results of Operations--Financial Condition and Investing and Financing Activities--Aluminum Operations."

 Leverage

  Kaiser is highly leveraged, with consolidated indebtedness of $758.1 million ($848.5 million at March 31, 1996) and stockholders' equity of $57.7 million at December 31, 1995. Additionally, at March 31, 1996, Kaiser was unconditionally obligated for $89.3 million of indebtedness of a foreign joint venture. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Financial Condition and Investing and Financing Activities--Aluminum Operations." Kaiser's leverage is substantially greater than most of its North American competitors, which generally have greater financial resources than Kaiser. Due to its highly leveraged condition, Kaiser is more sensitive than less leveraged companies to factors affecting its operations, including changes in the prices for its products, the availability of power and the rates charged for power at its various facilities, and general economic conditions.

 Foreign Activities

  Kaiser's operations are located in many foreign countries, including Australia, Canada, China, Ghana, Jamaica and the United Kingdom. Foreign operations in general may be more vulnerable than domestic operations due to a variety of political and other risks. See "Business--Aluminum Operations-- Kaiser--Production Operations" and "--Operations in China."

 Power Supply

  Electric power represents an important production cost for KACC at its aluminum smelters. In 1995, electric power purchase agreements for KACC's facilities in the Pacific Northwest were successfully restructured, which Kaiser anticipates will result in significantly lower electric power costs in 1996 and beyond for the Mead and Tacoma, Washington, smelters and the Trentwood, Washington, rolling mill compared to 1995 electric power costs. Contracts for the purchase of all power required by KACC's Mead and Tacoma smelters and Trentwood rolling mill for 1996, and for approximately one-half of such power for the period 1997-2000, have been finalized. Although these agreements would significantly reduce KACC's power costs, two lawsuits were filed in December 1995 against the Bonneville Power Administration ("BPA") by various parties, one of which petitions for a review of the BPA's "Record of Decision on Direct Service Industrial Customer Requirements Power Sales Contract" issued on September 28, 1995, and one of which petitions for review of, and to set aside, suspend, or modify the action of the BPA to decide to offer five-year "block" power sales to its direct service industrial customers ("DSIs"). The effect of such lawsuits, if any, on KACC's new power purchase contract with the BPA is not known. Certain of the DSIs, including KACC, have intervened in the two lawsuits.

  In 1995, KACC also entered into agreements with the BPA and with the Washington Water Power Company ("WWP"), with terms ending in 2001, under which the BPA and the WWP would provide to KACC transmission services for power purchased from sources other than the BPA. The term of the transmission services agreement with the BPA was subsequently extended for an additional fifteen years, which extension has been challenged. Four lawsuits have been filed against the BPA by various parties, which lawsuits either challenge the BPA's record of decision offering such an extension agreement to the DSIs or challenge the BPA's Business Plan Environmental Impact Statement record of decision in connection therewith. Certain of the DSIs, including KACC, have intervened in the four lawsuits.

  KACC manages, and owns a 90% interest in, the Volta Aluminium Company Limited ("Valco") aluminum smelter in Ghana. Power for the Valco smelter is supplied under an agreement which expires in 2017. The agreement indexes two-thirds of the price of the contract quantity to the market price of primary aluminum. The agreement also provides for a review and adjustment of the base power rate and the price index every five years. The most recent review was completed in April 1994 for the 1994-1998 period. Valco has entered into an agreement with the government of Ghana under which Valco has been assured (except in cases of force majeure) that it will receive sufficient electric power to operate at its current level of three and one-half potlines through December 31, 1996. Kaiser believes that, assuming normal rainfall during 1996, Valco should have available sufficient electric power to operate at its current level through 1996, although no assurance can be given that such power will be available. KACC also has a 49% interest in the Anglesey Aluminium Limited aluminum smelter and port facility in Holyhead, Wales. Power for the Anglesey aluminum smelter is supplied under an agreement which expires in 2001.

  See "Business--Aluminum Operations--Kaiser--Primary Aluminum Products."

 Possible Equity Recapitalization of Kaiser

  Kaiser's Board of Directors has approved a proposed recapitalization (the "Proposed Recapitalization"). The Proposed Recapitalization would, among other things, (i) provide for two classes of common stock of Kaiser: Class A Common Shares, $.01 par value, with one vote per share ("Class A Common Shares") and a new, lesser-voting class designated as Common Stock, $.01 par value, with 1/10 vote per share ("Recap Common Stock"); (ii) redesignate as Class A Common Shares the 100 million currently authorized shares of the existing Kaiser Common Stock and authorize an additional 250 million shares of Recap Common Stock; and (iii) reclassify each issued share of the existing Kaiser Common Stock into (a) .33 of a Class A Common Share and (b) .67 of a share of Recap Common Stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Financial Condition and Investing and Financing Activities--Aluminum Operations" for further information regarding the Proposed Recapitalization.

  A special stockholders' meeting to consider the Proposed Recapitalization was scheduled for April 10, 1996. On March 19, 1996, a lawsuit was filed in the Delaware Court of Chancery which, among other things, sought to enjoin the Proposed Recapitalization. On April 8, 1996, the Delaware Court of Chancery issued a ruling which preliminarily enjoined Kaiser from implementing the Proposed Recapitalization. On April 10, 1996, Kaiser called the scheduled special meeting of stockholders to order and the meeting was adjourned to May 1, 1996, without taking a vote on the Proposed Recapitalization. On April 19, 1996, the Delaware Supreme Court granted Kaiser's motion to consider, on an expedited basis, Kaiser's appeal of the preliminary injunction. See "Legal Proceedings--Kaiser Litigation--Other Kaiser Proceedings--Recapitalization Litigation" for further information regarding this lawsuit.

  The Court's ruling does not prohibit a vote on the Proposed Recapitalization. The Proposed Recapitalization could be implemented if the preliminary injunction is lifted or reversed. While the Board of Directors of Kaiser has determined that implementation of the Proposed Recapitalization is in the best interests of Kaiser, the Proposed Recapitalization may also be considered to have the disadvantages described below.

  Change of Control Provisions. One purpose of the Proposed Recapitalization is to lessen the likelihood of the occurrence of any repurchase obligation under the Indentures with respect to KACC's Senior Notes and 12 3/4% Notes (both as defined below), which would arise upon the occurrence of a change of control of KACC. Kaiser has filed a Registration Statement on Form S-3 relating to the sale by the Company of up to 10,000,000 shares of Kaiser Common Stock (the "Kaiser Registration Statement"). However, even if the Company were to cease to beneficially own the entire 10,000,000 shares of Kaiser Common Stock covered by the Kaiser Registration Statement, the Company would indirectly hold sufficient Voting Stock (as defined in the Indentures governing KACC's Senior Notes and the 12 3/4% Notes) of KACC so that no change of control or repurchase obligation would be caused thereby under either of the Indentures. A Change in Control, as defined in the 1994 KACC Credit Agreement, might occur if the Company ceased to own substantially all of the shares of Kaiser Common Stock covered by the Kaiser Registration Statement, which Change in Control would be an Event of Default under the 1994 KACC Credit Agreement in the absence of an amendment to, or waiver from the lenders under, the 1994 KACC Credit Agreement. The Company has advised Kaiser that the Company would not consummate any transaction if such transaction would cause an Event of Default by reason of the occurrence of a Change in Control under the 1994 KACC Credit Agreement; however, no assurance can be given that such a transaction will not take place.

  Change of Control Impact. The Company currently owns approximately 62% of the existing Kaiser Common Stock, assuming the conversion of each outstanding share of PRIDES into one share of Kaiser Common Stock. In the event that the Proposed Recapitalization is implemented and after the PRIDES are converted or redeemed, the Company could retain a majority of the voting power of Kaiser even if it reduced its total holdings of Kaiser's equity securities by more than two-thirds. By permitting the Company to sell Recap Common Stock while retaining Class A Common Shares, implementation of the Proposed Recapitalization could limit the future circumstances in which a sale or transfer of equity by the Company could lead to a merger proposal or tender offer for Kaiser or to a proxy contest for the removal of incumbent directors of Kaiser.

  Effect on Relative Ownership and Voting Power. In the event that the Proposed Recapitalization is implemented, each share of existing Kaiser Common Stock would be reclassified into .33 of a Class A Common Share and .67 of a share of Recap Common Stock. Each Class A Common Share would have one vote per share, each share of Recap Common Stock would have 1/10 vote per share and each share of PRIDES would continue to be entitled to 4/5 of a vote. As a result, the relative voting power of the holders of PRIDES would increase from 8.8% to 19.6% of the total votes and the aggregate voting power of the holders of the Class A Common Shares and Recap Common Stock would be 80.4% of the total votes (as compared to the 91.2% of the total votes held by the holders of existing Kaiser Common Stock as of the date of this Prospectus). Following conversion or redemption of the PRIDES, the relative voting power held by former holders of the PRIDES would be approximately the same as it would have been in the absence of the Proposed Recapitalization. The PRIDES are redeemable on or after December 31, 1996 and, if not previously redeemed, each outstanding share of PRIDES will automatically convert into one share of Kaiser Common Stock on December 31, 1997.

REGULATORY AND ENVIRONMENTAL FACTORS--FOREST PRODUCTS OPERATIONS

  Regulatory and environmental factors play a significant role in the Company's forest products operations. Pacific Lumber's operations are subject to a variety of California and federal laws and regulations dealing with timber harvesting, endangered species and air and water quality. These laws and regulations are periodically modified and there can be no assurance that certain pending or future legislation, governmental regulations or judicial or administrative decisions would not materially adversely affect Pacific Lumber. See also "Business--Forest Products Operations--Regulatory and Environmental Factors" and "Legal Proceedings--Pacific Lumber Litigation" for a description of a pending critical habitat designation, sustained yield regulations, pending and proposed legislative matters, certain pending litigation and other regulatory and legal challenges to Pacific Lumber's timber harvesting plans and practices, certain of which could have a material adverse effect on the Company's liquidity, consolidated financial position and results of operations.

CONTROL OF THE COMPANY

  Mr. Charles E. Hurwitz, the Chairman of the Board, Chief Executive Officer and President of the Company, and a wholly owned subsidiary of Federated Development Company ("Federated"), a New York business trust of which Mr. Hurwitz is Chairman of the Board and Chief Executive Officer and which is wholly owned by Mr. Hurwitz, members of his immediate family and trusts for the benefit thereof, collectively own approximately 60.7% of the aggregate voting power of the Company. Accordingly, Mr. Hurwitz will be able to control the election of the directors of the Company and to determine the corporate and management policies of the Company, including decisions relating to any merger or acquisition of the Company, the sale of substantially all of the assets of the Company and other significant corporate transactions.

ABSENCE OF COVENANT PROTECTION

  The indenture governing the Securities does not limit the Company's ability to incur additional indebtedness, or to grant liens on its assets to secure indebtedness, to pay dividends or to repurchase shares of its capital stock. Such indenture does not contain any provisions specifically intended to protect holders of the Securities in the event of a future highly leveraged transaction involving the Company. Any covenants applicable to any Securities which are offered will be set forth in the Prospectus Supplement and any supplemental indenture.

ABSENCE OF PRIOR MARKET; PRICE OF SECURITIES

  Any Securities which are sold will constitute a new issue of securities with no established trading market and there can be no assurance that an active public market for such Securities will develop or as to the liquidity of any such market or that holders of such Securities will be able to sell them at prices acceptable to them. If such a market develops, future trading prices of such Securities will depend upon many factors, including, among other things, prevailing interest rates, the Company's results of operations and the market for similar securities. It is possible that such Securities could trade at a discount from their face value.

  The Securities are likely to be sold into markets which have fewer participants, involve a smaller amount of securities than certain other capital markets and have historically been subject to disruptions that have caused substantial volatility in prices. There can be no assurance that the market for any Securities which are sold will not be subject to similar disruptions that will render them difficult to sell.

                                USE OF PROCEEDS

  The Company intends to apply the net proceeds from the sale of the Securities to its general funds to be used to retire outstanding debt, for working capital and for general corporate purposes. Any specific allocations of the proceeds to a particular purpose that has been made at the date of any Prospectus Supplement will be described therein.

                                CAPITALIZATION

  The following table summarizes the consolidated and parent only
(unconsolidated) capitalization of the Company at December 31, 1995. This table should be read in conjunction with the Audited Consolidated Financial Statements of the Company and the Notes thereto and the Parent-only Condensed Financial Information appearing elsewhere herein.

                                                          DECEMBER 31, 1995
                                                         ---------------------
                                                                        PARENT
                                                         CONSOLIDATED    ONLY
                                                         ------------   ------
                                                           (IN MILLIONS OF
                                                              DOLLARS)
SHORT-TERM DEBT:
  Current maturities of long-term debt..................   $   25.1 (1) $   .2
                                                           --------     ------
LONG-TERM DEBT:
  The Company:
    12 1/2% Subordinated Debentures due December 15,
     1999 (2)...........................................       16.5       16.5
    14% Senior Subordinated Reset Notes due May 20,
     2000...............................................       25.0       25.0
    Other...............................................         .1         .1
  Aluminum Operations...................................      749.2         --
  Forest Products Operations............................      764.3         --
  Real Estate and Other Operations......................       30.0         --
                                                           --------     ------
      Total long-term debt..............................    1,585.1       41.6
                                                           --------     ------
Minority interests......................................      223.2         --
STOCKHOLDERS' DEFICIT:
  Preferred stock.......................................         .3         .3
  Common stock..........................................        5.0        5.0
  Additional capital....................................      155.0      155.0
  Accumulated deficit (3)...............................     (208.5)    (208.5)
  Pension liability adjustment..........................      (16.1)     (16.1)
  Treasury stock........................................      (19.5)     (19.5)
                                                           --------     ------
    Total Stockholders' Deficit.........................      (83.8)     (83.8)
                                                           --------     ------
      Total Capitalization..............................   $1,749.6     $(42.0)
                                                           ========     ======

- --------
(1) Reflects current maturities of approximately $8.9 million, $14.2 million, $1.8 million and $0.2 million, relating to the Company's aluminum operations, forest products operations, real estate and other operations and other Company debt, respectively.
(2) Net of discount of $1.1 million.
(3) Stockholders' deficit reflects aggregate one time charges of approximately $417.7 million relating to the implementation of SFAS 106, SFAS 109 and SFAS 112. See Note 1 to "Selected Historical Consolidated Financial Data."

             SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

  The following selected historical consolidated financial data should be read in conjunction with the Consolidated Financial Statements of the Company and the Notes thereto appearing elsewhere in this Prospectus (including the unconsolidated Parent only, condensed financial information of the Company as described on the index to the accompanying financial statements on page F-1 of this Prospectus), and the information contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations." The selected historical consolidated financial data as of and for the years ended December 31, 1995, 1994, 1993, 1992 and 1991, are derived from the Company's Consolidated Financial Statements which have been audited by independent public accountants.

                                   YEARS ENDED DECEMBER 31,
                         ---------------------------------------------------
                           1995      1994      1993         1992      1991
                         --------  --------  --------     --------  --------
                               (IN MILLIONS OF DOLLARS, EXCEPT RATIOS)
Operating Data:
 Net sales.............. $2,565.2  $2,115.7  $2,031.1     $2,202.6  $2,254.5
 Cost of products sold..  1,990.9   1,817.9   1,787.6      1,786.9   1,735.6
 Gross profit...........    574.3     297.8     243.5        415.7     518.9
 Depreciation and
  depletion.............    120.9     121.1     120.8        111.4     106.1
 Selling,
  administrative,
  research and
  development, and
  general...............    195.8     169.4     183.0        173.5     177.3
 Operating income
  (loss)................    257.6       7.3     (96.1)       130.8     235.5
 Interest expense.......    181.3     176.9     185.1        195.6     210.9
 Income (loss) before
  income taxes, minority
  interests,
  extraordinary loss and
  cumulative effect of
  changes in accounting
  principles............     94.5    (171.8)   (211.4)       (13.2)     67.4
 Income (loss) before
  extraordinary loss and
  cumulative effect of
  changes in accounting
  principles............     57.5    (116.7)   (131.9)        (7.3)     57.5
 Net income (loss)......     57.5    (122.1)   (600.2)(1)     (7.3)     57.5
 Ratio of earnings to
  fixed charges (2).....     1.2x       --        --           --       1.3x
 Fixed charge coverage
  deficiency (2)........       --     200.1     224.2         21.1       --
Other Data:
 Capital expenditures...     97.7      89.3      86.2        132.7     130.9
 Summary cash flow
  information (3):
 Cash provided by (used
  for) operating
  activities............    137.9       4.5      52.1         26.7     113.3
 Cash provided by (used
  for) investing
  activities............    (75.4)    (67.9)     44.6        (84.7)   (138.0)
 Cash provided by (used
  for) financing
  activities............    (42.9)     64.1     (94.7)        34.8      63.4
 EBITDA (4).............    378.5     128.4      24.7        242.2     341.6
 Ratio of EBITDA to
  interest expense (5)..     2.1x      0.7x      0.1x         1.2x      1.6x

                                         DECEMBER 31,
                         --------------------------------------------------
                           1995      1994      1993         1992     1991
                         --------  --------  --------     -------- --------
                                     (IN MILLIONS OF DOLLARS)
Balance Sheet Data:
 Working capital........ $  546.8  $  413.5  $  414.3     $  466.0 $  424.2
 Total assets...........  3,832.3   3,690.8   3,572.0      3,198.8  3,215.0
 Long-term debt, less
  current portion.......  1,585.1   1,582.5   1,567.9      1,592.7  1,551.9
 Accrued postretirement
  benefit...............    742.6     743.1     720.1           --       --
 Other noncurrent
  liabilities...........    680.3     618.4     650.3        418.3    355.5
 Minority interests.....    223.2     344.3     224.3        176.7    179.2
 Total stockholders'
  equity (deficit)......    (83.8)   (275.3)   (167.9)(1)    443.9    459.6

 (footnotes on the following page)

- --------

(1) As of January 1, 1993, the Company adopted SFAS 109, SFAS 106 and SFAS 112, as defined and more fully described in Notes 5 and 6 to the Company's Audited Consolidated Financial Statements. The cumulative effect of the change in accounting principle for the adoption of SFAS 109 increased results of operations by $26.6 million. The cumulative effect of the change in accounting principle for the adoption of SFAS 106 reduced results of operations by $437.9 million, net of related benefits for minority interests of $63.6 million and income taxes of $236.8 million. The cumulative effect of the change in accounting principle for the adoption of SFAS 112 reduced results of operations by $6.4 million, net of related benefits for minority interests of $1.0 million and income taxes of $3.4 million. These accounting methods had no effect on the Company's cash outlays for postretirement and postemployment benefits, nor does the cumulative effect of the changes in accounting principles affect the Company's compliance with its existing debt covenants.

(2) For the purpose of calculating the ratio of earnings to fixed charges, "earnings" consist of the sum of (i) income (loss) before income taxes, minority interests, extraordinary item and cumulative effect of changes in accounting principles of the Company and its consolidated subsidiaries, and (ii) fixed charges, excluding capitalized interest and preferred stock dividend requirements of subsidiaries. "Fixed charges" consist of the sum of interest expense, amortization of deferred financing costs, capitalized interest, the portion of rental expense representative of an interest factor and preferred stock dividend requirements of subsidiaries. Due to dividend limitations with respect to subsidiaries, such ratio is not necessarily indicative of the Company's ability to service the Securities. See "Risk Factors--Ability to Service Indebtedness" and MAXXAM's (Parent only) Statement of Cash Flows at page F-45.

(3) Reference is made to the Statement of Cash Flows contained in the Company's Consolidated Financial Statements contained elsewhere in this Prospectus for a complete presentation of cash flows from operating, investing and financing activities prepared in accordance with generally accepted accounting principles. Because the Company operates through subsidiaries and limits exist on dividends payable by such subsidiaries to the Company, such cash flows would generally not be available to service the Company's obligations on the Securities. See "Risk Factors--Ability to Service Indebtedness" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Financial Condition and Investing and Financing Activities."

(4) EBITDA means operating income plus depreciation and depletion. EBITDA is not intended to represent cash flow, an alternative to net income or any other measure of performance in accordance with generally accepted accounting principles; it is included here because management believes that certain investors find it a useful tool in the determination of an entity's ability to service debt.

(5) The ratio of EBITDA to interest expense is included here because management believes that certain investors find it a useful tool in the determination of an entity's ability to service debt. Due to dividend limitations with respect to subsidiaries, such ratio is not necessarily indicative of the Company's ability to service the Securities. See "Risk Factors--Ability to Service Indebtedness" and MAXXAM's (Parent Only) Statement of Cash Flows at page F-45.

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS

RESULTS OF OPERATIONS

  The Company operates in three principal industries: aluminum, through its majority owned subsidiary, Kaiser, a fully integrated aluminum producer; forest products, through MGI and its wholly owned subsidiaries, principally Pacific Lumber and Britt; real estate investment and development, managed through MAXXAM Property Company; and other commercial operations through various other wholly owned subsidiaries. The following should be read in conjunction with the Company's Consolidated Financial Statements and the Notes thereto which are contained elsewhere herein.

 ALUMINUM OPERATIONS

  Aluminum operations account for the substantial portion of the Company's revenues and operating results. Kaiser's operating results are sensitive to changes in prices of alumina, primary aluminum and fabricated aluminum products, and also depend to a significant degree upon the volume and mix of all products sold and on hedging strategies. Kaiser, through its principal subsidiary, KACC, operates in two business segments: bauxite and alumina, and aluminum processing. The following table presents selected operational and financial information for the years ended December 31, 1995, 1994 and 1993. The information presented in the table is in millions of dollars except shipments and prices.

                                                    YEARS ENDED DECEMBER 31,
                                                   ---------------------------
                                                     1995     1994      1993
                                                   -------- --------  --------
Shipments:(1)
  Alumina.........................................  2,040.1  2,086.7   1,997.5
  Aluminum products:
    Primary aluminum..............................    271.7    224.0     242.5
    Fabricated aluminum products..................    368.2    399.0     373.2
                                                   -------- --------  --------
      Total aluminum products.....................    639.9    623.0     615.7
                                                   ======== ========  ========
Average realized sales price:
  Alumina (per ton)............................... $    208 $    169  $    169
  Primary aluminum (per pound)....................      .81      .59       .56
Net sales:
  Bauxite and alumina:
    Alumina....................................... $  424.8 $  352.8  $  338.2
    Other(2)(3)...................................     89.4     79.7      85.2
                                                   -------- --------  --------
      Total bauxite and alumina...................    514.2    432.5     423.4
                                                   -------- --------  --------
  Aluminum processing:
    Primary aluminum..............................    488.0    292.0     301.7
    Fabricated aluminum products..................  1,218.6  1,043.0     981.4
    Other(3)......................................     17.0     14.0      12.6
                                                   -------- --------  --------
      Total aluminum processing...................  1,723.6  1,349.0   1,295.7
                                                   -------- --------  --------
        Total net sales........................... $2,237.8 $1,781.5  $1,719.1
                                                   ======== ========  ========
Operating income (loss)........................... $  216.5 $  (50.3) $ (117.4)
                                                   ======== ========  ========
Income (loss) before income taxes, minority
 interests, extraordinary item and cumulative
 effect of changes in accounting principles....... $  108.7 $ (145.8) $ (201.7)
                                                   ======== ========  ========
Capital expenditures.............................. $   79.4 $   70.0  $   67.7
                                                   ======== ========  ========

- --------
(1) Shipments are expressed in thousands of metric tons. A metric ton is equivalent to 2,204.6 pounds.
(2) Includes net sales of bauxite.
(3) Includes the portion of net sales attributable to minority interests in consolidated subsidiaries.

 Net Sales

  Bauxite and alumina. Net sales to third parties for the bauxite and alumina segment increased 19% in 1995 compared to 1994 and increased 2% in 1994 compared to 1993. Revenue from alumina increased 20% in 1995 compared to 1994 due to higher average realized prices, partially offset by lower shipments. Revenue from alumina increased 4% in 1994 compared to 1993 because of increased shipments. The remainder of the segment's sales revenues was from sales of bauxite, which remained about the same throughout the three-year period, and the portion of sales of alumina attributable to the minority interest in Alumina Partners of Jamaica ("Alpart").

  Aluminum processing. Net sales to third parties for the aluminum processing segment increased 28% in 1995 compared to 1994 and increased 4% in 1994 compared to 1993. The bulk of this segment's sales represents Kaiser's primary aluminum and fabricated aluminum products, with the remainder representing the portion of sales of primary aluminum attributable to the minority interest in Kaiser's 90%-owned Valco aluminum smelter in Ghana.

  Revenue from primary aluminum increased 67% in 1995 compared to 1994 due primarily to higher average realized prices and higher shipments. The higher shipments of primary aluminum were due to increased production at Kaiser's smelters in the Pacific Northwest and Valco, and reduced intracompany consumption of primary aluminum at Kaiser's fabricated products units. The increase in revenue for 1995 was partially offset by decreased shipments caused by a strike of the United Steelworkers of America (the "USWA") discussed below. In 1995, Kaiser's average realized price from sales of primary aluminum was approximately $.81 per pound, compared to the average Midwest United States transaction price of approximately $.86 per pound.

  Revenue from primary aluminum decreased 3% in 1994 compared to 1993 as higher average realized prices were more than offset by lower shipments. Average realized prices in 1994 reflected the defensive hedging of primary aluminum prices with respect to 1994 shipments, which was initiated prior to then-recent improvements in metal prices. Shipments in 1994 reflected production curtailments at Kaiser's smelters in the Pacific Northwest and Valco. Shipments of primary aluminum to third parties were approximately 42% of total aluminum products shipments in 1995 compared to approximately 36% in 1994 and 39% in 1993.

  Revenue from fabricated aluminum products increased 17% in 1995 compared to 1994 due to higher average realized prices, partially offset by lower shipments for most of these products. Revenue from fabricated aluminum products increased 6% in 1994 compared to 1993, principally due to increased shipments of most of these products.

 Operating Income (Loss)

  Improved operating results for 1995 were partially offset by expenses related to Kaiser's smelting joint venture in China (see "--Financial Condition and Investing and Financing Activities--Aluminum Operations"), accelerated expenses on Kaiser's micromill technology, maintenance expenses as a result of an electrical lightning strike at Kaiser's Trentwood, Washington, facility, and a work slowdown at Kaiser's 49%-owned Kaiser Jamaica Bauxite Company prior to the signing of a new labor contract. The combined impact of these expenditures on the results for 1995 was approximately $6.0 million (on a pre-tax basis). Operating results for 1995 were further impacted by (i) an eight-day strike of the USWA at Kaiser's five major domestic locations, (ii) a six-day strike of the National Workers Union at Kaiser's 65%-owned Alpart alumina refinery, and (iii) a four-day disruption of alumina production at Alpart caused by a boiler failure. The combined impact of these events on the results for 1995 was approximately $17.0 million (on a pre-tax basis), principally from lower production volume and other related costs. In 1993, Kaiser recorded pre-tax charges of $35.8 million relating to the restructuring of aluminum operations (see "--Aluminum processing" below) and approximately $19.4 million in the fourth quarter of 1993 because of reductions in the carrying value of its inventories caused principally by prevailing lower prices for alumina, primary aluminum and fabricated aluminum products.

  Kaiser's corporate general and administrative expenses of $82.3 million, $67.6 million and $72.6 million in 1995, 1994 and 1993, respectively, were allocated by the Company to the bauxite and alumina and aluminum processing segments based upon those segments' ratio of sales to unaffiliated customers.

  Bauxite and alumina. Operating income for the bauxite and alumina segment was $37.2 million in 1995, compared to operating income of $5.6 million in 1994 and an operating loss of $20.1 million in 1993. In 1995 compared to 1994, operating income increased principally due to higher revenue, partially offset by the effect of the strikes and boiler failure. In 1994 compared to 1993, operating income was favorably affected by increased shipments and lower manufacturing cost.

  Aluminum processing. Operating income for the aluminum processing segment was $179.3 million in 1995, compared to operating losses of $55.9 million in 1994 and operating losses of $97.3 million in 1993. Operating results improved in 1995 compared to 1994, principally due to higher revenue, partially offset by the effect of the USWA strike. The decrease in operating loss in 1994 compared to 1993 was caused principally by a nonrecurring $35.8 million restructuring charge recorded in 1993, as described below, increased shipments of fabricated aluminum products, and higher average realized prices of primary aluminum, partially offset by lower shipments of primary aluminum. In October 1993, KACC announced that it was restructuring its flat-rolled products operation at its Trentwood plant to reduce that facility's annual operating costs by at least $50.0 million after full implementation. Additionally, KACC implemented a plan to streamline its casting operations, which included the shutdown of two facilities located in Ohio. This entire restructuring was successfully completed by the end of 1995. The pre-tax charge for this restructuring of $35.8 million included $25.2 million for pension, severance and other termination benefits at Trentwood; $8.0 million related to casting facilities; and $2.6 million for various other items. Other contributing factors to the 1993 operating results were lower production at Kaiser's smelters in the Pacific Northwest as a result of the removal of three reduction potlines from production in January 1993 in response to the reduction by the BPA during the first quarter of 1993 of the amount of power it normally provides to Kaiser, and the increased cost of substitute power in such quarter. Additionally, during 1993, Kaiser realized above-market prices for significant quantities of primary aluminum sold forward in prior periods under long-term contracts.

 Income (Loss) Before Income Taxes, Minority Interests, Extraordinary Item and Cumulative Effect of Changes in Accounting Principles

  Income before income taxes, minority interests, extraordinary item and cumulative effect of changes in accounting principles for 1995, as compared to the loss for 1994, resulted from the improvement in operating income previously described, partially offset by other charges, principally related to the establishment of additional litigation reserves. See "--Financial Condition and Investing and Financing Activities--Aluminum Operations." The decrease in the loss before income taxes, minority interests, extraordinary item and cumulative effect of changes in accounting principles in 1994 compared to 1993 resulted from the reduction in operating losses previously described.

  As described in Note 1 to the Consolidated Financial Statements, Kaiser's cumulative losses in the first and second quarters of 1993, principally due to the implementation of the new accounting standard for postretirement benefits other than pensions as described in Note 6 to the Consolidated Financial Statements, eliminated Kaiser's equity with respect to its common stock; accordingly, the Company recorded 100% of Kaiser's losses in the third and fourth quarters of 1993 and all of 1994, without regard to the minority interests represented by Kaiser's other common stockholders (as described in Note 7 to the Consolidated Financial Statements). The Company recorded 100% of Kaiser's earnings in 1995 and will continue to do so until such time as the cumulative losses recorded by the Company with respect to Kaiser's minority common stockholders are recovered.

  Information concerning net sales, operating income (loss) and assets attributable to certain geographic areas and industry segments is set forth in
Note 11 to the Consolidated Financial Statements.

 FOREST PRODUCTS OPERATIONS

  The Company's forest products operations are conducted by MGI through its principal operating subsidiaries, Pacific Lumber and Britt. MGI's business is seasonal in that the forest products business generally experiences lower first quarter sales due largely to the general decline in construction-related activity during the winter months. The following table presents selected operational and financial information for the years ended December 31, 1995, 1994 and 1993.

                                                   YEARS ENDED DECEMBER 31,
                                                  ---------------------------
                                                    1995     1994      1993
                                                  -------- --------  --------
Shipments:
 Lumber:(1)
  Redwood upper grades...........................     46.5     52.9      68.3
  Redwood common grades..........................    216.7    218.4     184.7
  Douglas-fir upper grades.......................      7.4      8.6      10.7
  Douglas-fir common grades and other............     76.0     66.3      46.4
                                                  -------- --------  --------
   Total lumber..................................    346.6    346.2     310.1
                                                  ======== ========  ========
  Logs(2)........................................     12.6     17.7      18.6
                                                  ======== ========  ========
  Wood chips(3)..................................    214.0    210.3     156.8
                                                  ======== ========  ========
Average sales price:
 Lumber:(4)
  Redwood upper grades........................... $  1,495 $  1,443  $  1,275
  Redwood common grades..........................      477      460       469
  Douglas-fir upper grades.......................    1,301    1,420     1,218
  Douglas-fir common grades......................      392      444       447
 Logs(4).........................................      440      615       704
 Wood chips(5)...................................      102       83        81
Net sales:
 Lumber, net of discount......................... $  211.3 $  216.5  $  202.6
 Logs............................................      5.6     10.9      13.1
 Wood chips......................................     21.7     17.4      12.7
 Cogeneration power..............................      2.5      3.5       3.8
 Other...........................................      1.5      1.3       1.3
                                                  -------- --------  --------
   Total net sales............................... $  242.6 $  249.6  $  233.5
                                                  ======== ========  ========
Operating income................................. $   74.3 $   79.1  $   54.3
                                                  ======== ========  ========
Operating cash flow(6)........................... $   99.6 $  103.8  $   78.8
                                                  ======== ========  ========
Income (loss) before income taxes, minority
 interests, extraordinary item and cumulative
 effect of changes in accounting principles...... $    6.4 $   (5.2) $  (17.7)
                                                  ======== ========  ========
Capital expenditures............................. $    9.9 $   11.3  $   11.1
                                                  ======== ========  ========

- --------
(1) Lumber shipments are expressed in millions of board feet.
(2) Log shipments are expressed in millions of feet, net Scribner scale.
(3) Wood chip shipments are expressed in thousands of bone dry units of 2,400 pounds.
(4) Dollars per thousand board feet.
(5) Dollars per bone dry unit.
(6) Operating income plus depletion and depreciation, also referred to as "EBITDA." See Note 4 of the Notes to Selected Historical Consolidated Financial Data.

 Shipments

  Lumber shipments to third parties in 1995 were essentially unchanged from 1994. Increased shipments of common grade Douglas-fir lumber were mostly offset by decreased shipments of both upper and common grades of redwood lumber. Log shipments in 1995 were 12.6 million feet (net Scribner scale), a decrease of 5.1 million feet from 1994 shipments.

  Lumber shipments to third parties in 1994 increased by 12% compared to 1993. Increased shipments of redwood common lumber and common grade Douglas-fir and other lumber were partially offset by decreased shipments of upper grade redwood lumber. Log shipments in 1994 were 17.7 million feet, a decrease of .9 million feet from 1993 shipments.

  Old growth trees constitute Pacific Lumber's principal source of upper grade redwood lumber. Due to the severe restrictions on Pacific Lumber's ability to harvest virgin old growth timber on its property (see "--Trends--Forest Products Operations"), Pacific Lumber's supply of upper grade lumber has decreased in some premium product categories. Pacific Lumber has been able to lessen the impact of these decreases by augmenting its production facilities to increase its recovery of upper grade lumber from smaller diameter logs and increasing production capacity for manufactured upper grade lumber products through its end and edge glue facility (which was expanded during 1994). However, unless Pacific Lumber is able to sustain the harvest level of old growth trees, Pacific Lumber expects that its production of premium upper grade lumber products will decline and that its manufactured lumber products will constitute a higher percentage of its shipments of upper grade lumber products. See also "--Trends--Forest Products Operations" and "Risk Factors-- Regulatory and Environmental Factors--Forest Products Operations."

 Net Sales

  Revenues from net sales for 1995 decreased compared to 1994. Decreased shipments of upper grade redwood lumber, lower average realized prices for common grade Douglas-fir lumber and logs, decreased shipments of logs and redwood common lumber and lower sales of electrical power were largely offset by increased shipments of common grade Douglas-fir lumber, increased sales of wood chips and higher average realized prices for both common and upper grades of redwood lumber.

  Revenues from net sales for 1994 increased compared to 1993. This increase was principally due to increased shipments of redwood common lumber, an increase in the average realized price of upper grade redwood lumber, increased shipments of common grade Douglas-fir and other lumber and increased sales of wood chips, partially offset by decreased shipments of upper grade redwood lumber, a decrease in the average realized price of redwood common lumber and a decrease in the average realized price of log sales. The increase in sales of wood chips reflects higher demand from pulp mills.

 Operating Income

  Operating income for 1995 decreased compared to 1994. This decrease was primarily due to lower sales of lumber, higher cost of lumber sales and lower sales of logs and electrical power, partially offset by increased sales of wood chips and higher gross margins on wood chip sales. Cost of lumber sales for 1995 was unfavorably impacted by higher purchases of logs from third parties, partially offset by improved sawmill productivity. Cost of goods sold for 1995 and 1993 was reduced by $1.5 million and $1.2 million, respectively, of business interruption insurance proceeds for the settlement of claims related to an earthquake in April 1992.

  Operating income for 1994 increased compared to 1993. This increase was principally due to higher sales of lumber and wood chips, lower purchases of lumber and logs from third parties, improved sawmill productivity and reduced overhead costs. Pacific Lumber arranged for the purchase of a significant number of logs early in 1993 in response to concerns regarding inclement weather conditions hindering logging activities on Pacific Lumber's timberlands during the first five months of 1993. The cost associated with the purchase of logs from third parties significantly exceeds the Company's cost to harvest its own timber. As a result of the Company's last-in, first-out ("LIFO") methodology of accounting for inventories, a substantial portion of the additional cost associated with the purchased logs was charged to cost of sales in the third quarter of 1993.

  Logging costs have increased primarily due to the harvest of smaller diameter logs and, to a lesser extent, compliance with environmental regulations relating to the harvesting of timber and litigation costs incurred in connection with certain timber harvesting plans filed by Pacific Lumber. See "--Trends--Forest Products Operations." During the past few years, Pacific Lumber has significantly increased its production capacity for manufactured lumber products by assembling knot-free pieces of common grade lumber into wider and longer pieces in Pacific Lumber's end and edge glue plant. This manufactured lumber results in a significant increase in lumber recovery and produces a standard size upper grade product which is sold at a premium price compared to common grade products of similar dimensions. Pacific Lumber has instituted a number of measures at its sawmills during the past several years designed to enhance the efficiency of its operations such as expansion of its manufactured lumber facilities and other improvements in lumber recovery, automated lumber handling and the modification of its production scheduling to maximize cogeneration power revenues.

 Income (Loss) Before Income Taxes, Minority Interests, Extraordinary Item and Cumulative Effect of Changes in Accounting Principles

  Income before income taxes, minority interests, extraordinary item and cumulative effect of changes in accounting principles was $6.4 million for 1995 compared to a loss of $5.2 million in 1994. This improvement resulted from increased investment, interest and other income reported for 1995 compared to 1994, partially offset by the decrease in operating income as previously described. Investment, interest and other income for 1994 included the loss of $21.2 million for the settlement of litigation, partially offset by the receipt of a $7.2 million franchise tax refund, both of which are described further in the following paragraph and in Note 1 to the Consolidated Financial Statements. Additionally, investment, interest and other income included net gains on marketable securities of $4.9 million for 1995, an increase of $2.9 million as compared to 1994.

  The loss before income taxes, minority interests, extraordinary item and cumulative effect of changes in accounting principles decreased for 1994 as compared to 1993. This decrease resulted from the increase in operating income and decreased interest expense, partially offset by the loss on litigation settlement. In addition, investment, interest and other income (expense) for 1994 includes the receipt of a franchise tax refund of $7.2 million (the substantial portion of which represented interest) from the State of California and net gains on marketable securities of $2.0 million. The litigation settlement in the second quarter of 1994 resulted in a pre-tax loss of $21.2 million which consists of Pacific Lumber's $14.8 million cash payment to the settlement fund, a $2.0 million accrual for certain contingent claims, and $4.4 million of related legal fees. Interest expense decreased due to lower interest rates resulting from the refinancing of the long-term debt of Pacific Lumber and MGI in March and August of 1993, respectively. Investment, interest and other income for 1993 includes net gains on marketable securities of $6.7 million.

 REAL ESTATE AND OTHER OPERATIONS

                                                              YEARS ENDED
                                                             DECEMBER 31,
                                                           -------------------
                                                           1995   1994   1993
                                                           -----  -----  -----
                                                            (IN MILLIONS OF
                                                               DOLLARS)
Net sales................................................. $84.8  $84.6  $78.5
Operating loss............................................ (13.6) (10.0) (13.5)
Income (loss) before income taxes, minority interests,
 extraordinary item and cumulative effect of changes in
 accounting principles....................................   (.8)  (1.5)  38.1

 Net Sales

  Net sales includes revenues from (i) sales of developed lots, bulk acreage and real property associated with the Company's real estate developments, (ii) resort and other commercial operations conducted at certain of the Company's real estate developments, (iii) rental revenues associated with the real properties purchased from the Resolution Trust Corporation in June 1991 (the "RTC Portfolio"), and (iv) beginning in the fourth quarter of

1995, revenues from SHRP, Ltd., a Texas limited partnership which owns and operates a Class 1 horse racing facility in the greater Houston metropolitan area (see "--Financial Condition and Investing and Financing Activities--Real Estate and Other Operations"). Net sales for 1995 were essentially unchanged from 1994. Revenues from SHRP, Ltd. and a bulk sale of acreage in Texas were offset by a decrease in rental revenues from the RTC Portfolio due to the sale of some of those properties. Net sales for 1994 increased as compared to 1993. This increase was primarily due to bulk acreage sales in New Mexico and increased lot sales at the Company's Fountain Hills development in Arizona, partially offset by a decrease in rental revenues resulting from the sale of sixteen apartment complexes from the RTC Portfolio in December 1993.

 Operating Loss

  The operating loss for 1995 increased as compared to 1994, primarily due to a $4.0 million writedown of certain real property to its estimated net realizable value, partially offset by a bulk sale of acreage in Texas. The operating loss for 1994 decreased as compared to 1993. The operating results for 1994 were favorably impacted by the bulk acreage sales and the increased sales at Fountain Hills, offset by decreased revenues from the RTC Portfolio as a result of the sale of the sixteen apartment complexes in December 1993. The operating loss for 1993 also included a $5.9 million writedown of certain of the Company's nonstrategic real estate holdings to their estimated net realizable value.

 Income (Loss) Before Income Taxes, Minority Interests, Extraordinary Item and Cumulative Effect of Changes in Accounting Principles

  The loss before income taxes, minority interests, extraordinary item and cumulative effect of changes in accounting principles for 1995 decreased as compared to 1994. This decrease was primarily due to higher investment, interest and other income and lower interest expense, partially offset by the increased operating loss discussed above. Investment, interest and other income for 1995 includes a pre-tax gain of $10.5 million resulting from the sale of five real properties and one loan from the RTC Portfolio for $25.5 million. The loss before income taxes, minority interests, extraordinary item and cumulative effect of changes in accounting principles for 1994 was $1.5 million, as compared to income of $38.1 million for 1993. The loss for 1994 reflects a decrease in investment, interest and other income, offset by a decrease in interest expense and the decreased operating loss discussed above. Investment, interest and other income for 1994 includes pre-tax gains of $7.3 million resulting from the sale of two real properties and one loan from the RTC Portfolio for $14.2 million. The decrease in interest expense for 1994 compared to 1993 resulted primarily from repayments on debt attributable to the sixteen apartment complexes sold. Investment, interest and other income for 1993 includes a pre-tax gain of $47.8 million attributable to the sale of these properties from the RTC Portfolio in December 1993 for $113.6 million. Also included in investment, interest and other income for 1993 are the sales of two other real properties and three loans from the RTC Portfolio resulting in pre-tax gains of $5.1 million.

 OTHER ITEMS NOT DIRECTLY RELATED TO INDUSTRY SEGMENTS

                                                         YEARS ENDED DECEMBER
                                                                 31,
                                                         ----------------------
                                                          1995    1994    1993
                                                         ------  ------  ------
                                                           (IN MILLIONS OF
                                                               DOLLARS)
Operating loss.........................................  $(19.6) $(11.5) $(19.5)
Loss before income taxes, minority interests,
 extraordinary item and cumulative effect of changes in
 accounting principles.................................   (19.8)  (19.3)  (30.1)

 Operating Loss

  The operating losses represent corporate general and administrative expenses that are not attributable to the Company's industry segments. The operating loss for 1995 increased compared to 1994, primarily due to a $2.5 million increase in costs attributable to phantom share rights granted to certain employees and a $6.1 million charge for the cost of certain litigation. These phantom share rights, together with rights granted to certain employees of the Company's real estate subsidiaries, were exercised in 1995. See Note 8 to the Consolidated Financial Statements. The operating loss for 1994 decreased compared to 1993, primarily due to a $6.5 million charge related to litigation contingencies in 1993 and lower overhead costs.

 Loss Before Income Taxes, Minority Interests, Extraordinary Item and Cumulative Effect of Changes in Accounting Principles

  The loss before income taxes, minority interests, extraordinary item and cumulative effect of changes in accounting principles includes operating losses, investment, interest and other income (expense) and interest expense, including amortization of deferred financing costs, that are not attributable to the Company's industry segments. The loss for 1995 increased compared to 1994, primarily due to the increased operating loss, partially offset by higher investment, interest and other income. The loss before income taxes, minority interests, extraordinary item and cumulative effect of changes in accounting principles for 1994 was significantly less than the loss for 1993. This decrease was primarily due to the decreased operating losses discussed above and a decrease in interest expense. The decrease in interest expense resulted primarily from the redemption in August 1993 of $20.0 million aggregate principal amount of the Company's 14% Senior Subordinated Reset Notes due May 20, 2000 (the "Reset Notes"). Investment, interest and other income (expense) for 1994 includes the equity in losses of affiliates attributable to the Company's equity interest in SHRP, Ltd., offset by net gains on marketable securities. Affiliates of the Company held an equity interest in SHRP, Ltd. of approximately 29.7% until October 1994, when, as a result of an additional capital contribution of $5.6 million, the Company's interest increased to approximately 45%. The Company obtained a majority interest in SHRP, Ltd. upon its emergence from Chapter 11 bankruptcy proceedings on October 6, 1995. See "--Financial Condition and Investing and Financing Activities--Real Estate and Other Operations."

 Credit (Provision) for Income Taxes

  The Company's credit (provision) for income taxes differs from the federal statutory rate due principally to (i) revision of prior years' tax estimates and other changes in valuation allowances, (ii) percentage depletion, and
(iii) foreign, state and local taxes, net of related federal tax benefits. The Company's provision for income taxes as reflected in its Consolidated Statement of Operations for the year ended December 31, 1995 reflects a benefit of $24.2 million relating to the revision of prior years' tax estimates and other changes in valuation allowances.

 Minority Interests

  Minority interests represent the minority stockholders' interest in the Company's aluminum operations and, with respect to periods after October 6, 1995, minority partners' interest in SHRP, Ltd.

 Extraordinary Item

  The refinancing activities of Kaiser during the first quarter of 1994, as described in Note 4 to the Consolidated Financial Statements, resulted in an extraordinary loss of $5.4 million, net of benefits for income taxes of $2.9 million. The extraordinary loss consists primarily of the write-off of unamortized deferred financing costs on Kaiser's previous credit agreement (the "1989 KACC Credit Agreement").

  The refinancing activities of KACC and Pacific Lumber in the first quarter of 1993 and MGI in the third quarter of 1993, as described in Note 4 to the Consolidated Financial Statements, resulted in an extraordinary loss of $50.6 million, net of benefits for minority interests of $2.8 million and income taxes of $27.5 million. The extraordinary loss consists primarily of the respective tender and redemption premiums paid and the write-off of unamortized discount and deferred financing costs on Pacific Lumber's retired 12% Series A Senior Notes, 12.2% Series B Senior Notes and 12 1/2% Senior Subordinated Debentures, MGI's retired 12 3/4% Notes and KACC's retired 14 1/4% Senior Subordinated Notes.

 Cumulative Effect of Changes in Accounting Principles

  As of January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("SFAS 109"), Statement of Financial Accounting Standards No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions ("SFAS 106") and Statement of Financial Accounting Standards No. 112, Employers' Accounting for Postemployment Benefits ("SFAS 112") as more fully described in Notes 5 and 6 to the Consolidated Financial Statements. The cumulative effect of the change in accounting principle for the adoption of SFAS 109 increased 1993 results of operations by $26.6 million. The cumulative effect of the change in accounting principle for the adoption of SFAS 106 reduced 1993 results of operations by $437.9 million, net of related benefits for minority interests of $63.6 million and income taxes of $236.8 million. The cumulative effect of the change in accounting principle for the adoption of SFAS 112 reduced 1993 results of operations by $6.4 million, net of related benefits for minority interests of $1.0 million and income taxes of $3.4 million. The new accounting methods have no effect on the Company's cash outlays for postretirement and postemployment benefits, nor does the cumulative effect of the changes in accounting principles affect the Company's compliance with its existing debt covenants. Postretirement benefits other than pensions are generally provided through contracts with various insurance carriers. The Company has not funded the liability for these benefits, which are expected to be paid out of cash generated by operations. The Company reserves the right, subject to applicable collective bargaining agreements and applicable legal requirements, to amend or terminate these benefits.

FINANCIAL CONDITION AND INVESTING AND FINANCING ACTIVITIES

  Since 1993, subsidiaries of the Company's aluminum operations and forest products operations have completed a number of transactions designed to enhance their liquidity, significantly extend their debt maturities and lower their interest costs. Collectively, these transactions included public offerings for approximately $1.4 billion of debt securities, approximately $220.0 million of additional equity capital and the replacement of revolving credit facilities. The following should be read in conjunction with the Company's Consolidated Financial Statements and the Notes thereto.

 THE COMPANY

  The Company conducts its operations primarily through its subsidiaries. Creditors of and holders of minority interests in subsidiaries of the Company have priority with respect to the assets and earnings of such subsidiaries over the claims of the creditors of the Company, including the holders of the Company's public debt. As of March 31, 1996, the indebtedness of the subsidiaries and the minority interests reflected on the Company's Consolidated Balance Sheet were $1,656.7 million and $222.2 million, respectively. Certain of the Company's subsidiaries, principally Kaiser and MGI, are restricted by their various debt agreements as to the amount of funds that can be paid in the form of dividends or loaned to the Company. The 1994 KACC Credit Agreement contains covenants which, among other things, limit Kaiser's ability to pay cash dividends and restrict transactions between Kaiser and its affiliates. The indentures governing KACC's Senior Notes and the KACC Senior Subordinated Notes contain covenants which, among other things, limit KACC's ability to pay cash dividends and restrict transactions between KACC and its affiliates. Pursuant to the terms of the 1994 KACC Credit Agreement, Kaiser is precluded from paying any dividends with respect to its common stock. The indenture governing the MGI Senior Notes and the MGI Discount Notes contains various covenants which, among other things, limit the payment of dividends and restrict transactions between MGI and its affiliates. MGI paid dividends of $4.8 million during 1995 and an additional $1.6 million in January 1996. As of March 31, 1996, $0.4 million of dividends could be paid by MGI. The most restrictive covenants governing debt of the Company's real estate and other subsidiaries would not restrict payment to the Company of all available cash and unused borrowing availability for such subsidiaries (approximately $12.3 million of dividends could be paid as of March 31, 1996). See also "Risk Factors--Ability to Service Indebtedness."

  During 1994, the Company sold 1,239,400 of Kaiser's Depositary Shares (as defined in "--Aluminum Operations" below) for aggregate net proceeds of $10.3 million. The Company sold its remaining 893,550 of Depositary Shares during the first six months of 1995 for aggregate net proceeds of $7.6 million. See
Note 7 to the Consolidated Financial Statements.

  On October 10, 1994, the Company entered into the Custodial Trust Agreement with Custodial Trust Company providing for up to $25.0 million in borrowings. Any amounts drawn would be payable upon demand and be secured by Kaiser Common Stock owned by the Company (or such other marketable securities acceptable to the lender) with an initial market value (as defined therein) of approximately three times the amount borrowed. Borrowings under this agreement would bear interest at the prime rate plus 1% per annum. The Custodial Trust Agreement contains a negative pledge on 22 million shares of Kaiser Common Stock owned by the Company and provides that the Company may sell such shares upon 24 hours notice to the Custodial Trust Company. No borrowings were outstanding as of March 31, 1996.

  On October 6, 1995, wholly owned subsidiaries of the Company made investments in SHRP, Ltd. of approximately $8.7 million, consisting of land, cash ($5.8 million) and other assets. In an unrelated transaction, on October 20, 1995, a wholly owned subsidiary of the Company purchased, for $7.3 million, $14.6 million aggregate initial principal amount of SHRP, Ltd.'s 11% Senior Secured Extendible Notes (the "SHRP Notes"). See "--Real Estate and Other Operations."

  As of March 31, 1996, the Company (excluding its subsidiaries) had cash and marketable securities of approximately $34.7 million. The Company expects that its corporate general and administrative costs, net of cost reimbursements from subsidiaries, will range from $11.0 to $19.0 million for the next year. The Company's cash outlays for interest and sinking fund obligations with respect to parent company indebtedness will aggregate approximately $6.0 million in 1996 and $9.0 million in 1997. The Company believes that its existing cash, cash equivalents and marketable securities (excluding such items owned by its subsidiaries), together with the funds available to it, will be sufficient to fund its working capital requirements for the next year. With respect to its long-term liquidity, the Company believes that its existing cash and cash resources, together with the cash proceeds from the sale of assets, distributions from its subsidiaries, and the proceeds from the sale of debt securities should be sufficient to meet its working capital requirements. Although there are no restrictions on the Company's ability to pay dividends on its capital stock, the Company has not paid any dividends for a number of years and has no present intention to do so. The Company has stated that, from time to time, it may purchase its common stock on national exchanges or in privately negotiated transactions. See also "Risk Factors-- Ability to Service Indebtedness" and "--Litigation."

  On December 26, 1995, the United States Department of Treasury's Office of Thrift Supervision ("OTS") initiated formal administrative proceedings against the Company and others by filing a Notice of Charges (the "Notice"). The Notice alleges misconduct by the Company, Federated, Mr. Charles Hurwitz and others (the "respondents") with respect to the failure of United Savings Association of Texas ("USAT"), a wholly owned subsidiary of United Financial Group Inc. ("UFG"). The Notice claims that the Company was a savings and loan holding company, that with others it controlled USAT, and that it was therefore obligated to maintain the net worth of USAT. The Notice makes numerous other allegations against the Company and the other respondents, including, among other things, allegations that through USAT it was involved in prohibited transactions with Drexel, Burnham, Lambert Inc. The OTS, among other things, seeks unspecified damages in excess of $138.0 million from the Company, civil money penalties and a removal from, and prohibition against the Company and the other respondents engaging in, the banking industry. The Company has concluded that it is unable to determine a reasonable estimate of the loss (or range of loss), if any, that could result from this contingency. Accordingly, it is impossible to assess the ultimate impact, if any, of the outcome this matter may have on the Company's consolidated financial position, results of operations or liquidity.

  On August 2, 1995, the Federal Deposit Insurance Corporation ("FDIC") filed a civil action entitled Federal Deposit Insurance Corporation, as manager of the FSLIC Resolution Fund v. Charles E. Hurwitz (No. H-95-3936) (the "FDIC action") in the U.S. District Court for the Southern District of Texas. The FDIC action did not name the Company as a defendant. The suit against Mr. Hurwitz seeks damages in excess of $250.0 million based on the allegation that Mr. Hurwitz was a controlling shareholder, de facto senior officer and director of USAT, and was involved in certain decisions which contributed to the insolvency of USAT. The FDIC further alleges, among other things, that Mr. Hurwitz was obligated to ensure that UFG, Federated and the Company maintained the net worth of USAT. On November 14, 1995, Mr. Hurwitz filed a motion to join the

OTS to this action. On December 8, 1995, the Company filed a motion to intervene in this action and conditioned it on the Court joining the OTS to this action. The Company filed with its motion to intervene a proposed complaint which alleges that the OTS violated the Administrative Procedures Act by rejecting the Company's bid for USAT. The Company's bylaws provide for indemnification of its officers and directors to the fullest extent permitted by Delaware law. The Company is obligated to advance defense costs to its officers and directors, subject to the individual's obligation to repay such amount if it is ultimately determined that the individual was not entitled to indemnification. In addition, the Company's indemnity obligation can, under certain circumstances, include amounts other than defense costs, including judgments and settlements. The Company has concluded that it is unable to determine a reasonable estimate of the loss (or range of loss), if any, that could result from this contingency. It is impossible to assess the ultimate outcome of the foregoing matter or its potential impact on the Company's consolidated financial position, results of operations or liquidity.

  The Company believes that its existing cash resources, together with the cash available from subsidiaries and other sources of financing, will be sufficient to fund its working capital requirements, and to pay interest on any Securities which may be sold; however, there can be no assurance that the Company's cash resources, together with the cash available from subsidiaries and other sources of financing, will be sufficient for such purposes or that the Company would be able to refinance or repay at maturity Securities which may be sold. See also "Risk Factors--Ability to Service Indebtedness" and "-- Litigation."

 ALUMINUM OPERATIONS

  The 1994 KACC Credit Agreement consists of a $325.0 million five-year secured revolving line of credit which matures in 1999. KACC is able to borrow under the facility by means of revolving credit advances and letters of credit (up to $125.0 million) in an aggregate amount equal to the lesser of $325.0 million or a borrowing base relating to eligible accounts receivable and inventory. As of March 31, 1996, $166.8 million (of which $71.5 million could have been used for letters of credit) was available to KACC under the 1994 KACC Credit Agreement. The 1994 KACC Credit Agreement is unconditionally guaranteed by Kaiser and by certain significant subsidiaries of KACC. Loans under the 1994 KACC Credit Agreement bear interest at a rate per annum, at KACC's election, equal to a Reference Rate (as defined) plus 1 1/2% or LIBOR (Reserve Adjusted) (as defined) plus 3 1/4%. Effective June 30, 1995, the interest rate margins applicable to borrowings under the 1994 KACC Credit Agreement may be reduced by up to 1 1/2% (non-cumulatively), based on a financial test, determined quarterly. As of December 31, 1995, the financial test permitted a reduction of 1 1/2% per annum in margins effective January 1, 1996. The March 31, 1996 financial test permitted the continuation of such reduced margins.

  In 1993, Kaiser issued 19,382,950 of its $.65 Depositary Shares (the "Depositary Shares"), each representing one-tenth of a share of Series A Mandatory Conversion Premium Dividend Preferred Stock (the "Series A Shares"). See Note 7 to the Consolidated Financial Statements. On September 19, 1995, Kaiser redeemed all 1,938,295 of its Series A Shares, which resulted in the simultaneous redemption of all Depositary Shares in exchange for (i) 13,126,521 shares of Kaiser's common stock, (ii) cash equal to all accrued and unpaid dividends up to and including the day immediately prior to the redemption date of $2.8 million, and (iii) cash in lieu of any fractional shares of common stock that would have otherwise been issuable.

  As a result of the issuance of the PRIDES and the Depositary Shares, and the subsequent redemption of the Depositary Shares, the Company's equity interest in Kaiser has decreased to approximately 62% on a fully diluted basis.

  On February 17, 1994, KACC issued $225.0 million of the KACC Senior Notes. On February 1, 1993, KACC issued $400.0 million of the KACC Senior Subordinated Notes. The obligations of KACC with respect to the KACC Senior Subordinated Notes and the KACC Senior Notes are guaranteed, jointly and severally, by certain subsidiaries of KACC. See Note 4 to the Consolidated Financial Statements for a description of the terms of the KACC Notes and the use of proceeds from their issuance. Pursuant to the terms of the 1994 KACC Credit Agreement, Kaiser is precluded from paying any dividends with respect to its common stock. The declaration and payment of dividends by Kaiser with respect to the PRIDES are expressly permitted by the terms of the 1994 KACC Credit Agreement.

  Kaiser's Board of Directors has approved a proposed recapitalization (the "Proposed Recapitalization"). The Proposed Recapitalization would, among other things, (i) provide for two classes of common stock: the Class A Common Shares, $.01 par value, with one vote per share and the new lesser-voting Recap Common Stock, $.01 par value, with 1/10 vote per share, (ii) redesignate as Class A Common Shares the 100 million currently authorized shares of existing Kaiser Common Stock and authorize 250 million shares to be designated as Common Stock, and (iii) reclassify each issued share of the existing Kaiser Common Stock into (a) .33 of a Class A Common Share and (b) .67 of a share of Recap Common Stock. Kaiser would pay cash in lieu of fractional shares. Kaiser anticipates that both the Class A Common Shares and the Recap Common Stock would be approved for trading on the New York Stock Exchange.

  Upon the effective date of the Proposed Recapitalization, approximately 23.6 million Class A Common Shares and 48.0 million shares of Recap Common Stock would be issued and outstanding. The proportionate voting power of the holders of the PRIDES will increase immediately after the effectiveness of the Proposed Recapitalization until such shares are redeemed or converted, which will occur on or before December 31, 1997. As of March 31, 1996, holders of the existing Kaiser Common Stock and the PRIDES had 91.2% and 8.8%, respectively, of the total voting power of all stockholders. Immediately after the effectiveness of the Proposed Recapitalization, the voting power of such holders of the PRIDES would increase to 19.6% in the aggregate, with a corresponding reduction in the voting power of such holders of the existing Kaiser Common Stock. At such time as the PRIDES were redeemed or converted, the relative voting power of such holders of the PRIDES would decrease and the relative voting power for both such holders of the PRIDES and the existing Kaiser Common Stock would be approximately the same as it would have been had the Proposed Recapitalization not occurred.

  A special meeting of shareholders to consider the Proposed Recapitalization was scheduled for April 10, 1996. On March 19, 1996, a lawsuit was filed in the Delaware Court of Chancery which, among other things, sought to enjoin the Proposed Recapitalization. On April 8, 1996, the Delaware Court of Chancery issued a ruling which preliminarily enjoins Kaiser from implementing the Proposed Recapitalization. On April 10, 1996, Kaiser called the scheduled special meeting of stockholders to order and the meeting was adjourned to May 1, 1996, without taking a vote on the Proposed Recapitalization. On April 19, 1996, the Delaware Supreme Court granted Kaiser's motion to consider, on an expedited basis, Kaiser's appeal of the preliminary injunction. See also "Risk Factors--Risk Factors Relating to Kaiser--Possible Equity Recapitalization" and "Legal Proceedings--Kaiser Litigation--Other Kaiser Proceedings-- Recapitalization Litigation."

  Kaiser's capital expenditures of approximately $217.1 million (of which $25.2 million was funded by Kaiser's minority partners in certain foreign joint ventures) during the three years ended December 31, 1995 were made primarily to improve production efficiency, reduce operating costs, expand capacity at existing facilities and construct new facilities. Kaiser's capital expenditures were $79.4 million in 1995, compared to $70.0 million in 1994 and $67.7 million in 1993 (of which $8.3 million, $7.5 million and $9.4 million were funded by such minority partners in 1995, 1994 and 1993, respectively). Kaiser's capital expenditures (of which approximately 10% is expected to be funded by such minority partners) are expected to be between $123.0 million and $143.0 million per year in the 1996 -1998 period, subject to necessary approvals, if required, from the lenders under the 1994 KACC Credit Agreement. A portion of the capital expenditures is spent on environmental matters.

  Kaiser has historically participated in various raw material joint ventures outside the United States. At March 31, 1996, Kaiser was unconditionally obligated for $89.3 million of indebtedness of one such joint venture affiliate.

  Kaiser has developed a unique micromill for the production of can sheet from molten metal based on a proprietary thin-strip, high-speed, continuous-belt casting technique linked directly to hot rolling and cold rolling mills. The first micromill is being constructed in Nevada as a demonstration production facility, and Kaiser expects operational startup of the facility by the end of 1996. KACC currently intends to finance the cost of the construction of the Nevada micromill, estimated to be $45.0 million, from general corporate funds, including possible borrowings under the 1994 KACC Credit Agreement, although KACC is in discussions with third parties which might provide some or all of such funding.

  In 1995, Kaiser Yellow River Investment Limited ("KYRIL"), a subsidiary of Kaiser, was formed to participate in the privatization, expansion, modernization and operation of aluminum smelting facilities in the People's Republic of China (the "PRC"). KYRIL has entered into a joint venture agreement and related agreements with the Lanzhou Aluminum Smelters of the China National Nonferrous Metals Industry Corporation relating to the formation and operation of Yellow River Aluminum Industry Company Limited, a Sino-foreign joint equity enterprise organized under the laws of the PRC (the "Joint Venture"). See also "Business--Aluminum Operations--Kaiser--Operations in China." KYRIL contributed $9.0 million to the Joint Venture in July 1995. The parties to the Joint Venture are currently engaged in discussions concerning the amount, timing, and other conditions relating to KYRIL's additional contributions to the Joint Venture and the use thereof by the Joint Venture. Governmental approval in the PRC will be necessary in order to implement any arrangements agreed to by the parties, and there can be no assurance such approvals will be obtained.

  As described in Note 9 to the Consolidated Financial Statements, Kaiser and KACC are subject to a number of environmental laws and regulations, to fines or penalties assessed for alleged breaches of the environmental laws and regulations, and to claims and litigation based upon such laws. KACC is currently subject to a number of lawsuits under CERCLA and, along with certain other entities, has been named as a potentially responsible party for remedial costs at certain third-party sites listed on the National Priorities List under CERCLA. Based on Kaiser's evaluation of these and other environmental matters, Kaiser has established environmental accruals primarily related to potential solid waste disposal and soil and groundwater remediation matters. At December 31, 1995, the balance of such accruals, which is primarily included in other noncurrent liabilities, was $38.9 million. These environmental accruals represent Kaiser's estimate of costs reasonably expected to be incurred based on presently enacted laws and regulations, currently available facts, existing technology and Kaiser's assessment of the likely remediation actions to be taken. Kaiser expects that these remediation actions will be taken over the next several years and estimates that annual expenditures to be charged to these environmental accruals will be approximately $3.0 million to $9.0 million for the years 1996 through 2000 and an aggregate of approximately $10.0 million thereafter.

  As additional facts are developed and definitive remediation plans and necessary regulatory approvals for implementation of remediation are established or alternative technologies are developed, changes in these and other factors may result in actual costs exceeding the current environmental accruals. Kaiser believes that it is reasonably possible that costs associated with these environmental matters may exceed current accruals by amounts that could range, in the aggregate, up to an estimated $23.0 million and that the factors upon which a substantial portion of this estimate is based are expected to be resolved over the next twelve months. While uncertainties are inherent in the final outcome of these environmental matters, and it is presently impossible to determine the actual costs that ultimately may be incurred, management currently believes that the resolution of such uncertainties should not have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity. See also "Risk Factors--Risk Factors Relating to Kaiser--Environmental Matters and Litigation."

  Additionally, KACC is a defendant in a substantial number of lawsuits, some of which involve claims of multiple persons, in which the plaintiffs allege that certain of their injuries were caused by, among other things, exposure to asbestos during, and as a result of, their employment or association with KACC or exposure to products containing asbestos produced or sold by KACC. The lawsuits generally relate to products KACC has not manufactured for at least 15 years. At March 31, 1996, the number of claims pending was approximately 66,200, compared to 59,700 at December 31, 1995. During 1995, approximately 41,700 claims were received and approximately 7,200 were settled or dismissed and, during the first quarter of 1996, approximately 8,800 of such claims were received and 2,300 claims settled or dismissed. KACC believes that, although there can be no assurance, the increase in pending claims during 1995 may have been attributable, in part, to tort reform legislation in Texas which was passed by the legislature in March 1995 and which became effective on September 1, 1995. The legislation, among other things, was designed to restrict, beginning September 1, 1995, the filing of cases in Texas that do not have a sufficient nexus to that jurisdiction, and to impose, generally as of September 1, 1996, limitations relating to joint and several liability in tort cases. A substantial portion of the asbestos-related claims that were filed and served on KACC between June 30, 1995 and November 30, 1995 were filed in Texas prior to September 1, 1995.

  Based on past experience and reasonably anticipated future activity, Kaiser has established an accrual for estimated asbestos-related costs for claims filed and estimated to be filed and settled through 2008. There are inherent uncertainties involved in estimating asbestos-related costs and Kaiser's actual costs could exceed these estimates. Kaiser's accrual was calculated based on the current and anticipated number of asbestos-related claims, the prior timing and amounts of asbestos-related payments, and the advice of Wharton Levin Ehrmantraut Klein & Nash, P.A. with respect to the current state of the law related to asbestos claims. Accordingly, an asbestos-related cost accrual of $160.1 million, before consideration of insurance recoveries, is included primarily in other noncurrent liabilities at December 31, 1995. Kaiser estimates that annual future cash payments in connection with such litigation will be approximately $13.0 million to $20.0 million for each of the years 1996 through 2000, and an aggregate of approximately $78.0 million thereafter through 2008. While Kaiser does not believe there is a reasonable basis for estimating such costs beyond 2008, and, accordingly, did not accrue such costs, there is a reasonable possibility that such costs may continue beyond 2008, and that such costs may be substantial.

  Kaiser believes that KACC has insurance coverage available to recover a substantial portion of its asbestos-related costs. Claims for recovery from some of KACC's insurance carriers are currently subject to pending litigation and other carriers have raised certain defenses, which have resulted in delays in recovering costs from the insurance carriers. The timing and amount of ultimate recoveries from these insurance carriers are dependent upon the resolution of these disputes. KACC believes, based on prior insurance-related recoveries with respect to asbestos-related claims, existing insurance policies, and the advice of Thelen, Marrin, Johnson & Bridges with respect to applicable insurance coverage law relating to the terms and conditions of those policies, that substantial recoveries from the insurance carriers are probable. Accordingly, an estimated aggregate insurance recovery of $137.9 million, determined on the same basis as the asbestos-related cost accrual, is recorded primarily in long-term receivables and other assets at December 31, 1995.

  While uncertainties are inherent in the final outcome of these asbestos matters and it is presently impossible to determine the actual costs that ultimately may be incurred and the insurance recoveries that will be received, management believes that, based on the factors discussed in the preceding paragraphs, the resolution of the asbestos-related uncertainties and the incurrence of asbestos-related costs net of related insurance recoveries should not have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity. See also "Risk Factors--Risk Factors Relating to Kaiser--Environmental Matters and Litigation."

  Kaiser and KACC are involved in various other claims, lawsuits and other proceedings relating to a wide variety of matters. While uncertainties are inherent in the final outcome of such matters and it is presently impossible to determine the actual costs that ultimately may be incurred, management believes that the resolution of such uncertainties and the incurrence of such costs should not have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

  Kaiser expects that its existing cash resources, together with cash flow from operations and borrowings under the 1994 KACC Credit Agreement, will be sufficient to satisfy its working capital and capital expenditure requirements for the next year. With respect to its long-term liquidity, Kaiser believes that its history of prior operating cash flow, together with its ability to obtain both short and long-term financing should provide sufficient funds to meet its long-term working capital and capital expenditure requirements. Kaiser enters into forward sales and hedging transactions to mitigate the effect declining prices for primary aluminum could have on its results of operations and liquidity. See "--Trends--Aluminum Operations-- Sensitivity to Prices and Hedging Programs."

 FOREST PRODUCTS OPERATIONS

  MGI conducts its operations primarily through its subsidiaries, Pacific Lumber and Britt. Creditors of MGI's subsidiaries have priority with respect to the assets, cash flows and earnings of such subsidiaries over the claims of the creditors of MGI, including the holders of the MGI Notes. As of March 31, 1996, the indebtedness of the subsidiaries reflected on MGI's Consolidated Balance Sheet was $577.5 million. The indentures governing Pacific Lumber's Senior Notes and the Timber Notes and the Pacific Lumber Credit Agreement contain various covenants which, among other things, restrict transactions between Pacific Lumber and its affiliates and the payment of dividends. Pacific Lumber can pay dividends in an amount that is generally equal to 50% of Pacific Lumber's consolidated net income plus depletion and cash dividends received from Scotia Pacific, exclusive of the net income and depletion of Scotia Pacific for as long as any Timber Notes are outstanding. As of March 31, 1996, under the most restrictive of these covenants, approximately $21.5 million of dividends could be paid by Pacific Lumber. Pacific Lumber paid an aggregate of $22.0 million and $24.5 million of dividends in 1995 and 1994, respectively.

  Substantially all of MGI's consolidated assets are owned by Pacific Lumber and a significant portion of Pacific Lumber's consolidated assets are owned by Scotia Pacific. MGI expects that Pacific Lumber will provide a major portion of its future operating cash flow. Pacific Lumber is dependent upon Scotia Pacific for a significant portion of its timber requirements from which it generates the substantial portion of its operating cash flow. The holders of the Timber Notes have priority over the claims of creditors of Pacific Lumber with respect to the assets and cash flows of Scotia Pacific, and the holders of the Pacific Lumber Senior Notes have priority over the claims of creditors of MGI with respect to the assets and cash flows of Pacific Lumber. Under the terms of the Timber Note Indenture, Scotia Pacific will not have available cash for distribution to Pacific Lumber unless Scotia Pacific's cash flow from operations exceeds the amounts required by the Timber Note Indenture to be reserved for the payment of current debt service (including interest, principal and premiums) on the Timber Notes, capital expenditures and certain other operating expenses. Once appropriate provision is made for current debt service on the Timber Notes and expenditures for operating and capital costs, and in the absence of certain Trapping Events (as defined in the Timber Note Indenture) or outstanding judgments, the Timber Note Indenture does not limit monthly distributions of available cash from Scotia Pacific to Pacific Lumber. Accordingly, the Company expects that, once Scotia Pacific's debt service and operating and capital expenditure requirements have been met, substantially all of Scotia Pacific's available cash will be periodically distributed to Pacific Lumber. Scotia Pacific paid $59.0 million, $88.9 million and $58.3 million of dividends to Pacific Lumber during the years ended December 31, 1995 and 1994 and the period from March 23, 1993 to December 31, 1993, respectively. In the event Scotia Pacific's cash flows are not sufficient to generate distributable funds to Pacific Lumber, Pacific Lumber's ability to pay interest on the Pacific Lumber Senior Notes and to service its other indebtedness would be materially impaired and MGI's ability to pay interest on the MGI Notes and its other indebtedness would also be materially impaired. See Note 4 to the Consolidated Financial Statements for a description of the principal payment requirements of the Timber Notes.

  During the years ended December 31, 1995, 1994 and 1993, Pacific Lumber's operating income plus depletion and depreciation ("operating cash flow") amounted to $90.5 million, $95.9 million and $76.6 million, respectively, which exceeded interest accrued on all of its indebtedness in those years by $35.0 million, $39.8 million and $17.4 million, respectively. The Company believes that Pacific Lumber's level of operating cash flow and other available sources of financing will enable it to meet the debt service requirements on the Pacific Lumber Senior Notes and the Timber Notes for the next year. With respect to its long-term liquidity, Pacific Lumber believes that its ability to generate sufficient levels of cash from operations, and its ability to obtain both short and long-term financing should provide sufficient funds to meet its long-term working capital and capital expenditure requirements. See also "Risk Factors--Ability to Service Indebtedness."

  As of March 31, 1996, MGI (excluding Pacific Lumber and its subsidiary companies) had cash and marketable securities of approximately $53.7 million. MGI believes, although there can be no assurance, that the aggregate dividends which will be available to it from Pacific Lumber and Britt, during the period in which cash interest will not be payable on the MGI Discount Notes, will exceed its cash interest payments on the MGI Senior Notes. When cash interest payments on the MGI Discount Notes commence on February 1, 1999, MGI believes that it should be able to make such cash interest payments out of its then existing cash resources and from cash expected to be available to it from Pacific Lumber and Britt. See also "Risk Factors--Ability to Service Indebtedness."

  On August 4, 1993, MGI issued $100.0 million aggregate principal amount of the MGI Senior Notes and $126.7 million aggregate principal amount (approximately $70.0 million net of original issue discount) of the MGI Discount Notes. The MGI Notes are secured by, among other things, the capital stock of Pacific Lumber and Britt and 28 million shares of Kaiser's common stock owned by the Company. See Note 4 to the Consolidated Financial Statements for a description of the terms of the MGI Notes and the use of proceeds from their issuance. The MGI Notes are senior indebtedness of MGI; however, they are effectively subordinate to the liabilities of MGI's subsidiaries, which include the Timber Notes and the Pacific Lumber Senior Notes.

  On March 23, 1993, Pacific Lumber issued $235.0 million of the Pacific Lumber Senior Notes and Scotia Pacific issued $385.0 million of the Timber Notes. See Note 4 to the Consolidated Financial Statements for a description of the terms of the Pacific Lumber Senior Notes and the Timber Notes and the use of proceeds from their issuance.

  Borrowings under the Pacific Lumber Credit Agreement, which expires on May 31, 1998, are secured by Pacific Lumber's trade receivables and inventories, with interest computed at the bank's reference rate plus 1 1/4% or the bank's offshore rate plus 2 1/4%. The Pacific Lumber Credit Agreement provides for borrowings of up to $60.0 million, of which $15.0 million may be used for standby letters of credit and $30.0 million is restricted to timberland acquisitions. Borrowings made pursuant to the portion of the credit facility restricted to timberland acquisitions would also be secured by the purchased timberlands. As of March 31, 1996, $48.4 million of borrowings was available under the Pacific Lumber Credit Agreement, of which $3.4 million was available for letters of credit and $30.0 million was restricted to timberland acquisitions. No borrowings were outstanding as of March 31, 1996, and letters of credit outstanding amounted to $11.6 million. The Pacific Lumber Credit Agreement contains covenants substantially similar to those contained in the indenture governing the Pacific Lumber Senior Notes.

  Pacific Lumber's and Britt's capital expenditures were made to improve production efficiency, reduce operating costs and, to a lesser degree, acquire additional timberlands. Pacific Lumber's and Britt's capital expenditures were $9.9 million, $11.3 million and $11.1 million for the years ended December 31, 1995, 1994 and 1993, respectively. Capital expenditures for 1996 are expected to be $12.5 million and for the 1997-1998 period are estimated to be between $10.0 million and $15.0 million per year. Pacific Lumber may purchase additional timberlands from time to time as appropriate opportunities arise. Moreover, such purchases could exceed historical levels. Capital expenditures attributable to the reconstruction of Pacific Lumber's commercial facilities destroyed by an earthquake in April 1992 were approximately $1.9 million for 1993 and $2.6 million for 1994, when construction was completed.

  As of March 31, 1996, MGI and its subsidiaries had consolidated working capital of $120.2 million and long-term debt of $727.3 million (net of current maturities and restricted cash deposited in a liquidity account for the benefit of the holders of the Timber Notes). MGI and its subsidiaries anticipate that cash flow from operations, together with existing cash, marketable securities and available sources of financing, will be sufficient to fund their working capital and capital expenditure requirements for the next year. With respect to their long-term liquidity, MGI and its subsidiaries believe that their existing cash and cash equivalents, together with their ability to generate sufficient levels of cash from operations, and their ability to obtain both short and long-term financing, should provide sufficient funds to meet their working capital and capital expenditure requirements. However, due to their highly leveraged condition, MGI and its subsidiaries are more sensitive than less leveraged companies to factors affecting their operations, including governmental regulation affecting their timber harvesting practices, increased competition from other lumber producers or alternative building products and general economic conditions. See also "--Trends--Forest Products Operations" and "'Risk Factors--Regulatory and Environmental Factors--Forest Products Operations."

 REAL ESTATE AND OTHER OPERATIONS

  As of March 31, 1996, approximately $11.9 million was outstanding pursuant to a loan agreement secured by the RTC Portfolio (the "RTC Portfolio Loan"). On March 28, 1996, the Company amended the loan agreement to reduce additional borrowing availability by $8.9 million in exchange for the elimination of $8.9 million of release prices for certain properties. In connection with this amendment, the remaining $2.9 million of availability was borrowed on March 28, 1996. The RTC Portfolio Loan matures on December 31, 1999 and bears interest at prime plus 3%. Upon the sale of any secured property or loan, principal payments are required based on the release price (as defined) of such property or loan. The entire amount of the loan must also be paid if the principal balance declines to less than $8.0 million.

  On July 15, 1995, a real estate subsidiary of the Company, MCO Properties Inc. ("MCOP"), amended and restated its revolving credit agreement with a bank which will expire on May 15, 1998 (the "MCOP Credit Agreement"). Borrowings under the MCOP Credit Agreement are secured primarily by (i) MCOP's eligible receivables and real estate held for investment or development and sale, (ii) MCOP's pledge of the common stock of certain of its subsidiaries, and (iii) the guarantee of certain of MCOP's subsidiaries and the Company. Further, the Company has pledged MCOP's common stock as additional security. Interest is computed at the bank's prime rate plus 1/2% or the bank's Eurodollar rate plus 2 3/4%. The MCOP Credit Agreement contains various covenants including a minimum net worth requirement and limitations on the payment of dividends (neither of which the Company believes is material), investments and the incurrence of indebtedness. The MCOP Credit Agreement provides for borrowings of up to $14.0 million, of which $8.5 million may be used for standby letters of credit. The available credit is subject to borrowing base limitation calculations. As of March 31, 1996, $11.7 million of additional borrowings was available under the MCOP Credit Agreement and letters of credit outstanding amounted to $2.3 million.

  In July 1993, the Company, through various subsidiaries, acquired various interests (which totaled approximately 29.7%) in SHRP, Ltd. for $9.1 million. The Company increased its equity interest in SHRP, Ltd. to 45.0%, as a result of a $5.6 million capital contribution in October 1994. On January 15, 1995, SHRP, Ltd. defaulted on the $4.4 million semi-annual interest payment due on $75.0 million aggregate principal amount of its 11 3/4% Senior Secured Notes. On April 17, 1995, SHRP, Ltd. and its wholly owned subsidiary, SHRP Capital Corp., together with SHRP Acquisition, Inc., a wholly owned subsidiary of the Company and SHRP, Ltd.'s largest limited partner (collectively, the "Debtors"), filed voluntary petitions seeking to reorganize under the provisions of Chapter 11 of the United States Bankruptcy Code. The bankruptcy cases were consolidated and transferred to the United States Bankruptcy Court for the Southern District of Texas, Houston Division, Case No. 95-43739-H3-11. On September 22, 1995, the bankruptcy plan of the Debtors (the "Plan") was confirmed and on October 6, 1995, the transactions called for by the Plan were completed.

  A new investor group (the "New SHRP Investor Group") made a capital contribution of cash in the aggregate amount of $5.9 million (wholly owned subsidiaries of the Company contributed $5.8 million) to SHRP, Ltd. Additionally, a wholly owned subsidiary of the Company contributed an adjoining approximately 87-acre tract of land (with a fair market value of $2.3 million). The new managing general partner of the reorganized SHRP, Ltd. (the "SHRP Managing General Partner") is SHRP General Partner, Inc., a wholly owned subsidiary of the Company. SHRP Managing General Partner was issued a 1% interest in the reorganized SHRP, Ltd. in exchange for contributing its pro rata share of the investment made by the New SHRP Investor Group. In an unrelated transaction, on October 20, 1995, a wholly owned subsidiary of the Company purchased, for $7.3 million, $14.6 million aggregate initial principal amount of the SHRP Notes and the corresponding shares of common stock of SHRP Equity, Inc. (a Delaware corporation and an additional general partner of the reorganized SHRP, Ltd.) to which the selling noteholder was entitled. Such shares of common stock represent

39.0% of the shares of common stock of SHRP Equity, Inc. After giving effect to these transactions, wholly owned subsidiaries of the Company hold, directly or indirectly, approximately 78.8% of the equity in the reorganized SHRP, Ltd.

  As of March 31, 1996, the Company's real estate and other subsidiaries had approximately $11.7 million available for use under the MCOP Credit Agreement. The Company believes that the existing cash and credit facilities of its real estate and other subsidiaries are sufficient to fund the working capital and capital expenditure requirements of such subsidiaries for the next year. With respect to the long-term liquidity of such subsidiaries, the Company believes that their ability to generate cash from the sale of their existing real estate, together with their ability to obtain financing should provide sufficient funds to meet their working capital and capital expenditure requirements. See also "Risk Factors--Ability to Service Indebtedness."

TRENDS

 ALUMINUM OPERATIONS - SENSITIVITY TO PRICES AND HEDGING PROGRAMS

  KACC enters into primary aluminum hedging transactions in the normal course of business. The prices realized by KACC under certain sales contracts for alumina, primary aluminum and fabricated aluminum products, as well as the costs incurred by KACC for certain items, such as aluminum scrap, rolling ingot, power and bauxite, fluctuate with the market price of primary aluminum, together resulting in a "net exposure" of earnings. The primary aluminum hedging transactions are designed to mitigate the net exposure of earnings to declines in the market price of primary aluminum, while retaining the ability to participate in favorable pricing environments that may materialize. KACC has employed strategies which include forward sales of primary aluminum at fixed prices and the purchase or sale of options for primary aluminum. With respect to its 1996 anticipated net exposure, at December 31, 1995, KACC had purchased approximately 53,300 tons of primary aluminum at fixed prices as a partial hedge against approximately 161,100 tons of fabricated aluminum products sold to customers at fixed or capped prices, and had sold forward 15,750 tons of primary aluminum at fixed prices.

  In addition, as of December 31, 1995, KACC had sold approximately 75% and 45% of the alumina available to it in excess of its projected internal smelting requirements for 1996 and 1997, respectively. Approximately 56% of such alumina sold for 1996 and all of such alumina sold for 1997 has been sold at prices linked to the future prices of primary aluminum as a percentage of the price of primary aluminum ("Variable Price Contracts"), and approximately 44% of such alumina sold for 1996 has been sold at fixed prices ("Fixed Price Contracts"). The average realized prices of alumina sold under Variable Price Contracts will depend on future prices of primary aluminum, and the average realized prices of alumina sold under Fixed Price Contracts will substantially exceed Kaiser's manufacturing cost of alumina.

  KACC also enters into hedging transactions in the normal course of business that are designed to reduce its exposure to fluctuations in foreign exchange rates. At March 31, 1996, KACC had net forward foreign exchange contracts totaling $93.7 million for the purchase of 130.5 million Australian dollars through December 31, 1997.

  KACC has established margin accounts with its counterparties related to forward aluminum sales and option contracts. KACC is entitled to receive advances from counterparties related to unrealized gains and, in turn, is required to make margin deposits with counterparties to cover unrealized losses related to these contracts. At December 31, 1995, Kaiser was not required to maintain any such margin deposits. At December 31, 1994, KACC had $50.5 million on deposit with various counterparties with respect to such deposit requirements. These amounts are recorded in prepaid expenses and other current assets.

  Since December 31, 1995, KACC has modified its hedge positions with respect to its anticipated 1996, 1997, and 1998 production. As of March 31, 1996, KACC had sold forward an additional 105,750 metric tons of primary aluminum at fixed prices, had purchased 53,025 metric tons of primary aluminum under forward purchase contracts at fixed prices, and had purchased put options to establish a minimum price for 96,000 metric tons of primary aluminum.

  At March 31, 1996, the net unrealized gain on KACC's position in aluminum forward sales and option contracts, based on an average price of $1,717 per metric ton ($.78 per pound) of primary aluminum, and forward foreign exchange contracts was $13.1 million.

 FOREST PRODUCTS OPERATIONS

  The Company's forest products operations are primarily conducted by Pacific Lumber and are subject to a variety of California and federal laws and regulations dealing with timber harvesting, endangered species and critical habitat, and air and water quality. These laws include the California Forest Practice Act (the "Forest Practice Act"), which requires that timber harvesting operations be conducted in accordance with detailed requirements set forth in the Forest Practice Act and in the regulations promulgated thereunder by the California Board of Forestry (the "BOF"). The federal Endangered Species Act and California Endangered Species Act provide in general for the protection and conservation of specifically listed fish, wildlife and plants which have been declared to be endangered or threatened. The California Environmental Quality Act provides, in general, for protection of the environment of the state, including protection of air and water quality and of fish and wildlife. In addition, the California Water Quality Act requires, in part, that Pacific Lumber's operations be conducted so as to reasonably protect the water quality of nearby rivers and streams. The Company does not expect that Pacific Lumber's compliance with such existing laws and regulations will have a material adverse effect on Pacific Lumber's future consolidated operating results, financial position or liquidity; however, these laws and regulations are modified from time to time and are subject to judicial and administrative interpretation and there can be no assurance that future legislation, governmental regulations or judicial or administrative decisions would not adversely affect Pacific Lumber or its ability to sell lumber, logs or timber.

  In 1994, the BOF adopted certain regulations regarding compliance with long-term sustained yield objectives. These regulations require timber companies to project the average annual growth they will have on their timberlands during the last decade of a 100-year planning period ("Projected Annual Growth"). During any rolling ten-year period, the average annual harvest over such ten-year period may not exceed Projected Annual Growth. The first ten-year period began in May 1994. Pacific Lumber is required to submit, by October 1996, a plan setting forth, among other things, its Projected Annual Growth. Pacific Lumber has not completed its analysis of the projected productivity of its timberlands and is therefore unable to predict the impact that these regulations will have on its future timber harvesting practices; however, the final results of this analysis could require Pacific Lumber to reduce (or permit it to increase) its timber harvest in future years from the average annual harvest that it has experienced in recent years. Pacific Lumber believes that it would be able to mitigate the effect of any required reduction in harvest level by acquisitions of additional timberlands and by increasing the productivity of its timberlands, although no assurance can be given that it will be able to do so.

  In 1995, the U.S. Fish and Wildlife Service ("USFWS") published its proposed final designation ("Proposed Designation") of critical habitat for the marbled murrelet, seeking to designate over four million acres as critical habitat for the marbled murrelet, including approximately 33,000 acres of Pacific Lumber's timberlands. The Proposed Designation was subject to a 60-day comment period and Pacific Lumber filed comments vigorously opposing the Proposed Designation. The USFWS has not yet published its final designation of critical habitat for the marbled murrelet. Pacific Lumber is unable to predict when or if it will be able to harvest on any acreage finally designated as critical habitat. Furthermore, it is impossible for the Company to determine the potential adverse impact of such designation on Pacific Lumber's consolidated financial position, results of operations or liquidity until such time as the Proposed Designation and related regulatory and legal issues are fully resolved. However, if Pacific Lumber is unable to harvest, or is severely limited in harvesting, on timberlands designated as marbled murrelet critical habitat, such restrictions could have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity. If Pacific Lumber is unable to harvest or is severely limited in harvesting, it intends to seek full compensation from the appropriate governmental agencies on the grounds that such restrictions constitute a governmental taking.

  Judicial or regulatory actions adverse to Pacific Lumber, increased regulatory delays and inclement weather in northern California, independently or collectively, could impair Pacific Lumber's ability to maintain adequate log inventories and force Pacific Lumber to temporarily idle or curtail operations at certain of its lumber mills from time to time. With respect to the foregoing, see also "Risk Factors--Regulatory and Environmental Factors-- Forest Products Operations."

RECENT ACCOUNTING PRONOUNCEMENTS

  In March 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of ("SFAS 121"). SFAS 121 requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the estimated future cash flows expected to result from the use and eventual disposition of an asset is less than the carrying amount of the asset, an impairment loss is recognized. Measurement of an impairment loss is based on the fair value of the asset. SFAS 121 requires that long-lived assets and certain identifiable intangibles to be disposed of be reported at the lower of carrying amount or fair value, less cost to sell. SFAS 121 is effective for financial statements for fiscal years beginning after December 31, 1995. The Company does not expect that the adoption of SFAS 121 will have a material impact on the Company's consolidated financial statements.

  In October 1995, the FASB issued Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS 123"). SFAS 123 establishes financial accounting and reporting standards for stock-based employee compensation plans, and provides for alternative methods for an employer to recognize stock-based compensation costs. Under the first method, an employer may continue to account for compensation costs for stock, stock options, and other equity instruments issued to employees as it has historically, using the "intrinsic value based method" (as described in SFAS
123), and such compensation costs would be the excess, if any, of the quoted market price of the stock subject to an option at the grant date or other measurement date over the amount an employee must pay to acquire the stock. The intrinsic value based method generally would not result in the recognition of compensation costs upon the grant of stock options. Under the second method, an employer may adopt the "fair value based method" (as described in SFAS 123). Under the fair value based method, such compensation costs would be valued using an option-pricing model, and such amount would be charged to expense over the option's vesting period. Employers which elect to continue to account for stock-based compensation under the intrinsic value based method will be required by SFAS 123 to disclose in the notes to their financial statements the amount of net income and the earnings per share which would have been reported had the employer elected to use the fair value based method. The Company has elected to continue to account for stock-based compensation under the intrinsic value based method, and will comply with the disclosure requirement of SFAS 123 for fiscal years beginning January 1, 1996.

                                   BUSINESS

ALUMINUM OPERATIONS

  The Company engages in aluminum operations through Kaiser and Kaiser's principal operating subsidiary, KACC. KACC is a fully integrated aluminum producer operating in all principal aspects of the aluminum industry--the mining of bauxite (the major aluminum-bearing ore), the refining of bauxite into alumina (the intermediate material), the production of primary aluminum and the manufacture of fabricated (including semi-fabricated) aluminum products. KACC is one of the largest U.S. aluminum producers in terms of primary smelting capacity and is the western world's second largest producer/seller of alumina, accounting for approximately 8% of the world's alumina production and for approximately 7% of the Western world's capacity in 1995. Kaiser's production levels of alumina and primary aluminum exceed its internal processing needs which allows it to be a major seller of alumina to third parties (approximately 2.0 million tons in 1995 or 72% of 1995 production) and primary aluminum (approximately 271,700 tons in 1995 or 66% of 1995 production).

 STRATEGY

  Kaiser's strategic objectives include (i) increasing the competitiveness of its existing facilities through the application of capital and its proprietary technology, (ii) developing new technologies and participating in additional markets for engineered products and other value-added products, and (iii) increasing its level of foreign activities by using its technical expertise and capital investments to form joint ventures or acquire equity in aluminum-related facilities in foreign countries.

  During 1994 Kaiser created a new organization, Kaiser Aluminum International, with the mission of identifying growth opportunities in targeted emerging markets and developing the needed "country" competence to match Kaiser's product and process competence in capitalizing on such opportunities. This organization is actively pursuing opportunities in various countries. An example of the strategic initiatives Kaiser is undertaking is a new joint venture in the PRC which is designed to utilize Kaiser's unique technologies for retrofitting older primary aluminum smelters in order to modernize and expand existing Chinese facilities. See "--Kaiser--Operations in China."

  Kaiser has also developed a unique micromill for the production of can sheet from molten metal based on a proprietary thin-strip, high-speed, continuous-belt casting technique linked directly to hot rolling and cold rolling mills. The conversion and capital costs of these micromills are expected to be significantly lower than conventional rolling mills and to result in improved economics compared with historical manufacturing and transportation costs for can stock. Most micromills are expected to be installed in emerging markets in Asia and Latin America where demand for can sheet is growing rapidly and there is limited indigenous supply. The first micromill is being constructed in Nevada as a demonstration production facility, and Kaiser expects operational startup of the facility by the end of 1996. See "--Kaiser--Research and Development." KACC currently intends to finance the cost of the construction of the Nevada micromill, estimated to be approximately $45.0 million, from general corporate funds, including possible borrowings under the KACC 1994 Credit Agreement, although KACC is in discussions with third parties which might provide some or all of such funding. At March 31, 1996, $166.8 million was available to KACC under the 1994 KACC Credit Agreement.

  In 1995, Kaiser's Primary Aluminum Products business unit successfully restructured electric power purchase agreements for Kaiser's facilities in the Pacific Northwest. See "--Kaiser--Primary Aluminum Products." Kaiser anticipates that such restructuring will result in significantly lower electric power costs in 1996 and beyond for the Mead and Tacoma, Washington, smelters and the Trentwood, Washington, rolling mill compared to 1995 costs. The Flat Rolled Products business unit is engaged in a major cost reduction and productivity improvement program at the Trentwood rolling mill based on a cooperative team-based effort with its employees, including the members of the USWA. This effort includes a significant shift in the mix of products produced at the mill toward the products where Kaiser has particular technological competence. Similar strategies to improve Kaiser's competitive position and enhance earnings are being implemented in each of Kaiser's businesses.

 INDUSTRY OVERVIEW

  Primary aluminum is produced by the refining of bauxite into alumina and the reduction of alumina into primary aluminum. Approximately two pounds of bauxite are required to produce one pound of alumina, and approximately two pounds of alumina are required to produce one pound of primary aluminum. Aluminum's valuable physical properties include its light weight, corrosion resistance, thermal and electrical conductivity, and high tensile strength.

  Demand

  The packaging, transportation and construction industries are the principal consumers of aluminum in the United States, Japan, and Western Europe. In the packaging industry, which accounted for approximately 20% of aluminum consumption in 1994, aluminum's recyclability and weight advantages have enabled it to gain market share from steel and glass, primarily in the beverage container area. Nearly all beer cans and soft drink cans manufactured for the United States market are made of aluminum. Kaiser believes that growth in the packaging area is likely to continue through the 1990s due to general population increase and to further penetration of the beverage container market in Asia and Latin America, where aluminum cans are a substantially lower percentage of the total beverage container market than in the United States. Kaiser believes that growth in demand for can sheet in the United States will follow the growth in population, offset in part by the effects of the use of lighter gauge aluminum for can sheet and of plastic container production from newly installed capacity.

  In the transportation industry, which accounted for approximately 28% of aluminum consumption in the United States, Japan and Western Europe in 1994, automotive manufacturers use aluminum instead of steel, ductile iron or copper for an increasing number of components, including radiators, wheels, suspension components and engines, in order to meet more stringent environmental, safety, and fuel efficiency requirements. Kaiser believes that sales of aluminum to the transportation industry have considerable growth potential due to projected increases in the use of aluminum in automobiles. In addition, Kaiser believes that consumption of aluminum in the construction industry will follow the cyclical growth pattern of that industry, and will benefit from higher growth in Asian and Latin American economies.

  Supply

  As of year-end 1995, Western world aluminum capacity from 107 smelting facilities was approximately 16.6 million tons per year. Western world production of primary aluminum for 1995 increased approximately 1.8% compared to 1994. Net exports of aluminum from the former Sino Soviet bloc increased approximately 250% from 1990 levels during the period from 1991 through 1994 to approximately 2.2 million tons per year. These exports contributed to a significant increase in London Metal Exchange ("LME") stocks of primary aluminum which peaked in June 1994 at 2.7 million tons. By the end of 1995, LME stocks of primary aluminum had declined 2.1 million tons from this peak level and 1.1 million tons from the beginning of 1995. See "--Recent Industry Trends."

  Based upon information currently available, the Company believes that moderate additions will be made during 1996-1998 to Western world alumina and primary aluminum production capacity. The increases in alumina capacity during 1996-1998 are expected to come from one new refinery which began operations in 1995 and incremental expansions of existing refineries. In addition, Kaiser believes that there is currently approximately 0.9 million tons of curtailed smelting capacity that could be restarted by aluminum producers. The increases in primary aluminum capacity during 1996-1998 are expected to come from one new smelter which began operations in 1995 and is expected to reach its rated capacity of approximately 466,000 tons per year in 1996, and the remainder principally from incremental expansions of existing smelters.

  Recent Industry Trends

  Market fundamentals for aluminum improved significantly in 1994 as aluminum producers worldwide curtailed primary aluminum production. Western world consumption of aluminum grew strongly, and customers replenished inventories, particularly in the United States. In 1995, production of primary aluminum increased and consumption of aluminum continued to grow, but at a much lower rate than in 1994. In general, the overall aluminum market was strongest in the first half of 1995. By the second half of 1995, orders and shipments for certain products had softened and the rate of decline in LME inventories had leveled off. By the end of 1995, some small increases in LME inventories occurred, and prices of aluminum weakened from first-half levels. The Midwest U.S. transaction price for primary aluminum in 1995 averaged approximately 86 cents per pound, compared to a 1994 annual average of approximately 72 cents per pound. The Midwest U.S. transaction price for primary aluminum averaged approximately 79 cents per pound in December 1995.

  Western world demand for alumina, and the price of alumina, declined in 1994 in response to the curtailment of Western world smelter production of primary aluminum, partially offset by increased usage of Western world alumina by smelters in the Commonwealth of Independent States (the "CIS") and in the PRC. Increased Western world production of primary aluminum, as well as continued imports of Western world alumina by the CIS and the PRC, during 1995 resulted in higher demand for Western world alumina and significantly stronger alumina pricing. United States shipments of domestic fabricated aluminum products in 1995 were approximately at 1994 levels, although in 1995 demand for can sheet in the United States softened relative to 1994. Overall, Kaiser believes that the market fundamentals for aluminum will be good through 1996, barring an economic recession, and that demand is likely to continue growing at levels sufficient to absorb the output from restarts of industry smelter capacity and from the limited additions of new supply under construction.

  See "Risk Factors" for a discussion of certain factors that could cause actual results to differ from those that could otherwise result from the industry trends discussed above.

 KAISER

  General

  Kaiser is a direct subsidiary of the Company and, through KACC, operates in all principal aspects of the aluminum industry--the mining of bauxite, the refining of bauxite into alumina, the production of primary aluminum from alumina, and the manufacture of fabricated (including semi-fabricated) aluminum products. In addition to the production utilized by KACC in its operations, KACC sells significant amounts of alumina and primary aluminum in domestic and international markets. In 1995, KACC produced approximately 2,838,000 tons of alumina, of which approximately 72% was sold to third parties, and produced 413,600 tons of primary aluminum, of which approximately 66% was sold to third parties. KACC is also a major domestic supplier of fabricated aluminum products. In 1995, KACC shipped approximately 368,200 tons of fabricated aluminum products to third parties, which accounted for approximately 6% of the total tonnage of United States domestic shipments. A majority of KACC's fabricated products are sold to distributors or used by customers as components in the manufacture and assembly of finished end-use products. See Note 11 of the Notes to the Consolidated Financial Statements for additional information regarding revenues, operating income and other financial disclosures relating to Kaiser's segments.

  The following table sets forth total shipments and intracompany transfers of KACC's alumina, primary aluminum, and fabricated aluminum operations:

                                                            YEARS ENDED DECEMBER
                                                                    31,
                                                            --------------------
                                                             1995   1994   1993
                                                            ------ ------ ------
                                                              (IN THOUSANDS OF
                                                                   TONS)
ALUMINA:
  Shipments to Third Parties............................... 2040.1 2086.7 1997.5
  Intracompany Transfers...................................  800.6  820.9  807.5
PRIMARY ALUMINUM:
  Shipments to Third Parties...............................  271.7  224.0  242.5
  Intracompany Transfers...................................  217.4  225.1  233.6
FABRICATED ALUMINUM PRODUCTS:
  Shipments to Third Parties...............................  368.2  399.0  373.2

  Sensitivity to Prices and Hedging Programs

  Kaiser's operating results are sensitive to changes in the prices of alumina, primary aluminum, and fabricated aluminum products, and also depend to a significant degree upon the volume and mix of all products sold and on KACC's hedging strategies. Fabricated aluminum prices, which vary considerably among products, are influenced by changes in the price of primary aluminum and generally lag behind primary aluminum prices for periods of up to six months. Changes in the market price of primary aluminum also affect Kaiser's production costs of fabricated products because they influence the price of aluminum scrap purchased by Kaiser and Kaiser's labor costs, to the extent such costs are indexed to primary aluminum prices. Through its variable cost structures, forward sales, and hedging programs, KACC has attempted to mitigate its exposure to possible declines in the market prices of alumina, primary aluminum and fabricated aluminum products while retaining the ability to participate in favorable pricing environments that may materialize. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Trends--Aluminum Operations--Sensitivity to Prices and Hedging Programs" and Note 10 of the Notes to Consolidated Financial Statements.

  Production Operations

  The Company's operations are conducted through KACC's decentralized business units which compete throughout the aluminum industry.

  . The alumina business unit, which mines bauxite and obtains additional bauxite tonnage under long-term contracts, produced approximately 8% of Western world alumina in 1995. During 1995, KACC shipments of bauxite to third parties represented approximately 21% of bauxite mined. In addition, KACC third party shipments of alumina represented approximately 72% of alumina produced. KACC's share of total Western world alumina capacity was approximately 7% in 1995.

  . The primary aluminum products business unit operates two domestic smelters wholly owned by KACC and two foreign smelters in which KACC holds significant ownership interests. During 1995, KACC's shipments of primary aluminum to third parties represented approximately 66% of primary aluminum production. KACC's share of total Western world primary aluminum capacity was approximately 3% in 1995.

  . Fabricated aluminum products are manufactured by three business units-- flat-rolled products, extruded products and engineered components. The products include body, lid, and tab stock for beverage containers, sheet and plate products, heat-treated products, screw machine stock, redraw rod, forging stock, truck wheels and hubs, air bag canisters, engine manifolds and other castings, forgings and extruded products, which are manufactured at plants located in principal marketing areas of the United States and Canada. The aluminum utilized in KACC's fabricated products operations is comprised of primary aluminum, obtained both internally and from third parties, and scrap metal purchased from third parties.

  Alumina

  The following table lists KACC's bauxite mining and alumina refining facilities as of December 31, 1995:

                                                             ANNUAL
                                                           PRODUCTION
                                                            CAPACITY    TOTAL
                                                           AVAILABLE    ANNUAL
                                                  COMPANY    TO THE   PRODUCTION
ACTIVITY                 FACILITY      LOCATION  OWNERSHIP  COMPANY    CAPACITY
- --------                 --------      --------  --------- ---------- ----------
                                                             (TONS)     (TONS)
Bauxite Mining..........     KJBC(/1/)   Jamaica     49%   4,500,000  4,500,000
                           Alpart(/2/)   Jamaica     65%   2,275,000  3,500,000
                                                           ---------  ---------
                                                           6,775,000  8,000,000
                                                           =========  =========
Alumina Refining........ Gramercy      Louisiana    100%   1,000,000  1,000,000
                           Alpart        Jamaica     65%     943,000  1,450,000
                              QAL      Australia   28.3%     934,000  3,300,000
                                                           ---------  ---------
                                                           2,877,000  5,750,000
                                                           =========  =========

- --------
(1) Although KACC owns 49% of Kaiser Jamaica Bauxite Company ("KJBC"), it has the right to receive all of such entity's output.
(2) Alpart's bauxite is refined into alumina at the Alpart refinery.

  Bauxite mined in Jamaica by KJBC is refined into alumina at KACC's plant at Gramercy, Louisiana, or is sold to third parties. In 1979, the Government of Jamaica granted KACC a mining lease for the mining of bauxite sufficient to supply KACC's then-existing Louisiana alumina refineries at their annual capacities of 1,656,000 tons per year until January 31, 2020. Alumina from the Gramercy plant is sold to third parties.

  Alpart holds bauxite reserves and owns a 1,450,000 tons per year alumina plant located in Jamaica. KACC owns a 65% interest in Alpart and Hydro Aluminium a.s ("Hydro") owns the remaining 35% interest. KACC has management responsibility for the facility on a fee basis. KACC and Hydro have agreed to be responsible for their proportionate shares of Alpart's costs and expenses. The Government of Jamaica has granted Alpart a mining lease and has entered into other agreements with Alpart designed to assure that sufficient reserves of bauxite will be available to Alpart to operate its refinery as it may be expanded to a capacity of 2,000,000 tons per year through the year 2024. Alpart has entered into an agreement for the supply of substantially all of its fuel oil through 1996. The balance of Alpart's fuel oil requirements through 1996 will be purchased in the spot market.

  KACC owns a 28.3% interest in Queensland Alumina Limited ("QAL"), which owns the largest and one of the most efficient alumina refineries in the world, located in Queensland, Australia. QAL refines bauxite into alumina, essentially on a cost basis, for the account of its stockholders under long-term tolling contracts. The stockholders, including KACC, purchase bauxite from another QAL stockholder under long-term supply contracts. KACC has contracted with QAL to take approximately 792,000 tons per year of capacity or pay standby charges. KACC is unconditionally obligated to pay amounts calculated to service its share ($88.9 million at December 31, 1995) of certain debt of QAL, as well as other QAL costs and expenses, including bauxite shipping costs. QAL's annual production capacity is approximately 3,300,000 tons, of which approximately 934,000 tons are available to KACC.

  KACC's principal customers for bauxite and alumina consist of large and small domestic and international aluminum producers that purchase bauxite and reduction-grade alumina for use in their internal refining and smelting operations, trading intermediaries who resell raw materials to end-users, and users of chemical-grade alumina. In 1995, KACC sold all of its bauxite to two customers, the largest of which accounted for approximately 74% of such sales. KACC also sold alumina to nine customers, the largest and top five of which accounted for approximately 23% and 90% of such sales, respectively. See "-- Competition." Kaiser believes that among alumina producers it is now the world's second largest seller of alumina to third parties. KACC's strategy is to sell a substantial portion of the bauxite and alumina available to it in excess of its internal refining and smelting requirements under multi-year sales contracts.

  Primary Aluminum Products

  The following table lists KACC's primary aluminum smelting facilities as of December 31, 1995:

                                                 ANNUAL RATED  TOTAL
                                                   CAPACITY    ANNUAL    1995
                                        COMPANY  AVAILABLE TO  RATED   OPERATING
LOCATION                      FACILITY OWNERSHIP THE COMPANY  CAPACITY   RATE
- --------                      -------- --------- ------------ -------- ---------
                                                    (TONS)     (TONS)
Domestic
  Washington.................     Mead    100%     200,000    200,000      82%
  Washington.................   Tacoma    100%      73,000     73,000      82%
                                                   -------    -------
    Subtotal.................                      273,000    273,000
                                                   -------    -------
International
  Ghana......................    Valco     90%     180,000    200,000      68%
  Wales, United Kingdom...... Anglesey     49%      55,000    112,000     119%
                                                   -------    -------
    Subtotal.................                      235,000    312,000
                                                   -------    -------
    Total....................                      508,000    585,000
                                                   =======    =======

  KACC owns two smelters located at Mead and Tacoma, Washington, where alumina is processed into primary aluminum. The Mead facility uses pre-bake technology and produces primary aluminum. Approximately 71% of Mead's 1995 production was used at KACC's Trentwood fabricating facility and the balance was sold to third parties. The Tacoma plant uses Soderberg technology and produces primary aluminum and high-grade, continuous-cast, redraw rod, which currently commands a premium price in excess of the price of primary aluminum. Both smelters have achieved significant production efficiencies in recent years through retrofit technology, cost controls, and semi-variable wage and power contracts, leading to increases in production volume and enhancing their ability to compete with newer smelters. At the Mead plant, KACC has converted to welded anode assemblies to increase energy efficiency, extended the anode life-cycle in the smelting process, changed from pencil to liquid pitch to produce carbon anodes which achieved environmental and operating savings, and engaged in efforts to increase production through the use of improved, higher-efficiency reduction cells.

  Electric power represents an important production cost for KACC at its aluminum smelters. In 1995, electric power purchase agreements for KACC's facilities in the Pacific Northwest were successfully restructured, which Kaiser anticipates will result in significantly lower electric power costs in 1996 and beyond for the Mead and Tacoma, Washington, smelters and the Trentwood, Washington, rolling mill compared to 1995 electric power costs. From 1981 until 1995, electric power for KACC's Mead and Tacoma smelters was purchased exclusively from the BPA by KACC under a contract which expires in 2001. In April 1995, the BPA agreed to allow each of its DSIs, which include KACC, to purchase a portion of its requirement for electric power from sources other than the BPA beginning October 1, 1995. In June 1995, KACC entered into an agreement with the WWP to purchase up to 50 megawatts of electric power for its Pacific Northwest facilities for a five-year term beginning October 1, 1995. KACC is receiving power under that contract, which power displaces a portion of KACC's interruptible power from the BPA. In addition, in 1995 KACC entered into a new power purchase contract with the BPA, which amends the existing BPA power contract and which contemplates reductions during 1996 in the amount of power which KACC is obligated to purchase from the BPA and which the BPA is obligated to sell to KACC, and the replacement of such power with power to be purchased from other suppliers. KACC is negotiating power purchase agreements for such power with suppliers other than the BPA. Contracts for the purchase of all power required by KACC's Mead and Tacoma smelters and Trentwood rolling mill for 1996, and for approximately one-half of such power for the period 1997-2000, have been finalized. Two lawsuits were filed in December 1995 against the BPA by various parties, one of which petitions for a review of the BPA's

"Record of Decision on Direct Service Industrial Customer Requirements Power Sales Contract" issued on September 28, 1995, and one of which petitions for review of, and to set aside, suspend, or modify the action of the BPA to decide to offer five-year "block" power sales to the DSIs. The effect of such lawsuits, if any, on KACC's new power purchase contract with the BPA is not known. Certain of the DSIs, including KACC, have intervened in the two lawsuits.

  In 1995, KACC also entered into agreements with the BPA and with the WWP, with terms ending in 2001, under which the BPA and the WWP would provide to KACC transmission services for power purchased from sources other than the BPA. The term of the transmission services agreement with the BPA was subsequently extended for an additional fifteen years, which extension has been challenged. Four lawsuits have been filed against the BPA by various parties, which lawsuits either challenge the BPA's record of decision offering such an extension agreement to the DSIs or challenge the BPA's Business Plan Environmental Impact Statement record of decision in connection therewith. Certain of the DSIs, including KACC, have intervened in the four lawsuits.

  KACC began operating its Mead and Tacoma smelters in Washington at approximately 75% of their full capacity in January 1993, when three reduction potlines were removed from production (two at Mead and one at Tacoma) in response to a power reduction imposed by the BPA. In March 1995, the BPA offered to its industrial customers, including KACC, surplus firm power at a discounted rate for the period April 1, 1995, through July 31, 1995, to enable such customers to restart idle industrial loads. In April 1995, KACC and the BPA entered into a contract for an amount of such power, and thereafter KACC restarted one-half of an idle potline (approximately 9,000 tons of annual capacity) at its Tacoma, Washington, smelter. The Tacoma smelter was returned to full production in October 1995. In 1995, KACC entered into a one-year power supply contract with the BPA, for a term ending September 30, 1996, in connection with the restart of idled capacity at its Mead smelter. The Mead smelter returned to full production in December 1995.

  KACC manages, and owns a 90% interest in, the Valco aluminum smelter in Ghana. The Valco smelter uses pre-bake technology and processes alumina supplied by KACC and the other participant into primary aluminum under long-term tolling contracts which provide for proportionate payments by the participants in amounts intended to pay not less than all of Valco's operating and financing costs. KACC's share of the primary aluminum is sold to third parties. Power for the Valco smelter is supplied under an agreement which expires in 2017. The agreement indexes two-thirds of the price of the contract quantity of power to the market price of primary aluminum. The agreement also provides for a review and adjustment of the base power rate and the price index every five years. The most recent review was completed in April 1994 for the 1994-1998 period. Valco has entered into an agreement with the government of Ghana under which Valco has been assured (except in cases of force majeure) that it will receive sufficient electric power to operate at its current level of three and one-half potlines through December 31, 1996. Kaiser believes that, assuming normal rainfall during 1996, Valco should have available sufficient electric power to operate at its current level through 1996.

  KACC owns a 49% interest in the Anglesey Aluminium Limited ("Anglesey") aluminum smelter and port facility at Holyhead, Wales. The Anglesey smelter uses pre-bake technology. KACC supplies 49% of Anglesey's alumina requirements and purchases 49% of Anglesey's aluminum output. KACC sells its share of Anglesey's output to third parties. Power for the Anglesey aluminum smelter is supplied under an agreement which expires in 2001.

  KACC has developed and installed proprietary retrofit and control technology in all of its smelters, as well as at third party locations. This technology-- which includes the redesign of the cathodes and anodes that conduct electricity through reduction cells, improved feed systems that add alumina to the cells, and a computerized system that controls energy flow in the cells-- enhances KACC's ability to compete more effectively with the industry's newer smelters. KACC is actively engaged in efforts to license this technology and sell technical and managerial assistance to other producers worldwide, and may participate in joint ventures or similar business partnerships which employ KACC's technical and managerial knowledge. See "--Research and Development."

  KACC's principal primary aluminum customers consist of large trading intermediaries and metal brokers, who resell primary aluminum to fabricated product manufacturers, and large and small international aluminum fabricators. In 1995, KACC sold its primary aluminum production not utilized for internal purposes to approximately 35 customers, the largest and top five of which accounted for approximately 25% and 62% of such sales, respectively. See "-- Competition." Marketing and sales efforts are conducted by a small staff located at the business unit's headquarters in Pleasanton, California, and by senior executives of KACC who participate in the structuring of major sales transactions. A majority of the business unit's sales are based upon long-term relationships with metal merchants and end-users.

  Fabricated Aluminum Products

  KACC manufactures and markets fabricated aluminum products for the packaging, transportation, construction, and consumer durables markets in the United States and abroad. Sales in these markets are made directly and through distributors to a large number of customers. In 1995, four domestic beverage container manufacturers were among the leading customers for KACC's fabricated products and accounted for approximately 12% of Kaiser's sales revenue.

  KACC's fabricated products compete with those of numerous domestic and foreign producers and with products made of steel, copper, glass, plastic, and other materials. Product quality, price, and availability are the principal competitive factors in the market for fabricated aluminum products. KACC has focused its fabricated products operations on selected products in which KACC has production expertise, high-quality capability, and geographic and other competitive advantages.

  Flat-Rolled Products. The flat-rolled products business unit, the largest of KACC's fabricated products businesses, operates the Trentwood sheet and plate mill at Spokane, Washington. The Trentwood facility is KACC's largest fabricating plant and accounted for approximately 64% of its 1995 fabricated aluminum products shipments. The business unit supplies the beverage container market (producing body, lid, and tab stock), the aerospace market, and the tooling plate, heat-treated alloy and common alloy coil markets, both directly and through distributors. During 1995, KACC successfully completed a two year restructuring of its flat-rolled products operation at its Trentwood plant to reduce that facility's annual operating costs by at least $50.0 million.

  KACC's flat-rolled products are sold primarily to beverage container manufacturers located in the western United States and in the Asian Pacific Rim countries where the Trentwood plant's location provides KACC with a transportation advantage. Quality of products for the beverage container industry and timeliness of delivery are the primary bases on which KACC competes. Kaiser believes that capital improvements at Trentwood have enhanced the quality of KACC's products for the beverage container industry and the capacity and efficiency of KACC's manufacturing operations, and that KACC is one of the highest quality producers of aluminum beverage can stock in the world.

  In 1995, the flat-rolled products business unit had 31 domestic and foreign can stock customers, including the five major domestic beverage can manufacturers. The largest and top five of such customers accounted for approximately 14% and 41%, respectively, of the business unit's revenue. See "--Competition." In 1995, the business unit shipped products to approximately 150 customers in the aerospace, transportation, and industrial ("ATI") markets, most of which were distributors who sell to a variety of industrial end-users. The top five customers in the ATI markets for flat-rolled products accounted for approximately 13% of the business unit's revenue. The marketing staff for the flat-rolled products business unit is located at the Trentwood facility and in Pleasanton, California. Sales are made directly to customers (including distributors) from eight sales offices located throughout the United States. International customers are served by sales offices in the Netherlands and Japan and by independent sales agents in Asia and Latin America.

  Extruded Products. The extruded products business unit is headquartered in Dallas, Texas, and operates soft-alloy extrusion facilities in Los Angeles, California; Santa Fe Springs, California; Sherman, Texas; and London, Ontario, Canada; a cathodic protection business located in Tulsa, Oklahoma, that also extrudes both aluminum and magnesium; rod and bar facilities in Newark, Ohio, and Jackson, Tennessee, which produce screw machine stock, redraw rod, forging stock, and billet; and a facility in Richland, Washington, which produces seamless tubing in both hard and soft alloys for the automotive, other transportation, export, recreation, agriculture, and other industrial markets. Each of the soft-alloy extrusion facilities has fabricating capabilities and provides finishing services.

  The extruded products business unit's major markets are in the transportation industry, to which it provides extruded shapes for automobiles, trucks, trailers, cabs, and shipping containers, and in the distribution, durable goods, defense, building and construction, ordnance and electrical markets. In 1995, the extruded products business unit had approximately 825 customers for its products, the largest and top five of which accounted for approximately 6% and 20%, respectively, of its revenue. See "--Competition." Sales are made directly from plants as well as marketing locations across the United States.

  Engineered Components. The engineered components business unit operates forging facilities at Erie, Pennsylvania; Oxnard, California; and Greenwood, South Carolina; a machine shop at Greenwood, South Carolina; and a casting facility in Canton, Ohio. The engineered components business unit is one of the largest producers of aluminum forgings in the United States and is a major supplier of high-quality forged parts to customers in the automotive, commercial vehicle and ordnance markets. The high strength-to-weight properties of forged and cast aluminum make it particularly well-suited for automotive applications. The business unit's casting facility manufactures aluminum engine manifolds for the automobile, truck and marine markets.

  In 1995, the engineered components business unit had approximately 250 customers, the largest and top five of which accounted for approximately 34% and 77%, respectively, of the business unit's revenue. See "--Competition." The engineered components business unit's headquarters is located in Erie, Pennsylvania, and there is a sales and engineering office located in Detroit, Michigan, which works with car makers and other customers, the Center for Technology (see "--Research and Development") and plant personnel to create new automotive component designs and improve existing products.

  Research and Development

  KACC conducts research and development activities principally at three facilities--the Center for Technology ("CFT") in Pleasanton, California; the Primary Aluminum Products Division Technology Center ("DTC") adjacent to the Mead smelter in Washington; and the Alumina Development Laboratory ("ADL") at the Gramercy, Louisiana, refinery, which supports Kaiser Alumina Technical Services ("KATS") and the facilities of the alumina business unit. Net expenditures for Company-sponsored research and development activities were $18.5 million in 1995, $16.7 million in 1994, and $18.5 million in 1993. KACC's research staff totaled 157 at December 31, 1995. KACC estimates that research and development net expenditures will be approximately $22.5 million in 1996.

  CFT performs research and development across a range of aluminum process and product technologies to support KACC's business units and new business opportunities. It also selectively offers technical services to third parties. Significant efforts are directed at product and process technology for the can stock, aircraft and automotive markets, and aluminum reduction cell models which are applied to improving cell designs and operating conditions. The largest and most notable single project being developed at CFT is the micromill process described under "--Strategy." DTC maintains specialized laboratories and a miniature carbon plant where experiments with new anode and cathode technology are performed. DTC supports KACC's primary aluminum smelters, and concentrates on the development of cost-effective technical innovations such as equipment and process improvements. KATS provides improved alumina process technology to KACC's facilities and technical support to new business ventures in cooperation with KACC's international business development group.

  KACC is actively engaged in efforts to license its technology and sell technical and managerial assistance to other producers worldwide. KACC's technology has been installed in alumina refineries, aluminum smelters and rolling mills located in the United States, Jamaica, Sweden, Germany, Russia, India, Australia, Korea, New Zealand, Ghana, the United Arab Emirates, and the United Kingdom. KACC's revenue from technology sales and technical assistance to third parties was $5.7 million in 1995, $10.0 million in 1994, and $12.8 million in 1993.

  KACC has entered into agreements with respect to the Krasnoyarsk smelter in Russia under which KACC has licensed certain of its technology for use in such facility and agreed to provide purchasing services in obtaining Western-sourced technology and equipment to be used in such facility. These agreements were entered into in November 1990, and the services under them are expected to be completed in 1996. In addition, in 1993 KACC entered into agreements with respect to the Nadvoitsy smelter in Russia and the Korba smelter of the Bharat Aluminum Co. Ltd., in India, under which KACC has licensed certain of its technology for use in such facilities. Services under the Nadvoitsy agreement were completed in 1995, and KACC expects that services under the Korba agreement will be completed in 1996.

  Operations in China

  In 1994, KACC commenced efforts to increase its activities in certain countries that are expected to be important suppliers of aluminum and large customers for aluminum and alumina. KACC intends to use its technical skills, together with capital investments, to form joint ventures or acquire equity in facilities in such countries.

  In 1995, KYRIL was formed to participate in the privatization, modernization, expansion, and operation of aluminum smelting facilities in the PRC. KYRIL has entered into a Joint Venture Agreement and related agreements (the "Joint Venture Agreements") with the Lanzhou Aluminum Smelters ("LAS") of the China National Nonferrous Metals Industry Corporation relating to the formation and operation of the Joint Venture, a Sino-foreign joint equity enterprise organized under PRC law. The Joint Venture constitutes the first large-scale privatization in the Chinese aluminum smelting industry. The Joint Venture's assets and operations are located primarily in the industrial city of Lanzhou, the capital of Gansu Province in northwestern China, and in nearby Lianhai, a special economic zone also in Gansu Province. The smelter at Lanzhou is the fifth largest aluminum smelter in the PRC and has a capacity of approximately 55,000 tons of primary aluminum per year. The smelter at Lianhai has a capacity of approximately 30,000 tons of primary aluminum per year. In 1995, the two smelters produced an aggregate of approximately 71,000 tons of primary aluminum, which amount was less than the aggregate capacity of the plants principally because of a shortage of electric power available to the plants in 1995 due to a drought which impacted the hydroelectric system. The shortage of electric power available to the plants has continued during the first part of 1996, and the planned production of the two plants for 1996 is estimated to be approximately 78,000 tons.

  LAS's capital contribution to the Joint Venture consisted primarily of the Lanzhou and Lianhai smelters. KYRIL contributed $9.0 million as a contribution to the capital of the Joint Venture in July 1995. The Joint Venture Agreements include provisions for KYRIL to contribute up to a total of $59.7 million to the Joint Venture in exchange for up to a 49% interest in the Joint Venture. The parties to the Joint Venture are currently engaged in discussions concerning the amount, timing and other conditions relating to KYRIL's additional contributions to the Joint Venture and the use thereof by the Joint Venture. Uses of such additional contributions by the Joint Venture may include (i) the acquisition and installation of new equipment to improve smelter operations, (ii) the acquisition and installation of new equipment for the production of value-added products, (iii) the acquisition, installation and upgrading of pollution control equipment, and (iv) the provision of funds for general purposes, including working capital. Expansion of the two smelters and construction of a dry Soderberg paste plant are not presently contemplated. Governmental approval in the PRC will be necessary in order to implement any arrangements agreed to by the parties, and there can be no assurance such approval will be obtained.

  KACC, through its extruded products business unit, has entered into contracts to form two small joint venture companies in the PRC. KACC will indirectly acquire equity interests of approximately 45% and 49%, respectively, in these two companies which will manufacture aluminum extrusions, in exchange for the contribution to those companies of certain used equipment, technology, services and cash. The majority equity interests in the two companies will be owned by affiliates of Guizhou Guang Da Construction Company.

  Competition

  Aluminum competes in many markets with steel, copper, glass, plastic, and numerous other materials. In recent years, plastic containers have increased and glass containers have decreased their respective shares of the soft drink sector of the beverage container market. In the United States, beverage container materials, including aluminum, face increased competition from plastics as increased polyethylene ("PET") container capacity is brought on line by plastics manufacturers. Within the aluminum business, KACC competes with both domestic and foreign producers of bauxite, alumina and primary aluminum, and with domestic and foreign fabricators. Many of KACC's competitors have greater financial resources than KACC. KACC's principal competitors in the sale of alumina include Alcoa Alumina and Chemicals LLC, Billiton Marketing and Trading BV, and Alcan Aluminium Limited. KACC competes with most aluminum producers in the sale of primary aluminum.

  Primary aluminum and, to some degree, alumina are commodities with generally standard qualities, and competition in the sale of these commodities is based primarily upon price, quality and availability. KACC also competes with a wide range of domestic and international fabricators in the sale of fabricated aluminum products. Competition in the sale of fabricated products is based upon quality, availability, price and service, including delivery performance. KACC concentrates its fabricating operations on selected products in which KACC has production expertise, high-quality capability, and geographic and other competitive advantages. Kaiser believes that, assuming the current relationship between worldwide supply and demand for alumina and primary aluminum does not change materially, the loss of any one of KACC's customers, including intermediaries, would not have a material adverse effect on Kaiser's financial condition or results of operations.

  Employees

  During 1995, KACC employed an average of approximately 9,550 persons, compared with an average of 9,740 employees in 1994, and 10,220 employees in 1993. At December 31, 1995, KACC's work force was approximately 9,620, including a domestic work force of approximately 5,950, of whom approximately 4,010 were paid at an hourly rate. Most hourly paid domestic employees are covered by collective bargaining agreements with various labor unions. Approximately 74% of such employees are covered by a master agreement (the "Labor Contract") with the USWA expiring September 30, 1998. The Labor Contract covers KACC's plants in Spokane (Trentwood and Mead) and Tacoma, Washington; Gramercy, Louisiana; and Newark, Ohio. The Labor Contract replaced a contract that expired October 31, 1994, and was reached after an eight-day work stoppage by the USWA at these plants in February 1995.

  The Labor Contract provides for base wages at all covered plants. In addition, workers covered by the Labor Contract may receive quarterly bonus payments based on various indices of profitability, productivity, efficiency, and other aspects of specific plant performance, as well as, in certain cases, the price of alumina or primary aluminum. Pursuant to the Labor Contract, base wage rates were raised effective January 2, 1995, were raised again effective November 6, 1995, and will be raised an additional amount effective November 3, 1997, and an amount in respect of the cost of living adjustment under the previous master agreement will be phased into base wages during the term of the Labor Contract. In the second quarter of 1995, KACC acquired up to $2,000 of preference stock held in a stock plan for the benefit of each of approximately 82% of the employees covered by the Labor Contract and in the first half of 1998 will acquire up to an additional $4,000 of such preference stock held in such plan for the benefit of substantially the same employees. In addition, a profitability test was satisfied and, therefore, KACC will acquire during 1996 up to an additional $1,000 of such preference stock held in such plan for the benefit of substantially the same employees. KACC made and will make comparable acquisitions of preference stock held for the benefit of each of certain salaried employees.

  In February 1995, Alpart's employees engaged in a six-day work stoppage by its National Workers Union, which was settled by a new contract.

  Kaiser considers KACC's employee relations to be satisfactory.

  Environmental Matters

  Kaiser and KACC are subject to a wide variety of international, federal, state and local environmental laws and regulations (the "Environmental Laws"). From time to time the Environmental Laws are amended and new ones are adopted. The Environmental Laws regulate, among other things, air and water emissions and discharges; the generation, storage, treatment, transportation, and disposal of solid and hazardous waste; the release of hazardous or toxic substances, pollutants and contaminants into the environment; and, in certain instances, the environmental condition of industrial property prior to transfer or sale. In addition, Kaiser and KACC are subject to various federal, state, and local workplace health and safety laws and regulations ("Health Laws").

  From time to time, KACC is subject, with respect to its current and former operations, to fines or penalties assessed for alleged breaches of the Environmental and Health Laws and to claims and litigation brought by federal, state or local agencies and by private parties seeking remedial or other enforcement action under the Environmental and Health Laws or damages related to alleged injuries to health or to the environment, including claims with respect to certain waste disposal sites and the remediation of sites presently or formerly operated by KACC. See " Legal Proceedings--Kaiser Litigation-- Environmental Litigation." KACC currently is subject to a number of lawsuits under CERCLA. KACC, along with certain other entities, has been named as a Potentially Responsible Party ("PRP") for remedial costs at certain third-party sites listed on the National Priorities List under CERCLA and, in certain instances, may be exposed to joint and several liability for those costs or damages to natural resources. KACC's Mead, Washington, facility has been listed on the National Priorities List under CERCLA. In addition, in connection with certain of its asset sales, KACC has agreed to indemnify the purchasers with respect to certain liabilities (and associated expenses) resulting from acts or omissions arising prior to such dispositions, including environmental liabilities. While uncertainties are inherent in the final outcome of these matters, and it is presently impossible to determine the actual costs that ultimately may be incurred, Kaiser believes that the resolution of such uncertainties should not have a material adverse effect on KACC's liquidity, consolidated financial position or results of operations.

  Environmental capital spending was $9.2 million in 1995, $11.9 million in 1994, and $12.6 million in 1993. Annual operating costs for pollution control, not including corporate overhead or depreciation, were approximately $26.0 million in 1995, $23.1 million in 1994, and $22.4 million in 1993. Legislative, regulatory, and economic uncertainties make it difficult to project future spending for these purposes. However, Kaiser currently anticipates that in the 1996-1997 period, environmental capital spending will be within the range of $27.0-$33.0 million per year, and operating costs for pollution control will be within the range of $28.0-$29.0 million per year. In addition, $4.5 million in cash expenditures in 1995, $3.6 million in 1994, and $7.2 million in 1993 were charged to previously established reserves relating to environmental costs. Approximately $8.4 million is expected to be charged to such reserves in 1996.

  Based on Kaiser's evaluation of these and other environmental matters, Kaiser has established environmental accruals primarily related to potential solid waste disposal and soil and groundwater remediation matters. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Financial Condition and Investing and Financing Activities-- Aluminum Operations," Note 9 of the Notes to Consolidated Financial Statements and "Risk Factors--Risk Factors Relating to Kaiser--Environmental Matters and Litigation."

  Other

  See "--Kaiser" above for a description of the locations and general character of the principal plants, mines, and other materially important physical properties relating to KACC's operations. KACC owns in fee or leases all the real estate and facilities used in connection with its business. Plants and equipment and other facilities are generally in good condition and suitable for their intended uses, subject to changing environmental requirements. Although KACC's domestic aluminum smelters and alumina facility were initially designed early in KACC's history, they have been modified frequently over the years to incorporate technological advances in order to improve efficiency, increase capacity, and achieve energy savings. KACC believes that KACC's domestic plants are cost competitive on an international basis. Due to KACC's variable cost structure, the plants' operating costs are relatively lower in periods of low primary aluminum prices and relatively higher in periods of high primary aluminum prices.

  KACC's obligations under the KACC 1994 Credit Agreement are secured by, among other things, mortgages on Kaiser's major domestic plants (other than the Gramercy alumina plant).

FOREST PRODUCTS OPERATIONS

 GENERAL

  The Company also engages in forest products operations through MGI and its wholly owned subsidiaries, Pacific Lumber and Britt. Pacific Lumber, which has been in continuous operation for over 125 years, engages in several principal aspects of the lumber industry--the growing and harvesting of redwood and Douglas-fir timber, the milling of logs into lumber products and the manufacturing of lumber into a variety of value-added finished products. Britt manufactures redwood and cedar fencing and decking products from small diameter logs, a substantial portion of which Britt acquires from Pacific Lumber (which cannot efficiently process them in its own mills).

 PACIFIC LUMBER OPERATIONS

  Timberlands

  Pacific Lumber owns and manages approximately 192,000 acres of commercial timberlands. These timberlands are located in Humboldt County along the northern California coast which has very favorable soil and climate conditions. These timberlands contain approximately three-quarters redwood and one-quarter Douglas-fir timber. Pacific Lumber's acreage is virtually contiguous, is located in close proximity to its sawmills and contains an extensive (1,100 mile) network of roads. These factors greatly facilitate Pacific Lumber's operations and forest management techniques. The extensive roads throughout Pacific Lumber's timberlands facilitate log hauling, serve as fire breaks and allow Pacific Lumber's foresters access to employ forest stewardship techniques which protect the trees from forest fires, erosion, insects and other damage.

  Approximately 179,000 acres of Pacific Lumber's timberlands are owned by Scotia Pacific (the "Scotia Pacific Timberlands"), a special purpose Delaware corporation and wholly owned subsidiary of Pacific Lumber. Pacific Lumber has the exclusive right to harvest (the "Pacific Lumber Harvest Rights") approximately 8,000 non-contiguous acres of the Scotia Pacific Timberlands consisting substantially of virgin old growth redwood and virgin old growth Douglas-fir timber located on numerous small parcels throughout the Scotia Pacific Timberlands. Substantially all of Scotia Pacific's assets, including the Scotia Pacific Timberlands and the GIS (defined below), are pledged as security for the Timber Notes of Scotia Pacific. Pacific Lumber harvests and purchases from Scotia Pacific all of the logs harvested from the Scotia Pacific Timberlands. See "--Relationships With Scotia Pacific and Britt" for a description of this and other relationships among Pacific Lumber, Scotia Pacific and Britt.

  The forest products industry grades lumber in various classifications according to quality. The two broad categories within which all grades fall, based on the absence or presence of knots, are called "upper" and "common" grades, respectively. "Old growth" trees, often defined as trees which have been growing for approximately 200 years or longer, have a higher percentage of upper grade lumber than "young growth" trees (those which have been growing for less than 200 years). "Virgin" old growth trees are located in timber stands that have not previously been harvested. "Residual" old growth trees are located in timber stands which have been partially harvested in the past.

  Pacific Lumber has engaged in extensive efforts to supplement the natural regeneration of timber and increase the amount of timber on its timberlands. Pacific Lumber is required to comply with California forestry regulations regarding reforestation, which generally require that an area be reforested to specified standards within an established period of time. Pacific Lumber also actively engages in efforts to establish timberlands from open areas such as pasture land. During 1995, Pacific Lumber planted approximately 676,000 redwood and Douglas-fir seedlings. Regeneration of redwood timber generally is accomplished through the natural growth of new redwood sprouts from the stump remaining after a redwood tree is harvested. Such new redwood sprouts grow quickly, thriving on existing mature root systems. In addition, Pacific Lumber supplements natural redwood regeneration by planting redwood seedlings. Douglas-fir timber grown on Pacific Lumber's timberlands is regenerated almost entirely by planting seedlings.

 Harvesting Practices

  The ability of Pacific Lumber to sell logs or lumber products will depend, in part, upon its ability to obtain regulatory approval of timber harvesting plans ("THPs"). THPs are required to be developed by registered professional foresters and must be filed with, and approved by, the California Department of Forestry ("CDF") prior to the harvesting of timber. Each THP is designed to comply with applicable environmental laws and regulations. The CDF's evaluation of proposed THPs incorporates review and analysis of such THPs by several California and federal agencies and public comments received with respect to such THPs. An approved THP is applicable to specific acreage and specifies the harvesting method and other conditions relating to the harvesting of the timber covered by such THP. See "--Regulatory and Environmental Factors" for information regarding proposed critical habitat designation, sustained yield regulations and related matters. Pacific Lumber maintains a detailed geographical information system covering its timberlands (the "GIS"). The GIS covers numerous aspects of Pacific Lumber's properties, including timber type, tree class, wildlife data, roads, rivers and streams. By carefully monitoring and updating this data base and conducting field studies, Pacific Lumber's foresters are able to develop detailed THPs addressing the various regulatory requirements. Pacific Lumber also utilizes a Global Positioning System ("GPS") which allows precise location of geographic features through satellite positioning. Use of the GPS greatly enhances the quality and efficiency of GIS data.

  Pacific Lumber employs a variety of well-accepted methods of selecting trees for harvest. These methods, which are designed to achieve optimal regeneration, are referred to as "silvicultural systems" in the forestry profession. Silvicultural systems range from very light thinnings aimed at enhancing the growth rate of retained trees to clear cutting which results in the harvest of all trees in an area and replacement with a new forest stand. In between are a number of varying levels of partial harvests which can be employed. Pacific Lumber's foresters select the appropriate silvicultural system for any given site based upon the specific conditions of that site. Pacific Lumber customarily employs silvicultural systems that involve thinnings followed by a variety of partial cuttings to achieve a high degree of natural regeneration. Partial harvesting allows the remaining trees to obtain more light, nutrients and water, thereby promoting faster growth rates. Pacific Lumber uses a variety of factors, including the size and density of the remaining trees, to determine when to again submit a THP with respect to a given area. Clear cutting is only used under specific circumstances where it is advisable due to specific site conditions (such as undesirable tree species composition for natural regeneration, topographic difficulties which preclude partial cuttings or the need to create more diverse wildlife habitats within watersheds as recommended by Pacific Lumber's wildlife biologists). Due to the magnitude of its timberlands and conservative application of silvicultural systems that retain substantial numbers of trees on areas that are harvested, Pacific Lumber has historically conducted harvesting operations on approximately 5% of its timberlands in any given year.

 Production Facilities

  Pacific Lumber owns four highly mechanized sawmills and related facilities located in Scotia, Fortuna and Carlotta, California. The sawmills historically have been supplied almost entirely from timber harvested from Pacific Lumber's timberlands. Since 1986, Pacific Lumber has implemented numerous technological advances which have increased the operating efficiency of its production facilities and the recovery of finished products from its timber. Over the past three years, Pacific Lumber's annual lumber production has averaged approximately 268 million board feet, with approximately 290, 286, and 228 million board feet produced in 1995, 1994 and 1993, respectively. The Fortuna sawmill, built by Pacific Lumber in 1972, produces primarily common grade lumber. During 1995, the Fortuna mill produced approximately 94 million board feet of lumber. The Carlotta sawmill was acquired in 1986 and produces both common and upper grade redwood lumber. During 1995, the Carlotta mill produced approximately 67 million board feet of lumber. Sawmill "A," located in Scotia, was remodeled in 1983 and processes Douglas-fir logs while Sawmill "B," also located in Scotia, primarily processes large diameter redwood logs. During 1995, Sawmills "A" and "B" produced 79 and 51 million board feet of lumber, respectively.

  Pacific Lumber operates a finishing plant which processes rough lumber into a variety of finished products such as trim, fascia, siding and paneling. These finished products include the industry's largest variety of customized trim and fascia patterns. Pacific Lumber also enhances the value of some grades of common grade lumber by assembling knot-free pieces of narrower and shorter lumber into wider or longer pieces in its state-of-the-art end and edge glue plant. The result is a standard sized upper grade product which can be sold at a significant premium over common grade products.

  Pacific Lumber dries the majority of its upper grade lumber before it is sold. Upper grades of redwood lumber are generally air-dried for six to eighteen months and then kiln-dried for seven to twenty-four days to produce a dimensionally stable and high quality product which generally commands higher prices than "green" lumber (which is lumber sold before it has been dried). Upper grade Douglas-fir lumber is generally kiln-dried immediately after it is cut. Pacific Lumber owns and operates 34 kilns, having an annual capacity of approximately 95 million board feet, to dry its upper grades of lumber efficiently in order to produce a quality, premium product. Pacific Lumber also maintains several large enclosed storage sheds which hold approximately 25 million board feet of lumber.

  In addition, Pacific Lumber owns and operates a modern 25-megawatt cogeneration power plant which is fueled almost entirely by the wood residue from its milling and finishing operations. This power plant generates substantially all of the energy requirements of Scotia, California, the town adjacent to Pacific Lumber's timberlands where several of its manufacturing facilities are located. Pacific Lumber sells surplus power to Pacific Gas and Electric Company. In 1995, the sale of surplus power accounted for approximately 1% of Pacific Lumber's total revenues.

 Products

  The following table sets forth the distribution of Pacific Lumber's lumber production (on a net board foot basis) and revenues by product line:

                          YEAR ENDED DECEMBER 31, 1995 YEAR ENDED DECEMBER 31, 1994
                          ---------------------------- ----------------------------
                          % OF TOTAL   % OF            % OF TOTAL   % OF
                            LUMBER    TOTAL     % OF     LUMBER    TOTAL     % OF
                          PRODUCTION  LUMBER   TOTAL   PRODUCTION  LUMBER   TOTAL
                            VOLUME   REVENUES REVENUES   VOLUME   REVENUES REVENUES
        PRODUCT           ---------- -------- -------- ---------- -------- --------
Upper grade redwood
 lumber.................     17 %       38%     31%        17%       41%     33%
Common grade redwood
 lumber.................      54%       40%     32%        58%       36%     30%
                             ----      ----     ---       ----      ----     ---
  Total redwood lumber..      71%       78%     63%        75%       77%     63%
                             ----      ----     ---       ----      ----     ---
Upper grade Douglas-fir
 lumber.................       3%        5%      4%         3%        7%      5%
Common grade Douglas-fir
 lumber.................      23%       14%     11%        20%       13%     10%
                             ----      ----     ---       ----      ----     ---
  Total Douglas-fir
   lumber...............      26%       19%     15%        23%       20%     15%
                             ----      ----     ---       ----      ----     ---
Other grades of lumber..       3%        3%      4%         2%        3%      4%
                             ----      ----     ---       ----      ----     ---
  Total lumber..........     100%      100%     82%       100%      100%     82%
                             ====      ====     ===       ====      ====     ===
Logs....................                         7%                           9%
                                                ===                          ===
Hardwood chips..........                         4%                           4%
Softwood chips..........                         5%                           4%
                                                ---                          ---
  Total wood chips......                         9%                           8%
                                                ===                          ===

  Lumber

  Pacific Lumber primarily produces and markets lumber. In 1995, Pacific Lumber sold approximately 277 million board feet of lumber, which accounted for approximately 82% of Pacific Lumber's total revenues. Lumber products vary greatly by the species and quality of the timber from which it is produced. Lumber is sold not only by grade (such as "upper" grade versus "common" grade), but also by board size and the drying process associated with the lumber.

  Redwood lumber is Pacific Lumber's largest product category. Redwood is commercially grown only along the northern coast of California and possesses certain unique characteristics which permit it to be sold at a premium to many other wood products. Such characteristics include its natural beauty, superior ability to retain paint and other finishes, dimensional stability and innate resistance to decay, insects and chemicals. Typical applications include exterior siding, trim and fascia for both residential and commercial construction, outdoor furniture, decks, planters, retaining walls and other specialty applications. Redwood also has a variety of industrial applications because of its chemical resistance and because it does not impart any taste or odor to liquids or solids.

  Upper grade redwood lumber, which is derived primarily from old growth trees and is characterized by an absence of knots and other defects and a very fine grain, is used primarily in more costly and distinctive interior and exterior applications. The overall supply of upper grade lumber has been diminishing due to increasing environmental and regulatory restrictions and other factors. While Pacific Lumber's competitive position with respect to upper grade lumber has been improving due to the quality of its timberlands, Pacific Lumber's supply of upper grade lumber has decreased in some premium product categories. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations--Forest Products Operations." Common grade redwood lumber, Pacific Lumber's largest volume product, has many of the same aesthetic and structural qualities of redwood uppers, but has some knots, sapwood and a coarser grain. Such lumber is commonly used for construction purposes, including outdoor structures such as decks, hot tubs and fencing.

  Douglas-fir lumber is used primarily for new construction and some decorative purposes and is widely recognized for its strength, hard surface and attractive appearance. Douglas-fir is grown commercially along the west coast of North America and in Chile and New Zealand. Upper grade Douglas-fir lumber is derived primarily from old growth Douglas-fir timber and is used principally in finished carpentry applications. Common grade Douglas-fir lumber is used for a variety of general construction purposes and is largely interchangeable with common grades of other whitewood lumber.

  Logs

  Pacific Lumber currently sells certain logs that, due to their size or quality, cannot be efficiently processed by its mills into lumber. The purchasers of these logs are largely Britt, and surrounding mills which do not own sufficient timberlands to support their mill operations. See "-- Relationships With Scotia Pacific and Britt" below. Except for the agreement with Britt described below, Pacific Lumber does not have any significant contractual relationships with any third parties relating to the purchase of logs. Pacific Lumber has historically not purchased significant quantities of logs from third parties; however, Pacific Lumber may from time to time purchase logs from third parties for processing in its mills or for resale to third parties if, in the opinion of management, economic factors are advantageous to Pacific Lumber.

  Wood Chips

  Pacific Lumber uses a whole-log chipper to produce wood chips from hardwood trees which would otherwise be left as waste. These chips are sold to third parties primarily for the production of facsimile and other specialty papers. Pacific Lumber also produces softwood chips from the wood residue and waste from its milling and finishing operations. These chips are sold to third parties for the production of wood pulp and paper products.

 Backlog and Seasonality

  Pacific Lumber's backlog of sales orders at December 31, 1995 and 1994 was approximately $11.5 million and $11.9 million, respectively, the substantial portion of which was delivered in the first quarter of the next fiscal year. Pacific Lumber has historically experienced lower first quarter sales due largely to the general decline in construction-related activity during the winter months. As a result, Pacific Lumber's results in any one quarter are not necessarily indicative of results to be expected for the full year.

 Marketing

  The housing, construction and remodeling markets are the primary markets for Pacific Lumber's lumber products. Pacific Lumber's policy is to maintain a wide distribution of its products both geographically and in terms of the number of customers. Pacific Lumber sells its lumber products throughout the country to a variety of accounts, the large majority of which are wholesalers, followed by retailers, industrial users, exporters and manufacturers. Upper grades of redwood and Douglas-fir lumber are sold throughout the entire United States, as well as to export markets. Common grades of redwood lumber are sold principally west of the Mississippi River, with California accounting for approximately 63% of these sales in 1995. Common grades of Douglas-fir lumber are sold primarily in California. In 1995, no single customer accounted for more than 4% of Pacific Lumber's total revenues. Exports of lumber accounted for approximately 4% of Pacific Lumber's total revenues in 1995. Pacific Lumber markets its products through its own sales staff which focuses primarily on domestic sales.

  Pacific Lumber actively follows trends in the housing, construction and remodeling markets in order to maintain an appropriate level of inventory and assortment of product. Due to its high quality products, large inventory, competitive prices and long history, Pacific Lumber believes that it has a strong degree of customer loyalty.

 Competition

  Pacific Lumber's lumber is sold in highly competitive markets. Competition is generally based upon a combination of price, service, product availability and product quality. Pacific Lumber's products compete not only with other wood products but with metals, masonry, plastic and other construction materials made from non-renewable resources. The level of demand for Pacific Lumber's products is dependent on such broad factors as overall economic conditions, interest rates and demographic trends. In addition, competitive considerations, such as total industry production and competitors' pricing, as well as the price of other construction products, affect the sales prices for Pacific Lumber's lumber products. Pacific Lumber currently enjoys a competitive advantage in the upper grade redwood lumber market due to the quality of its timber holdings and relatively low cost production operations. Competition in the common grade redwood and Douglas-fir lumber market is more intense, and Pacific Lumber competes with numerous large and small lumber producers.

 Employees

  As of March 1, 1996, Pacific Lumber had approximately 1,600 employees, none of whom are covered by a collective bargaining agreement.

 Relationships With Scotia Pacific and Britt

  In March 1993, Pacific Lumber consummated its offering of $235 million of its Senior Notes and Scotia Pacific consummated its offering of $385 million of Timber Notes. Upon the closing of such offerings, Pacific Lumber, Scotia Pacific and Britt entered into a variety of agreements. Pacific Lumber and Scotia Pacific entered into a Services Agreement (the "Services Agreement") and an Additional Services Agreement (the "Additional Services Agreement"). Pursuant to the Services Agreement, Pacific Lumber provides operational, management and related services with respect to the Scotia Pacific Timberlands containing timber of Scotia Pacific ("Scotia Pacific Timber") not performed by Scotia Pacific's own employees. Such services include the furnishing of all equipment, personnel and expertise not within Scotia Pacific's possession and reasonably necessary for the operation and maintenance of the Scotia Pacific Timberlands containing Scotia Pacific Timber. In particular, Pacific Lumber is required to regenerate Scotia Pacific Timber, prevent and control loss of Scotia Pacific Timber by fires, maintain a system of roads throughout the Scotia Pacific Timberlands, take measures to control the spread of disease and insect infestation affecting Scotia Pacific Timber and comply with environmental laws and regulations, including measures with respect to waterways, habitat, hatcheries and endangered species. Pacific Lumber is also required (to the extent necessary) to assist Scotia Pacific personnel in updating the GIS and to prepare and file, on Scotia Pacific's behalf, all pleadings and motions and otherwise diligently pursue appeals of any denial of any THP and related matters. As compensation for these and the other services to be provided by

Pacific Lumber, Scotia Pacific pays a fee which is adjusted on January 1 of each year based on a specified government index relating to wood products. The fee was approximately $115,100 per month in 1995 and is expected to be approximately $112,100 per month in 1996. Pursuant to the Additional Services Agreement, Scotia Pacific provides Pacific Lumber with a variety of services, including (a) assisting Pacific Lumber to operate, maintain and harvest its own timber properties, (b) updating and providing access to the GIS with respect to information concerning Pacific Lumber's own timber properties, and
(c) assisting Pacific Lumber with its statutory and regulatory compliance. Pacific Lumber pays Scotia Pacific a fee for such services equal to the actual cost of providing such services, as determined in accordance with generally accepted accounting principles.

  Pacific Lumber and Scotia Pacific also entered into a Master Purchase Agreement (the "Master Purchase Agreement"). The Master Purchase Agreement governs all purchases of logs by Pacific Lumber from Scotia Pacific. Each purchase of logs by Pacific Lumber from Scotia Pacific is made pursuant to a separate log purchase agreement (which incorporates the terms of the Master Purchase Agreement) for the Scotia Pacific Timber covered by an approved THP. Each log purchase agreement generally constitutes an exclusive agreement with respect to the timber covered thereby, subject to certain limited exceptions. The purchase price must be at least equal to the SBE Price (as defined below). The Master Purchase Agreement provides that if the purchase price equals or exceeds (i) the price for such species and category thereof set forth on the structuring schedule applicable to the Timber Notes and (ii) the SBE Price, then such price shall be deemed to be the fair market value of such logs. The Master Purchase Agreement defines the "SBE Price," for any species and category of timber, as the stumpage price for such species and category as set forth in the most recent "Harvest Value Schedule" published by the California State Board of Equalization ("SBE") applicable to the timber sold during the period covered by such Harvest Value Schedule. Such Harvest Value Schedules are published for purposes of computing yield taxes and generally are released every six months. As Pacific Lumber purchases logs from Scotia Pacific pursuant to the Master Purchase Agreement, Pacific Lumber is responsible, at its own expense, for harvesting and removing the standing Scotia Pacific Timber covered by approved THPs and, thus, the purchase price thereof is based upon "stumpage prices." Title to the harvested logs does not pass to Pacific Lumber until the logs are transported to Pacific Lumber's log decks and measured. Substantially all of Scotia Pacific's revenues are derived from the sale of logs to Pacific Lumber under the Master Purchase Agreement.

  Pacific Lumber, Scotia Pacific and Salmon Creek Corporation ("Salmon Creek," a wholly owned subsidiary of Pacific Lumber) also entered into a Reciprocal Rights Agreement granting to each other certain reciprocal rights of egress and ingress through their respective properties in connection with the operation and maintenance of such properties and their respective businesses. In addition, Pacific Lumber entered into an Environmental Indemnification Agreement with Scotia Pacific pursuant to which Pacific Lumber agreed to indemnify Scotia Pacific from and against certain present and future liabilities arising with respect to hazardous materials, hazardous materials contamination or disposal sites, or under environmental laws with respect to the Scotia Pacific Timberlands.

  Pacific Lumber entered into an agreement with Britt (the "Britt Agreement") which governs the sale of logs by Pacific Lumber and Britt to each other, the sale of hog fuel (wood residue) by Britt to Pacific Lumber for use in Pacific Lumber's cogeneration plant, the sale of lumber by Pacific Lumber and Britt to each other, and the provision by Pacific Lumber of certain administrative services to Britt (including accounting, purchasing, data processing, safety and human resources services). The logs which Pacific Lumber sells to Britt and which are used in Britt's manufacturing operations are sold at approximately 75% of applicable SBE prices (to reflect the lower quality of these logs). Logs which either Pacific Lumber or Britt purchases from third parties and which are then sold to each other are transferred at the actual cost of such logs. Hog fuel is sold at applicable market prices, and administrative services are provided by Pacific Lumber based on Pacific Lumber's actual costs and an allocable share of Pacific Lumber's overhead expenses consistent with past practice.

 BRITT LUMBER OPERATIONS

  Business

  Britt is located in Arcata, California, approximately 45 miles north of Pacific Lumber's headquarters. Britt's primary business is the processing of small diameter redwood logs into wood fencing products for sale to retail and wholesale customers. Britt was incorporated in 1965 and operated as an independent manufacturer of fence products until July 1990, when it was purchased by a subsidiary of the Company. Britt purchases small diameter (6 to 11 inch) and short length (6 to 12 feet) redwood logs from Pacific Lumber and a variety of different diameter and different length logs from various timberland owners. Britt processes logs at its mill into a variety of different fencing products, including "dog-eared" 19 x 69 fence stock in six and eight foot lengths, 49 x 49 fence posts in 6 through 12 foot lengths, and other fencing products in 6 through 12 foot lengths. Britt's purchases of logs from third parties are generally consummated pursuant to short-term contracts of twelve months or less. See "--Pacific Lumber Operations--Relationships With Scotia Pacific and Britt" for a description of Britt's log purchases from Pacific Lumber.

  Marketing

  In 1995, Britt sold approximately 78 million board feet of lumber products to approximately 100 different customers. Over one-half of its lumber sales were in northern California. The remainder of its 1995 sales were in southern California and ten other western states. The largest and top five of such customers accounted for approximately 33% and 72%, respectively, of such 1995 sales. Britt markets its products through its own salesmen to a variety of customers, including distribution centers, industrial remanufacturers, wholesalers and retailers and is expanding its market eastward.

  Britt's backlog of sales orders at December 31, 1995 and 1994 was approximately $3.2 million and $3.6 million, respectively, the substantial portion of which was delivered in the first quarter of the next fiscal year.

  Facilities and Employees

  Britt's manufacturing operations are conducted on 12 acres of land, 10 acres of which are leased on a long-term fixed-price basis from an unrelated third party. Fence production is conducted in a 46,000 square foot mill. An 18 acre log sorting and storage yard is located one quarter of a mile away. The mill was constructed in 1980, and capital expenditures to enhance its output and efficiency are made periodically. Britt's (single shift) mill capacity, assuming 40 production hours per week, is estimated at 35.5 million board feet of fencing products per year. As of March 1, 1996, Britt employed approximately 110 people, none of whom are covered by a collective bargaining agreement.

  Competition

  Management estimates that Britt accounted for approximately one-third of the redwood fence market in 1995. Britt competes primarily with the northern California mills of Louisiana Pacific, Georgia Pacific and Eel River.

 REGULATORY AND ENVIRONMENTAL FACTORS

  Regulatory and environmental issues play a significant role in Pacific Lumber's forest products operations. Pacific Lumber's forest products operations are subject to a variety of California and federal laws and regulations dealing with timber harvesting, endangered species and critical habitat, and air and water quality. These laws include the Forest Practice Act, which requires that timber harvesting operations be conducted in accordance with detailed requirements set forth in the Forest Practice Act and in the regulations promulgated thereunder by the BOF. The federal Endangered Species Act (the "ESA") and California Endangered Species Act (the "CESA") provide in general for the protection and conservation of specifically listed fish, wildlife and plants which have been declared to be endangered or threatened. The California Environmental Quality Act ("CEQA") provides, in general, for protection of the environment of the state, including protection of air and water quality and of fish and wildlife. In addition, the California Water Quality Act requires, in part, that Pacific Lumber's operations be conducted so as to reasonably protect the water quality of nearby rivers and streams. The Company does not expect that compliance with such existing laws and regulations will have a material adverse effect on its future liquidity, consolidated operating results or financial position; however, these laws and regulations are modified from time to time and are subject to judicial and administrative interpretation and there can be no assurance that certain pending or future legislation, governmental regulations or judicial or administrative decisions would not materially adversely affect the Company (see below).

  In 1994, the BOF adopted certain regulations regarding compliance with long-term sustained yield objectives. These regulations require timber companies to project the average annual growth they will have on their timberlands during the last decade of a 100-year planning period ("Projected Annual Growth"). During any rolling ten-year period, the average annual harvest over such ten-year period may not exceed Projected Annual Growth. The first ten-year period began in May 1994. Pacific Lumber is required to submit, by October 1996, a plan setting forth, among other things, its Projected Annual Growth. Pacific Lumber has not completed its analysis of the projected productivity of its timberlands and is therefore unable to predict the impact that these regulations will have on its future timber harvesting practices; however, the final results of this analysis could require Pacific Lumber to reduce (or permit it to increase) its timber harvest in future years from the average annual harvest that it has experienced in recent years. Pacific Lumber believes that it would be able to mitigate the effect of any required reduction in harvest level by acquisitions of additional timberlands and by increasing the productivity of its timberlands, although there can be no assurance that it would be able to do so.

  In March 1992, the marbled murrelet was approved for listing as endangered under the CESA. In October 1992, the USFWS issued its final rule listing the marbled murrelet as a threatened species under the ESA in the tri-state area of Washington, Oregon and California. Pacific Lumber has incorporated, and will continue to incorporate as required, mitigation measures into its THPs to protect and maintain habitat for the marbled murrelet on its timberlands. The BOF requires Pacific Lumber to conduct pre-harvest marbled murrelet surveys to provide certain site specific mitigations in connection with THPs covering virgin old growth timber and unusually dense stands of residual old growth timber. Such surveys can only be conducted during a portion of the murrelet's nesting and breeding season, which extends from April through mid-September. Accordingly, such surveys are expected to delay the review and approval process with respect to certain of the THPs filed by Pacific Lumber. The results of such surveys to date (based upon current survey protocols) have indicated that Pacific Lumber has approximately 6,000 acres of occupied marbled murrelet habitat. A substantial portion of this land contains virgin and residual old growth timber and the bulk of it falls within the areas proposed to be designated as critical habitat for the marbled murrelet (see below). Pacific Lumber is unable to predict when or if it will be able to harvest this acreage.

  In January 1994, the USFWS proposed designation of critical habitat for the marbled murrelet under the ESA (which proposed designation did not include any of Pacific Lumber's timberlands). In July 1995, in a case entitled Marbled Murrelet v. Babbitt (Case No. C-91-522R), a U.S. District Court in Seattle ordered the USFWS to make its final designation of critical habitat for the marbled murrelet by January 29, 1996 and to issue its proposed final designation of critical habitat by August 1, 1995. On August 10, 1995, the USFWS published the Proposed Designation of critical habitat for the marbled murrelet, seeking to designate over four million acres as critical habitat for the marbled murrelet, including approximately 33,000 acres of Pacific Lumber's timberlands. The Proposed Designation was subject to a 60-day comment period and Pacific Lumber filed comments vigorously opposing the Proposed Designation. In February 1996, the Court extended until May 15, 1996 the deadline for final designation of critical habitat for the marbled murrelet. The USFWS has not yet published its final designation of critical habitat for the marbled murrelet. Pacific Lumber is unable to predict when or if it would be able to harvest on any acreage finally designated as critical habitat. Furthermore, it is impossible to determine the future adverse impact of such designation on the Company's liquidity, consolidated financial position or results of operations until such time as the Proposed Designation is finalized and related regulatory and legal issues are fully resolved. However, if Pacific Lumber is unable to harvest, or is severely limited in harvesting, on timberlands designated as marbled murrelet critical habitat, such restrictions could have a material adverse effect on the Company's liquidity, consolidated financial condition and results of operations. If Pacific Lumber is unable to harvest or is severely limited in harvesting, it intends to seek full compensation from the appropriate governmental agencies on the grounds that such restrictions constitute a taking.

  Pacific Lumber's wildlife biologists are conducting research concerning the marbled murrelet on its timberlands and are currently developing a habitat conservation plan for the marbled murrelet (the "Murrelet HCP"). The Murrelet HCP, which is designed to mitigate the impact of the Proposed Designation, is being prepared for submission to the USFWS. Pacific Lumber is working with the USFWS and other government agencies on the Murrelet HCP. It is uncertain when the Murrelet HCP review process will be completed or what the outcome will be of the review process or its effect upon the Company's liquidity, consolidated financial position or results of operations.

  There also continue to be other regulatory actions and lawsuits seeking to have various other species listed as threatened or endangered under the ESA and/or the CESA and to designate critical habitat for such species. It is uncertain what effect any such other listings and/or designations of critical habitat would have on the Company's liquidity, consolidated financial position or results of operations.

  Various groups and individuals have filed objections with the CDF and the BOF regarding the CDF's and the BOF's actions and rulings with respect to certain of Pacific Lumber's THPs, and Pacific Lumber expects that such groups and individuals will continue to file objections to certain of Pacific Lumber's THPs. In addition, lawsuits are pending which seek to prevent Pacific Lumber from implementing certain of its approved THPs and other harvesting operations. These challenges have severely restricted Pacific Lumber's ability to harvest virgin old growth timber on its property (and to a lesser extent, its residual old growth timber). To date, challenges with respect to Pacific Lumber's THPs relating to young growth and residual old growth timber have been limited; however, no assurance can be given as to the extent of such challenges in the future. Pacific Lumber believes that environmentally focused challenges to its THPs are likely to occur in the future, particularly with respect to virgin and residual old growth timber. Although such challenges have delayed or prevented Pacific Lumber from conducting a portion of its operations, to date such challenges have not had a material adverse effect on the Company's liquidity, consolidated financial position or results of operations. It is, however, impossible to predict the future nature or degree of such challenges or their ultimate impact on the liquidity, consolidated operating results or financial position of the Company. See also "Legal Proceedings--Pacific Lumber Litigation" for a description of the pending Marbled Murrelet action.

  In June 1990, the USFWS designated the northern spotted owl as threatened under the ESA. The owl's range includes all of Pacific Lumber's timberlands. The ESA and its implementing regulations (and related California regulations) generally prohibit harvesting operations in which individual owls might be killed, displaced or injured or which result in significant habitat modification that could impair the survival of individual owls or the species as a whole. Since 1988, biologists have conducted inventory and habitat utilization studies of northern spotted owls on Pacific Lumber's timberlands. Pacific Lumber has developed and the USFWS has given its full concurrence to a comprehensive wildlife management plan for the northern spotted owl (the "Owl Plan"). The Owl Plan was recently updated through 1999 and the USFWS expressed its agreement that operations consistent with the Owl Plan would not result in the take of any owls. By incorporating the Owl Plan into each THP filed with the CDF, Pacific Lumber is able to expedite the approval time with respect to its THPs. The plaintiffs in the Marbled Murrelet action have requested and received injunctive relief with respect to certain THPs involving the Owl Plan. See "Legal Proceedings--Pacific Lumber Litigation." Both federal and state agencies continue to review and consider possible additional regulations regarding the northern spotted owl. It is uncertain if such additional regulations will become effective or their ultimate content.

  Laws and regulations dealing with Pacific Lumber's operations are subject to change and new laws and regulations are frequently introduced concerning the California timber industry. From time to time, bills are introduced in the California legislature and the U.S. Congress which relate to the business of Pacific Lumber, including the protection and acquisition of old growth and other timberlands, endangered species, environmental protection, air and water quality, and the restriction, regulation and administration of timber harvesting practices. For example, a bill has been introduced in the California legislature which would, among other things, initiate negotiations by the California Resources Agency for the public acquisition of approximately 4,700 acres of Pacific Lumber's timberlands, 3,000 acres of which is a contiguous block of virgin old growth redwood forest often referred to as the "Headwaters Forest." In addition, the U.S. Congressman from the congressional district in which Pacific Lumber is located has introduced a bill which would, among other things, authorize public acquisition of the Headwaters Forest and up to 1,700 contiguous acres. The bill would authorize the Secretary of the Interior to exchange government-owned timberlands and other property for the appraised fair market value of the Headwaters Forest and any contiguous acreage to be acquired. Because such bills are subject to amendment, it is premature to assess the ultimate content of these bills, the likelihood of any of the bills passing or the impact of any of these bills on the future liquidity, consolidated financial position or operating results of the Company. Furthermore, any bills which are passed are subject to executive veto and court challenge. In addition to existing and possible new or modified statutory enactments, regulatory requirements and administrative and legal actions, the California timber industry remains subject to potential California or local ballot initiatives and evolving federal and California case law which could affect timber harvesting practices. It is, however, impossible to assess the effect of such matters on the future liquidity, consolidated financial position or operating results of the Company.

REAL ESTATE AND OTHER OPERATIONS

 REAL ESTATE AND RESORT OPERATIONS

  General

  The Company, principally through its wholly owned subsidiaries, is also engaged in the business of residential and commercial real estate investment and development, primarily in Arizona, California, Texas and Puerto Rico. At December 31, 1995, the Company had approximately $23.1 million of outstanding receivables derived from the financing of real estate sales in its developments and may continue to finance such real estate sales in the future. As of December 31, 1995, these receivables had a weighted average interest rate of approximately 9.4%, a weighted average maturity of less than four years and average borrower equity of approximately 45%. As of December 31, 1995, the Company also held $8.4 million of other receivables as a portion of the RTC Portfolio.

  Principal Properties

  Texas. In June 1991, a wholly owned subsidiary of the Company purchased from the RTC at an auction, for approximately $122.3 million, the RTC Portfolio, which consisted of 27 parcels of income producing real property and 28 loans secured by real property, fifteen of which have subsequently been converted to income-producing real property through either foreclosure or contractual agreement with the borrower. Substantially all of the real property was located in Texas, with the largest concentration in the vicinities of San Antonio, Houston, Austin and Dallas. From 1992 to December 31, 1995, an aggregate of approximately $28.7 million in loans (which represented nine loans) were sold or paid off and thirty-one properties were sold for aggregate consideration of approximately $157.5 million. These transactions resulted in aggregate gains of $77.3 million. As of December 31, 1995, the Company held six loans (including two resulting from property sales) and eleven properties (including five acquired via foreclosures), which had an aggregate net book value of $32.1 million. All of the remaining assets are being managed (and marketed for sale or disposition as appropriate) by the Company.

  Palmas del Mar. Palmas del Mar, a time-sharing and land development and sales business with resort amenities, located on the southeastern coast of Puerto Rico near Humacao, was acquired in 1984. Palmas del Mar consists of approximately 1,919 acres of undeveloped land, 100 condominiums utilized in its time-sharing program (comprising 5,300 time-share intervals of which approximately 1,036 remain to be sold), a 100-room hotel and adjacent executive convention center known as the Candelero Hotel, a 23-room luxury hotel known as the Palmas Inn, a casino, a Gary Player-designed 18-hole golf course, 20 tennis courts, golf and tennis pro shops, restaurants, beach and pool facilities, an equestrian center and a marina. Certain stores and restaurants and the equestrian center are operated by third parties. Approximately 1,300 private residences and a marina are owned by third parties. A number of these private residences are made available to Palmas del Mar by their owners throughout the year for rental to vacationers. Since 1985, the Company has been actively engaged in the development and sale of condominiums, estate lots and villas. During 1995, Palmas sold 31 condominium units and 65 time-share intervals. Additionally, Palmas completed a sale and leaseback transaction on July 14, 1995 of 33 furnished condominium units for approximately $8.4 million. As of December 31, 1995, the net book value of Palmas' assets was approximately $16.2 million.

  Fountain Hills. In 1968, a subsidiary of the Company purchased and began developing approximately 12,100 acres of real property at Fountain Hills, Arizona, which is located near Phoenix and adjacent to Scottsdale, Arizona. As of December 31, 1995, Fountain Hills had approximately 3,910 acres of undeveloped residential land, 101 developed commercial and industrial lots, 121 acres of undeveloped commercial and industrial land and 102 developed residential lots available for sale. The population of Fountain Hills is approximately 13,000. The Company is planning the development of certain of the remaining acreage at Fountain Hills. Future sales are expected to consist mainly of undeveloped acreage, semi-developed parcels and fully-developed lots, although the Company may engage in limited construction and direct sale of residential units. During 1995, approximately 115 residential lots, 22 commercial parcels and 103 acres were sold for an aggregate of $14.5 million.

  Additionally, in 1994 a subsidiary of the Company entered into a venture to develop 950 acres in Fountain Hills in an area known as SunRidge Canyon. The development of SunRidge Canyon contemplates a residential golf-oriented, upscale master-planned community. The project includes 950 acres, of which 185 have been developed into a championship-quality, public golf course which opened for play in November 1995. The remaining 765 acres are being developed into approximately 860 single family lots. Sales of the individual lots began in November 1995. The development is being undertaken by SunRidge Canyon L.L.C., an Arizona limited liability company organized by a subsidiary of the Company and SunCor Development Company. A subsidiary of the Company holds a 50% equity interest in the venture.

  The Company intends to continue development of its remaining acreage at Fountain Hills in a manner that will allow it to maintain recent sales levels, although there can be no assurance that it will be able to do so.

  Lake Havasu City. In 1963, a subsidiary of the Company purchased and began developing approximately 16,700 acres of real property at Lake Havasu City, Arizona, which were offered for sale in the form of subdivided single and multiple family residential, commercial and industrial sites. The Company has sold substantially all of its lot inventory in Lake Havasu City and is currently planning the development of the remaining 145 acres.

  Rancho Mirage. In 1991, a subsidiary of the Company acquired Mirada, a 195-acre luxury resort-residential project located in Rancho Mirage, California. Mirada is a master planned community built into the Santa Rosa Mountains, 650 feet above the Coachella Valley floor. Two of the five parcels have been developed, one of which is a custom lot subdivision of 46 estate lots with home prices ranging from $1.5 million to $3.0 million. The other parcel was developed by Ritz-Carlton hotels and an affiliate of the Company as the Ritz-Carlton Rancho Mirage, a hotel with views of the Palm Springs area. The three remaining parcels encompass nearly 150 acres with entitlements allowing a variety of residential options. The Company is currently marketing the project's 23 fully-developed lots.

  Other. The Company, through its subsidiaries, owns a number of other properties in Arizona, New Mexico, Texas and Colorado. Efforts are underway to sell most of these properties. Most notably, in June 1995 the Company sold approximately 6,000 acres at its Waterwood National Resort and Country Club project in Texas, for an aggregate of $4.1 million.

  Marketing

  The Company is engaged in marketing and sales programs of varying magnitudes at its real estate developments. In recent years, the Company has constructed residential units and sold time-share intervals at certain of its real estate developments. The Company intends to continue selling land to builders and developers and lots to individuals and expects to continue to construct and sell completed residential units at certain of its developments. It also expects to sell certain of its commercial real estate assets. All sales are made directly to purchasers through the Company's marketing personnel, independent contractors or through independent real estate brokers who are compensated through the payment of customary real estate brokerage commissions.

  Competition and Regulation and Other Industry Factors

  There is intense competition among companies in the real estate investment and development business. Sales and payments on real estate sales obligations depend, in part, on available financing and disposable income and, therefore, are affected by changes in general economic conditions and other factors. The real estate development business and commercial real estate business are subject to other risks such as shifts in population, fluctuations in the real estate market, and unpredictable changes in the desirability of residential, commercial and industrial areas. The resort and time-sharing business of Palmas competes with similar businesses in the Caribbean, Florida and other locations.

  The Company's real estate operations are subject to comprehensive federal, state and local regulation. Applicable statutes and regulations may require disclosure of certain information concerning real estate developments and credit policies of the Company and its subsidiaries. Periodic approval is required from various agencies in connection with the layout and design of developments, the nature and extent of improvements, construction activity, land use, zoning, and numerous other matters. Failure to obtain such approval, or periodic renewal thereof, could adversely affect the real estate development and marketing operations of the Company and its subsidiaries. Various jurisdictions also require inspection of properties by appropriate authorities, approval of sales literature, disclosure to purchasers of specific information, bonding for property improvements, approval of real estate contract forms and delivery to purchasers of a report describing the property.

  Employees

  As of March 1, 1996, the Company's real estate operations had approximately 800 employees, of which approximately 720 were employed by Palmas. On July 20, 1995, a majority of the employees of Palmas voted to have a local union represent them for collective bargaining purposes. The Company and the union are engaged in collective bargaining negotiations. Until the collective bargaining process is completed, the Company is unable to estimate the impact, if any, the union representation of its employees may have on its resort operations at Palmas. The union is encouraging a 24-hour work stoppage. The Company is uncertain if a work stoppage will occur; however, Palmas is taking steps to ensure an adequate employment force if a work stoppage does take place.

 SAM HOUSTON RACE PARK

  General

  In July 1993, the Company, through subsidiaries, acquired various interests in SHRP, Ltd., a Texas limited partnership which owns and operates Sam Houston Race Park (the "Race Park"), a Texas Class 1 horse racing facility located within the greater Houston metropolitan area. On January 15, 1995, SHRP, Ltd. defaulted on the $4.4 million semi-annual interest payment due on its 11 3/4% Senior Secured Notes. On April 17, 1995, the Debtors, consisting of SHRP, Ltd. and two affiliated entities, filed voluntary petitions, each seeking to reorganize under the provisions of Chapter 11 of the United States Bankruptcy Code. The bankruptcy cases were consolidated and transferred to the United States Bankruptcy Court (the "Bankruptcy Court") for the Southern District of Texas, Houston Division (Case No. 95-43739-H3-11). On September 22, 1995, the Bankruptcy Court confirmed the Plan (the Debtors's plan of reorganization) and on October 6, 1995, the transactions called for by the Plan were completed.

  The Plan provided for, among other things, a significant modification of SHRP, Ltd.'s 11 3/4% Senior Secured Notes (the "Original Notes" and, as modified, the "Extendible Notes"), an additional capital infusion and a reorganization of SHRP, Ltd. The Extendible Notes have an aggregate initial principal amount of $37.5 million, mature on September 1, 2001 and bear interest at the rate 11% per annum. The maturity date of the Extendible Notes may be extended to September 1, 2003 (with an increase in the rate of interest to 13% per annum) if the Texas legislature passes significant gaming legislation (as defined) during the 2001 legislative session. Interest on the Extendible Notes will accrue in-kind and will not be payable in cash until a certain level of cash flow from operations has been achieved. Once cash interest payments commence, interest payments may not thereafter be paid in-kind. The indenture governing the Extendible Notes provides additional latitude for SHRP, Ltd. to incur indebtedness and make investments in gaming, entertainment and other ventures.

  The New SHRP Investor Group made a capital contribution of cash in the aggregate amount of $5.9 million (wholly owned subsidiaries of the Company contributed $5.8 million). Additionally, a wholly owned subsidiary of the Company contributed to SHRP, Ltd. an adjoining approximately 87 acre tract of land (having a fair market value of $2.3 million). A wholly owned subsidiary of the Company is the new managing general partner of SHRP, Ltd. Each member of the New SHRP Investor Group provided its pro rata share of a $1.7 million line of credit, should the initial cash contributed to SHRP, Ltd. prove insufficient to fund the future operating and working capital requirements of SHRP, Ltd. The Company has guaranteed its subsidiaries' share of the line of credit, which totaled $1.6 million. On October 20, 1995, a wholly owned subsidiary of the Company purchased, for $7.3 million, $14.6 million of the Extendible Notes and the corresponding shares of common stock of SHRP Equity, Inc. (a Delaware corporation and an additional general partner of the reorganized SHRP, Ltd.) to which one noteholder was entitled. Such shares of common stock represent approximately 39.0% of the shares of common stock of SHRP Equity, Inc. After giving effect to these transactions, wholly owned subsidiaries of the Company hold, directly or indirectly, approximately 78.8% of the equity in the reorganized SHRP, Ltd.

  The Race Park has sustained substantial operating losses since it began operations in April 1994. The cash contribution made by the New SHRP Investor Group was intended to provide sufficient capital to enable the Race Park to meet is obligations for a three-year period. During such period the Race Park must develop a market for horse racing and compete with other forms of entertainment in the greater Houston metropolitian area. The only continuing obligation the Company has with respect to the Race Park is limited to its $1.6 million commitment under the line of credit agreement, as previously described. Accordingly, the ability of the Race Park to continue in existence is largely dependent upon its ability to achieve a level of cash flow from operations sufficient to enable it to meet its operating and financing obligations as they become due. In this regard, management has undertaken a number of steps designed to improve the Race Park's operations. These steps include but are not limited to: (i) the reorganization of SHRP, Ltd. which provided new equity capital and a reduction and restructuring of its principal indebtedness, (ii) renegotiating contracts with vendors, (iii) reducing staffing and other administrative costs, and (iv) strengthening management with experienced racetrack personnel. However, there can be no assurance that the operating changes and the capital infusion (together with the $1.7 million line of credit) will be sufficient to enable the Race Park to achieve the level of cash flow from operations necessary to enable it to meet its long-term operating and financing obligations as they become due. Should the Race Park be unable to achieve sufficient levels of cash flows from its operations, it will be required to seek additional capital, which may or may not be available.

  Racing Operations and Race Park Facilities

  The Race Park offers pari-mutuel wagering on live thoroughbred or quarter horse racing or simulcast racing generally seven days a week throughout the year. Simulcasting is the process by which live races held at one facility are broadcast simultaneously to other locations at which additional wagers are placed on the race being broadcast. The Race Park's principal sources of revenue are its statutory and contractual share of total wagering on live and simulcast racing. The Race Park also derives revenues from admission fees, food services, club memberships, luxury suites, advertising sales and other sources. The Race Park is located on approximately 300 acres of land in northwest Harris County approximately 18 miles from the Houston central business district and approximately 15 miles from Houston Intercontinental Airport.

  Regulation of Racing Operations

  The ownership and operation of horse racetracks in Texas are subject to significant regulation by the Texas Racing Commission (the "Racing Commission") under the Texas Racing Act and related regulations (collectively, the "Racing Act"). The Racing Act provides, among other things, for how wagering proceeds are to be allocated among betting participants, horsemen's purses, racetracks, the State of Texas and for other purposes, and empowers the Racing Commission to license and regulate substantially all aspects of horse racing in the state. The Racing Commission must approve the number of live race days that may be offered at the Race Park each year, as well as all simulcast agreements. Class 1 racetracks in Texas are entitled to conduct at least seventeen weeks of live racing for each breed of horses (thoroughbreds and quarter horses).

  Marketing and Competition

  The Race Park believes that the majority of the patrons for the Race Park reside within a 50-mile radius of the Race Park, which includes the greater Houston metropolitan area, and that a secondary market of occasional patrons can be developed outside the 50-mile radius but within a 100-mile radius of the Race Park. The Race Park uses a number of marketing strategies in an attempt to reach these people and make them more frequent visitors to the Race Park. The Race Park competes with other forms of entertainment, including casinos located approximately 125 to 150 miles from Houston, a greyhound racetrack located 60 miles from the Race Park and a wide range of sporting events and other entertainment activities in the Houston area. The Race Park could in the future also compete with other forms of gambling in Texas, including casino gambling on Indian reservations or otherwise. While the Race Park believes that the location of the Race Park is a competitive advantage over the other more distant gaming ventures mentioned above, the most significant challenge for the Race Park is to develop and educate new racing fans in a market where pari-mutuel wagering has been absent since the 1930's. Other competitive factors faced by the Race Park include the allocation of sufficient live race days by the Racing Commission and attraction of sufficient race horses to run at the Race Park. The Race Park has been able to obtain sufficient number of live race days (102) for 1996. The Race Park believes that it will be able to attract sufficient horses to conduct its live racing during 1996.

EMPLOYEES

  At March 1, 1996, the Company and its subsidiaries employed approximately 2,500 persons, exclusive of those involved in Aluminum Operations.

                               LEGAL PROCEEDINGS

GENERAL

  The following describes certain legal proceedings in which the Company or its subsidiaries are involved. The Company and certain of its subsidiaries are also involved in various claims, lawsuits and other proceedings not discussed herein which relate to a wide variety of matters. Uncertainties are inherent in the final outcome of those and the below-described matters and it is presently impossible to determine the actual costs that ultimately may be incurred. Nevertheless, the Company believes (unless otherwise indicated herein) that the resolution of such uncertainties and the incurrence of such costs should not have a material adverse effect on the Company's liquidity, consolidated financial position or results of operations. See also "Risk Factors--Litigation." However, there can be no assurance that there will not be adverse determinations or settlements in one or more of the matters identified below or other proceedings that could have a material adverse effect on the Company's financial condition, results of operations and liquidity.

  Certain present and former directors and officers of the Company are defendants in certain of the actions described below. The Company's bylaws provide for indemnification of its officers and directors to the fullest extent permitted by Delaware law. The Company is obligated to advance defense costs to its officers and directors, subject to the individual's obligation to repay such amount if it is ultimately determined that the individual was not entitled to indemnification. In addition, the Company's indemnity obligation can under certain circumstances include amounts other than defense costs, including judgments and settlements.

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

USAT MATTERS

  In October 1994, the Company learned that the OTS had commenced an investigation into UFG and the insolvency of USAT, its wholly owned subsidiary. In December 1988, the Federal Home Loan Bank Board ("FHLBB") placed USAT into receivership and appointed the Federal Savings & Loan Insurance Corp. ("FSLIC") as receiver. At the time of the receivership, the Company owned approximately 13% of the voting stock of UFG. The Company has produced documents to the OTS and the OTS also has deposed certain current and former officers and/or directors of the Company.

  On December 26, 1995, the OTS initiated formal administrative proceedings (the "OTS action") against the Company and others by filing the Notice. The Notice alleges misconduct by the Company, Federated, Mr. Charles Hurwitz and the other respondents with respect to the failure of USAT. Mr. Hurwitz is the Chairman of the Board, Chief Executive Officer and President of the Company. Mr. Hurwitz is also the Chairman of the Board and Chief Executive Officer of Federated, a New York business trust wholly owned by Mr. Hurwitz, members of his immediate family and trusts for the benefit thereof. Mr. Hurwitz and a wholly owned subsidiary of Federated collectively own approximately 60.7% of the aggregate voting power of the Company. The Notice claims that the Company was a savings and loan holding company, that with others it controlled USAT, and that, as a result of such status and agreements with the Federal Home Loan Bank Board, it was therefore obligated to maintain the net worth of USAT. The Notice makes numerous other allegations against the Company and the other respondents, including, among others, allegations that through USAT it was involved in prohibited transactions with Drexel, Burnham, Lambert Inc. ("Drexel"). The OTS, among other things, seeks unspecified damages in excess of $138.0 million from the Company and Federated, civil money penalties and a removal from, and prohibition against the Company and the other respondents engaging in, the banking industry. On February 20, 1996, the respondents filed their responses to the Notice. The administrative law judge has set this matter for hearing on January 21, 1997. See also the description of the Martel matter below. It is impossible to predict the ultimate outcome of the foregoing matter or its potential impact on the Company's liquidity, consolidated financial position or results of operations, although there can be no assurance that such impact will not be material.

  In a separate but related matter, on December 7, 1995, the Company filed a petition for review in the U.S. Fifth Circuit Court of Appeals alleging various statutory violations by certain predecessor agencies to the OTS and seeking to modify, terminate or set aside the December 30, 1988 order awarding the bid to acquire USAT to a bidder other than the Company, whose bid was lower than the Company's bid (i.e. more costly to the government and taxpayers). The action is entitled MAXXAM Inc. v. Office of Thrift Supervision, Department of the Treasury (No. 95-60753) (the "MAXXAM v. OTS action"). The bidder that was awarded USAT subsequently filed a motion to intervene in this action and on March 6, 1996, the Court granted the motion.

  In another separate but related matter, on February 21, 1996, the Company filed an action, pursuant to the Freedom of Information Act ("FOIA"), entitled MAXXAM Inc. v. FDIC (No. H-96-6041) in the U.S. District Court for the Southern District of Texas seeking to compel the FDIC to produce certain documents concerning the bidding process for and award of USAT. Because the OTS has now responded to the FOIA request, on April 16, 1996, the Company agreed to dismiss this suit.

  On August 2, 1995, the FDIC filed a civil action entitled Federal Deposit Insurance Corporation, as manager of the FSLIC Resolution Fund v. Charles E. Hurwitz (No. H-95-3936) in the U.S. District Court for the Southern District of Texas. This action did not name the Company as a defendant. The suit against Mr. Hurwitz seeks damages in excess of $250.0 million based on the allegation that Mr. Hurwitz was a controlling shareholder, de facto senior officer and director of USAT, and was involved in certain decisions which contributed to the insolvency of USAT. The FDIC further alleges, among other things, that Mr. Hurwitz was obligated to ensure that UFG, Federated and the Company maintained the net worth of USAT. On October 24, 1995, Mr. Hurwitz filed a motion to dismiss this action. On November 14, 1995, Mr. Hurwitz filed a motion to join the OTS to this action. The Company and certain other respondents in the OTS action subsequently filed motions to intervene in this action; the Company conditioned its motion on the Court joining the OTS to this

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

action. The Company filed with its motion to intervene a proposed complaint which alleges that the OTS violated the Administrative Procedures Act by rejecting the Company's bid for USAT. The FDIC is opposing the motion to join the OTS and the intervention motions and is seeking to stay this action pending the outcome of the OTS action or proceed in this case only against Mr. Hurwitz. It is impossible to predict the ultimate outcome of the foregoing matter or its potential impact on the Company's liquidity, consolidated financial position or results of operations, although there can be no assurance that such impact will not be material.

  In January 1995, an action entitled U.S., ex rel., Martel v. Hurwitz, et al. (the "Martel" action) was filed in the U.S. District Court for the Northern District of California (No. C950322) and names as defendants the Company, Mr. Hurwitz, MGI, Federated, UFG and a former director of the Company. This action is purportedly brought by plaintiff on behalf of the U.S. government; however, the U.S. government has declined to participate in the suit. The suit alleges that defendants made false statements and claims in violation of the Federal False Claims Act in connection with USAT. Plaintiff alleges, among other things, that defendants used the federally insured assets of USAT to acquire junk bonds from Michael Milken and Drexel and that, in exchange, Mr. Milken and Drexel arranged financing for defendants' various business ventures, including the acquisition of Pacific Lumber. Plaintiff alleges that USAT became insolvent in 1988 and that defendants should be required to pay $1.6 billion (subject to trebling) to cover USAT's losses. The Company's alleged portion of such damages has not been specified. Plaintiff seeks, among other things, that the Court impose a constructive trust upon the fruits of the alleged improper use of USAT funds. On March 22, 1996, the Court granted defendants' motion to have this case transferred to the U.S. District Court for the Southern District of Texas.

ZERO COUPON NOTE LITIGATION

  In April 1989, an action was filed against the Company, MGI, MAXXAM Properties Inc. ("MPI"), a wholly owned subsidiary of MGI, and certain of the Company's directors in the Court of Chancery of the State of Delaware, entitled Progressive United Corporation v. MAXXAM Inc., et al., Civil Action No. 10785. Plaintiff purports to bring this action as a stockholder of the Company derivatively on behalf of the Company and MPI. In May 1989, a second action containing substantially similar allegations was filed in the Court of Chancery of the State of Delaware, entitled Wolf v. Hurwitz, et al. (No. 10846) and the two cases were consolidated (collectively, the "Zero Coupon Note actions"). The Zero Coupon Note actions relate to a Put and Call Agreement entered into between MPI and Mr. Hurwitz, as well as a predecessor agreement (the "Prior Agreement"). Among other things, the Put and Call Agreement provided that Mr. Hurwitz had the option (the "Call") to purchase from MPI certain notes (or the Company's common stock into which they were converted) for $10.3 million. In July 1989, Mr. Hurwitz exercised the Call and acquired 990,400 shares of the Company's common stock. The Zero Coupon Note actions generally allege that in entering into the Prior Agreement Mr. Hurwitz usurped a corporate opportunity belonging to the Company, that the Put and Call Agreement constituted a waste of corporate assets of the Company and MPI, and that the defendant directors breached their fiduciary duties in connection with these matters. Plaintiffs seek to have the Put and Call Agreement declared null and void, among other remedies.

RANCHO MIRAGE LITIGATION

  In May 1991, a derivative action entitled Progressive United Corporation v. MAXXAM Inc., et al. (No. 12111) (the "Progressive United action") was filed in the Court of Chancery, State of Delaware against the Company, Federated, the Company's Board of Directors and MCOP. The action alleges abuse of control and breaches of fiduciary obligations based on, and unfair consideration for, the Company's Agreement in Principle with Federated to (a) forgive payments of principal and interest of approximately $32.2 million due from Federated under two loan agreements entered into between MCOP and Federated in 1987 (and later assigned by MCOP to the Company), and (b) grant an additional $11.0 million of consideration to Federated, in exchange for certain real estate assets valued at approximately $42.9 million in Rancho Mirage, California, held by Federated (the "Mirada transactions"). Plaintiff seeks, among other things, an accounting under the loan agreements, repayment of any losses or damages suffered by the Company or MCOP, costs and attorneys fees.

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


  The following six additional lawsuits, similar to the Progressive United action, were filed in 1991 and 1992 in Delaware Chancery Court challenging the Mirada transactions: NL Industries, et al. v. MAXXAM Inc., et al. (No. 12353); Kahn, et al. v. Federated Development Company, et al. (No. 12373); Thistlethwaite, et al. v. MAXXAM Inc., et al. (No. 12377); Glinert, et al. v. Hurwitz, et al. (No. 12383); Friscia, et al. v. MAXXAM Inc., et al. (No. 12390); and Kassoway, et al. v. MAXXAM Inc., et al. (No. 12404). The Kahn, Glinert, Friscia and Kassoway actions have been consolidated with the Progressive United action into In re MAXXAM Inc./Federated Development Shareholders Litigation (No. 12111); the NL Industries action has been "coordinated" with the consolidated actions; and the Thistlethwaite action has been stayed pending the outcome of the consolidated actions. In January 1994, a derivative action entitled NL Industries, Inc., et al. v. Federated Development Company, et al. (No. 94-00630) was filed in the District Court of Dallas County, Texas, against the Company (as nominal defendant) and Federated. This action contains allegations and seeks relief similar to that contained in the In re MAXXAM Inc./Federated Development Shareholders Litigation. The parties have agreed to stay this action in light of the In re MAXXAM Inc./Federated Development Shareholders Litigation. With respect to the In re MAXXAM Inc./Federated Development Shareholders Litigation, on February 10, 1995, the Court issued its decision disapproving a previously announced proposed settlement and on June 23, 1995, the Court denied defendants' motion to dismiss certain of plaintiffs' claims. This matter was tried before the Court commencing January 29, 1996. The Court held a hearing on April 2, 1996 on various trial-related matters, including defendants' motion to dismiss the claims relating to the 1987 loan transactions. The Court is expected to schedule oral argument on the merits of the case for some time in the summer of 1996.

KAISER LITIGATION

 ENVIRONMENTAL LITIGATION

  Aberdeen Pesticide Dumps Site Matter

  The Aberdeen Pesticide Dumps Site, listed on the Superfund National Priorities List, is composed of five separate sites around the town of Aberdeen, North Carolina (collectively, the"Sites"). The Sites are of concern to the United States Environmental Protection Agency (the"EPA") because of their past use as either pesticide formulation facilities or pesticide disposal areas from approximately the mid-1930's through the late-1980's. The United States filed a cost recovery complaint (the "Complaint") in the United States District Court for the Middle District of North Carolina, Rockingham Division, No. C-89-231-R, which, as amended, includes KACC and a number of other defendants. The Complaint, as amended, seeks reimbursement for past and future response costs and a determination of liability of the defendants under
Section 107 of CERCLA. The EPA has performed a Remedial Investigation/Feasibility Study and issued a Record of Decision ("ROD") for the Sites in September 1991. The estimated cost of the major soil remediation remedy selected for the Sites is approximately $32 million. Other possible remedies described in the ROD would have estimated costs of approximately $53 million and $222 million, respectively. The EPA has stated that it has incurred past costs at the Sites in the range of $7.5--$8.0 million as of February 9, 1993, and alleges that response costs will continue to be incurred in the future.

  On May 20, 1993, the EPA issued three unilateral Administrative Orders under
Section 106(a) of CERCLA ordering the respondents, including KACC, to perform the soil remedial design and remedial action described in the ROD for three of the Sites. The estimated cost as set forth in the ROD for the remedial action at the three Sites is approximately $27 million. A number of other companies are also named as respondents. KACC has entered into a PRP Participation Agreement with certain of the respondents (the "Aberdeen Site PRP Group" or the "Group") to participate jointly in responding to the Administrative Orders dated May 20, 1993, regarding soil remediation, to share costs incurred on an interim basis, and to seek to reach a final allocation of costs through agreement or to allow such final allocation and determination of liability to be made by the United States District Court. By letter dated July 6, 1993, KACC has notified the EPA of its ongoing participation with such group of respondents which, as a group, are intending to comply with the Administrative Orders to the extent consistent with applicable law. By letters dated December 30, 1993, the EPA notified KACC of its potential liability for, and requested that KACC, along with a number of other companies, undertake or agree to finance groundwater remediation at certain of the Sites. The ROD-selected remedy for the groundwater remediation selected by EPA includes a variety of techniques. The EPA has estimated the total present worth cost, including thirty years of operation and maintenance, at approximately $11.8 million. On June 22, 1994, the EPA issued two unilateral Administrative Orders under Section 106(a) of CERCLA ordering the respondents, including KACC, to undertake the groundwater remediation at three of the Sites. A PRP Participation Agreement with respect to groundwater remediation has been entered into by certain of the respondents, including KACC.

  By letter dated March 6, 1996, KACC gave notice of withdrawal from the Aberdeen Site PRP Group pursuant to the provisions of the PRP Participation Agreement. KACC advised the Group and the EPA that even if it were liable for cleanup at the Sites, which is expressly denies, it had already contributed far more than its allocable potential share of response costs. KACC has advised the Group and the EPA that it has fully complied with the Unilateral Orders and that should additional evidence be presented which demonstrates KACC's liability in excess of the amount contributed to date, KACC would be willing to discuss the matter further at that time.

  United States of America v. Kaiser Aluminum & Chemical Corporation

  In February 1989, a civil action was filed by the United States Department of Justice (the "DOJ") at the request of the EPA against KACC in the United States District Court for the Eastern District of Washington, Case No. C-89-106-CLQ. The complaint alleged that emissions from certain stacks at KACC's Trentwood facility in Spokane, Washington intermittently violated the opacity standard contained in the Washington State Implementation Plan ("SIP"), approved by the EPA under the federal Clean Air Act. The complaint sought injunctive relief, including an order that KACC take all necessary action to achieve compliance with the SIP opacity limit and the assessment of civil penalties of not more than $25,000 per day.

  KACC and the EPA, without adjudication of any issue of fact or law, and without any admission of the violations alleged in the underlying complaint, have entered into a Consent Decree, which was approved by a Consent Order entered by United States District Court for the Eastern District of Washington in January 1996. As approved, the Consent Decree settles the underlying disputes and requires KACC to (i) pay a $.5 million civil penalty (which penalty has been paid), (ii) complete a program of plant improvements and operational changes that began in 1990 at its Trentwood facility, including the installation of an emission control system to capture particulate emissions from certain furnaces, and (iii) achieve and maintain furnace compliance with the opacity standard in the SIP by no later than February 28, 1997. Kaiser anticipates that capital expenditures for the environmental upgrade of the furnace operation at its Trentwood facility, including the improvements and changes required by the Consent Decree, will be approximately $20.0 million.

  Catellus Development Corporation v. Kaiser Aluminum & Chemical Corporation and James L. Ferry & Son Inc.

  In January 1991, the City of Richmond, et al. (the "Plaintiffs") filed a Second Amended Complaint for Damages and Declaratory Relief against the United States, Catellus Development Corporation ("Catellus") and other defendants (collectively, the "Defendants") alleging, among other things, that the Defendants caused or allowed hazardous substances, pollutants, contaminants, debris and other solid wastes to be discharged, deposited, disposed of or released on certain property located in Richmond, California (the "Property") formerly owned by Catellus and leased to KACC for the purpose of shipbuilding activities conducted by KACC on behalf of the United States during World War
II. The Plaintiffs sought recovery of response costs and natural resource damages under CERCLA. Certain of the Plaintiffs alleged they had incurred or expected to incur costs and damages of approximately $49 million. Catellus subsequently filed a third party complaint (the "Third Party Complaint") against KACC in the United States District Court for the Northern District of California, Case No. C-89-2935 DLJ. Thereafter, the Plaintiffs filed a separate complaint against KACC, Case No C-92-4176. The Plaintiffs settled their CERCLA and tort claims against the United States for $3.5 million plus thirty-five percent (35%) of future response costs.

  The trial involving this case commenced in March 1995. During the trial, the Plaintiffs settled their claims against Catellus in exchange for payment of approximately $3.25 million. Subsequently, on June 2, 1995, the United States District Court for the Northern District of California issued an order on the remaining claims in that action. On December 7, 1995, the District Court issued the Final Judgment on those claims concluding that KACC is liable for various costs and interest, aggregating approximately $2.2 million, fifty percent (50%) of the future costs of cleaning up certain parts of the Property and certain fees and costs associated specifically with the claim by Catellus against KACC. KACC paid the City of Richmond $1.76 million in partial satisfaction of this judgment. In January 1996, Catellus filed a notice of appeal with respect to its indemnity judgment against KACC. KACC has since filed a notice of cross appeal as to the Court's decision adjudicating that KACC is obligated to indemnify Catellus. In February 1996, the Plaintiffs filed motions, which KACC is contesting, seeking reimbursement of fees and costs from KACC in the aggregate amount of $2.76 million.

  Waste Inc. Superfund Site

  On December 8, 1995, the EPA issued a unilateral Administrative Order for Remedial Design and Remedial Action under CERCLA to KACC and thirty-one other respondents for remedial design and action at the Waste Inc. Superfund Site at Michigan City, Indiana. This site was operated as a landfill from 1965 to 1982. KACC is alleged to have arranged for the disposal of waste from its formerly-owned plant at Wanatah, Indiana, during the period from 1964 to 1972. In its Record of Decision, the EPA estimated the cost of the work to be performed to have a present value of $15.7 million. KACC's share of the total waste sent to the site is unknown. A consultant retained by a group of PRPs estimated that KACC contributed 2.0% of the waste sent to the site by the forty-one largest contributors. KACC's ultimate exposure will depend on the number of PRPs that participate and the volume of waste properly allocable to KACC. Based on the EPA's cost estimate, KACC believes that its financial exposure for remedial design and remedial action at this site is less than $.5 million. A PRP participation agreement is under negotiation.

 ASBESTOS-RELATED LITIGATION

  KACC is a defendant in a number of lawsuits, some of which involve claims of multiple persons, in which the plaintiffs allege that certain of their injuries were caused by, among other things, exposure to asbestos during, and as a result of, their employment or association with KACC or exposure to products containing asbestos produced or sold by KACC. The lawsuits generally relate to products KACC has not manufactured for at least fifteen years. At March 31, 1996, the number of such claims pending was approximately 66,200, as compared with 59,700 at December 31, 1995. In 1995, approximately 41,700 of such claims were received and 7,200 settled or dismissed and, during the first quarter of 1996, approximately 8,800 of such claims were received and 2,300 settled or dismissed. KACC has been advised by its regional counsel that, although there can be no assurance, the increase in pending claims during 1995 may have been attributable in part to tort reform legislation in Texas which was passed by the legislature in March 1995 and which became effective on September 1, 1995. The legislation, among other things, was designed to restrict, beginning September 1, 1995, the filing of cases in Texas that do not have a sufficient nexus to that jurisdiction, and to impose, generally as of September 1, 1996, limitations relating to joint and several liability in tort cases. A substantial portion of the asbestos-related claims that were filed and served on KACC between June 30, 1995 and November 30, 1995 were filed in Texas prior to September 1, 1995. For additional information, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Financial Condition and Investing and Financing Activities-- Aluminum Operations." See also Note 9 to the Company's Consolidated Financial Statements under the heading "Asbestos Contingencies" and "Risk Factors--Risk Factors Relating to Kaiser--Environmental Litigation."

 OTHER KAISER PROCEEDINGS

  Recapitalization Litigation

  On March 19, 1996, a lawsuit was filed against the Company, Kaiser and Kaiser's directors challenging and seeking to enjoin the Proposed Recapitalization and the April 10, 1996 special shareholders' meeting at which the Proposed Recapitalization was to be considered. The suit, which is entitled Matheson et. al. v. Kaiser Aluminum Corporation et. al. (No. 14900) and was filed in the Delaware Court of Chancery, purports to be an individual and class action by persons who as of March 18, 1996 (the record date for the April 10, 1996 meeting) owned Kaiser's outstanding common stock and PRIDES. Plaintiffs allege, among other things, breaches of fiduciary duties by certain defendants and that the proposed recapitalization violates Delaware law and the certificate of designation for the PRIDES. Plaintiffs seek injunctive relief, rescission, rescissory damages and other relief. On April 8, 1996, the Delaware Court of Chancery issued a ruling which preliminarily enjoins Kaiser from implementing the Proposed Recapitalization. On April 10, 1996, Kaiser called the scheduled special meeting of stockholders to order and the meeting was adjourned to May 1, 1996, without taking a vote on the Proposed Recapitalization. On April 19, 1996, the Delaware Supreme Court granted Kaiser's motion to consider, on an expedited basis, Kaiser's appeal of the preliminary injunction.

  Hammons Action

  On March 5, 1996, a class action complaint was filed against Kaiser, Alcan Aluminum Corp., Aluminum Company of America, Alumax, Inc., Reynolds Metal Company and the Aluminum Association in the Superior Court of California for the County of Los Angeles, Case No. BC145612. The complaint claims that the defendants conspired, in violation of the California Cartwright Act (Bus. & Prof. Code (S) 16720 & 16750) in conjunction with a Memorandum of Understanding ("MOU") entered into by representatives of Australia, Canada, the European Union, Norway, the Russian Federation and the United States in 1994, to restrict the production of primary aluminum causing rises in prices for primary aluminum and aluminum products. The complaint seeks certification of a class consisting of persons who at any time between January 1, 1994 and the date of the complaint purchased aluminum or aluminum products manufactured by one or more of the defendants and estimates damages sustained by the class to be $4.4 billion during the year 1994, before trebling. Plaintiff's counsel has estimated damages to be $4.4 billion per year for each of the two years the MOU was active, which when trebled equals $28.4 billion.

  On April 2, 1996 the case was removed to and is currently pending in the U.S. District Court for the Central District of California. The Court has granted defendants until May 9, 1996 to file contemplated motions to dismiss.

  DOJ Investigation

  On August 24, 1994, the DOJ issued Civil Investigative Demand No. 11356 ("CID No. 11356") requesting information from Kaiser regarding (i) its production, capacity to produce, and sales of primary aluminum from January 1, 1991, to the date of the response; (ii) any actual or contemplated reduction in its production of primary aluminum during that period; and (iii) any communications with others regarding any actual, contemplated, possible or desired reductions in primary aluminum production by Kaiser or any of its competitors during that period. Management believes that Kaiser's actions have at all times been appropriate, and Kaiser has submitted documents and interrogatory answers to the DOJ responding to CID No. 11356.

  On March 27, 1995, the DOJ issued Civil Investigative Demand No. 12503 ("CID No. 12503"), as part of an industry-wide investigation, requesting information from KACC regarding (i) any actual or contemplated changes in its method of pricing can stock from January 1, 1994, through March 31, 1995; (ii) the percentage of aluminum scrap and primary aluminum ingot used by KACC to produce can stock and the manner in which KACC's cost of acquiring aluminum scrap is factored into its can stock prices; and (iii) any communications with others regarding any actual or contemplated changes in its method of pricing can stock from January 1, 1994, through March 31, 1995. Kaiser believes that KACC's actions have at all times been appropriate, and KACC has submitted documents and interrogatory answers to the DOJ responding to CID No. 12503.

PACIFIC LUMBER LITIGATION

  In September 1989, seven past and present employees of Pacific Lumber brought an action against Pacific Lumber, the Company, MGI, and certain current and former directors and officers of the Company, Pacific Lumber and MGI, in the United States District Court, Northern District of California, entitled Kayes, et al. v. Pacific Lumber Company, et al. (No. C89-3500) (the "Kayes action"). Plaintiffs purport to be participants in or beneficiaries of Pacific Lumber's former Retirement Plan (the "Retirement Plan") for whom a group annuity contract was purchased from Executive Life Insurance Company ("Executive Life") in 1986 after termination of the Retirement Plan. The Kayes action alleges that the Company, Pacific Lumber and MGI defendants breached their ERISA fiduciary duties to participants and beneficiaries of the Retirement Plan by purchasing the group annuity contract from Executive Life and selecting Executive Life to administer the annuity payments. Plaintiffs seek, among other things, a new group annuity contract on behalf of the Retirement Plan participants and beneficiaries. This case was dismissed on April 14, 1993 and was refiled as Jack Miller, et al. v. Pacific Lumber Company, et al. (No. C-89-3500-SBA) (the "Miller action") on April 26, 1993. The Miller action was dismissed on May 14, 1993. On October 22, 1994, the President signed the Pension Annuitants' Protection Act of 1994, which is intended, in part, to overturn the District Court's dismissal of the Miller action and to make available certain remedies not previously provided under ERISA. On April 10, 1995, the U.S. Ninth Circuit Court of Appeals reversed the dismissal of the Miller action. On August 7, 1995, the defendants requested the U.S. Supreme Court to review the case by filing a petition for writ of certiorari. The U.S. Supreme Court denied defendants' petition for writ of certiorari.

  In June 1991, the U.S. Department of Labor filed a civil action entitled Lynn Martin, Secretary of the U.S. Department of Labor v. The Pacific Lumber Company, et al. (No. 91-1812-RHS) (the "DOL civil action") in the United States District Court, Northern District of California, against the Company, Pacific Lumber, MGI and certain of their current and former officers and directors. The allegations in the DOL civil action are substantially similar to that in the Kayes action.

  On December 8, 1995, the parties in the Kayes/Miller actions and DOL civil action reached an agreement in principle to settle these matters (for an amount which would not result in any additional charge to the Company's results of operations). The proposed settlement is subject to execution of a definitive agreement and other contingencies. A special committee of the Board of Directors of the Company has been appointed to review the proposed settlement and a related derivative action. The Company believes the settlement of this litigation will not have a material adverse effect on the Company's liquidity, consolidated financial position or results of operations.

  On September 15, 1995, an action entitled Marbled Murrelet, et al. v. Bruce Babbitt, et al. (No. C-95-3261) (the "Marbled Murrelet action") was filed in the U.S. District Court for the Northern District of California. This action relates to exemptions for forest health which Pacific Lumber and its subsidiaries had previously filed covering their entire timberlands. As amended, the complaint alleges, among other things, violations of the ESA, the National Environmental Protection Act ("NEPA") and the Administrative Procedures Act ("APA"). Plaintiffs claim, among other things, that the timber harvesting operations pursuant to the forest health exemptions will contribute to the destruction of habitat for the marbled murrelet and the northern spotted owl. Following a hearing on September 28, 1995, the Court dissolved a temporary restraining order ("TRO") and issued a preliminary injunction enjoining Pacific Lumber and its subsidiaries from conducting timber harvesting operations under portions of the forest health exemptions until a trial on the merits of the case. The majority of the timberlands which are subject to the injunction are timberlands which have been proposed as critical habitat for the marbled murrelet. In October 1995, Pacific Lumber appealed the issuance of the preliminary injunction to the U.S. Ninth Circuit Court of Appeals; oral argument in the appeal was held March 14, 1996. On March 6, 1996, the plaintiffs asked for leave to amend their pleadings to add additional claims and seek additional injunctive relief concerning, among other things, Pacific Lumber's Owl Plan and up to eight other THPs (four of which are presently approved). The eight THPs cover approximately 1,360 acres of the Company's timberlands and represent a substantial portion of the volume Pacific Lumber and its subsidiaries are planning to utilize in their operations for 1996. On March 15, 1996, the Court granted plaintiffs' motion to file an amended complaint and issued a TRO enjoining Pacific Lumber and its subsidiaries from harvesting pursuant to the eight THPs. On April 3, 1996, the Court granted a preliminary injunction preventing harvesting on the eight THPs to the extent that they rely on the Owl Plan. Pacific Lumber is uncertain whether or not these matters will have a material adverse effect upon its liquidity, results of operations or financial position.

  Judicial or regulatory actions adverse to Pacific Lumber, increased regulatory delays and inclement weather in northern California, independently or collectively, could impair Pacific Lumber's ability to maintain adequate log inventories and force Pacific Lumber to temporarily idle or curtail operations at certain of its lumber mills from time to time.

OTHER LITIGATION MATTERS

  The Company is involved in various other claims, lawsuits and other proceedings relating to a wide variety of matters. While uncertainties are inherent in the final outcome of such matters and it is presently impossible to determine the actual costs that ultimately may be incurred, management believes that the resolution of such uncertainties and the incurrence of such costs should not have a material adverse effect on the Company's liquidity, consolidated financial position or results of operations.

                                  MANAGEMENT

  The following table sets forth certain information, as of March 31, 1996, with respect to the executive officers and directors of the Company.

      NAME                          POSITIONS AND OFFICES WITH THE COMPANY
      ----                          --------------------------------------
Charles E. Hurwitz...... Chairman of the Board, President and Chief Executive Officer
Paul N. Schwartz........ Executive Vice President and Chief Financial Officer
John T. La Duc.......... Senior Vice President
Anthony R. Pierno....... Senior Vice President and General Counsel
Robert E. Cole.......... Vice President-Federal Government Affairs
Diane M. Dudley......... Vice President-Chief Personnel Officer
Robert W. Irelan........ Vice President-Public Relations
Ronald L. Reman......... Vice President-Taxes
Byron L. Wade........... Vice President, Secretary and Deputy General Counsel
Robert J. Cruikshank.... Director
Ezra G. Levin........... Director
Stanley D. Rosenberg.... Director

  Charles E. Hurwitz. Mr. Hurwitz, age 55, has served as a member of the Board of Directors and the Executive Committee of the Company since August 1978 and was elected as Chairman of the Board and Chief Executive Officer of the Company in March 1980. Mr. Hurwitz has also served the Company as President since January 1993. Mr. Hurwitz was appointed Vice Chairman of the Board of KACC in December 1994. He has served as a director of Kaiser since October 1988 and of KACC since November 1988. Since May 1982, Mr. Hurwitz has been Chairman of the Board and Chief Executive Officer, and since January 1, 1993, President, of MGI. From May 1986 until February 1993, Mr. Hurwitz served as a director of Pacific Lumber. Mr. Hurwitz has been, since January 1974, Chairman of the Board and Chief Executive Officer of Federated.

  Paul N. Schwartz. Mr. Schwartz, age 50, has served as Executive Vice President and Chief Financial Officer of the Company since January 1, 1995. He previously served as Senior Vice President-Corporate Development of the Company from June 1987 until December 31, 1994, and Vice President-Corporate Development of the Company from July 1985 to June 1987. Mr. Schwartz has served as a Vice President of MGI and Pacific Lumber since May 1987 and January 1987, respectively, and was elected Chief Financial Officer of Pacific Lumber and Scotia Pacific in February, 1995. He also serves as Chairman of the Board and sole executive officer of United Financial Group, Inc., a Delaware public corporation, and has served as a director of Pacific Lumber and Scotia Pacific since February 1993, and as a director of MGI since January 1994. Mr. Schwartz is also a director of SLM Funding Corporation, which is a subsidiary of the Student Loan Marketing Association.

  John T. La Duc. Mr. La Duc, age 53, has served as Senior Vice President of the Company since September 1990, and as Vice President and a director of MGI since October 1990 and January 1994, respectively. He also served the Company and MGI as Chief Financial Officer from September 1990 until December 1994 and February 1995, respectively. Mr. La Duc has also served Kaiser as Chief Financial Officer since May 1990 and as a Vice President since June 1989. He has also served KACC as a Vice President since June 1989 and Chief Financial Officer since January 1990. Mr. La Duc also served as Kaiser's Treasurer from August 1995 until February 1996 and from January 1993 until April 1993, and as KACC's Treasurer from June 1995 until February 1996 and from January 1993 until April 1993. Mr. La Duc also currently serves as a director and Vice President of Pacific Lumber and Scotia Pacific. He previously served as Chief Financial Officer of Pacific Lumber and of Scotia Pacific from October 1990 and November 1992, respectively, until February 1995.

  Anthony R. Pierno. Mr. Pierno, age 63, serves as Senior Vice President and General Counsel of the Company, positions he has held since February 1989. He has also served as Vice President and General Counsel of MGI and Pacific Lumber since May 1989, and of Scotia Pacific since November 1992, and has served as a director of Pacific Lumber and MGI since November 1993 and January 1994, respectively. Additionally, Mr. Pierno has served as Vice President and General Counsel of Kaiser and KACC since January 1992. From 1986 until joining the Company in February 1989, Mr. Pierno served as partner in charge of the business practice group in the Los Angeles office of the law firm of Pillsbury, Madison & Sutro. He has served as the Commissioner of Corporations of the State of California and as Chair of several committees of the State Bar of California. Mr. Pierno is Chairman of the Board of Trustees of Whittier College, and a former member and past Chairman of the Board of Trustees of Marymount College.

  Robert E. Cole. Mr. Cole, age 49, has been the Vice President-Federal Government Affairs of the Company, MGI and Pacific Lumber since September 1990. Since March 1981, Mr. Cole also has served as a Vice President of KACC. Mr. Cole is also Chaiman of the U.S. Auto Parts Advisory Committee established by the U.S. Congress.

  Diane M. Dudley. Ms. Dudley, age 55, was named Vice President-Chief Personnel Officer of the Company in May 1990. From June 1987 until May 1990, she was Vice President-Personnel and Administration of the Company. From December 1983 until June 1987, Ms. Dudley served as Assistant Vice President-Personnel of the Company. Ms. Dudley has also been a Vice President of Pacific Lumber since November 1995.

  Robert W. Irelan. Mr. Irelan, age 59, has been Vice President-Public Relations of the Company, MGI and Pacific Lumber since September 1990. He has also been Vice President-Public Relations of KACC since February 1988. From June 1985 to February 1988, Mr. Irelan served as Divisional Vice President-Corporate Public Relations of KACC, and from 1968 to June 1985 he served KACC and certain affiliated companies in a variety of positions.

  Ronald L. Reman. Mr. Reman, age 38, was named Vice President-Taxes of the Company in September 1992. Prior to September 1992, he had served the Company as Director of Taxes since joining the Company in October 1986. From July 1984 until October 1986, Mr. Reman was a Senior Manager in the Tax Department of the New York office of Price Waterhouse after having served seven years with the New York office of Coopers & Lybrand, both of which are accounting firms. Mr. Reman also serves as Vice President-Taxes of MGI and certain other subsidiaries of the Company, and as Assistant Treasurer of Kaiser and KACC.

  Byron L. Wade. Mr. Wade, age 49, has served as Vice President and Deputy General Counsel of the Company since May 1990, and Secretary of the Company since October 1988. Mr. Wade has also served as Vice President and Secretary of Kaiser and KACC since January 1992, and Deputy General Counsel of Kaiser and KACC since May and June 1992, respectively. He has been Vice President, Secretary and Deputy General Counsel of Pacific Lumber and Scotia Pacific since June 1990 and November 1992, respectively. Mr. Wade has also served as a Vice President, Secretary and Deputy General Counsel of MGI since July 1990. He was Assistant Secretary of the Company from November 1987 to October 1988 and Assistant General Counsel from November 1987 until May 1990. He had previously served as Vice President, Secretary and General Counsel of MCO Resources, Inc., a publicly traded oil and gas company, which was majority owned by the Company.

  Robert J. Cruikshank. Mr. Cruikshank, age 65, has served as a director of the Company since May 1993. In addition, he has served as a director of Kaiser and KACC since January 1994. Mr. Cruikshank was a Senior Partner in the international public accounting firm of Deloitte & Touche from December 1989 until his retirement from that firm in March 1993. Prior to its merger with Touche Ross & Co. in December 1989, Mr. Cruikshank served as Managing Partner of Deloitte Haskins & Sells from June 1974 until the merger and served on such firm's board of directors from 1981 to 1985. Mr. Cruikshank also serves as a director and on the Compensation Committee of Houston Industries Incorporated, a public utility holding company with interests in electric utilities, coal and transportation businesses; as a director of Texas Biotechnology Incorporated; and as Advisory Director of Compass Bank--Houston.

  Ezra G. Levin. Mr. Levin, age 62, was first elected a director of the Company in May 1978. He has served as a director of Kaiser and KACC since July 1991 and November 1988, respectively. From May 1982 through

December 1993, he also served as a director of MGI. He is a partner in the law firm of Kramer, Levin, Naftalis, Nessen, Kamin & Frankel. Mr. Levin also serves as a trustee of Federated and as a director of Pacific Lumber, Scotia Pacific and United Mizrahi Bank and Trust Company.

  Stanley D. Rosenberg. Mr. Rosenberg, age 64, has been a director of the Company since June 1981. He is a partner in the law firm of Rosenberg, Tuggey, Agather & Rosenthal. Mr. Rosenberg was a partner in the law firm of Oppenheimer, Rosenberg & Kelleher, Inc. from its inception in 1971 until February 1990, at which time he served as Of Counsel to that firm through June 30, 1993.

                             CERTAIN TRANSACTIONS

LITIGATION MATTERS

  See "Legal Proceedings--USAT Matters,--Zero Coupon Note Litigation,--Rancho Mirage Litigation, and--Pacific Lumber Litigation" with respect to certain actions in which certain directors and officers of the Company are defendants.

OTHER MATTERS

  In May 1995, MCOP granted Olympus Rancho Mirage, L.P. ("Olympus"), an unaffiliated third party, a non-exclusive easement on certain property in Rancho Mirage, California. Such easement is to allow access to a proposed golf course. At the same time, a partnership owned by Federated which operated the business of the Ritz-Carlton Hotel (the "Hotel"), which is also located in Rancho Mirage, California, transferred the Hotel to Olympus. In consideration for such easement, Olympus agreed to provide MCOP with Hotel amenity benefits which will be available to area lot owners for a fee. Such amenities include, among other things, room service, maid service and use of the tennis center, health club, meeting rooms and swimming pool. MCOP also agreed not to develop a contemplated hotel-type facility on other real property it owns in the vicinity. Olympus received a revocable parking license on certain other adjacent property of MCOP.

  The Company and certain of its subsidiaries shared certain administrative and general expenses with Federated. Under these arrangements, Federated's obligation to the Company and its subsidiaries was approximately $201,000 for 1995. Federated and the Company also share office space leased by the Company. The obligations of Federated relating to 1995 under such office space sharing arrangement amounted to approximately $9,000. At December 31, 1995, Federated owed the Company $279,000 for shared office space and certain general and administrative expenses. The Company's wholly owned subsidiary, Bering Holdings, Inc. ("Bering Holdings"), is a Texas registered investment adviser which has an agreement with Federated whereby Bering Holdings manages an investment portfolio for Federated on substantially the same terms as provided to other persons. The agreement provides for an annual management fee equal to 1% of the average value of the portfolio, except for certain short-term investments for which the management fee is 1/2 of 1% per annum. The agreement also provides for an annual performance fee equal to 10% of the net gain in certain portfolios. Bering Holdings has accrued management and performance fees for the year ended December 31, 1995 of approximately $84,000 and $215,000, respectively. At December 31, 1995, Federated owed Bering Holdings $223,000 in respect of such fees.

  Mr. Levin, a director of both the Company and Kaiser, is a partner in the law firm of Kramer, Levin, Naftalis, Nessen, Kamin & Frankel, which provides legal services for the Company and its subsidiaries.

  As described under "Business--Sam Houston Race Park--General," on April 17, 1995, SHRP, Ltd., SHRP Acquisition, Inc. and SHRP Capital Corp. filed voluntary petitions under Chapter 11 of the United States Bankruptcy Code. Their bankruptcy reorganization plan has since been confirmed and the transactions contemplated by the bankruptcy plan were consummated on October 6, 1996. See "Business--Sam Houston Race Park." Since July 1993, Mr. Wade has served as a director, Vice President and Secretary of SHRP Inc., SHRP,

Ltd.'s sole general partner prior to SHRP, Ltd.'s bankruptcy reorganization, and of SHRP Capital Corp., a subsidiary of SHRP, Ltd.; Mr. Schwartz has served as a director and Executive Vice President of both SHRP, Inc. and SHRP Capital Corp.; and Mr. Hurwitz has served as director and Chairman of the Board of SHRP, Inc., and as a director, Chairman of the Board and President of SHRP Capital Corp.

  In January 1995, Mr. Pierno repaid a $150,000 bank loan which had been guaranteed by the Company. Pursuant to the terms of Mr. Pierno's employment agreement with the Company (which expired in March 1995), his personal loans from the Company, which aggregated $150,000 at 6% interest, were forgiven at the rate of $15,000 per year. Such loans were, and continue to be, secured by real estate owned by Mr. Pierno. As of February 28, 1995, the Company entered into an amendment of Mr. Pierno's promissory note evidencing such loans which provides that (i) installments of $18,750 be paid on each of December 31, 1995, 1996 and 1997, with the balance to be paid in full on December 31, 1998; and (ii) the loans also be secured by any amounts to which Mr. Pierno may be entitled pursuant to the Company's Revised Capital Accumulation Plan. Mr. Pierno's principal balance on such loans is currently $56,250. Pursuant to the terms of Mr. Pierno's employment agreement, he borrowed an additional $200,000 bearing interest at 6% per annum, with interest being payable monthly and principal being due December 15, 1998 (with prepayments due upon the exercise by Mr. Pierno of any stock appreciation rights granted pursuant to the agreement or employee benefit plan). Such promissory note was also amended, extending the due date to December 15, 1998, and securing such loan with any amounts to which Mr. Pierno may be entitled pursuant to the Company's Revised Capital Accumulation Plan.

  Pursuant to the terms of Mr. Schwartz's employment agreement with the Company (which expired in March 1995), his personal loans outstanding on the date of the agreement were forgiven at the rate of $20,000 per year. The agreement also provided for additional loans to Mr. Schwartz, all of which were received by Mr. Schwartz in 1990. As of June 30, 1995, Mr. Schwartz had $100,000 in principal amount of loans outstanding. Mr. Schwartz repaid the outstanding loans, together with accrued interest thereon, in August 1995.

  In July 1993, the Company loaned Mr. Wade $50,000 in connection with his purchase of an interest in SHRP, Ltd. This loan was evidenced by an unsecured promissory note, interest being payable monthly at an annual rate of 6%. As of June 30, 1995, Mr. Wade had $20,000 in principal amount outstanding on this loan. In August 1995, Mr. Wade repaid the principal of this loan, together with accrued interest thereon.

  As of June 30, 1995, Ms. Diane Dudley had a loan outstanding in the principal amount of $100,000 at an annual interest rate of 6%. Ms. Dudley repaid the outstanding loan together with accrued interest thereon in September 1995.

                           DESCRIPTION OF SECURITIES

  The Securities will be issued under an indenture to be dated as of a date prior to the first issuance of Securities, as supplemented from time to time (the "Indenture") between the Company and State Street Bank and Trust Company, as Trustee ("Trustee"). The form of Indenture is filed as an Exhibit to the Registration Statement. Except to the extent an exemption therefrom has been granted by the Commission, the Indenture is subject to and governed by the Trust Indenture Act of 1939, as amended. The statements made under this heading relating to the Securities and the Indenture are summaries of the provisions thereof, do not purport to be complete and are qualified in their entirety by reference to the Indenture, including the definitions of certain terms therein. Certain capitalized terms used below but not defined herein have the meanings ascribed to them in the Indenture.

GENERAL

  The Securities will be direct, secured or unsecured obligations of the Company. The Securities may be issued in one or more series, in each case as authorized from time to time by the Board of Directors of the Company or any committee thereof or any duly authorized officer. The particular terms of the Securities being offered (the "Offered Securities"), any modifications of or additions to the general terms of the Securities as described herein that may be applicable in the case of the Offered Securities and any applicable federal income tax considerations will be described in the Prospectus Supplement relating to the Offered Securities. Accordingly, for a description of the terms of the Offered Securities, reference must be made both to the Prospectus Supplement relating thereto and the description of Securities set forth in this Prospectus.

  The Indenture does not limit the aggregate principal amount of Securities or other indebtedness that may be issued or incurred by the Company or any of its subsidiaries. Other indebtedness of the Company or its subsidiaries may contain covenants, events of default and other provisions which are different from or which are not contained in the Securities or certain series thereof. Also, unless otherwise specified in the Prospectus Supplement relating to a series of Offered Securities, the terms of the Offered Securities will not afford holders of the Offered Securities protection in the event of a highly leveraged or other similar transaction involving the Company, or any other transaction which might result in a decline in ratings on or credit quality of the Securities, that may adversely affect holders of Offered Securities.

  The Securities will rank pari passu in right and priority of payment with any senior indebtedness of the Company (e.g. any borrowings under the Custodial Trust Agreement) and will not be expressly subordinated to any other indebtedness of the Company. However, the operations of the Company are conducted through its subsidiaries and the Company is therefore dependent upon the cash flow of its subsidiaries to meet its obligations, including its obligations under any Securities which are issued. The Securities will be effectively subordinated to all indebtedness and other liabilities and commitments (including trade payables and lease obligations) of the Company's subsidiaries. Any right of the Company to receive assets of any of its subsidiaries upon liquidation or reorganization (and the consequent right of the holders of Securities to participate in those assets) will be effectively subordinated to the claims of that subsidiary's creditors, except to the extent that the Company is itself recognized as a creditor of such subsidiary, in which case the claims of the Company would still be subordinate to any security in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by the Company. The stock and assets of certain subsidiaries of the Company are pledged to secure certain subsidiary obligations, and numerous limitations exist on the ability of the Company's subsidiaries to pay dividends. See "Risk Factors--Structural Subordination and Asset Encumbrances" and "--Ability to Service Indebtedness."

  The Prospectus Supplement for, or a Prospectus including a description of all material terms of, the Offered Securities will set forth the terms of such Securities, which may include the following:

    (1) The title of such Securities and whether they are secured or unsecured.

    (2) The aggregate principal amount of such Securities and any limit on the aggregate principal amount of Securities of such series.

    (3) The percentage of the principal amount at which such Securities will be issued and, if other than the principal amount thereof, the portion of the principal amount thereof payable upon declaration of acceleration of the Maturity thereof or the method by which such portion shall be determined.

    (4) The date or dates on which or periods during which the Securities of a series may be issued, and the date or dates, or the method by which such date or dates will be determined, on which the principal of (and premium, if any, on) such Securities will be payable.

    (5) The rate or rates at which such Securities will bear interest, if any, or the method by which such rate or rates shall be determined, the date or dates from which such interest, if any, shall accrue or the method by which such date or dates shall be determined, the interest payment dates on which such interest will be payable and, in the case of Registered Securities, the regular record dates, if any, for the interest payable on such interest payment dates, and, in the case of floating rate securities, the notice, if any, to Holders regarding the determination of interest and the manner of giving such notice.

    (6) The place or places, if any, in addition to those described in the Indenture, where the principal of (and premium, if any) and interest on Securities of the series shall be payable; the extent to which, or the manner in which, any interest payable on any Global Security on an interest payment date will be paid, and the manner in which any principal of, or premium, if any, on, any Global Security will be paid.

    (7) The obligation, if any, of the Company to redeem, repay or purchase Securities of the series pursuant to any sinking fund or analogous provisions or at the option of the Holder and the period or periods within which, or the dates on which, the prices at which and the terms and conditions upon which Securities of the series shall be redeemed, repaid or purchased, in whole or in part, pursuant to such obligation.

    (8) The period or periods within which, or the date or dates on which, and the terms and conditions upon which Securities may be converted into or exchanged or redeemed for Kaiser Common Stock owned by MAXXAM, if any, in whole or in part, at the option of the Company or otherwise, and any specific terms relating to the adjustment thereof.

    (9) The period or periods within which, or the date or dates on which, the price or prices at which, and the terms and conditions upon which Securities of the series may be redeemed, if any, in whole or in part, at the option of the Company or otherwise.

    (10) The denominations of such Securities if other than denominations of $1,000 and any integral multiple thereof.

    (11) Whether the Securities of the series are to be issued as original issue discount securities ("Discount Securities") and the amount of discount at which such Securities may be issued and, if other than the principal amount thereof, the portion of the principal amount of Securities of the series which shall be payable upon declaration of acceleration of the Maturity thereof upon an Event of Default.

    (12) Whether Securities of the series are to be issued as Registered Securities or Bearer Securities or both, and, if Bearer Securities are issued, whether any interest coupons appertaining thereto ("Coupons") will be attached thereto, whether Bearer Securities of the series may be exchanged for Registered Securities of the series and the circumstances under which and the place or places at which any such exchanges, if permitted, may be made.

    (13) Whether provisions for payment of additional amounts or tax redemptions shall apply and, if such provisions shall apply, such provisions; and, if Bearer Securities of the series are to be issued, the applicable procedures and certificates relating to the exchange of temporary Global Securities for definitive Bearer Securities.

    (14) The date as of which any Securities of the series shall be dated.

    (15) Any addition to, or modification or deletion of, any Events of Default or covenants provided for with respect to Securities of the series.

    (16) If Bearer Securities of the series are to be issued, (x) whether interest in respect of any portion of a temporary Security in global form (representing all of the Outstanding Bearer Securities of the series) payable in respect of any interest payment date prior to the exchange of such temporary Security for definitive Securities of the series shall be paid to any clearing organization with respect to the portion of such temporary Security held for its account and, in such event, the terms and conditions (including any certification requirements) upon which any such interest payment received by a clearing organization will be credited to the Persons entitled to interest payable on such interest payment date, and
  (y) the terms upon which interests in such temporary Security in global form may be exchanged for interests in a permanent Global Security or for definitive Securities of the series and the terms upon which interests in a permanent Global Security, if any, may be exchanged for definitive Securities of the series.

    (17) Whether the Securities of the series shall be issued in whole or in part in the form of one or more Global Securities and, in such case, the depositary or any common depositary for such Global Securities; and if the Securities of the series are issuable only as Registered Securities, the manner in which and the circumstances under which Global Securities representing Securities of the series may be exchanged for Registered Securities in definitive form.

    (18) The nature and terms of any security applicable to the Offered Securities.

    (19) Any other terms of the series.

  Securities offered pursuant to this Prospectus may include debt securities of the Company which are convertible, exchangeable or redeemable into or for Kaiser Common Stock. Kaiser has filed with the Commission a Form S-3 Registration Statement (the "Kaiser Registration Statement") with respect to Kaiser Common Stock for or into which the Securities might be exchanged, redeemed or converted. In the event that any such Security is offered, the terms thereof will be set forth in the related Prospectus Supplement. No offering or sale of a Security which is convertible, exchangeable or redeemable into or for Kaiser Common Stock will be made unless a registration statement relating to such securities has become effective under the Act or an exemption from such registration is available. If such a Security is offered, this Prospectus, together with the related Prospectus Supplement, will include as an attachment a prospectus or will otherwise include disclosure with respect to the material information relating to Kaiser and Kaiser Common Stock into or for which such Security is convertible, exchangeable or redeemable.

  To the extent that a series of Securities provides for the optional redemption, prepayment or conversion of such Security upon the occurrence of certain events constituting a change of control of the Company (each, a "Change of Control Event"), the applicable Prospectus Supplement will contain information concerning such provisions, including without limitation (i) the timing and circumstances upon which payments would be required due to a Change of Control Event, (ii) any limitations on the Company's ability to make such payments contained in its then-existing credit and other agreements, and (iii) any anti-takeover effects of such provisions. With respect to any Change of Control Event, the Company would comply with the requirements of Section 14(e), Rule 14e-1 and Rule 13e-4 under the Exchange Act, to the extent then applicable.

  In the event that Discount Securities are issued, the federal income tax consequences and other special considerations applicable to such Discount Securities will be described in the Prospectus Supplement relating thereto.

  Reference is made to the Prospectus Supplement related to the Offered Securities for information with respect to any deletions from, modifications of or additions to the Events of Default or covenants of the Company that are described below, including any addition of covenants or other provisions providing event risk or similar protection.

  All of the Securities of a series need not be issued at the same time, and may vary as to interest rate, maturity and other provisions and, unless otherwise provided, a series may be reopened for issuance of additional Securities of such series. (Section 3.01)

DENOMINATIONS, REGISTRATION AND TRANSFER

  Unless otherwise specified in the Prospectus Supplement, the Securities of any series shall be issuable only as Registered Securities in denominations of $1,000 and any integral multiple thereof and shall be payable only in U.S. dollars. (Section 3.02) The Indenture also provides that Securities of a series may be issuable in global form. See "--Book-Entry Securities." Unless otherwise indicated in the Prospectus Supplement, Bearer Securities will have Coupons attached. (Section 2.01)

  Registered Securities of any series will be exchangeable for other Registered Securities of the same series of like aggregate principal amount and of like Stated Maturity and with like terms and conditions. If so provided in the Prospectus Supplement, at the option of the Holder thereof, to the extent permitted by law, any Bearer Security of any series which by its terms is registrable as to principal and interest may be exchanged for a Registered Security of such series of like aggregate principal amount and of a like Stated Maturity and with like terms and conditions, upon surrender of such Bearer Security at the corporate trust office of the Trustee or at any other office or agency of the Company designated for the purpose of making any such exchanges. Subject to certain exceptions, any Bearer Security issued with Coupons surrendered for exchange must be surrendered with all unmatured Coupons and any matured Coupons in default attached thereto. (Section 3.05)

  Notwithstanding the foregoing, the exchange of Bearer Securities for Registered Securities will be subject to the provisions of United States income tax laws and regulations applicable to Securities in effect at the time of such exchange. (Section 3.05)

  Except as otherwise specified in the Prospectus Supplement, in no event may Registered Securities, including Registered Securities received in exchange for Bearer Securities, be exchanged for Bearer Securities. (Section 3.05)

  Upon surrender for registration of transfer of any Registered Security of any series at the office or agency of the Company maintained for such purpose, the Company shall deliver, in the name of the designated transferee, one or more new Registered Securities of the same series of like aggregate principal amount of such denominations as are authorized for Registered Securities of such series and of a like Stated Maturity and with like terms and conditions. No service charge will be made for any transfer or exchange of Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (Section 3.05)

  The Company shall not be required (i) to register, transfer or exchange Securities of any series during a period beginning at the opening of business 15 days before the day of the transmission of a notice of redemption of Securities of such series selected for redemption and ending at the close of business on the day of such transmission or (ii) to register, transfer or exchange any Security so selected for redemption in whole or in part, except the unredeemed portion of any Security being redeemed in part. (Section 3.05)

EVENTS OF DEFAULT

  Under the Indenture, "Event of Default" with respect to the Securities of any series means any one of the following events (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law, pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body): (1) default in the payment of any interest upon any Security or any payment with respect to the Coupons, if any, of such series when it becomes due and payable, and continuance of such default for a period of 30 days; (2) default in the payment of the principal of (and premium, if any, on) any Security of such series at its Stated Maturity upon optional or special redemption, upon declaration or otherwise; (3) default in the deposit of any sinking fund payment, when and as due by the terms of a Security of such series; (4) default in the performance, or breach of any covenant or warranty in the Indenture (other than a covenant or warranty a default in whose performance or whose breach is elsewhere in the Indenture specifically dealt with or which expressly has been included in the Indenture solely for the benefit

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

of Securities of a series other than such series), and continuance of such default or breach for a period of 60 days after there has been given to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in principal amount of the Outstanding Securities of such series, a written notice specifying such default or breach and requiring it to be remedied and stating that the notice is a "Notice of Default"; (5) a default under any mortgage, indenture or instrument under which there may be issued, secured or evidenced any indebtedness for money borrowed by the Company or any Significant Subsidiary in an aggregate principal amount exceeding $25,000,000, which default shall have resulted in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable, or with respect to which the principal amount remains unpaid upon its stated maturity, without such indebtedness having been discharged, or such acceleration having been rescinded or annulled, or there having been deposited in a trust a sum of money sufficient to discharge in full such indebtedness, within a period of 30 days after there shall have been given to the Company by the Trustee, or to the Company and the Trustee by the holders of at least 25% of the aggregate principal amount of the Securities of such series then outstanding, a written notice specifying such default and requiring the Company to cause such indebtedness to be discharged, to cause there to be deposited in trust a sum sufficient to discharge in full such indebtedness or to cause such acceleration to be rescinded or annulled and stating that such notice is a "Notice of Default;" (6) certain events of bankruptcy, insolvency or reorganization with respect to the Company or a Significant Subsidiary; or (7) the entry by a court having jurisdiction in the premises of one or more judgments or orders against the Company or any Significant Subsidiary for the payment of money in an aggregate amount in excess of $25,000,000 (to the extent not covered by insurance) which remain undischarged or unsatisfied for a period of 60 consecutive days after the judgments or orders become final and the right to appeal them has expired. The term "Significant Subsidiary" shall have the meaning assigned to that term under Regulation S-X of the Securities Act as in effect on the date of the Indenture; provided, however, that neither Sam Houston Race Park, Ltd., or any successor thereto, nor any subsidiary of the Company, the principal asset of which consists of equity interests in Sam Houston Race Park, Ltd., or any successor thereto, shall be deemed to be a Significant Subsidiary of the Company. (Section 5.01)

  The Indenture requires the Company to file with the Trustee, annually, an officer's certificate as to the Company's compliance with all conditions and covenants under the Indenture. (Section 12.02)

  The Indenture provides that the Trustee may withhold notice to the Holders of a series of Securities of any default (except payment defaults on such Securities) if it considers such withholding to be in the interest of the Holders of such series of Securities to do so. (Section 6.02)

  If an Event of Default with respect to Securities of any series at the time Outstanding occurs and is continuing, then in every case the Trustee or the Holders of not less than 25% in principal amount of the Outstanding Securities of such series may declare the principal amount (or, if any Securities of such series are Discount Securities, such portion of the principal amount of such Discount Securities as may be specified in the terms of such Discount Securities) and accrued interest, if any, of all the Securities of such series to be due and payable immediately, by a notice in writing to the Company (and to the Trustee if given by Holders), and upon any such declaration such principal amount (or specified amount) shall become immediately due and payable. Upon payment of such amount, all obligations of the Company in respect of the payment of principal of the Securities of such series shall terminate. (Section 5.02)

  Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default with respect to Securities of a particular series shall occur and be continuing, the Trustee shall be under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any of the Holders of Securities of that series, unless such Holders shall have offered to the Trustee reasonable indemnity against the expenses and liabilities which might be incurred by it in compliance with such request. Subject to such provisions for the indemnification of the Trustee, the Holders of a majority in principal amount of the Outstanding Securities of such series shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee under the Indenture, or exercising any trust or power conferred on the Trustee with respect to the Securities of that series. (Section 5.05)

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

  At any time after such a declaration of acceleration with respect to Securities of any series has been made and before a judgment or decree for payment of the money due has been obtained by the Trustee as provided in the applicable Indenture, the Holders of a majority in principal amount of the Outstanding Securities of such series, by written notice to the Company and the Trustee, may rescind and annul such declaration and its consequences if
(1) the Company has paid or deposited with the Trustee a sum sufficient to pay
(A) all overdue installments of interest on all Securities or all overdue payments with respect to any Coupons of such series, (B) the principal of (and premium, if any, on) any Securities of such series which have become due otherwise than by such declaration of acceleration and interest thereon at the rate or rates prescribed therefor in such Securities; (C) to the extent that payment of such interest is lawful, interest upon overdue installments of interest on each Security of such series or upon overdue payments on any Coupons of such series at the rate established for such series, and (D) all sums paid or advanced by the Trustee and the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel; and (2) all Events of Default with respect to Securities of such series, other than the nonpayment of the principal of Securities of such series which have become due solely by such declaration of acceleration, have been cured or waived as provided in the Indenture. No such rescission and waiver will affect any subsequent default or impair any right consequent thereon. (Section 5.02)

MERGER OR CONSOLIDATION

  The Indenture provides that the Company may not consolidate with or merge into any other Person or convey, transfer or lease all or substantially all its assets to any Person, unless (1) the Person formed by such consolidation or into which the Company is merged or the Person which acquires by conveyance or transfer, or which leases, all or substantially all the assets of the Company (the "successor corporation") is a Person organized and existing under the laws of the United States or any State or the District of Columbia and expressly assumes by a supplemental indenture all of the obligations of the Company under the Securities and the Indenture; and (2) immediately after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time, or both, would become an Event of Default, shall have happened and be continuing. The Trustee may request, in accordance with the applicable Indenture, an officers' certificate and an opinion of counsel stating that such consolidation, merger, conveyance, transfer or lease and such supplemental indenture comply with the Indenture provisions and that all conditions precedent therein provided for relating to such transaction have been complied with. (Section 10.01)

MODIFICATION OR WAIVER

  Without the consent of any Holders, the Company and the Trustee, at any time and from time to time, may modify the Indenture for any of the following purposes: (1) to evidence the succession of another corporation to the Company and the assumption by such successor of the covenants of the Company contained in the Indenture and in the Securities; (2) to add to the covenants of the Company, for the benefit of the Holders of all or any series of Securities and the Coupons, if any, appertaining thereto (and if such covenants are to be for the benefit of less than all series, stating that such covenants are expressly being included solely for the benefit of such series), or to surrender any right or power conferred in the Indenture upon the Company; (3) to add any additional Events of Default (and if such Events of Default are to be applicable to less than all series, stating that such Events of Default are expressly being included solely to be applicable to such series); (4) to add or change any of the provisions of the Indenture to such extent as shall be necessary to permit or facilitate the issuance of Securities of any series in bearer form, registrable or not registrable, and with or without Coupons, to permit Bearer Securities to be issued in exchange for Registered Securities, to permit Bearer Securities to be issued in exchange for Bearer Securities of other authorized denominations or to permit the issuance of Securities of any series in uncertificated form, provided that any such action shall not materially adversely affect the interests of the Holders of Securities of any series or any related Coupons in any material respect; (5) to change or eliminate any of the provisions of the Indenture, provided that any such change or elimination will become effective only when there is no Outstanding Security or Coupon of any series created prior to such modification which is entitled to the benefit of such provision and as to which such modification would apply; (6) to secure, or in the

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

case of secured Securities to further secure, the Securities; (7) to supplement any of the provisions of the Indenture to such extent as is necessary to permit or facilitate the defeasance and discharge of any series of Securities, provided that any such action will not materially adversely affect the interests of the Holders of Securities of such series or any other series of Securities or any related Coupons in any material respect; (8) to establish the form or terms of Securities and Coupons, if any, of any series as permitted by such Indenture; (9) to evidence and provide for the acceptance of appointment thereunder by a successor Trustee with respect to one or more series of Securities and to add to or change any of the provisions of the Indenture as is necessary to provide for or facilitate the administration of the trusts thereunder by more than one Trustee; or (10) to cure any ambiguity, to correct or supplement any provision therein which may be defective or inconsistent with any other provision therein, or to make any other provisions with respect to matters or questions arising under the Indenture which will not be inconsistent with any provision of the Indenture, or to make any other change; provided such other provisions or changes shall not materially adversely affect the interests of the Holders of Outstanding Securities or Coupons, if any, of any series created prior to such modification in any material respect. (Section 11.01)

  With the consent of the Holders of not less than a majority in principal amount of the Outstanding Securities of each series affected by such modification voting separately, the Company and the Trustee may modify the Indenture for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Indenture or of modifying in any manner the rights of the Holders under the Indenture of such Securities; provided, however, that, among other things, no such modification shall, without the consent of the Holder of each Outstanding Security of each such series affected thereby, (1) change the Stated Maturity of the principal of, or any installment of interest on, any Security, or reduce the principal amount thereof or the interest thereon or any premium payable upon redemption thereof, or change the Stated Maturity of or reduce the amount of any payment to be made with respect to any Coupon, or reduce the amount of the principal of a Discount Security that would be due and payable upon a declaration of acceleration of the Maturity thereof, or adversely affect the right of repayment or repurchase, if any, at the option of the Holder, or reduce the amount of, or postpone the date fixed for, any payment under any sinking fund or analogous provisions for any Security, or limit the obligation of the Company to maintain a paying agency outside the United States for payments on Bearer Securities; or (2) reduce the percentage in principal amount of the Outstanding Securities of any series, the consent of whose Holders is required for any supplemental indenture, or the consent of whose Holders is required for any waiver of compliance with certain provisions of the Indenture or certain defaults thereunder and their consequences provided for in the Indenture.

  A modification which changes or eliminates any covenant or other provision of the Indenture with respect to one or more particular series of Securities and Coupons, if any, or which modifies the rights of the Holders of Securities and Coupons of such series with respect to such covenant or other provision, shall be deemed not to affect the rights under the Indenture of the Holders of Securities and Coupons, if any, of any other series. (Section 11.02)

  The Holders of not less than a majority in principal amount of the Outstanding Securities of any series may on behalf of the Holders of all the Securities of any such series waive any existing or past default under the Indenture with respect to such series and its consequences, except a default
(1) in the payment of the principal of (or premium, if any) or interest on any Security of such series, or in the payment of any sinking fund installment or analogous obligation with respect to the Securities of such series, or (2) in respect of a covenant or provision hereof which pursuant to the second paragraph under "--Modification or Waiver" cannot be modified or amended without the consent of the Holder of each Outstanding Security of such series affected. Upon any such waiver, such default will cease to exist, and any Event of Default arising therefrom will be deemed to have been cured, for every purpose of the Securities of such series under the Indenture, but no such waiver will extend to any subsequent or other default or impair any right consequent thereon. (Section 5.04)

  The Company may omit in any particular instance to comply with certain covenants in the Indenture (including, if so specified in the Prospectus Supplement, any covenant not set forth in the Indenture but specified

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

in the Prospectus Supplement to be applicable to the Securities of any series, except as otherwise provided in the Prospectus Supplement) with respect to the Securities of any series if before the time for such compliance the Holders of at least a majority in principal amount of the Outstanding Securities of such series either waive such compliance in such instance or generally waive compliance with such provisions, but no such waiver may extend to or affect any term, provision or condition except to the extent expressly so waived, and, until such waiver becomes effective, the obligations of the Company and the duties of the Trustee in respect of any such provision will remain in full force and effect. (Section 12.07)

DISCHARGE, LEGAL DEFEASANCE AND COVENANT DEFEASANCE

  The Indenture with respect to the Securities of any series may be discharged, subject to certain terms and conditions, when (1) either (A) all Securities and the Coupons, if any, of such series have been delivered to the Trustee for cancellation, or (B) all Securities and the Coupons, if any, of such series not theretofore delivered to the Trustee for cancellation (i) have become due and payable, (ii) will become due and payable at their Stated Maturity within one year, or (iii) are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice by the Trustee, and the Company, in the case of (i), (ii) or (iii) of subclause (B), has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust for such purpose an amount sufficient to pay and discharge the entire indebtedness on such Securities for principal (and premium, if any) and interest to the date of such deposit (in the case of Securities which have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be; provided, however, in the event a petition for relief under applicable federal bankruptcy, insolvency or other similar law is filed with respect to the Company within 91 days after the deposit and the Trustee is required to return the deposited money to the Company, the obligations of the Company under the Indenture with respect to such Securities will not be deemed terminated or discharged; (2) the Company has paid or caused to be paid all other sums payable under the Indenture in respect of such Securities by the Company; (3) the Company has delivered to the Trustee an officers' certificate and an opinion of counsel each stating that all conditions precedent therein provided relating to the satisfaction and discharge of the Indenture with respect to such series have been complied with; and (4) the Company has delivered to the Trustee an opinion of counsel or a ruling of the Internal Revenue Service to the effect that Holders of the Securities of the series will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and discharge. (Section 4.01)

  If provision is made for the defeasance of Securities of a series, then the provisions of the Indenture relating to defeasance shall be applicable except as otherwise specified in the Prospectus Supplement for Securities of such series. Defeasance provisions, if any, for Bearer Securities may be specified in the Prospectus Supplement. (Section 15.01)

  At the Company's option, either (a) the Company shall be deemed to have been Discharged (as defined below) from its obligations with respect to Securities of any series ("legal defeasance option") or (b) the Company shall cease to be under any obligation to comply with certain provisions of the Indenture relating to mergers and consolidations of the Company, with respect to Securities of any series (and, if so specified, any other obligation of the Company or restrictive covenant added for the benefit of such series) ("covenant defeasance option") at any time after the applicable conditions set forth below have been satisfied: (1) the Company shall have deposited or caused to be deposited irrevocably with the Trustee as trust funds in trust for, and dedicated solely to, the benefit of the Holders of the Securities of such series (i) money in an amount, or (ii) U.S. Government Obligations which through the payment of interest and principal in respect thereof in accordance with their terms will provide, not later than one day before the due date of any payment, money in an amount, or (iii) a combination of (i) and (ii), sufficient, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, to pay and discharge each installment of principal (including any mandatory sinking fund payments) of and premium, if any, and interest on, the Outstanding Securities of such series on the dates such installments of interest or principal and premium are due; (2) such deposit shall not cause the Trustee with respect to the Securities of that series to have a conflicting interest with respect to the Securities of any series; (3) such deposit will not result in

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

a breach or violation of, or constitute a default under, the Indenture or any other agreement or instrument to which the Company is a party or by which it is bound (other than such a breach, violation or default (a) with respect to Indebtedness of the Company which is defeased, redeemed or otherwise satisfied prior to or contemporaneously with such deposit, or (b) which is consented to or waived by the relevant other party to such agreement or instrument); (4) with respect to the legal defeasance option only, no Event of Default under the provisions of the Indenture relating to certain events of bankruptcy or insolvency or event which with the giving of notice or lapse of time, or both, would become an Event of Default under such bankruptcy or insolvency provisions shall have occurred and be continuing on the 91st day after such date; and (5) the Company shall have delivered to the Trustee an opinion of counsel or a ruling of the Internal Revenue Service to the effect that the Holders of the Securities of such series will not recognize income, gain or loss for federal income tax purposes as a result of such deposit, defeasance or Discharge. (Section 15.02)

PAYMENT AND PAYING AGENTS

  If Securities of a series are issuable only as Registered Securities, the Company will maintain in each Place of Payment for such series an office or agency where Securities of that series may be presented or surrendered for payment, where Securities of that series may be surrendered for registration of transfer or exchange and where notices and demands to or upon the Company in respect of the Securities of that series and the Indenture may be served. If Securities of a series are issuable as Bearer Securities, the Company will maintain (A) in the Borough of Manhattan, The City and State of New York, an office or agency where any Registered Securities of that series may be presented or surrendered for payment, where any Registered Securities of that series may be surrendered for registration of transfer, where Securities of that series may be surrendered for exchange, where notices and demands to or upon the Company in respect of the Securities of that series and the Indenture may be served and where Bearer Securities of that series and related Coupons may be presented or surrendered for payment in the circumstances described in the following paragraph (and not otherwise), (B) subject to any laws or regulations applicable thereto, in a Place of Payment for that series which is located outside the United States, an office or agency where Securities of that series and related Coupons may be presented and surrendered for payment (including payment of any additional amounts payable on Securities of that series, if so provided in such series); provided, however, that if the Securities of that series are listed on The Stock Exchange of the United Kingdom and the Republic of Ireland, the Luxembourg Stock Exchange or any other stock exchange located outside the United States and such stock exchange shall so require, the Company will maintain a Paying Agent for the Securities of that series in London, Luxembourg or any other required city located outside the United States, as the case may be, so long as the Securities of that series are listed on such exchange, and (C) subject to any laws or regulations applicable thereto, in a Place of Payment for that series located outside the United States, an office or agency where any Registered Securities of that series may be surrendered for registration of transfer, where Securities of that series may be surrendered for exchange and where notices and demands to or upon the Company in respect of the Securities of that series and the Indenture may be served. The Company will give prompt written notice to the Trustee of the location, and any change in the location, of such office or agency. If at any time the Company shall fail to maintain any such required office or agency or shall fail to furnish the Trustee with the address thereof, such presentations, surrenders, notices and demands may be made or served at the corporate trust office of the Trustee (in the case of Registered Securities) and at the principal London office of the Trustee (in the case of Bearer Securities), and the Company has appointed the Trustee as its agent to receive all presentations, surrenders, notices and demands. (Section 12.03)

  No payment of principal, premium or interest on Bearer Securities shall be made at any office or agency of the Company in the United States or by check mailed to any address in the United States or by transfer to an account maintained with a bank located in the United States; provided, however, that, payment of principal of and any premium and interest on Bearer Securities of such series, if so provided in the Prospectus Supplement, shall be made at the office of the Company's Paying Agent in the City of Boston, State of Massachusetts, if (but only if) payment of such principal, premium, interest or additional amounts, as the case may be, at all offices or agencies outside the United States maintained for the purpose by the Company in accordance with the Indenture is illegal or effectively precluded by exchange controls or other similar restrictions. (Section 12.03)

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

BOOK-ENTRY SECURITIES

  The Securities of a series may be issued in whole or in part in global form that will be deposited with, or on behalf of, a depositary identified in the Prospectus Supplement. Global securities may be issued in either registered or bearer form and in either temporary or permanent form (each a "Global Security"). Payments of principal of (premium, if any) and interest on Securities represented by a Global Security will be made by the Company to the Trustee and then by the Trustee to the depositary.

  The Company anticipates that any Global Securities will be deposited with, or on behalf of, The Depository Trust Company, New York, New York ("DTC"), that such Global Securities will be registered in the name of DTC's nominee, and that the following provisions will apply to the depositary arrangements with respect to any such Global Securities. Additional or differing terms of the depositary arrangements will be described in the Prospectus Supplement relating to a particular series of Securities issued in the form of Global Securities.

  So long as DTC or its nominee is the registered owner of a Global Security, DTC or its nominee, as the case may be, will be considered the sole Holder of the Securities represented by such Global Security for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a Global Security will not be entitled to have Securities represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of Securities in certificated form and will not be considered the owners or Holders thereof under the Indenture. The laws of some states require that certain purchasers of securities take physical delivery of such securities in certificated form; accordingly, such laws may limit the transferability of beneficial interests in a Global Security.

  If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by the Company within 90 days, the Company will issue individual Securities in certificated form in exchange for the Global Securities. In addition, the Company may at any time, and in its sole discretion, determine not to have any Securities represented by one or more Global Securities and, in such event, will issue individual Securities in certificated form in exchange for the relevant Global Securities. If Registered Securities of any series shall have been issued in the form of one or more Global Securities and if an Event of Default with respect to the Securities of such series shall have occurred and be continuing, the Company will issue individual Securities in certificated form in exchange for the relevant Global Securities.

  The following is based on information furnished by DTC:

  DTC will act as securities depositary for the Securities. The Securities will be issued as fully registered securities registered in the name of Cede & Co. (DTC's partnership nominee). One fully registered Security certificate is issued with respect to each $150 million of principal amount of the Securities of a series, and an additional certificate will be issued with respect to any remaining principal amount of such series.

  DTC is a limited-purpose trust company organized under the Banking Law of the State of New York, a "banking organization" within the meaning of the Banking Law of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants ("Participants") deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations ("Direct Participants"). DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to DTC and its Participants are on file with the Commission.

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

  Purchases of Securities under the DTC system must be made by or through Direct Participants, which will receive a credit for the Securities on DTC's records. The ownership interest of each actual purchaser of each Security ("Beneficial Owner") is in turn recorded on the Direct and Indirect Participants' records. A Beneficial Owner does not receive written confirmation from DTC of its purchase, but such Beneficial Owner is expected to receive a written confirmation providing details of the transaction, as well as periodic statements of its holdings, from the Direct or Indirect Participant through which such Beneficial Owner entered into the transaction. Transfers of ownership interests in Securities are accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners do not receive certificates representing their ownership interests in Securities, except in the event that use of the book-entry system for the Securities is discontinued.

  To facilitate subsequent transfers, the Securities are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of the Securities with DTC and their registration in the name of Cede & Co. effects no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Securities; DTC records reflect only the identity of the Direct Participants to whose accounts Securities are credited, which may or may not be the Beneficial Owners. The Participants remain responsible for keeping account of their holdings on behalf of their customers. Delivery of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners are governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

  Neither DTC nor Cede & Co. will consent or vote with respect to the Securities. Under its usual procedures, DTC mails a proxy (an "Omnibus Proxy") to the Issuer as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Securities are credited on the record date (identified on a list attached to the Omnibus Proxy). Principal and interest payments on the Securities will be made to DTC. DTC's practice is to credit Direct Participants' accounts on the payable date in accordance with their respective holdings as shown on DTC's records unless DTC has reason to believe that it will not receive payment on the payable date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participant and not of DTC, the Paying Agent or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to DTC is the responsibility of the Company or the Paying Agent, disbursement of such payments to Direct Participants is the responsibility of DTC, and disbursement of such payments to the Beneficial Owners is the responsibility of Direct and Indirect Participants.

  DTC may discontinue providing its services as securities depositary with respect to the Securities at any time by giving reasonable notice to the Company or the Paying Agent. Under such circumstances, in the event that a successor securities depositary is not appointed, certificates for Securities are required to be printed and delivered. The Company may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depositary). In that event, certificates for Securities will be printed and delivered.

  The information in this section concerning DTC and DTC's book-entry system has been obtained from sources (including DTC) that the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof.

  Unless stated otherwise in the Prospectus Supplement, the underwriters or agents with respect to a series of Securities issued as Global Securities will be Direct Participants in DTC. None of the Company, any underwriter or agent, the Trustee or any applicable Paying Agent will have the responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in a Global Security, or for maintaining, supervising or reviewing any records relating to such beneficial interests.

CERTAIN DEFINITIONS

  Set forth below is a summary of certain defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms.

  "Discharged" means that the Company shall be deemed to have paid and discharged the entire indebtedness represented by, and obligations under, the Securities of such series and to have satisfied all the obligations under the Indenture relating to the Securities of such series, except (i) the rights of Holders of Securities of such series to receive, from the trust fund described under "--Discharge, Legal Defeasance and Covenant Defeasance" above, payment of the principal of (and premium, if any) and interest on such Securities when such payments are due, (ii) the Company's obligations with respect to the Securities of such series under the provisions relating to exchanges, transfers and replacement of Securities, the maintenance of an office or agency of the Company and the defeasance trust fund and (iii) the rights, powers, trusts, duties and immunities of the Trustee thereunder. (Section 15.02)

  "U.S. Government Obligations" means securities that are (i) direct obligations of the United States for the payment of which its full faith and credit is pledged, or (ii) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States, which, in either case under clauses (i) or (ii), are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such U.S. Government Obligation or a specific payment of interest on or principal of any such U.S. Government Obligation held by such custodian for the account of the holder of a depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the U.S. Government Obligation or the specific payment of interest on or principal of the U.S. Government Obligation evidenced by such depository receipt. (Section 15.02)

                             PLAN OF DISTRIBUTION

  The Company may sell the Securities in and/or outside the United States: (i) through underwriters or dealers; (ii) directly to a limited number of purchasers or to a single purchaser; or (iii) through agents. The Prospectus Supplement with respect to Offered Securities will set forth the terms of the offering of the Offered Securities, including the name or names of any underwriters or agents, the purchase price of the Offered Securities and the proceeds to the Company from such sale, any delayed delivery arrangements, any underwriting discounts and other items constituting underwriters' compensation, any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

  If underwriters are used in the sale, the Offered Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The Securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. The underwriter or underwriters with respect to a particular underwritten offering of Securities will be named in the Prospectus Supplement relating to such offering and, if an underwriting syndicate is used, the managing underwriter or underwriters will be set forth on the cover of such Prospectus Supplement. Unless otherwise set forth in the Prospectus Supplement relating thereto, the obligations of the underwriters to purchase the Offered Securities will be subject to conditions precedent and the underwriters will be obligated to purchase all the Offered Securities if any are purchased.

  If dealers are utilized in the sale of Offered Securities in respect of which this Prospectus is delivered, the Company will sell such Offered Securities to the dealers as principals. The dealers may then resell such Offered Securities to the public at varying prices to be determined by such dealers at the time of resale. The names of the dealers and the terms of the transaction will be set forth in the Prospectus Supplement relating thereto.

  The Securities may be sold directly by the Company or through agents designated by the Company from time to time. Any agent involved in the offer or sale of the Offered Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by the Company to such agent will be set forth, in the Prospectus Supplement relating thereto.

  The Securities may be sold directly by the Company to institutional investors or others, who may be deemed to be underwriters within the meaning of the Act with respect to any resale thereof. The terms of any such sales will be described in the Prospectus Supplement relating thereto.

  Agents, dealers and underwriters may be entitled under agreements entered into with the Company to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof. Agents, dealers and underwriters may be customers of, engage in transactions with, or perform services for, the Company in the ordinary course of business.

  The Securities may or may not be listed on a national securities exchange. No assurance can be given that there will be a market for the Securities.

  Securities offered pursuant to this Prospectus may include debt securities of the Company which are convertible, exchangeable or redeemable into or for Kaiser Common Stock. In the event that any such Security is offered, the terms thereof will be set forth in the related Prospectus Supplement. No offering or sale of a Security which is convertible, exchangeable or redeemable into or for Kaiser Common Stock will be made unless a registration statement relating to such securities has become effective under the Act or an exemption from such registration is available. If such a Security is offered, this Prospectus, together with the related Prospectus Supplement, will include as an attachment a prospectus or will otherwise include disclosure with respect to the material information relating to Kaiser and Kaiser Common Stock into or for which such Security is convertible, exchangeable or redeemable.

                                 LEGAL MATTERS

  Certain legal matters in connection with the Securities offered hereby will be passed upon for the Company by Anthony R. Pierno, Esq., Senior Vice President and General Counsel of the Company.

                                    EXPERTS

  The Consolidated Financial Statements and Condensed Financial Information for the years ended December 31, 1995, 1994 and 1993 included in this Prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
MAXXAM INC. AND SUBSIDIARY COMPANIES
  Report of Independent Public Accountants................................ F- 2
  Consolidated Balance Sheet at December 31, 1995 and 1994................ F- 3
  Consolidated Statement of Operations for the Years Ended December 31,
   1995, 1994 and 1993.................................................... F- 4
  Consolidated Statement of Cash Flows for the Years Ended December 31,
   1995, 1994 and 1993.................................................... F- 5
  Consolidated Statement of Stockholder's Equity (Deficit) for the Years
   Ended December 31, 1995, 1994 and 1993................................. F- 6
  Notes to Consolidated Financial Statements.............................. F- 7
  Unaudited Summary Quarterly Financial Data.............................. F-41

                        CONDENSED FINANCIAL INFORMATION

  The following Parent only (unconsolidated) condensed financial information of MAXXAM Inc. was prepared in accordance with the Commission's rules and should be read in conjunction with the Audited Consolidated Financial
Statements of MAXXAM Inc. and its subsidiary companies on pages F-2 through F-40.

MAXXAM INC.--Parent only (Unconsolidated):
  Audited Information:
    Report of Independent Public Accountants.............................. F-42
    Balance Sheet at December 31, 1995 and 1994........................... F-43
    Statement of Operations for the years ended December 31, 1995, 1994 and 1993............................................................. F-44
    Statement of Cash Flows for the years ended December 31, 1995, 1994 and 1993............................................................. F-45
    Notes to Financial Statements......................................... F-46

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors of MAXXAM Inc.:

  We have audited the accompanying consolidated balance sheets of MAXXAM Inc. (a Delaware corporation) and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of operations, cash flows and stockholders' equity (deficit) for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MAXXAM Inc. and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

  As explained in Notes 5 and 6 to the consolidated financial statements, effective January 1, 1993, the Company changed its method of accounting for income taxes, postretirement benefits other than pensions and postemployment benefits.

                                          Arthur Andersen LLP

Houston, Texas
February 16, 1996

                          MAXXAM INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET

                                                                    DECEMBER 31,
                                                                  ------------------
                             ASSETS                                 1995      1994
                             ------                               --------  --------
                                                                   (IN MILLIONS OF
                                                                      DOLLARS,
                                                                    EXCEPT SHARE
                                                                      AMOUNTS)
Current assets:
  Cash and cash equivalents.....................................  $  104.2  $   84.6
  Marketable securities.........................................      45.9      40.3
  Receivables:
    Trade, net of allowance for doubtful accounts of $5.5 and
     $4.4 at
     December 31, 1995 and 1994, respectively...................     246.2     176.8
    Other.......................................................      98.9      62.9
  Inventories...................................................     606.8     541.4
  Prepaid expenses and other current assets.....................     129.7     185.3
                                                                  --------  --------
      Total current assets......................................   1,231.7   1,091.3
Property, plant and equipment, net..............................   1,231.9   1,231.6
Timber and timberlands, net of depletion of $139.6 and $123.9 at
 December 31, 1995 and 1994, respectively.......................     313.0     325.2
Investments in and advances to unconsolidated affiliates........     189.1     169.7
Deferred income taxes...........................................     414.0     425.6
Long-term receivables and other assets..........................     452.6     447.4
                                                                  --------  --------
                                                                  $3,832.3  $3,690.8
                                                                  ========  ========
             LIABILITIES AND STOCKHOLDERS' DEFICIT
             -------------------------------------
Current liabilities:
  Accounts payable..............................................  $  196.7  $  161.8
  Accrued interest..............................................      58.0      62.0
  Accrued compensation and related benefits.....................     166.5     138.3
  Other accrued liabilities.....................................     148.4     200.2
  Payable to affiliates.........................................      90.2      81.8
  Long-term debt, current maturities............................      25.1      33.7
                                                                  --------  --------
      Total current liabilities.................................     684.9     677.8
Long-term debt, less current maturities.........................   1,585.1   1,582.5
Accrued postretirement benefits.................................     742.6     743.1
Other noncurrent liabilities....................................     680.3     618.4
                                                                  --------  --------
      Total liabilities.........................................   3,692.9   3,621.8
                                                                  --------  --------
Commitments and contingencies
Minority interests..............................................     223.2     344.3
Stockholders' deficit:
  Preferred stock, $.50 par value; 12,500,000 shares authorized;
   Class A $.05
   Non-Cumulative Participating Convertible Preferred Stock;
   shares issued:
   1995--669,701 and 1994--669,957..............................        .3        .3
  Common stock, $.50 par value; 28,000,000 shares authorized;
   shares issued: 10,063,359....................................       5.0       5.0
  Additional capital............................................     155.0      53.2
  Accumulated deficit...........................................    (208.5)   (302.9)
  Pension liability adjustment..................................     (16.1)    (11.4)
  Treasury stock, at cost (shares held: preferred--845; common:
   1995--1,355,512 and 1994--1,355,768).........................     (19.5)    (19.5)
                                                                  --------  --------
      Total stockholders' deficit...............................     (83.8)   (275.3)
                                                                  --------  --------
                                                                  $3,832.3  $3,690.8
                                                                  ========  ========

   The accompanying notes are an integral part of these financial statements.

                          MAXXAM INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF OPERATIONS

                                                  YEARS ENDED DECEMBER 31,
                                                 ----------------------------
                                                   1995      1994      1993
                                                 --------  --------  --------
                                                  (IN MILLIONS OF DOLLARS,
                                                   EXCEPT SHARE AMOUNTS)
Net sales:
  Aluminum operations........................... $2,237.8  $1,781.5  $1,719.1
  Forest products operations....................    242.6     249.6     233.5
  Real estate and other operations..............     84.8      84.6      78.5
                                                 --------  --------  --------
                                                  2,565.2   2,115.7   2,031.1
                                                 --------  --------  --------
Costs and expenses:
  Costs of sales and operations (exclusive of
   depreciation and depletion):
    Aluminum operations.........................  1,798.4   1,625.5   1,587.7
    Forest products operations..................    127.1     129.6     134.6
    Real estate and other operations............     65.4      62.8      65.3
  Selling, general and administrative expenses..    195.8     169.4     183.0
  Depreciation and depletion....................    120.9     121.1     120.8
  Restructuring of aluminum operations..........       --        --      35.8
                                                 --------  --------  --------
                                                  2,307.6   2,108.4   2,127.2
                                                 --------  --------  --------
Operating income (loss).........................    257.6       7.3     (96.1)
Other income (expense):
  Investment, interest and other income
   (expense)....................................     18.2      (2.2)     69.8
  Interest expense..............................   (172.7)   (167.3)   (169.5)
  Amortization of deferred financing costs......     (8.6)     (9.6)    (15.6)
                                                 --------  --------  --------
Income (loss) before income taxes, minority
 interests, extraordinary item and cumulative
 effect of changes in accounting principles.....     94.5    (171.8)   (211.4)
Credit (provision) for income taxes.............    (14.8)     77.1      82.5
Minority interests..............................    (22.2)    (22.0)     (3.0)
                                                 --------  --------  --------
Income (loss) before extraordinary item and
 cumulative effect of changes in accounting
 principles.....................................     57.5    (116.7)   (131.9)
Extraordinary item:
  Loss on early extinguishment of debt, net of
   related benefits for minority interests of
   $nil in 1994 and $2.8 in 1993 and income
   taxes of $2.9 in 1994 and $27.5 in 1993,
   respectively.................................       --      (5.4)    (50.6)
Cumulative effect of changes in accounting
 principles:
  Postretirement benefits other than pensions
   and postemployment benefits, net of related
   benefits for minority interests of $64.6 and
   income taxes of $240.2.......................       --        --    (444.3)
  Accounting for income taxes...................       --        --      26.6
                                                 --------  --------  --------
Net income (loss)............................... $   57.5  $ (122.1) $ (600.2)
                                                 ========  ========  ========
Per common and common equivalent share:
  Income (loss) before extraordinary item and
   cumulative effect of changes in accounting
   principles................................... $   6.08  $ (12.35) $ (13.95)
  Extraordinary item............................       --      (.57)    (5.35)
  Cumulative effect of changes in accounting
   principles...................................        -         -    (44.17)
                                                 --------  --------  --------
  Net income (loss)............................. $   6.08  $ (12.92) $ (63.47)
                                                 ========  ========  ========

   The accompanying notes are an integral part of these financial statements.

                          MAXXAM INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                  YEARS ENDED DECEMBER 31,
                                                -------------------------------
                                                  1995       1994       1993
                                                ---------  ---------  ---------
                                                  (IN MILLIONS OF DOLLARS)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)...........................  $    57.5  $  (122.1) $  (600.2)
  Adjustments to reconcile net income (loss)
   to net cash provided by operating
   activities:
   Depreciation and depletion.................      120.9      121.1      120.8
   Minority interests.........................       22.2       22.0        3.0
   Amortization of deferred financing costs
    and discounts on long-term debt...........       19.5       19.3       21.7
   Amortization of excess investment over
    equity in net assets of unconsolidated
    affiliates................................       11.4       11.6       11.9
   Equity in (earnings) loss of unconsolidated
    affiliates................................      (19.1)      15.0        4.9
   Net gain on sales of real estate, mortgage
    loans and other assets....................       (9.7)      (6.5)     (45.8)
   Net gains on marketable securities.........       (8.6)      (4.2)      (7.1)
   Net sales (purchases) of marketable
    securities................................       (4.0)      12.9       31.1
   Extraordinary loss on early extinguishment
    of debt, net..............................         --        5.4       50.6
   Cumulative effect of changes in accounting
    principles, net...........................         --         --      417.7
   Decrease (increase) in prepaid expenses and
    other assets..............................       84.5      (47.9)       5.4
   Increase (decrease) in accounts payable....       34.7       26.3      (14.1)
   Decrease (increase) in receivables.........     (103.6)      24.5        5.0
   Decrease (increase) in inventories.........      (65.3)     (37.5)      10.9
   Increase in accrued and deferred income
    taxes.....................................      (13.1)     (77.2)     (96.5)
   Increase (decrease) in payable to
    affiliates and other liabilities..........       (1.2)      37.5      110.5
   Increase (decrease) in accrued interest....       (1.0)       8.3       14.3
   Other......................................       12.8       (4.0)       8.0
                                                ---------  ---------  ---------
     Net cash provided by operating
      activities..............................      137.9        4.5       52.1
                                                ---------  ---------  ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Net proceeds from disposition of property
   and investments............................       39.3       30.0      143.0
  Capital expenditures........................      (97.7)     (89.3)     (86.2)
  Investment in subsidiaries and joint
   ventures...................................      (15.9)      (7.4)      (9.4)
  Other.......................................       (1.1)      (1.2)      (2.8)
                                                ---------  ---------  ---------
     Net cash provided by (used for) investing
      activities..............................      (75.4)     (67.9)      44.6
                                                ---------  ---------  ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of long-term debt....        5.7      229.7    1,201.3
  Net borrowings (payments) under revolving
   credit agreements and short-term borrowings
   (payments).................................        4.4     (191.8)    (107.6)
  Proceeds from issuance of Kaiser capital
   stock......................................        1.2      100.1      119.3
  Restricted cash (deposits), net of
   withdrawals ...............................        1.0        1.2      (33.6)
  Redemptions, repurchase of and principal
   payments on long-term debt.................      (40.9)     (39.1)  (1,219.4)
  Dividends paid to Kaiser's minority
   preferred stockholders.....................      (20.5)     (13.7)      (5.6)
  Redemption of preference stock..............       (8.8)      (8.5)      (4.2)
  Incurrence of financing costs...............       (1.8)     (19.7)     (47.9)
  Other.......................................       16.8        5.9        3.0
                                                ---------  ---------  ---------
     Net cash provided by (used for) financing
      activities..............................      (42.9)      64.1      (94.7)
                                                ---------  ---------  ---------
NET INCREASE IN CASH AND CASH EQUIVALENTS.....       19.6         .7        2.0
CASH AND CASH EQUIVALENTS AT BEGINNING OF
 YEAR.........................................       84.6       83.9       81.9
                                                ---------  ---------  ---------
CASH AND CASH EQUIVALENTS AT END OF YEAR......  $   104.2  $    84.6  $    83.9
                                                =========  =========  =========
SUPPLEMENTARY SCHEDULE OF NON-CASH INVESTING
 AND FINANCING ACTIVITIES:
  Net margin borrowings (repayments) for
   marketable securities......................  $    (6.9) $     5.9  $     (.9)
  Reduction of stockholders' deficit due to
   redemption of Kaiser preferred stock.......      136.2         --         --
  Contribution of property in exchange for
   joint venture interest, net of deferred
   gain of $8.6...............................        1.3         --         --
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
 INFORMATION:
  Interest paid, net of capitalized interest..  $   162.8  $   149.3  $   149.1
  Income taxes paid, net......................       30.3       18.3       13.2

   The accompanying notes are an integral part of these financial statements.

                          MAXXAM INC. AND SUBSIDIARIES

            CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)

                         PREFERRED    COMMON STOCK               RETAINED   PENSION
                           STOCK    ----------------- ADDITIONAL EARNINGS  LIABILITY  TREASURY
                         ($.50 PAR) SHARES ($.50 PAR)  CAPITAL   (DEFICIT) ADJUSTMENT  STOCK   TOTAL
                         ---------- ------ ---------- ---------- --------- ---------- -------- ------
                                             (IN MILLIONS OF DOLLARS AND SHARES)
Balance, January 1,
 1993...................    $.3      8.7      $5.0      $ 47.9    $ 419.4    $ (9.0)   $(19.7) $443.9
  Net loss..............     --       --        --          --     (600.2)       --        --  (600.2)
  Gain from issuance of
   Kaiser Aluminum
   Corporation common
   stock................     --       --        --         3.3         --        --        --     3.3
  Additional pension
   liability............     --       --        --          --         --     (14.9)       --   (14.9)
                            ---      ---      ----      ------    -------    ------    ------  ------
Balance, December 31,
 1993...................     .3      8.7       5.0        51.2     (180.8)    (23.9)    (19.7) (167.9)
  Net loss..............     --       --        --          --     (122.1)       --        --  (122.1)
  Gain from issuance of
   Kaiser Aluminum
   Corporation common
   stock................     --       --        --         2.2         --        --        --     2.2
  Conversions of
   preferred stock to
   common stock.........     --       --        --         (.2)        --        --        .2      --
  Reduction of pension
   liability............     --       --        --          --         --      12.5        --    12.5
                            ---      ---      ----      ------    -------    ------    ------  ------
Balance, December 31,
 1994...................     .3      8.7       5.0        53.2     (302.9)    (11.4)    (19.5) (275.3)
                            ---      ---      ----      ------    -------    ------    ------  ------
  Net income............     --       --        --          --       57.5        --        --    57.5
  Gain from issuance of
   Kaiser Aluminum
   Corporation common
   stock................     --       --        --         2.5         --        --        --     2.5
  Redemption of Kaiser
   Aluminum Corporation
   preferred stock......     --       --        --        99.3       36.9        --        --   136.2
  Additional pension
   liability............     --       --        --          --         --      (4.7)       --    (4.7)
                            ---      ---      ----      ------    -------    ------    ------  ------
Balance, December 31,
 1995...................    $.3      8.7      $5.0      $155.0    $(208.5)   $(16.1)   $(19.5) $(83.8)
                            ===      ===      ====      ======    =======    ======    ======  ======


   The accompanying notes are an integral part of these financial statements.

                         MAXXAM INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                (IN MILLIONS OF DOLLARS, EXCEPT SHARE AMOUNTS)

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  BASIS OF PRESENTATION

 The Company

  The consolidated financial statements include the accounts of MAXXAM Inc. and its majority and wholly owned subsidiaries. All references to the "Company" include MAXXAM Inc. and its majority owned and wholly owned subsidiaries, unless otherwise indicated or the context indicates otherwise. Intercompany balances and transactions have been eliminated. Investments in affiliates (20% to 50%-owned) are accounted for utilizing the equity method of accounting. Certain reclassifications have been made to prior years' financial statements to be consistent with the current year's presentation.

  The Company is a holding company and, as such, conducts substantially all of its operations through its subsidiaries. The Company operates in three principal industries: aluminum, through its majority owned subsidiary, Kaiser Aluminum Corporation ("Kaiser"), a fully integrated aluminum producer; forest products, through its wholly owned subsidiary, Maxxam Group Inc. ("MGI") and MGI's wholly owned subsidiaries, principally The Pacific Lumber Company ("Pacific Lumber") and Britt Lumber Co., Inc. ("Britt"); real estate investment and development, managed through its wholly owned subsidiary, Maxxam Property Company; and other commercial operations through various other wholly owned subsidiaries.

 Description of the Company's Operations

  Kaiser operates in the aluminum industry through its principal operating subsidiary, Kaiser Aluminum & Chemical Corporation ("KACC"). KACC operates in all principal aspects of the aluminum industry--the mining of bauxite (the major aluminum-bearing ore), the refining of bauxite into alumina (the intermediate material), the production of aluminum, and the manufacture of fabricated and semi-fabricated aluminum products. KACC's production levels of alumina and primary aluminum exceed its internal requirements and allow it to be a major seller of alumina and primary aluminum in domestic and international markets. The substantial portion of the Company's consolidated assets, liabilities, revenues, results of operations and cash flows are attributable to Kaiser (see Note 11).

  Pacific Lumber operates in several principal aspects of the lumber industry--the growing and harvesting of redwood and Douglas-fir timber, the milling of logs into lumber and the manufacture of lumber into a variety of finished products. Britt manufactures redwood and cedar fencing and decking products from small diameter logs, a substantial portion of which is obtained from Pacific Lumber. Housing, construction and remodeling markets are the principal markets for the Company's lumber products. Export sales generally constitute less than 4% of forest products sales. A significant portion of forest products sales are made to third parties located west of the Mississippi river.

  The Company, principally through its wholly owned subsidiaries, is engaged in the business of residential and commercial real estate investment and development, primarily in California, Arizona, Texas and Puerto Rico. With respect to periods after October 6, 1995, other commercial operations include the results of Sam Houston Race Park, Ltd. ("SHRP, Ltd."), a Texas limited partnership which owns and operates a Class 1 horse racing facility in the greater Houston metropolitan area.

  The preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates and assumptions that affect (i) the reported amounts of assets and liabilities, (ii) disclosure of contingent assets and liabilities known to exist as of the date the financial statements are published, and (iii)

                         MAXXAM INC. AND SUBSIDIARIES

                (IN MILLIONS OF DOLLARS, EXCEPT SHARE AMOUNTS) the reported amount of revenues and expenses recognized during each period presented. The Company reviews all significant estimates affecting its consolidated financial statements on a recurring basis and records the effect of any necessary adjustments prior to their publication. Adjustments made with respect to the use of estimates often relate to improved information not previously available. Uncertainties with respect to such estimates and assumptions are inherent in the preparation of the Company's consolidated financial statements; accordingly, it is possible that the subsequent resolution of any one of the contingent matters described in Note 9 could differ materially from current estimates. The results of an adverse resolution of such uncertainties could have a material effect on the reported amounts of the Company's consolidated assets and liabilities.

  The cumulative losses of Kaiser in the first and second quarters of 1993, principally due to the implementation of the new accounting standard for postretirement benefits other than pensions as described in Note 6, eliminated Kaiser's equity with respect to its common stock; accordingly, the Company recorded 100% of Kaiser's losses in the third and fourth quarters of 1993 and all of 1994, without regard to the minority interests represented by Kaiser's other common stockholders (as described in Note 7). The Company recorded 100% of Kaiser's earnings in 1995 and will continue to do so until such time as the cumulative losses recorded by the Company with respect to Kaiser's minority common stockholders are recovered.

  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Cash Equivalents

  Cash equivalents consist of highly liquid money market instruments with original maturities of three months or less.

 Marketable Securities

  Marketable securities are carried at fair value. Prior to December 31, 1993, marketable securities were carried at the lower of cost or market. The cost of the securities sold is determined using the first-in, first-out method. Included in investment, interest and other income (expense) for each of the three years ended December 31, 1995 were: 1995--net unrealized holding gains of $1.9 and net realized gains of $6.8; 1994--net unrealized holding losses of $1.0 and net realized gains of $5.2; and 1993--net realized gains of $4.2, the recovery of $2.0 of net unrealized losses and net unrealized gains of $.9. Net unrealized losses represent the amount required to reduce the short-term marketable securities portfolios from cost to market value prior to December 31, 1993.

 Inventories

  Inventories are stated at the lower of cost or market. Cost for the aluminum and forest products operations inventories is primarily determined using the last-in, first-out ("LIFO") method. Other inventories of the aluminum operations, principally operating supplies and repair and maintenance parts, are stated at the lower of average cost or market. Inventory costs consist of material, labor and manufacturing overhead, including depreciation and depletion.

  The Company recorded pre-tax charges of approximately $19.4 in 1993 because of reductions in the carrying value of its aluminum operations inventories caused principally by prevailing lower prices for alumina, primary aluminum and fabricated aluminum products.

                         MAXXAM INC. AND SUBSIDIARIES

                (IN MILLIONS OF DOLLARS, EXCEPT SHARE AMOUNTS)

  Inventories consist of the following:

                                                                  DECEMBER 31,
                                                                  -------------
                                                                   1995   1994
                                                                  ------ ------
Aluminum Operations:
  Finished fabricated products................................... $ 91.5 $ 49.4
  Primary aluminum and work in process...........................  195.9  203.1
  Bauxite and alumina............................................  119.6  102.3
  Operating supplies and repair and maintenance parts............  118.7  113.2
                                                                  ------ ------
                                                                   525.7  468.0
                                                                  ------ ------
Forest Products Operations:
  Lumber.........................................................   65.5   61.3
  Logs...........................................................   15.6   12.1
                                                                  ------ ------
                                                                    81.1   73.4
                                                                  ------ ------
                                                                  $606.8 $541.4
                                                                  ====== ======

 Property, Plant and Equipment

  Property, plant and equipment is stated at cost, net of accumulated depreciation. Depreciation is computed principally utilizing the straight-line method at rates based upon the estimated useful lives of the various classes of assets.

 Timber and Timberlands

  Timber and timberlands are stated at cost, net of accumulated depletion. Depletion is computed utilizing the unit-of-production method based upon estimates of timber values and quantities.

 Deferred Financing Costs

  Costs incurred to obtain financing are deferred and amortized over the estimated term of the related borrowing.

 Restricted Cash and Concentrations of Credit Risk

  At December 31, 1995 and 1994, cash and cash equivalents includes $19.7 and $19.4, respectively, which is reserved for debt service payments on the Company's 7.95% Timber Collateralized Notes due 2015 (the "Timber Notes"). At December 31, 1995 and 1994, long-term receivables and other assets includes $31.4 and $32.4, respectively, of restricted cash deposits held for the benefit of the Timber Note holders as described in Note 4. Each of these deposits is held by a different financial institution. In the event of nonperformance by such financial institutions, the Company's exposure to credit loss is represented by the amounts deposited plus any unpaid accrued interest thereon. The Company mitigates its concentrations of credit risk with respect to these restricted cash deposits by maintaining them at high credit quality financial institutions and monitoring the credit ratings of these institutions.

 Restructuring of Aluminum Operations

  In 1993, Kaiser implemented a restructuring plan primarily for its flat-rolled products operation at its Trentwood plant in response to overcapacity in the aluminum rolling industry, flat demand in the U.S. can stock

                         MAXXAM INC. AND SUBSIDIARIES

                (IN MILLIONS OF DOLLARS, EXCEPT SHARE AMOUNTS) markets and declining demand for aluminum products sold to customers in the commercial aerospace industry, all of which had resulted in declining prices in Trentwood's key markets. Additionally, KACC implemented a plan to streamline its casting operations, which included the shutdown of two facilities located in Ohio. This entire restructuring was successfully completed by the end of 1995. The pre-tax charge for this restructuring of $35.8 included $25.2 for pension, severance and other termination benefits at Trentwood; $8.0 related to casting facilities; and $2.6 for various other items.

 Investment, Interest and Other Income (Expense)

  During 1994, the Company, Pacific Lumber and others agreed to a settlement, subsequently approved by the court, of class and related individual claims brought by former stockholders of Pacific Lumber against the Company, MGI, Pacific Lumber, former directors of Pacific Lumber and others concerning MGI's acquisition of Pacific Lumber. Of the $52.0 settlement, $33.0 was paid by insurance carriers of the Company and Pacific Lumber, $14.8 was paid by Pacific Lumber, and the balance was paid by other defendants and through the assignment of certain claims. In 1994, the Company recorded a pre-tax loss of $21.2 which consists of Pacific Lumber's $14.8 cash payment to the settlement fund, a $2.0 accrual for certain contingent claims, and $4.4 of related legal fees. Insofar as these matters do not originate from, or relate in any manner to, its ongoing operations, the Company recorded the settlement as a charge to investment, interest and other income (expense). Additionally, in February 1994, Pacific Lumber received a franchise tax refund of $7.2, the substantial portion of which represents interest, from the state of California relating to tax years 1972 through 1985. The net effect of these transactions are included in investment, interest and other income (expense) for the year ended December 31, 1994.

  Investment, interest and other income (expense) for the years ended December 31, 1995, 1994 and 1993 includes $17.8, $16.5 and $17.9, respectively, of pre-
tax charges related principally to establishing additional litigation reserves for asbestos claims and environmental reserves for potential solid waste disposal and soil and ground water remediation matters, each pertaining to operations which were discontinued prior to the acquisition of Kaiser by the Company in 1988. Investment, interest and other income for the year ended December 31, 1993 includes a fourth quarter pre-tax gain of $47.8 from the sale of sixteen multi-family real estate properties for cash proceeds of $113.6.

 Foreign Currency Translation

  The Company uses the United States dollar as the functional currency for its foreign operations.

 Derivative Financial Instruments

  Gains and losses arising from the use of derivative financial instruments are reflected in Kaiser's operating results concurrently with the consummation of the underlying hedged transactions. Deferred gains or losses are included in prepaid expenses and other current assets and other accrued liabilities. Kaiser does not hold or issue derivative financial instruments for trading purposes (see Note 10).

 Fair Value of Financial Instruments

  The carrying amounts of cash and cash equivalents and restricted cash approximate fair value. The fair value of marketable securities is determined based on quoted market prices. The estimated fair value of long-term debt is determined based on the quoted market prices for the publicly traded issues and on the current rates offered for borrowings similar to the other debt. MGI's publicly traded debt issues are thinly traded financial instruments; accordingly, their market prices at any balance sheet date may not be representative of the prices which would

                         MAXXAM INC. AND SUBSIDIARIES

                (IN MILLIONS OF DOLLARS, EXCEPT SHARE AMOUNTS) be derived from a more active market. The fair value of foreign currency contracts generally reflects the estimated amounts that Kaiser would receive to enter into similar contracts at the balance sheet date, thereby taking into account unrealized gains or losses on open contracts (see Note 10). The estimated fair values of the Company's financial instruments, along with the carrying amounts of the related assets (liabilities), are as follows:

                                       DECEMBER 31, 1995   DECEMBER 31, 1994
                                       ------------------  ------------------
                                       CARRYING    FAIR    CARRYING    FAIR
                                        AMOUNT    VALUE     AMOUNT    VALUE
                                       --------  --------  --------  --------
Cash and cash equivalents............. $  104.2  $  104.2  $   84.6  $   84.6
Marketable securities (held for
 trading purposes)....................     45.9      45.9      40.3      40.3
Restricted cash.......................     31.4      31.4      32.4      32.4
Long-term debt........................ (1,610.2) (1,672.0) (1,616.2) (1,545.9)
Foreign currency contracts............       --       1.9        --       3.5

 Stock-Based Compensation

  The Company applies the intrinsic value based method for accounting for stock or stock-based compensation awards described by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations (see Note 8).

 Per Share Information

  Per share calculations are based on the weighted average number of common shares outstanding in each year and, if dilutive, weighted average common equivalent shares and common stock options based upon the average price of the Company's common stock during the year. The weighted average number of common and common equivalent shares was 9,459,293 shares, 9,447,878 shares and 9,457,083 shares for the years ended December 31, 1995, 1994 and 1993, respectively.

2. INVESTMENTS IN AND ADVANCES TO UNCONSOLIDATED AFFILIATES

  KACC INVESTORS

  Kaiser's investments in unconsolidated affiliates are held by KACC. KACC holds a 28.3% interest in Queensland Alumina Limited ("QAL"), a leading producer of alumina, and a 49% interest in both Kaiser Jamaica Bauxite Company, a bauxite supplier, and Anglesey Aluminium Limited ("Anglesey"), which produces primary aluminum. KACC provides some of its affiliates with services such as financing, management and engineering. Purchases from these affiliates for the acquisition and processing of bauxite, alumina and primary aluminum aggregated $284.4, $219.7 and $206.6 for the years ended December 31, 1995, 1994 and 1993, respectively (see Note 9). KACC received dividends of $8.1 from the investees for the year ended December 31, 1995. No dividends were received for the years ended December 31, 1994 or 1993. KACC's equity in earnings (loss) before income taxes of such operations is treated as a reduction (increase) in cost of sales. At December 31, 1995 and 1994, KACC's net receivables from these affiliates were not material.

                         MAXXAM INC. AND SUBSIDIARIES

                (IN MILLIONS OF DOLLARS, EXCEPT SHARE AMOUNTS)

  Summarized combined financial information for KACC's investees is as follows:

                                                                  DECEMBER 31,
                                                                  -------------
                                                                   1995   1994
                                                                  ------ ------
Current assets................................................... $429.0 $342.3
Property, plant and equipment, net...............................  330.8  349.4
Other assets.....................................................   39.3   42.4
                                                                  ------ ------
  Total assets................................................... $799.1 $734.1
                                                                  ====== ======
Current liabilities.............................................. $125.4 $122.4
Long-term debt...................................................  331.8  307.6
Other liabilities................................................   35.6   31.0
Stockholders' equity.............................................  306.3  273.1
                                                                  ------ ------
  Total liabilities and stockholders' equity..................... $799.1 $734.1
                                                                  ====== ======

                                                      YEARS ENDED DECEMBER
                                                               31,
                                                     -------------------------
                                                      1995     1994     1993
                                                     -------  -------  -------
Net sales........................................... $ 685.9  $ 489.8  $ 510.3
Costs and expenses..................................  (618.7)  (494.8)  (527.2)
Credit (provision) for income taxes.................   (18.7)    (6.3)     1.9
                                                     -------  -------  -------
Net income (loss)................................... $  48.5  $ (11.3) $ (15.0)
                                                     =======  =======  =======
KACC's equity in earnings (loss) of affiliates...... $  19.2  $  (1.9) $  (3.3)
                                                     =======  =======  =======

  KACC's equity in earnings (loss) differs from the summary net income (loss) for unconsolidated affiliates due to various percentage ownerships in the constituent entities and the amortization of the excess of KACC's investment in the affiliates over its equity in their net assets. At December 31, 1995, KACC's investment in these affiliates exceeded its equity in their net assets by $54.9. KACC is amortizing this amount over a twelve-year period which results in an annual charge of approximately $11.4.

  OTHER INVESTEES

  In 1995, pursuant to a joint venture agreement with SunCor Development Company ("SunCor") for the purpose of developing and managing a real estate project, the Company, through a wholly owned real estate subsidiary, contributed 950 acres of undeveloped land valued at $10.0 and cash of $1.0 in exchange for a 50% interest. SunCor, the managing partner, contributed $11.0 in cash in exchange for its 50% interest. A subsidiary of the Company and SunCor are each guarantors of 50% of $4.6 aggregate principal amount of the joint venture's debt. At December 31, 1995, the joint venture had assets of $32.6, liabilities of $10.5 and equity of $22.1. For the year ended December 31, 1995, the joint venture incurred losses of $.2.

  On July 8, 1993, the Company, through various subsidiaries, acquired control of the general partner and became responsible for the management of SHRP, Ltd. for an investment of $9.1. The Company's subsidiaries held an initial equity interest in SHRP, Ltd. of 29.7%. The Company increased its equity interest in SHRP, Ltd. to 45.0% as a result of a $5.6 capital contribution in October 1994. At December 31, 1994, SHRP, Ltd. had assets of $76.9 ($6.5 current), liabilities of $88.6 ($13.4 current) and a deficiency in net assets of $11.7. SHRP, Ltd. incurred net losses for the years ended December 31, 1994 and 1993 of approximately $20.0 and $5.9, respectively. The Company recorded losses with respect to its investment in SHRP, Ltd. of $13.1 and $1.6 for the year ended December 31, 1994 and for the period from July 8, 1993 to December 31, 1993, respectively.

                         MAXXAM INC. AND SUBSIDIARIES

                (IN MILLIONS OF DOLLARS, EXCEPT SHARE AMOUNTS)

  1995 ACQUISITION OF MAJORITY INTEREST IN SHRP, LTD.

  On April 17, 1995, SHRP, Ltd. and its wholly owned subsidiary, together with SHRP, Ltd.'s largest limited partner (a wholly owned subsidiary of the Company), filed voluntary petitions seeking to reorganize under the provisions of Chapter 11 of the United States Bankruptcy Code. The bankruptcy plan (the "Plan") was confirmed on September 22, 1995, and the transactions called for by the Plan were completed on October 6, 1995. Such transactions included cash contributions to SHRP, Ltd. from a new investor group totaling $5.9 (of which wholly owned subsidiaries of the Company contributed $5.8). Additionally, a wholly owned subsidiary of the Company contributed a tract of land to SHRP, Ltd. (with a fair market value of $2.3). The new managing general partner of the reorganized SHRP, Ltd. is a wholly owned subsidiary of the Company. In an unrelated transaction, on October 20, 1995, a wholly owned subsidiary of the Company purchased, for $7.3 (which approximated fair value), $14.6 aggregate initial principal amount of the SHRP Notes (as defined in Note 4) and the corresponding equity interest in SHRP Equity, Inc. (a Delaware corporation and an additional general partner of the reorganized SHRP, Ltd.) to which the selling noteholder was entitled. After giving effect to the previously described transactions, wholly owned subsidiaries of the Company hold, directly or indirectly, approximately 78.8% of the equity in the reorganized SHRP, Ltd. Supplemental cash flows disclosure related to the acquisition of SHRP, Ltd. in October 1995 is as follows: assets acquired of $29.3, assumed liabilities of $20.7, and additional minority interest of $2.8.

  The assets and liabilities of SHRP, Ltd. are included in the accompanying Consolidated Balance Sheet as of December 31, 1995, and the results of SHRP, Ltd.'s operations and cash flows for the period from October 6, 1995 to December 31, 1995 are included in the accompanying Consolidated Statements of Operations and Cash Flows. The carrying value of SHRP, Ltd.'s assets and liabilities following its emergence from the Chapter 11 proceedings differs in material amounts from those of the predecessor entity. The pro forma disclosures, assuming SHRP, Ltd. was included in the Company's consolidated results of operations are as follows: revenue--$2,579.3, $2,135.9; income
(loss) before extraordinary items--$50.6, ($125.0); net income (loss)--$50.6, ($130.4); and earnings (loss) per common and common equivalent share--$5.35, ($13.80), for the years ended December 31, 1995 and 1994, respectively. The pro forma information excludes amounts attributable to SHRP, Ltd.'s extraordinary gain of $14.9 resulting from the restructuring transactions contained in the Plan. The extraordinary gain was omitted because the Company believes the item would distort normal trends.

3. PROPERTY, PLANT AND EQUIPMENT

  The major classes of property, plant and equipment are as follows:

                                                  ESTIMATED    DECEMBER 31,
                                                    USEFUL   ------------------
                                                    LIVES      1995      1994
                                                  ---------- --------  --------
Land and improvements............................ 5-30 years $  185.8  $  176.1
Buildings........................................ 5-45 years    272.4     259.6
Machinery and equipment.......................... 3-40 years  1,388.5   1,330.8
Construction in progress.........................                63.3      45.0
                                                             --------  --------
                                                              1,910.0   1,811.5
Less: accumulated depreciation...................              (678.1)   (579.9)
                                                             --------  --------
                                                             $1,231.9  $1,231.6
                                                             ========  ========

  Depreciation expense for the years ended December 31, 1995, 1994 and 1993 was $105.4, $105.7 and $104.9, respectively.

                          MAXXAM INC. AND SUBSIDIARIES

                 (IN MILLIONS OF DOLLARS, EXCEPT SHARE AMOUNTS)

4. LONG-TERM DEBT

  Long-term debt consists of the following:

                                                              DECEMBER 31,
                                                            ------------------
                                                              1995      1994
                                                            --------  --------
Corporate:
  14% MAXXAM Senior Subordinated Reset Notes due May 20,
   2000.................................................... $   25.0  $   25.0
  12 1/2% MAXXAM Subordinated Debentures due December 15,
   1999, net of discount...................................     16.5      20.9
  Other....................................................       .1        .2
Aluminum Operations:
  1994 KACC Credit Agreement...............................     13.1       6.7
  9 7/8% KACC Senior Notes due February 15, 2002, net of
   discount................................................    223.8     223.6
  Alpart CARIFA Loan.......................................     60.0      60.0
  12 3/4% KACC Senior Subordinated Notes due February 1,
   2003....................................................    400.0     400.0
  Other....................................................     61.2      69.2
Forest Products Operations:
  7.95% Scotia Pacific Timber Collateralized Notes due July
   20, 2015................................................    350.2     363.8
  11 1/4% MGI Senior Secured Notes due August 1, 2003......    100.0     100.0
  12 1/4% MGI Senior Secured Discount Notes due August 1,
   2003, net of discount...................................     92.5      82.8
  10 1/2% Pacific Lumber Senior Notes due March 1, 2003....    235.0     235.0
  Other....................................................       .8        .9
Real Estate and Other Operations:
  11% SHRP, Ltd. Senior Secured Extendible Notes due
   September 1, 2001, net of discount......................     13.3        --
  RTC Portfolio secured notes due December 31, 1999,
   interest at prime plus 3%...............................      8.0      10.0
  MCOP Credit Agreement....................................       .7       2.6
  Other notes and contracts, primarily secured by
   receivables, buildings, real estate and equipment.......     10.0      15.5
                                                            --------  --------
                                                             1,610.2   1,616.2
    Less: current maturities...............................    (25.1)    (33.7)
                                                            --------  --------
                                                            $1,585.1  $1,582.5
                                                            ========  ========

  CORPORATE

 14% MAXXAM Senior Subordinated Reset Notes due 2000 (the "Reset Notes")

  Pursuant to the terms of the indenture governing the Reset Notes, no further adjustments to the interest rate are permitted. The Reset Notes are redeemable at the Company's option, in whole or in part, at par.

 12 1/2% MAXXAM Subordinated Debentures due 1999 (the "12 1/2% Debentures")

  The 12 1/2% Debentures, which are net of discount of $1.1 and $1.7 at December 31, 1995 and 1994, respectively, have mandatory redemptions of $3.2 in December 1997 and $3.3 in December 1998. The 12 1/2% Debentures are redeemable at the Company's option, in whole or in part, at par.

                         MAXXAM INC. AND SUBSIDIARIES

                (IN MILLIONS OF DOLLARS, EXCEPT SHARE AMOUNTS)

 MAXXAM Demand Loan Agreement

  On October 10, 1994, the Company entered into a demand loan and pledge agreement (the "Custodial Trust Agreement") with Custodial Trust Company providing for up to $25.0 in borrowings. Any amounts drawn would be payable upon demand and be secured by Kaiser common stock owned by the Company (or such other marketable securities acceptable to the lender) with an initial market value (as defined therein) of approximately three times the amount borrowed. Borrowings under the Custodial Trust Agreement would bear interest at the prime rate plus 1% per annum. The Custodial Trust Agreement contains a negative pledge on 22 million shares of Kaiser's common stock owned by the Company and provides that the Company may sell such shares upon 24 hours notice to the Custodial Trust Company. No borrowings were outstanding as of December 31, 1995.

  ALUMINUM OPERATIONS

 The 1994 KACC Credit Agreement (as amended, the "1994 KACC Credit Agreement")

  The 1994 KACC Credit Agreement consists of a $325.0 five-year secured revolving line of credit which matures in 1999. KACC is able to borrow under the facility by means of revolving credit advances and letters of credit (up to $125.0) in an aggregate amount equal to the lesser of $325.0 or a borrowing base relating to eligible accounts receivable and inventory. As of December 31, 1995, $259.3 (of which $72.4 could have been used for letters of credit) was available to KACC under the 1994 KACC Credit Agreement. The 1994 KACC Credit Agreement is unconditionally guaranteed by Kaiser and by certain significant subsidiaries of KACC. Loans under the 1994 KACC Credit Agreement bear interest at a rate per annum, at KACC's election, equal to a Reference Rate (as defined) plus 1 1/2% or LIBOR (Reserve Adjusted) (as defined) plus 3 1/4%. Effective June 30, 1995, the interest rate margins applicable to borrowings under the 1994 KACC Credit Agreement may be reduced by up to 1 1/2% (non-cumulatively), based on a financial test, determined quarterly. As of December 31, 1995, the financial test permitted a reduction of 1 1/2% per annum in margins effective January 1, 1996. Kaiser recorded a pre-tax extraordinary loss of $8.3 ($5.4 after taxes) in the first quarter of 1994, consisting primarily of the write-off of unamortized deferred financing costs related to Kaiser's previous credit agreement (the "1989 KACC Credit Agreement").

  The 1994 KACC Credit Agreement requires KACC to maintain certain financial covenants and places restrictions on Kaiser's and KACC's ability to, among other things, incur debt and liens, make investments, pay dividends, undertake transactions with affiliates, make capital expenditures and enter into unrelated lines of business. The 1994 KACC Credit Agreement is secured by, among other things, (i) mortgages on KACC's major domestic plants (excluding Kaiser's Gramercy alumina plant), (ii) subject to certain exceptions, liens on the accounts receivable, inventory, equipment, domestic patents and trademarks and substantially all other personal property of KACC and certain of its subsidiaries, (iii) a pledge of all of the stock of KACC owned by Kaiser, and
(iv) pledges of all of the stock of a number of KACC's wholly owned domestic subsidiaries, pledges of a portion of the stock of certain foreign subsidiaries and pledges of a portion of the stock of certain partially owned foreign affiliates. Substantially all of the identifiable assets of the bauxite and alumina and aluminum processing segments (see Note 11) are attributable to KACC and collateralize the 1994 KACC Credit Agreement indebtedness.

 9 7/8% KACC Senior Notes due 2002 (the "KACC Senior Notes")

  Concurrent with the offering by Kaiser of the 8.255% Preferred Redeemable Increased Dividend Equity Securities (the "PRIDES") (see Note 7), KACC issued $225.0 of the KACC Senior Notes. The net proceeds from the offering of the KACC Senior Notes were used to reduce outstanding borrowings under the revolving

                         MAXXAM INC. AND SUBSIDIARIES

                (IN MILLIONS OF DOLLARS, EXCEPT SHARE AMOUNTS) credit facility of the 1989 KACC Credit Agreement immediately prior to the effectiveness of the 1994 KACC Credit Agreement and for working capital and general corporate purposes. The KACC Senior Notes are net of discount of $1.2 and $1.4 at December 31, 1995 and 1994, respectively.

 12 3/4% KACC Senior Subordinated Notes due 2003 (the "KACC Senior Subordinated Notes")

  On February 1, 1993, KACC issued $400.0 of the KACC Senior Subordinated Notes. The net proceeds from the sale of the KACC Senior Subordinated Notes were used to retire KACC's 14 1/4% Senior Subordinated Notes due 1995, to prepay $18.0 of the term loan under the 1989 KACC Credit Agreement and to reduce outstanding borrowings under the revolving credit facility of the 1989 KACC Credit Agreement. These transactions resulted in a pre-tax extraordinary loss of $33.0, consisting primarily of the payment of premiums and the write-off of unamortized discount and deferred financing costs on the 14 1/4% Senior Subordinated Notes.

  The obligations of KACC with respect to the KACC Senior Notes and the KACC Senior Subordinated Notes are guaranteed, jointly and severally, by certain subsidiaries of KACC. Pursuant to the terms of the 1994 KACC Credit Agreement, at December 31, 1995, Kaiser is precluded from paying any dividends on its common stock. Further, the indentures governing the KACC Senior Notes and the KACC Subordinated Notes provide that KACC must offer to purchase such notes upon the occurrence of a Change of Control (as defined therein), and the 1994 KACC Credit Agreement provides that the occurrence of a Change in Control (as defined therein) shall constitute an Event of Default thereunder.

 Alpart CARIFA Loan

  In December 1991, Alumina Partners of Jamaica ("Alpart," a majority owned subsidiary of KACC) entered into a loan agreement with the Caribbean Basin Projects Financing Authority ("CARIFA") under which CARIFA loaned Alpart the proceeds from the issuance of CARIFA's industrial revenue bonds. The terms of the loan parallel the bonds' repayment terms. The $38.0 aggregate principal amount of Series A bonds matures on June 1, 2008. Substantially all of the Series A bonds bear interest at a floating rate of 87% of the applicable LIBID rate (LIBOR less 1/8 of 1%). The $22.0 aggregate principal amount of Series B bonds matures on June 1, 2007 and bears interest at a fixed rate of 8.25%. Proceeds from the sale of the bonds were used by Alpart to refinance interim loans from the partners in Alpart, to pay eligible project costs for the expansion and modernization of its alumina refinery and related port and bauxite mining facilities, and to pay certain costs of issuance. Under the terms of the loan agreement, Alpart must remain a qualified recipient for Caribbean Basin Initiative funds as defined by applicable laws. Alpart has agreed to indemnify bondholders of CARIFA for certain tax payments that could result from events, as defined, that adversely affect the tax treatment of the interest income on the bonds. Alpart's obligations under the loan agreement are secured by a $64.2 letter of credit guaranteed by the partners in Alpart (of which $22.5 is guaranteed by Kaiser's minority partner).

  FOREST PRODUCTS OPERATIONS

 Scotia Pacific Timber Notes and 10 1/2% Pacific Lumber Senior Notes due 2003 (the "Pacific Lumber Senior Notes")

  On March 23, 1993, Pacific Lumber issued $235.0 of the Pacific Lumber Senior Notes and its newly formed wholly owned subsidiary, Scotia Pacific Holding Company ("Scotia Pacific"), issued $385.0 of the Timber Notes. Pacific Lumber and Scotia Pacific used the net proceeds from the sale of the Pacific Lumber Senior Notes and the Timber Notes, together with Pacific Lumber's cash and marketable securities, to (i) retire (a) $163.8 aggregate principal amount of Pacific Lumber's 12% Series A Senior Notes due July 1, 1996 (the "Series A Notes"), (b) $299.7 aggregate principal amount of Pacific Lumber's 12.2% Series B Senior Notes due July 1,

                         MAXXAM INC. AND SUBSIDIARIES

                (IN MILLIONS OF DOLLARS, EXCEPT SHARE AMOUNTS)
1996 (the "Series B Notes"), and (c) $41.7 aggregate principal amount of Pacific Lumber's 12 1/2% Senior Subordinated Debentures due July 1, 1998 (the "Debentures;" the Series A Notes, the Series B Notes and the Debentures are referred to collectively as the "Old Pacific Lumber Securities"), (ii) pay accrued interest on the Old Pacific Lumber Securities through the date of redemption, (iii) pay the applicable redemption premiums on the Old Pacific Lumber Securities, (iv) repay Pacific Lumber's $28.9 cogeneration facility loan, (v) fund the initial deposit of $35.0 to an account held by the trustee for the Timber Notes (the "Liquidity Account"), and (vi) pay a $25.0 dividend to a subsidiary of MGI. These transactions resulted in a pre-tax extraordinary loss of $38.1, consisting primarily of the payment of premiums and the write-off of unamortized discounts and deferred financing costs on the Old Pacific Lumber Securities.

  The indenture governing the Timber Notes (the "Timber Note Indenture") prohibits Scotia Pacific from incurring any additional indebtedness for borrowed money and limits the business activities of Scotia Pacific to the ownership and operation of its timber and timberlands. The Timber Notes are senior secured obligations of Scotia Pacific and are not obligations of, or guaranteed by, Pacific Lumber or any other person. The Timber Notes are secured by a lien on (i) Scotia Pacific's timber and timberlands (representing $179.4 of the Company's consolidated balance at December 31, 1995), (ii) substantially all of Scotia Pacific's property and equipment, and (iii) other property including cash equivalents reserved for debt service payments and the funds deposited in the Liquidity Account.

  The Timber Notes are structured to link, to the extent of available cash, the deemed depletion of Scotia Pacific's timber (through the harvest and sale of logs) to required amortization of the Timber Notes. The required amount of amortization due on any Timber Note payment date is determined by various mathematical formulas set forth in the Timber Note Indenture. The minimum amount of principal which Scotia Pacific must pay (on a cumulative basis) through any Timber Note payment date in order to avoid an Event of Default (as defined in the Timber Note Indenture) is referred to as rated amortization ("Rated Amortization"). If all payments of principal are made in accordance with Rated Amortization, the payment date on which Scotia Pacific will pay the final installment of principal is July 20, 2015. The amount of principal which Scotia Pacific must pay through each Timber Note payment date in order to avoid payment of prepayment or deficiency premiums is referred to as scheduled amortization ("Scheduled Amortization"). If all payments of principal are made in accordance with Scheduled Amortization, the payment date on which Scotia Pacific will pay the final installment of principal is July 20, 2009.

  Principal and interest on the Timber Notes are payable semi-annually on January 20 and July 20. The Timber Notes are redeemable at the option of Scotia Pacific, in whole but not in part, at any time. The redemption price of the Timber Notes is equal to the sum of the principal amount, accrued interest and a prepayment premium calculated based upon the yield of like-term Treasury securities plus 50 basis points.

  Interest on the Pacific Lumber Senior Notes is payable semi-annually on March 1 and September 1. The Pacific Lumber Senior Notes are redeemable at the option of Pacific Lumber, in whole or in part, on or after March 1, 1998 at a price of 103% of the principal amount plus accrued interest. The redemption price is reduced annually until March 1, 2000, after which time the Pacific Lumber Senior Notes are redeemable at par.

 Pacific Lumber Revolving Credit Agreement (as amended and restated, the "Pacific Lumber Credit Agreement")

  Borrowings under the Pacific Lumber Credit Agreement, which expires on May 31, 1998, are secured by Pacific Lumber's trade receivables and inventories, with interest computed at the bank's reference rate plus 1 1/4%

                         MAXXAM INC. AND SUBSIDIARIES

                (IN MILLIONS OF DOLLARS, EXCEPT SHARE AMOUNTS) or the bank's offshore rate plus 2 1/4%. The Pacific Lumber Credit Agreement provides for borrowings of up to $60.0, of which $15.0 may be used for standby letters of credit and $30.0 is restricted to timberland acquisitions. Borrowings made pursuant to the portion of the credit facility restricted to timberland acquisitions would also be secured by the purchased timberlands. As of December 31, 1995, $48.1 of borrowings was available under the Pacific Lumber Credit Agreement, of which $3.1 was available for letters of credit and $30.0 was restricted to timberland acquisitions. No borrowings were outstanding as of December 31, 1995, and letters of credit outstanding amounted to $11.9. The Pacific Lumber Credit Agreement contains covenants substantially similar to those contained in the indenture governing the Pacific Lumber Senior Notes.

  The indentures governing the Pacific Lumber Senior Notes, the Timber Notes, and the Pacific Lumber Credit Agreement contain various covenants which, among other things, limit the payment of dividends and restrict transactions between Pacific Lumber and its affiliates. As of December 31, 1995, under the most restrictive of these covenants, approximately $15.7 of dividends could be paid by Pacific Lumber.

 11 1/4% MGI Senior Secured Notes due 2003 (the "MGI Senior Notes") and
 12 1/4% MGI Senior Secured Discount Notes due 2003 (the "MGI Discount Notes")

  On August 4, 1993, MGI issued $100.0 aggregate principal amount of the MGI Senior Notes and $126.7 aggregate principal amount (approximately $70.0 net of original issue discount) of the MGI Discount Notes (together, the "MGI Notes"). The MGI Notes are secured by MGI's pledge of 100% of the common stock of Pacific Lumber, Britt and Maxxam Properties Inc. (a wholly owned subsidiary of MGI) and by the pledge of 28 million shares of Kaiser's common stock owned by the Company. The indenture governing the MGI Notes, among other things, restricts the ability of MGI to incur additional indebtedness, engage in transactions with affiliates, pay dividends and make investments. As of December 31, 1995, under the most restrictive of these covenants, approximately $1.9 of dividends could be paid by MGI, of which $1.6 was paid in January 1996. The MGI Notes are senior indebtedness of MGI; however, they are effectively subordinate to the liabilities of MGI's subsidiaries, which include the Timber Notes and the Pacific Lumber Senior Notes. The MGI Discount Notes are net of discount of $33.2 and $43.9 at December 31, 1995 and 1994, respectively.

  The MGI Senior Notes pay interest semi-annually on February 1 and August 1 of each year. The MGI Discount Notes will not pay any interest until February 1, 1999, at which time semi-annual interest payments will become due on each February 1 and August 1 thereafter.

  MGI used a portion of the net proceeds from the sale of the MGI Notes to retire the entire outstanding balance of its former 12 3/4% Notes at 101% of their principal amount, plus accrued interest through November 14, 1993. MGI used the remaining portion of the net proceeds from the sale of the MGI Notes, together with a portion of its existing cash resources, to pay a $20.0 dividend to the Company. The Company used such proceeds to redeem, on August 20, 1993, $20.0 aggregate principal amount of its Reset Notes at 100% of their principal amount plus accrued interest thereon. The early retirement of the 12 3/4% Notes and the redemption of $20.0 aggregate principal amount of the Reset Notes resulted in a pre-tax extraordinary loss of $9.8 consisting of net interest cost, the write-off of unamortized deferred financing costs, premiums and the write-off of unamortized original issue discount.

  REAL ESTATE AND OTHER OPERATIONS

 11% SHRP, Ltd. Senior Secured Extendible Notes due 2001 (the "SHRP Notes")

  The SHRP Notes were issued on October 6, 1995 at an aggregate principal amount of $37.9, maturing on September 1, 2001. The SHRP Notes were recorded at their estimated fair value which resulted in a discount of

                         MAXXAM INC. AND SUBSIDIARIES

                (IN MILLIONS OF DOLLARS, EXCEPT SHARE AMOUNTS) approximately $17.1. At December 31, 1995, the aggregate principal amount (including accrued interest thereon) of the SHRP Notes and the unamortized discount were $38.8 and $17.0, respectively. On October 20, 1995, a wholly owned subsidiary of the Company purchased approximately 39% of the SHRP Notes from an unrelated party. Accordingly, the amount of indebtedness shown in the accompanying table has been adjusted to reflect the elimination of the Company's holdings. Should the Texas Legislature pass certain gaming legislation, the SHRP Notes may be extended to September 1, 2003; such extension would increase the rate of interest to 13% per annum. The SHRP Notes are secured by substantially all of the assets of SHRP, Ltd., which aggregate $33.6 of the assets reflected on the accompanying Consolidated Balance Sheet at December 31, 1995. Interest on the SHRP Notes is payable in-kind on April 1 and October 1, and will not be payable in cash until a specified level of cash flow from operations has been achieved. Once cash interest payments commence, subsequent interest payments may not be paid in-kind. The indenture governing the SHRP Notes generally precludes the payment of cash distributions until two consecutive cash interest payments have been made.

 RTC Portfolio Secured Notes due 1999 (the "RTC Portfolio Loan")

  As of December 31, 1995, approximately $8.0 was outstanding pursuant to the RTC Portfolio Loan. The loan agreement governing the RTC Portfolio Loan provides for additional borrowings of up to approximately $12.1 on or before March 31, 1996. The Company anticipates that such amount will be borrowed if such date is not extended. Upon the sale of any secured property or loan, principal payments are required based on the release price (as defined) of such property or loan. The entire amount of the loan must also be paid if the principal balance declines to less than $8.0.

 The MCOP Credit Agreement (as amended, the "MCOP Credit Agreement")

  On July 15, 1995, a real estate subsidiary of the Company, MCO Properties Inc. ("MCOP"), amended and restated its revolving credit agreement with a bank which will expire on May 15, 1998. Borrowings under the MCOP Credit Agreement are secured primarily by (i) MCOP's eligible receivables and real estate held for investment or development and sale, (ii) MCOP's pledge of the common stock of certain of its subsidiaries, and (iii) the guarantee of certain of MCOP's subsidiaries and the Company. Further, the Company has pledged MCOP's common stock as additional security. Interest is computed at the bank's prime rate plus 1/2% or the bank's Eurodollar rate plus 2 3/4%. The MCOP Credit Agreement contains various covenants including a minimum net worth requirement and limitations on the payment of dividends, investments and the incurrence of indebtedness. The MCOP Credit Agreement provides for borrowings of up to $14.0, of which $8.5 may be used for standby letters of credit. The available credit is subject to borrowing base limitation calculations. As of December 31, 1995, $10.6 of additional borrowings was available under the MCOP Credit Agreement and outstanding letters of credit amounted to $2.1.

                         MAXXAM INC. AND SUBSIDIARIES

                (IN MILLIONS OF DOLLARS, EXCEPT SHARE AMOUNTS)

  OTHER

 Maturities

  Scheduled maturities of long-term debt outstanding at December 31, 1995 are as follows:

                                              YEARS ENDING DECEMBER 31,
                                       ----------------------------------------
                                       1996  1997  1998  1999  2000  THEREAFTER
                                       ----- ----- ----- ----- ----- ----------
14% MAXXAM Senior Subordinated Reset
 Notes...............................  $  -- $  -- $  -- $  -- $25.0  $     --
12 1/2% MAXXAM Subordinated
 Debentures..........................     --   3.2   3.3  11.1    --        --
1994 KACC Credit Agreement...........     --    --    --  13.1    --        --
9 7/8% KACC Senior Notes.............     --    --    --    --    --     225.0
Alpart CARIFA Loan...................     --    --    --    --    --      60.0
12 3/4% KACC Senior Subordinated
 Notes...............................     --    --    --    --    --     400.0
7.95% Scotia Pacific Timber
 Collateralized Notes................   14.1  16.2  19.3  21.6  24.0     255.0
11 1/4% MGI Senior Secured Notes.....     --    --    --    --    --     100.0
12 1/4% MGI Senior Secured Discount
 Notes...............................     --    --    --    --    --     125.7
10 1/2% Pacific Lumber Senior Notes..     --    --    --    --    --     235.0
11% SHRP, Ltd. Senior Secured
 Extendible Notes....................     --    --    --    --    --      43.4
RTC Portfolio secured notes..........     --    --    --   8.0    --        --
Other................................   11.0  10.2  10.1   1.6   2.0      38.0
                                       ----- ----- ----- ----- -----  --------
                                       $25.1 $29.6 $32.7 $55.4 $51.0  $1,482.1
                                       ===== ===== ===== ===== =====  ========

 Capitalized Interest

  Interest capitalized during the years ended December 31, 1995, 1994 and 1993 was $2.8, $3.0 and $4.4, respectively.

 Restricted Net Assets of Subsidiaries

  Certain debt instruments restrict the ability of the Company's subsidiaries to transfer assets, make loans and advances and pay dividends to the Company. As of December 31, 1995, all of the assets relating to the Company's aluminum, forest products, real estate and other operations are subject to such restrictions. The Company could eliminate all of such restrictions with respect to approximately $200.2 (see Note 11) of the Company's real estate assets with the extinguishment of $18.7 of debt.

5. INCOME TAXES

  Income (loss) before income taxes, minority interests, extraordinary item and cumulative effect of changes in accounting principles by geographic area is as follows:

                                                       YEARS ENDED DECEMBER
                                                                31,
                                                      -------------------------
                                                       1995     1994     1993
                                                      -------  -------  -------
Domestic............................................. $ (49.4) $(177.9) $(223.4)
Foreign..............................................   143.9      6.1     12.0
                                                      -------  -------  -------
                                                      $  94.5  $(171.8) $(211.4)
                                                      =======  =======  =======

                         MAXXAM INC. AND SUBSIDIARIES

                (IN MILLIONS OF DOLLARS, EXCEPT SHARE AMOUNTS)
  Income taxes are classified as either domestic or foreign based on whether payment is made or due to the United States or a foreign country. Certain income classified as foreign is subject to domestic income taxes.

  The credit (provision) for income taxes on income (loss) before income taxes, minority interests, extraordinary item and cumulative effect of changes in accounting principles consists of the following:

                                                        YEARS ENDED DECEMBER
                                                                 31,
                                                        -----------------------
                                                         1995     1994    1993
                                                        -------  ------  ------
Current:
  Federal.............................................. $  (4.3) $   --  $  (.1)
  State and local......................................     (.4)    (.2)   (1.3)
  Foreign..............................................   (40.2)  (18.0)   (7.9)
                                                        -------  ------  ------
                                                          (44.9)  (18.2)   (9.3)
                                                        -------  ------  ------
Deferred:
  Federal..............................................    35.4    94.3    77.1
  State and local......................................     (.4)     .4     2.7
  Foreign..............................................    (4.9)     .6    12.0
                                                        -------  ------  ------
                                                           30.1    95.3    91.8
                                                        -------  ------  ------
                                                        $(14.8)  $ 77.1  $ 82.5
                                                        =======  ======  ======

  The 1994 federal deferred credit for income taxes of $94.3 includes $36.0 for the benefit of operating loss carryforwards generated in 1994. The 1993 federal deferred credit for income taxes of $77.1 includes $29.2 for the benefit of operating loss carryforwards generated in 1993 and a $7.0 benefit for increasing net deferred income tax assets (liabilities) as of the date of enactment (August 10, 1993) of the Omnibus Budget Reconciliation Act of 1993, which retroactively increased the federal statutory income tax rate from 34% to 35% for periods beginning on or after January 1, 1993.

  A reconciliation between the credit (provision) for income taxes and the amount computed by applying the federal statutory income tax rate to income
(loss) before income taxes, minority interests, extraordinary item and cumulative effect of changes in accounting principles is as follows:

                                                       YEARS ENDED DECEMBER
                                                                31,
                                                      -------------------------
                                                       1995     1994     1993
                                                      -------  -------  -------
Income (loss) before income taxes, minority
 interests, extraordinary item and cumulative effect
 of changes in accounting principles................  $  94.5  $(171.8) $(211.4)
                                                      =======  =======  =======
Amount of federal income tax based upon the
 statutory rate.....................................  $ (33.1) $  60.1  $  74.0
Revision of prior years' tax estimates and other
 changes in valuation allowances....................     24.2     16.7      (.6)
Percentage depletion................................      4.2      5.6      6.4
Foreign taxes, net of federal tax benefit...........     (6.9)    (5.3)    (5.0)
State and local taxes, net of federal tax benefit...     (2.4)      .1       .9
Increase in net deferred income tax assets due to
 tax rate change....................................       --      1.8      7.0
Removal of Kaiser from the Company's consolidated
 federal return group...............................       --       --      3.5
Other...............................................      (.8)    (1.9)    (3.7)
                                                      -------  -------  -------
                                                      $ (14.8) $  77.1  $  82.5
                                                      =======  =======  =======

                         MAXXAM INC. AND SUBSIDIARIES

                (IN MILLIONS OF DOLLARS, EXCEPT SHARE AMOUNTS)
  The caption entitled "Revision of prior years' tax estimates and other changes in valuation allowances," as shown in the preceding table, includes amounts for the reversal of reserves which the Company no longer believes are necessary, other changes in prior year tax estimates and changes in valuation allowances with respect to deferred income tax assets. Generally, the reversal of reserves relate to the expiration of the relevant statute of limitations with respect to certain income tax returns, or the resolution of specific income tax matters with the relevant tax authorities. For the years ended December 31, 1995, 1994 and 1993, the reversal of reserves which the Company believes are no longer necessary amounted to $20.0, $20.1 and $2.9, respectively.

  As shown in the Consolidated Statement of Operations for the years ended December 31, 1994 and 1993, the Company reported extraordinary losses on the early extinguishment of debt. The Company reported the losses net of related deferred federal income taxes of $2.9 and $27.5, respectively, which approximated the federal statutory income tax rate in effect on the dates the transactions occurred.

  Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("SFAS 109"). The adoption of SFAS 109 changed the Company's method of accounting for income taxes to an asset and liability approach from the deferral method prescribed by Accounting Principles Board Opinion No. 11, Accounting for Income Taxes. The asset and liability approach requires the recognition of deferred income tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Under this method, deferred income tax assets and liabilities are determined based on the temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates. The cumulative effect of the change in accounting principle, as of January 1, 1993, increased the Company's results of operations by $26.6. The implementation of SFAS 109 required the Company to restate certain assets and liabilities to their pre-tax amounts from their net-of-tax amounts originally recorded in connection with the acquisitions of various subsidiaries in prior years. As a result of restating these assets and liabilities, the loss before income taxes, minority interests, extraordinary item and cumulative effect of changes in accounting principles for the year ended December 31, 1993 was increased by $5.9.

                         MAXXAM INC. AND SUBSIDIARIES

                (IN MILLIONS OF DOLLARS, EXCEPT SHARE AMOUNTS)

  Certain of the deferred income tax assets and liabilities listed in the following table are included in the Consolidated Balance Sheet in the captions entitled prepaid expenses and other current assets, other accrued liabilities and other noncurrent liabilities. The components of the Company's net deferred income tax assets (liabilities) are as follows:

                                                                 DECEMBER 31,
                                                                 --------------
                                                                  1995    1994
                                                                 ------  ------
Deferred income tax assets:
  Postretirement benefits other than pensions................... $293.6  $297.2
  Loss and credit carryforwards.................................  190.5   208.8
  Other liabilities.............................................  139.0   133.5
  Real estate...................................................   58.1    71.5
  Pensions......................................................   56.0    51.0
  Timber and timberlands........................................   41.9    46.2
  Foreign and state deferred income tax liabilities.............   30.8    28.1
  Property, plant and equipment.................................   23.3    23.7
  Other.........................................................   32.5    26.7
  Valuation allowances.......................................... (141.5) (147.0)
                                                                 ------  ------
    Total deferred income tax assets, net.......................  724.2   739.7
                                                                 ------  ------
Deferred income tax liabilities:
  Property, plant and equipment................................. (177.9) (202.7)
  Investments in and advances to unconsolidated affiliates......  (66.4)  (63.8)
  Inventories...................................................  (15.5)  (27.4)
  Other.........................................................  (22.8)  (20.0)
                                                                 ------  ------
    Total deferred income tax liabilities....................... (282.6) (313.9)
                                                                 ------  ------
Net deferred income tax assets.................................. $441.6  $425.8
                                                                 ======  ======

  The valuation allowances listed above relate primarily to loss and credit carryforwards and postretirement benefits other than pensions. As of December 31, 1995, approximately $291.8 of the net deferred income tax assets listed above are attributable to Kaiser. Of this amount, approximately $97.7 relates to the benefit of loss and credit carryforwards, net of valuation allowances. The Company evaluated all appropriate factors to determine the proper valuation allowances for these carryforwards, including any limitations concerning their use, the year the carryforwards expire and the levels of taxable income necessary for utilization. For example, full valuation allowances were provided for certain credit carryforwards that expire in the near term. With regard to future levels of income, the Company believes that Kaiser, based on the cyclical nature of its business, its history of prior operating earnings and its expectations for future years, will more likely than not generate sufficient taxable income to realize the benefit attributable to the loss and credit carryforwards for which valuation allowances were not provided. The remaining portion of Kaiser's net deferred income tax assets is approximately $194.1 at December 31, 1995. A principal component of this amount is the tax benefit associated with the accrual for postretirement benefits other than pensions. The future tax deductions with respect to the turnaround of this accrual will occur over a thirty to forty-year period. If such deductions create or increase a net operating loss in any one year, Kaiser has the ability to carry forward such loss for fifteen taxable years. For these reasons, the Company believes a long-term view of profitability is appropriate and has concluded that this net deferred income tax asset will more likely than not be realized despite Kaiser's operating losses incurred in recent years. The net deferred income tax assets listed above which are not attributable to Kaiser are

                         MAXXAM INC. AND SUBSIDIARIES

                (IN MILLIONS OF DOLLARS, EXCEPT SHARE AMOUNTS) approximately $149.8 as of December 31, 1995. This amount includes approximately $91.2 which relates to the excess of the tax basis over financial statement basis with respect to timber and timberlands and real estate. The Company has concluded that it is more likely than not that these net deferred income tax assets will be realized based in part upon the estimated values of the underlying assets which are in excess of their tax basis.

  The Company files consolidated federal income tax returns together with its domestic subsidiaries. As a consequence of Kaiser's public offering of shares on June 30, 1993, as discussed in Note 7, Kaiser and its subsidiaries are no longer included in the consolidated federal income tax return group of the Company. Kaiser and its subsidiaries have become members of a new consolidated return group of which Kaiser is the common parent corporation (the "New Kaiser Tax Group"). The New Kaiser Tax Group files consolidated federal income tax returns for taxable periods beginning on or after July 1, 1993.

  The following table presents the tax attributes for federal income tax purposes at December 31, 1995 attributable to the Company and to the New Kaiser Tax Group. The utilization of certain of these tax attributes is subject to limitations.

                                                               NEW KAISER TAX
                                               THE COMPANY         GROUP
                                             ---------------- ----------------
                                                    EXPIRING         EXPIRING
                                                    THROUGH          THROUGH
                                                   ----------       ----------
Regular Tax Attribute Carryforwards:
  Current year net operating loss........... $26.4    2010    $  --      --
  Prior year net operating losses...........  51.2    2009     32.9    2007
  General business tax credits..............    .9    2002     28.4    2008
  Foreign tax credits.......................    --      --     89.7    2000
  Alternative minimum tax credits...........   1.5 Indefinite  19.4 Indefinite
Alternative Minimum Tax Attribute
 Carryforwards:
  Current year net operating loss........... $21.6    2010    $  --      --
  Prior year net operating losses...........  42.4    2009     17.1    2002
  Foreign tax credits.......................    --      --     83.5    2000

6. EMPLOYEE BENEFIT AND INCENTIVE PLANS

  POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

  The Company has unfunded defined postretirement benefit plans which cover most of its employees. Under the plans, employees are eligible for health care benefits (and life insurance benefits for Kaiser employees) upon retirement. Retirees from companies other than Kaiser make contributions for a portion of the cost of their health care benefits.

  The Company adopted Statement of Financial Accounting Standards No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions ("SFAS 106") as of January 1, 1993. The costs of postretirement benefits other than pensions are accrued over the period the employees provide services to the date of their full eligibility for such benefits. Previously, such costs were expensed as actual claims were incurred. The cumulative effect of the change in accounting principle for the adoption of SFAS 106 was recorded as a charge to results of operations of $437.9, net of related benefits for minority interests of $63.6 and income taxes of $236.8. The deferred income tax benefit related to the adoption of SFAS 106 was recorded at the federal statutory rate in effect on the date SFAS 106 was adopted, before giving effect to certain valuation allowances.

                         MAXXAM INC. AND SUBSIDIARIES

                (IN MILLIONS OF DOLLARS, EXCEPT SHARE AMOUNTS)
  The adoption of SFAS 106 increased the Company's loss before extraordinary item and cumulative effect of changes in accounting principles by $13.3, or $1.41 per share ($19.9 before income taxes), for the year ended December 31, 1993.

  In 1995, Kaiser adopted the Kaiser Aluminum Medicare Program ("KAMP"). KAMP is mandatory for all salaried retirees over 65 and for the United Steelworkers of America ("USWA") retirees who retire after December 31, 1995, and when they become 65, and voluntary for other hourly retirees of Kaiser's operations in California, Louisiana, and Washington. The USWA contract, ratified on February 28, 1995, also contained changes to the retiree health benefits including increased retirees' copayments, deductibles, and coinsurance, and restricted Medicare Part B premium reimbursement to the 1995 level for employees retiring after November 1, 1994. These changes will lower Kaiser's expenses for retiree medical care.

  Postretirement benefits other than pensions are generally provided through contracts with various insurance carriers. The Company has not funded the liability for these benefits, which are expected to be paid out of cash generated by operations. A summary of the components of net periodic postretirement benefit cost is as follows:

                                                   YEARS ENDED DECEMBER 31,
                                                  ----------------------------
                                                    1995      1994      1993
                                                  --------  --------  --------
Service cost--benefits earned during the year.... $    4.9  $    8.8  $    7.4
Interest cost on accumulated postretirement
 benefit obligation..............................     52.7      57.5      59.0
Net amortization and deferral....................     (9.1)     (3.2)       --
                                                  --------  --------  --------
Net periodic postretirement benefit cost......... $   48.5  $   63.1  $   66.4
                                                  ========  ========  ========

  The postretirement benefit liability recognized in the Company's Consolidated Balance Sheet is as follows:

                                                                  DECEMBER 31,
                                                                  -------------
                                                                   1995   1994
                                                                  ------ ------
Retirees......................................................... $558.9 $568.3
Actives eligible for benefits....................................   31.5   31.4
Actives not eligible for benefits................................   65.5  102.8
                                                                  ------ ------
  Accumulated postretirement benefit obligation..................  655.9  702.5
Unrecognized prior service cost..................................  111.1   31.8
Unrecognized net gain (loss).....................................   22.4   55.8
                                                                  ------ ------
  Postretirement benefit liability............................... $789.4 $790.1
                                                                  ====== ======

  The annual assumed rates of increase in the per capita cost of covered benefits (i.e., health care cost trend rates) are approximately 8.0% and 7.5% for retirees under age 65 and over age 65, respectively, and are assumed to decrease gradually to approximately 5.0% in 2008 and remain at that level thereafter. Each one percentage point increase in the assumed health care cost trend rate would increase the accumulated postretirement benefit obligation as of December 31, 1995 by approximately $69.7 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost by approximately $7.9.

  The discount rates and rates of compensation increase used in determining the accumulated postretirement benefit obligation were 7.5% and 5.0% at December 31, 1995, respectively, and 8.5% and 5.0% at December 31, 1994, respectively.

                         MAXXAM INC. AND SUBSIDIARIES

                (IN MILLIONS OF DOLLARS, EXCEPT SHARE AMOUNTS)

  RETIREMENT PLANS

  The Company has various retirement plans which cover essentially all employees. Most of the Company's employees are covered by defined benefit plans. The benefits are determined under formulas based on years of service and the employee's compensation. The Company's funding policy is to contribute annually an amount at least equal to the minimum cash contribution required by ERISA.

  The Company has various defined contribution savings plans designed to enhance the existing retirement programs of participating employees. Under the MAXXAM Inc. Savings Plan (the "MAXXAM Savings Plan"), employees may elect to contribute up to 16% of their compensation to the plan. For those participants who have elected to make voluntary contributions to the MAXXAM Savings Plan, the Company's contributions consist of a matching contribution of up to 4% of the compensation of participants for each calendar quarter. Under the Kaiser Aluminum Savings and Retirement Plan, salaried employees may elect to contribute from 2% to 18% of their compensation to the plan. For those eligible participants who have elected to make contributions to the plan, Kaiser's contributions are determined based on earnings and net worth formulas. In 1995, Kaiser adopted the Kaiser Aluminum Total Compensation System, an unfunded incentive compensation program, which provides incentive pay based upon performance against plan over a three-year period.

  A summary of the components of net periodic pension costs for the defined benefit plans and total pension costs for the defined contribution plans and non-qualified retirement and incentive plans is as follows:

                                                     YEARS ENDED DECEMBER 31,
                                                     ---------------------------
                                                       1995     1994     1993
                                                     --------  -------- --------
Defined benefit plans:
  Service cost-benefits earned during the year...... $   12.1  $  13.6  $  13.0
  Interest cost on projected benefit obligations....     62.5     59.5     60.8
  Return on assets:
    Actual gain.....................................   (118.7)     (.8)   (73.9)
    Deferred gain (loss)............................     64.6    (53.0)    15.9
  Net amortization and deferral.....................      8.7      2.8      4.7
                                                     --------  -------  -------
  Net periodic pension cost.........................     29.2     22.1     20.5
Defined contribution plans..........................      5.4      2.8      1.7
Non-qualified retirement and incentive plans........      8.2      5.0      4.3
                                                     --------  -------  -------
                                                     $   42.8  $  29.9  $  26.5
                                                     ========  =======  =======

                         MAXXAM INC. AND SUBSIDIARIES

                (IN MILLIONS OF DOLLARS, EXCEPT SHARE AMOUNTS)

  The following table sets forth the funded status and amounts recognized for the defined benefit plans in the Consolidated Balance Sheet:

                                                               DECEMBER 31,
                                                              ----------------
                                                               1995     1994
                                                              -------  -------
Actuarial present value of accumulated plan benefits:
  Vested benefit obligation.................................  $ 781.7  $ 684.3
  Non-vested benefit obligation.............................     31.1     42.9
                                                              -------  -------
    Total accumulated benefit obligation....................  $ 812.8  $ 727.2
                                                              =======  =======
Projected benefit obligation................................  $ 853.1  $ 761.2
Plan assets at fair value, primarily common stocks and fixed
 income obligations.........................................   (623.1)  (546.9)
                                                              -------  -------
Projected benefit obligation in excess of plan assets.......    230.0    214.3
Unrecognized net transition obligation......................      (.6)     (.9)
Unrecognized net loss.......................................    (54.9)   (40.4)
Unrecognized prior service cost.............................    (29.1)   (31.6)
Adjustment required to recognize minimum liability..........     49.8     42.9
                                                              -------  -------
    Accrued pension cost....................................  $ 195.2  $ 184.3
                                                              =======  =======

  The assumptions used in accounting for the defined benefit plans were as follows:

                                                                  DECEMBER 31,
                                                                 ---------------
                                                                 1995 1994 1993
                                                                 ---- ---- -----
Rate of increase in compensation levels......................... 5.0% 5.0%  5.0%
Discount rate................................................... 7.5% 8.5%  7.5%
Expected long-term rate of return on assets..................... 9.5% 9.5% 10.0%

  The Company has recorded an additional pension liability equal to the excess of the accumulated benefit obligation over the fair value of plan assets. The amount of the additional pension liability in excess of unrecognized prior service cost is recorded as a reduction to stockholders' equity. In 1995 and 1994, the pension liability adjustment increased by $4.7 and decreased by $12.5, respectively. These adjustments were recorded net of a related deferred federal and state income tax credit (provision) of $2.8 and ($7.3), respectively, which approximated the federal and state statutory rates.

  POSTEMPLOYMENT BENEFITS

  The Company adopted Statement of Financial Accounting Standards No. 112, Employers' Accounting for Postemployment Benefits ("SFAS 112") as of January 1, 1993. The costs of postemployment benefits are accrued over the period the employees provide services to the date of their full eligibility for such benefits. Previously, such costs were expensed as actual claims were incurred. The cumulative effect of the change in accounting principle for the adoption of SFAS 112 was recorded as a charge to results of operations of $6.4, net of related benefits for minority interests of $1.0 and income taxes of $3.4.

                         MAXXAM INC. AND SUBSIDIARIES

                (IN MILLIONS OF DOLLARS, EXCEPT SHARE AMOUNTS)

7. MINORITY INTERESTS

  Minority interests represent the following:

                                                                  DECEMBER 31,
                                                                  -------------
                                                                   1995   1994
                                                                  ------ ------
Kaiser Aluminum Corporation:
  Common stock, par $.01......................................... $   -- $   --
  $.65 Depositary Shares.........................................     --  128.0
  8.255% PRIDES..................................................   98.1  100.1
Subsidiary redeemable preference stock:
  KACC Series A and B Cumulative Preference Stock, par $1........   29.7   29.1
  KACC Cumulative Convertible Preference Stock, par $100.........    1.7    1.7
KACC Minority Interests:
  Alumina Partners of Jamaica....................................   73.9   70.4
  Volta Aluminium Company Limited................................   14.9   13.6
  Kaiser LaRoche Hydrate Partners................................    2.5    1.4
Sam Houston Race Park, Ltd.......................................    2.4     --
                                                                  ------ ------
                                                                  $223.2 $344.3
                                                                  ====== ======

  As a result of Kaiser's issuance of preferred stock in 1993 and 1994, the 1995 redemption of the Depositary Shares (each as described below), and the issuance of Kaiser's common stock in connection with the LTIP (as described below), the Company's equity interest in Kaiser has decreased to approximately 62% on a fully diluted basis, as of December 31, 1995.

  KAISER PROPOSED RECAPITALIZATION

  On February 5, 1996, Kaiser announced that it had filed a preliminary proxy statement with the Securities and Exchange Commission relating to a proposed recapitalization. Under the terms of the proposed recapitalization, the relative ownership interest and voting power of stockholders would be unchanged as a result of the recapitalization (except as a result of the treatment of fractional shares). The proposed recapitalization would (i) provide for two classes of common stock: Class A Common Shares, $.01 par value, with one vote per share and a new lesser-voting class designated as Common Stock, $.01 par value, with 1/10 vote per share, (ii) redesignate as Class A Common Shares the 100 million currently authorized shares of existing common stock and authorize 250 million shares to be designated as Common Stock, and (iii) change each issued share of Kaiser's existing common stock into (a) .33 of a Class A Common Share and (b) .67 of a share of Common Stock. Kaiser would pay cash in lieu of fractional shares. Kaiser anticipates that both the Class A Common Shares and the Common Stock would be approved for trading on the New York Stock Exchange. Upon the effective date of the recapitalization, approximately 23.6 million Class A Common Shares and 48.0 million shares of Common Stock would be issued and outstanding. The proportionate voting power of the holders of the PRIDES would increase immediately after the effectiveness of the recapitalization until such shares are redeemed or converted, which would occur on or before December 31, 1997. As of January 31, 1996, holders of the existing common stock and the PRIDES had 91.2% and 8.8%, respectively, of the total voting power of all stockholders. Immediately after the recapitalization, the voting power of such holders of the PRIDES would increase to 19.6% in the aggregate, with a corresponding reduction in the voting power of such holders of the existing common stock. At such time as the PRIDES were redeemed or converted, the relative voting power of such holders of the PRIDES would decrease and the relative voting power for both such holders of the PRIDES

                         MAXXAM INC. AND SUBSIDIARIES

                (IN MILLIONS OF DOLLARS, EXCEPT SHARE AMOUNTS) and the existing common stock would be approximately the same as it would have been had the recapitalization not occurred.

  $.65 DEPOSITARY SHARES

  On June 30, 1993, Kaiser issued 17,250,000 of its $.65 Depositary Shares (the "Depositary Shares"), each representing one-tenth of a share of Series A Mandatory Conversion Premium Dividend Preferred Stock (the "Series A Shares"). In connection with the issuance of the Depositary Shares, Kaiser issued an additional 2,132,950 of its Depositary Shares to MGI in exchange for a $15.0 promissory note issued by KACC which evidenced a $15.0 cash loan made by MGI to KACC in January 1993 (the "MGI Loan"). Kaiser made capital contributions and intercompany loans to KACC from the proceeds of the sale of the Series A Shares. KACC used approximately $13.7 of such funds to prepay the remaining balance of the term loan under the 1989 KACC Credit Agreement and $105.6 of such funds to reduce outstanding borrowings under the revolving credit facility of the 1989 KACC Credit Agreement. The Depositary Shares called for the payment of quarterly dividends (when and as declared by Kaiser's Board of Directors) of approximately $3.2 ($.1625 per share). The Company accounted for Kaiser's issuance of the Depositary Shares as additional minority interest.

  On September 19, 1995, Kaiser redeemed all 1,938,295 of its Series A Shares, which resulted in the simultaneous redemption of all 19,382,950 Depositary Shares in exchange for (i) 13,126,521 shares of Kaiser's common stock, (ii) cash equal to all accrued and unpaid dividends up to and including the day immediately prior to the redemption date of $2.8, and (iii) cash in lieu of any fractional shares of common stock that would have otherwise been issuable.

  During 1994, the Company sold 1,239,400 of the Depositary Shares for aggregate net proceeds of $10.3, resulting in pre-tax gains of $1.6. From January through May of 1995, the Company sold the remaining Depositary Shares that it owned for aggregate net proceeds of $7.6, resulting in pre-tax gains of $1.3. As a result of these sales, the shares of Kaiser's common stock which were issued upon redemption of the Series A Shares are held by minority stockholders. The Company has recorded 100% of the losses attributable to Kaiser's common stock since July 1993, as Kaiser's cumulative losses through that date had eliminated Kaiser's equity with respect to its common stock. The redemption of Kaiser's Series A Shares, together with the voluntary redemption of 181,700 shares of PRIDES in 1995, decreased Kaiser's preferred equity, and reduced Kaiser's deficit in common equity, by $136.2. Accordingly, the Company recorded an adjustment to reduce the minority interests reflected on its Consolidated Balance Sheet for that same amount, with an offsetting decrease in the Company's stockholders' deficit.

  8.255% PREFERRED REDEEMABLE INCREASED DIVIDEND EQUITY SECURITIES

  During the first quarter of 1994, Kaiser consummated a public offering for the sale of 8,855,550 shares of its PRIDES. The net proceeds from the sale of the PRIDES were approximately $100.1. Kaiser used $33.2 of such net proceeds to make non-interest bearing loans to KACC (evidenced by notes) which are designed to provide sufficient funds to make the required dividend payments on the PRIDES until December 31, 1997 (the "PRIDES Mandatory Conversion Date") and $66.9 of such net proceeds to make capital contributions to KACC. Holders of shares of PRIDES have a 4/5 vote for each share held of record and, except as required by law, are entitled to vote together with the holders of Kaiser's common stock and together with the holders of any other classes or series of Kaiser's stock who are entitled to vote in such manner on all matters submitted to a vote of common stockholders. On December 31, 1997, unless either previously redeemed or converted at the option of the holder, each outstanding share of PRIDES will mandatorily convert into one share of Kaiser's common stock, subject to adjustment in certain events, and the right to receive an amount in cash equal to all accrued and unpaid

                         MAXXAM INC. AND SUBSIDIARIES

                (IN MILLIONS OF DOLLARS, EXCEPT SHARE AMOUNTS) dividends thereon. Shares of PRIDES are not redeemable, at the election of Kaiser, prior to December 31, 1996. At any time and from time to time on or after December 31, 1996, Kaiser may redeem any or all of the outstanding shares of PRIDES. Upon any such redemption, each holder will receive, in exchange for each share of PRIDES, the number of shares of Kaiser's common stock equal to (i) the sum of $11.9925, declining after December 31, 1996 to $11.75 until December 31, 1997, plus, in the event Kaiser does not elect to pay cash dividends to the redemption date, all accrued and unpaid dividends thereon divided by (ii) the Current Market Price (as defined) on the applicable date of determination, but in no event less than .8333 of a share of Kaiser's common stock, subject to adjustment in certain events. At any time prior to December 31, 1997, unless previously redeemed, each share of PRIDES is convertible at the option of the holder thereof into .8333 of a share of Kaiser's common stock (equivalent to a conversion price of $14.10 per share of Kaiser's common stock), subject to adjustment in certain events. The number of shares of Kaiser's common stock a holder will receive upon redemption, and the value of the shares received upon conversion, will vary depending on the market price of Kaiser's common stock from time to time. The PRIDES call for the payment of quarterly dividends of approximately $2.1 ($.2425 per share). The Company accounted for Kaiser's issuance of the PRIDES as additional minority interest.

  SUBSIDIARY REDEEMABLE PREFERENCE STOCK

  In March 1985, KACC entered into a three-year agreement with the USWA whereby shares of a new series of KACC Cumulative (1985 Series A) Preference Stock (the "Series A Stock") would be issued to an employee stock ownership plan in exchange for certain elements of wages and benefits. Concurrently, a similar plan was established for certain nonbargaining employees which provided for the issuance of KACC Cumulative (1985 Series B) Preference Stock (the "Series B Stock"). The Series A Stock and the Series B Stock ("Series A and B Stock") each have a liquidation and redemption value of $50 per share plus accrued dividends, if any, and have a total redemption value of $36.9 at December 31, 1995.

  Changes in Series A and B Stock are as follows:

                                                   YEARS ENDED DECEMBER 31,
                                                 ------------------------------
                                                   1995      1994       1993
                                                 --------  ---------  ---------
Shares:
  Beginning of year.............................  912,167  1,081,548  1,163,221
  Redeemed...................................... (174,804)  (169,381)   (81,673)
                                                 --------  ---------  ---------
  End of year...................................  737,363    912,167  1,081,548
                                                 ========  =========  =========

  No additional Series A or B Stock will be issued. While held by the plan trustee, Series B Stock is entitled to cumulative annual dividends, when and as declared by KACC's Board of Directors, payable in Series B Stock or in cash at the option of KACC, based on a formula tied to KACC's income before tax from aluminum operations. When distributed to plan participants (generally upon separation from KACC), the Series A and B Stock is entitled to an annual cash dividend of $5 per share, payable quarterly, when and as declared by KACC's Board of Directors.

  Redemption fund agreements require KACC to make annual payments by March 31 of each year based on a formula tied to KACC's consolidated net income until the redemption funds are sufficient to redeem all Series A and B Stock. On an annual basis, the minimum payment is $4.3 and the maximum payment is $7.3. In March 1994 and 1995, KACC contributed $4.3 for each of the years ended December 31, 1993 and 1994, and will contribute $4.3 in March 1996 for the year ended December 31, 1995.

                         MAXXAM INC. AND SUBSIDIARIES

                (IN MILLIONS OF DOLLARS, EXCEPT SHARE AMOUNTS)

  Under the USWA labor contract effective November 1, 1990, KACC was obligated to offer to purchase up to 40 shares of Series A Stock from each active participant in 1994 at a price equal to its redemption value of $50 per share. The employees could elect to receive their shares, accept cash or place the proceeds into KACC's 401(k) savings plan. Under separate action, KACC also offered to purchase 40 shares of Series B Stock from active participants in 1994. Under the provisions of these contracts, in February 1994, KACC purchased $4.6 and $.8 of the Series A Stock and Series B Stock, respectively.

  Under the USWA labor contract effective November 1, 1994, KACC was obligated to offer to purchase up to 40 shares of Series A Stock from each active participant in 1995 at a price equal to its redemption value of $50 per share. KACC also agreed to offer to purchase up to an additional 80 shares from each participant in 1998. In addition, a profitability test was satisfied for 1995; therefore, KACC will offer to purchase from each active participant an additional 20 shares of such preference stock held in the stock ownership plan for the benefit of substantially the same employees in 1996. The employees may elect to receive their shares, accept cash or place the proceeds into KACC's 401(k) savings plan. KACC also will offer to make comparable purchases of Series B Stock from active participants.

  The Series A and B Stock is distributed in the event of death or retirement of the plan participant, or in other specified circumstances. KACC may also redeem such stock at $50 per share plus accrued dividends, if any. At the option of the plan participant, the trustee shall redeem stock distributed from the plans at the redemption value to the extent funds are available in the redemption fund. Under the Tax Reform Act of 1986, at the option of the plan participant, KACC must purchase distributed shares earned after December 31, 1985 at the redemption value on a five-year installment basis, with interest at market rates. The obligation of KACC to make such installment payments must be secured.

  The Series A and B Stock is entitled to the same voting rights as KACC common stock and to certain additional voting rights under certain circumstances, including the right to elect, along with other KACC preference stockholders, two directors whenever accrued dividends have not been paid on two annual dividend payment dates, or when accrued dividends in an amount equivalent to six full quarterly dividends are in arrears. The Series A and B Stock restricts the ability of KACC to redeem or pay dividends on its common stock if KACC is in default on any dividends payable on the Series A and B Stock.

  KAISER STOCK INCENTIVE PLANS

  Kaiser has an unfunded Long-Term Incentive Plan (the "LTIP") for certain key employees. All compensation vested at December 31, 1993 under the LTIP was paid to the participants in cash or common stock of Kaiser. Under the LTIP, as amended, 764,092 restricted shares of Kaiser common stock were distributed to six Kaiser executives during 1993 for benefits generally earned but not vested as of December 31, 1992. These shares generally vest at the rate of 25% per year. Kaiser is recording the related expense of $6.5 over the four-year period ending December 31, 1996.

  In 1993, Kaiser adopted the Kaiser 1993 Omnibus Stock Incentive Plan. A total of 2,500,000 shares of Kaiser common stock were reserved for awards or for payment of rights granted under the plan, of which 544,839 shares were available to be awarded at December 31, 1995. During 1994, 102,564 restricted shares, which vest at the rate of 25% per year, were distributed to two Kaiser executives. Kaiser is recording the related expense of $1.0 over the four-year period ending December 31, 1998.

  In 1993 and 1994, the Compensation Committee of Kaiser's Board of Directors approved the award of "nonqualified stock options" to members of management other than those participating in the LTIP. These

                         MAXXAM INC. AND SUBSIDIARIES

                (IN MILLIONS OF DOLLARS, EXCEPT SHARE AMOUNTS) options generally will vest at the rate of 20 - 25% per year. Information relating to nonqualified stock options is shown below:

                                                   1995       1994       1993
                                                 ---------  ---------  ---------
Outstanding at beginning of year...............  1,119,680    664,400         --
Granted........................................         --    494,800    664,400
Exercised (at $7.25 and $9.75 per share).......   (155,500)    (6,920)        --
Expired or forfeited...........................    (38,095)   (32,600)        --
                                                 ---------  ---------  ---------
Outstanding at end of year (prices ranging from
 $7.25 to
 $12.75 per share).............................    926,085  1,119,680    664,400
                                                 =========  =========  =========
Exercisable at end of year.....................    211,755    120,180         --
                                                 =========  =========  =========

8. STOCKHOLDERS' DEFICIT

  PREFERRED STOCK

  The holders of the Company's Class A $.05 Non-Cumulative Participating Convertible Preferred Stock (the "Class A Preferred Stock") are entitled to receive, if and when declared, preferential cash dividends at the rate of $.05 per share per annum and will participate thereafter on a share for share basis with the holders of common stock in all cash dividends, other than cash dividends on the common stock in any fiscal year to the extent not exceeding $.05 per share. Stock dividends declared on the common stock will result in the holders of the Class A Preferred Stock receiving an identical stock dividend payable in shares of Class A Preferred Stock. At the option of the holder, the Class A Preferred Stock is convertible at any time into shares of common stock at the rate of one share of common stock for each share of Class A Preferred Stock. Each holder of Class A Preferred Stock is generally entitled to ten votes per share on all matters presented to a vote of the Company's stockholders.

  STOCK OPTION PLANS

  In 1994, the Company adopted the MAXXAM 1994 Omnibus Employee Incentive Plan (the "1994 Omnibus Plan"). Up to 1,000,000 shares of common stock and 1,000,000 shares of Class A Preferred Stock were reserved for awards or for payment of rights granted under the 1994 Omnibus Plan. The 1994 Omnibus Plan replaced the Company's 1984 Phantom Share Plan (the "1984 Plan") which expired in June 1994, although previous grants thereunder remain outstanding. In December 1994, options to purchase 25,000 shares of common stock of the Company were granted to an executive officer. In addition, also in December 1994, another executive officer relinquished stock appreciation rights relating to 50,000 shares of common stock of the Company in exchange for options to purchase 45,000 shares of Class A Preferred Stock. The exercise price of these options is $30.375 per share (the quoted market price at the date of grant). In November 1995, stock appreciation rights equivalent to 36,000 shares of common stock of the Company were granted to certain employees with an exercise price of $45.15 (reflecting a 20% premium above the quoted market price at the date of grant). These options (or rights, as applicable) vest at the rate of 20% per year commencing one year from the date of grant. At December 31, 1995, 14,000 of rights granted pursuant to the 1994 Omnibus Plan were exercisable. The Company paid $2.7 with respect to the 1984 Plan for the year ended December 31, 1995. Amounts paid with respect to the 1984

                         MAXXAM INC. AND SUBSIDIARIES

                (IN MILLIONS OF DOLLARS, EXCEPT SHARE AMOUNTS)
Plan for the years ended December 31, 1994 and 1993 were not significant. The following table summarizes the options or rights outstanding and exercisable relating to the 1984 Plan and the 1994 Omnibus Plan:

                                                     1995     1994     1993
                                                    -------  -------  -------
Outstanding at beginning of year................... 238,000  267,800  226,300
Granted............................................  36,000   70,000   50,000
Exercised.......................................... (66,100) (37,050)  (8,500)
Expired or forfeited...............................      --  (62,750)      --
                                                    -------  -------  -------
Outstanding at end of year (prices ranging from
$13.75 to $45.15 per share)........................ 207,900  238,000  267,800
                                                    =======  =======  =======
Exercisable at end of year.........................  93,900  124,100  133,725
                                                    =======  =======  =======

  Concurrent with the adoption of the 1994 Omnibus Plan, the Company adopted the MAXXAM 1994 Non-Employee Director Plan (the "1994 Director Plan"). Up to 35,000 shares of common stock are reserved for awards under the 1994 Director Plan. In May 1995 and 1994, options to purchase 900 shares and 1,500 shares of common stock, respectively, were granted to three non-employee directors. The exercise prices of these options are $31.60 and $36.50 per share, respectively, based on the quoted market price at the date of grant. The options vest at the rate of 25% per year commencing one year from the date of grant. At December 31, 1995, 375 of such options were exercisable.

  In 1988, 354,000 options granted under MGI's 1976 Stock Option Plan (the "MGI 1976 Plan") were converted into the right to receive, upon exercise of each option, $6.11 in cash, .25 shares of the Company's common stock (88,500 shares) and $6.00 principal amount of the Reset Notes. Options granted under the MGI 1976 Plan generally were exercisable for a period of ten years from the date of grant. During 1993, 60,000 options granted under the MGI 1976 Plan at a price of $10.875 per share were surrendered for a cash payment in lieu of the consideration referred to above. At December 31, 1993, all options granted under the MGI 1976 Plan had been exercised.

  SHARES RESERVED FOR ISSUANCE

  At December 31, 1995, the Company had the following shares reserved for future issuance:

Common shares:
  Class A Preferred Stock.............................................   668,856
  1994 Omnibus Plan...................................................   939,000
  1994 Director Plan..................................................    32,600
                                                                       ---------
                                                                       1,640,456
                                                                       =========
Class A Preferred Stock:
  1994 Omnibus Plan...................................................   955,000
                                                                       =========

  RIGHTS

  On November 29, 1989, the Board of Directors of the Company declared a dividend to its stockholders consisting of (i) one Series A Preferred Stock Purchase Right (the "Series A Right") for each outstanding share of the Company's Class A Preferred Stock and (ii) one Series B Preferred Stock Purchase Right (the "Series B Right") for each outstanding share of the Company's common stock. The Series A Right and the Series B Right

                         MAXXAM INC. AND SUBSIDIARIES

                (IN MILLIONS OF DOLLARS, EXCEPT SHARE AMOUNTS) are collectively referred to herein as the "Rights." The Rights are exercisable only if a person or group of affiliated or associated persons (an "Acquiring Person") acquires beneficial ownership, or the right to acquire beneficial ownership, of 15% or more of the Company's common stock, or announces a tender offer that would result in beneficial ownership of 15% or more of the outstanding common stock. Any person or group of affiliated or associated persons who, as of November 29, 1989, was the beneficial owner of at least 15% of the outstanding common stock will not be deemed to be an Acquiring Person unless such person or group acquires beneficial ownership of additional shares of common stock (subject to certain exceptions). Each Series A Right, when exercisable, entitles the registered holder to purchase from the Company one share of Class A Preferred Stock at an exercise price of $165.00, subject to adjustment. Each Series B Right, when exercisable, entitles the registered holder to purchase from the Company one one-hundredth of a share of the Company's new Class B Junior Participating Preferred Stock, with a par value of $.50 per share (the "Junior Preferred Stock"), at an exercise price of $165.00, subject to adjustment.

  Under certain circumstances, including if any person becomes an Acquiring Person other than through certain offers for all outstanding shares of stock of the Company, or if an Acquiring Person engages in certain "self-dealing" transactions, each Series A Right would enable its holder to buy Class A Preferred Stock (or, under certain circumstances, preferred stock of an acquiring company) having a value equal to two times the exercise price of the Series A Right, and each Series B Right shall enable its holder to buy common stock of the Company (or, under certain circumstances, common stock of an acquiring company) having a value equal to two times the exercise price of the Series B Right. Under certain circumstances, Rights held by an Acquiring Person will be null and void. In addition, under certain circumstances, the Board is authorized to exchange all outstanding and exercisable Rights for stock, in the ratio of one share of Class A Preferred Stock per Series A Right and one share of common stock of the Company per Series B Right. The Rights, which do not have voting privileges, expire in 1999, but may be redeemed by action of the Board prior to that time for $.01 per right, subject to certain restrictions.

  VOTING CONTROL

  Federated Development Inc., a wholly owned subsidiary of Federated Development Company ("Federated"), and Mr. Charles E. Hurwitz collectively own 99.1% of the Company's Class A Preferred Stock and 31.1% of the Company's common stock (resulting in combined voting control of approximately 60.7% of the Company). Mr. Hurwitz is the Chairman of the Board, President and Chief Executive Officer of the Company and Chairman and Chief Executive Officer of Federated. Federated is wholly owned by Mr. Hurwitz, members of his immediate family and trusts for the benefit thereof.

9. COMMITMENTS AND CONTINGENCIES

  COMMITMENTS

  The Company, principally through KACC, has financial commitments, including purchase agreements, tolling arrangements, forward foreign exchange and forward sales contracts (see Note 10), letters of credit and other guarantees. Such purchase agreements and tolling arrangements include long-term agreements for the purchase and tolling of bauxite into alumina in Australia by QAL. These obligations expire in 2008. Under the agreements, KACC is unconditionally obligated to pay its proportional share of debt, operating costs and certain other costs of this joint venture. At December 31, 1995, such indebtedness was $88.9, with $26.7 due in 1997 and $62.2 due in 2002. KACC's share of payments, including operating costs and certain other expenses under the agreement, was $77.5, $85.6 and $86.7 for the years ended December 31, 1995, 1994 and 1993, respectively. KACC also has agreements to supply alumina to and to purchase aluminum from Anglesey.

                         MAXXAM INC. AND SUBSIDIARIES

                (IN MILLIONS OF DOLLARS, EXCEPT SHARE AMOUNTS)

  Minimum rental commitments under operating leases at December 31, 1995 are as follows: years ending December 31, 1996 - $27.7; 1997 - $25.5; 1998 -
$28.3; 1999 - $33.0; 2000 - $29.9; thereafter - $187.3. Rental expense for operating leases was $31.4, $29.2 and $31.3 for the years ended December 31, 1995, 1994 and 1993, respectively. The minimum future rentals receivable under noncancelable subleases at December 31, 1995 were $67.6.

  ENVIRONMENTAL CONTINGENCIES

  Kaiser and KACC are subject to a number of environmental laws and regulations, to fines or penalties assessed for alleged breaches of the environmental laws and regulations, and to claims and litigation based upon such laws. KACC is currently subject to a number of lawsuits under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, (as amended by the Superfund Amendments Reauthorization Act of 1986, "CERCLA") and, along with certain other entities, has been named as a potentially responsible party for remedial costs at certain third-party sites listed on the National Priorities List under CERCLA.

  Based on Kaiser's evaluation of these and other environmental matters, Kaiser has established environmental accruals primarily related to potential solid waste disposal and soil and groundwater remediation matters. The following table presents the changes in such accruals, which are primarily included in other noncurrent liabilities:

                                                    YEARS ENDED DECEMBER 31,
                                                   ----------------------------
                                                     1995      1994      1993
                                                   --------  --------  --------
Balance at beginning of year...................... $   40.1  $   40.9  $   46.4
Additional amounts................................      3.3       2.8       1.7
Less expenditures.................................     (4.5)     (3.6)     (7.2)
                                                   --------  --------  --------
Balance at end of year............................ $   38.9  $   40.1  $   40.9
                                                   ========  ========  ========

  These environmental accruals represent Kaiser's estimate of costs reasonably expected to be incurred based on presently enacted laws and regulations, currently available facts, existing technology and Kaiser's assessment of the likely remediation action to be taken. Kaiser expects that these remediation actions will be taken over the next several years and estimates that annual expenditures to be charged to these environmental accruals will be approximately $3.0 to $9.0 for the years 1996 through 2000 and an aggregate of approximately $10.0 thereafter.

  As additional facts are developed and definitive remediation plans and necessary regulatory approvals for implementation of remediation are established or alternative technologies are developed, changes in these and other factors may result in actual costs exceeding the current environmental accruals. Kaiser believes that it is reasonably possible that costs associated with these environmental matters may exceed current accruals by amounts that could range, in the aggregate, up to an estimated $23.0 and that the factors upon which a substantial portion of this estimate is based are expected to be resolved over the next twelve months. While uncertainties are inherent in the final outcome of these environmental matters, and it is impossible to determine the actual costs that ultimately may be incurred, management believes that the resolution of such uncertainties should not have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

  ASBESTOS CONTINGENCIES

  KACC is a defendant in a number of lawsuits, some of which involve claims of multiple persons, in which the plaintiffs allege that certain of their injuries were caused by, among other things, exposure to asbestos during,

                         MAXXAM INC. AND SUBSIDIARIES

                (IN MILLIONS OF DOLLARS, EXCEPT SHARE AMOUNTS) and as a result of, their employment or association with KACC or exposure to products containing asbestos produced or sold by KACC. The lawsuits generally relate to products KACC has not manufactured for at least 15 years. At December 31, 1995, the number of claims pending was approximately 59,700, compared to 25,200 at December 31, 1994. During 1995, approximately 41,700 claims were received and approximately 7,200 were settled or dismissed. KACC believes that, although there can be no assurance, the recent increase in pending claims may be attributable in part to tort reform legislation in Texas which was passed by the legislature in March 1995 and which became effective on September 1, 1995. The legislation, among other things, is designed to restrict, beginning September 1, 1995, the filing of cases in Texas that do not have a sufficient nexus to that jurisdiction, and to impose, generally as of September 1, 1996, limitations relating to joint and several liability in tort cases. A substantial portion of the asbestos-related claims that were filed and served on KACC between June 30, 1995 and November 30, 1995 were filed in Texas prior to September 1, 1995.

  Based on past experience and reasonably anticipated future activity, KACC has established an accrual for estimated asbestos-related costs for claims filed and estimated to be filed and settled through 2008. There are inherent uncertainties involved in estimating asbestos-related costs and KACC's actual costs could exceed these estimates. KACC's accrual was calculated based on the current and anticipated number of asbestos-related claims, the prior timing and amounts of asbestos-related payments, and the advice of Wharton Levin Ehrmantraut Klein & Nash, P.A. with respect to the current state of the law related to asbestos claims. Accordingly, an asbestos-related cost accrual of $160.1, before consideration of insurance recoveries, is included primarily in other noncurrent liabilities at December 31, 1995. KACC estimates that annual future cash payments in connection with such litigation will be approximately $13.0 to $20.0 for each of the years 1996 through 2000, and an aggregate of approximately $78.0 thereafter through 2008. While KACC does not believe there is a reasonable basis for estimating such costs beyond 2008, and, accordingly, did not accrue such costs, there is a reasonable possibility that such costs may continue beyond 2008, and such costs may be substantial.

  KACC believes that it has insurance coverage available to recover a substantial portion of its asbestos-related costs. Claims for recovery from some of KACC's insurance carriers are currently subject to pending litigation and other carriers have raised certain defenses, which have resulted in delays in recovering costs from the insurance carriers. The timing and amount of ultimate recoveries from these insurance carriers are dependent upon the resolution of these disputes. KACC believes, based on prior insurance-related recoveries with respect to asbestos-related claims, existing insurance policies, and the advice of Thelen, Marrin, Johnson & Bridges with respect to applicable insurance coverage law relating to the terms and conditions of these policies, that substantial recoveries from the insurance carriers are probable. Accordingly, an estimated aggregate insurance recovery of $137.9 determined on the same basis as the asbestos-related cost accrual, is recorded primarily in long-term receivables and other assets at December 31, 1995.

  While uncertainties are inherent in the final outcome of these asbestos matters and it is presently impossible to determine the actual costs that ultimately may be incurred and the insurance recoveries that will be received, management believes that, based on the factors discussed in the preceding paragraphs, the resolution of the asbestos-related uncertainties and the incurrence of asbestos-related costs net of related insurance recoveries should not have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

  OTS CONTINGENCY AND RELATED MATTERS

  On December 26, 1995, the United States Department of Treasury's Office of Thrift Supervision ("OTS") initiated formal administrative proceedings against the Company and others by filing a Notice of Charges (the "Notice"). The Notice alleges misconduct by the Company, Federated, Mr. Charles Hurwitz and others (the

                         MAXXAM INC. AND SUBSIDIARIES

                (IN MILLIONS OF DOLLARS, EXCEPT SHARE AMOUNTS)
"respondents") with respect to the failure of United Savings Association of Texas ("USAT"), a wholly owned subsidiary of United Financial Group Inc. ("UFG"). The Notice claims that the Company was a savings and loan holding company, that with others it controlled USAT, and that it was therefore obligated to maintain the net worth of USAT. The Notice makes numerous other allegations against the Company and the other respondents, including allegations that through USAT it was involved in prohibited transactions with Drexel, Burnham, Lambert Inc. The OTS, among other things, seeks unspecified damages in excess of $138.0 from the Company, civil money penalties and a removal from, and prohibition against the Company and the other respondents engaging in, the banking industry. The Company has concluded that it is unable to determine a reasonable estimate of the loss (or range of loss), if any, that could result from this contingency. Accordingly, it is impossible to assess the ultimate impact, if any, of the outcome this matter may have on the Company's consolidated financial position, results of operations or liquidity.

  On August 2, 1995, the Federal Deposit Insurance Corporation ("FDIC") filed a civil action entitled Federal Deposit Insurance Corporation, as manager of the FSLIC Resolution Fund v. Charles E. Hurwitz (No. H-95-3936) (the "FDIC action") in the U.S. District Court for the Southern District of Texas (the "Court"). The FDIC action did not name the Company as a defendant. The suit against Mr. Hurwitz seeks damages in excess of $250.0 based on the allegation that Mr. Hurwitz was a controlling shareholder, de facto senior officer and director of USAT, and was involved in certain decisions which contributed to the insolvency of USAT. The FDIC further alleges, among other things, that Mr. Hurwitz was obligated to ensure that UFG, Federated and the Company maintained the net worth of USAT. On November 14, 1995, Mr. Hurwitz filed a motion to join the OTS to this action. On December 8, 1995, the Company filed a motion to intervene in this action and conditioned it on the Court joining the OTS to this action. The Company filed with its motion to intervene a proposed complaint which alleges that the OTS violated the Administrative Procedures Act by rejecting the Company's bid for USAT. The Company's bylaws provide for indemnification of its officers and directors to the fullest extent permitted by Delaware law. The Company is obligated to advance defense costs to its officers and directors, subject to the individual's obligation to repay such amount if it is ultimately determined that the individual was not entitled to indemnification. In addition, the Company's indemnity obligation can, under certain circumstances, include amounts other than defense costs, including judgments and settlements. The Company has concluded that it is unable to determine a reasonable estimate of the loss (or range of loss), if any, that could result from this contingency. It is impossible to assess the ultimate outcome of the foregoing matter or its potential impact on the Company's consolidated financial position, results of operations or liquidity.

  The Company is involved in various other claims, lawsuits and other proceedings relating to a wide variety of matters. While uncertainties are inherent in the final outcome of such matters and it is presently impossible to determine the actual costs that ultimately may be incurred, management believes that the resolution of such uncertainties and the incurrence of such costs should not have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

10. DERIVATIVE FINANCIAL INSTRUMENTS AND RELATED HEDGING PROGRAMS

  KACC enters into a number of financial instruments in the normal course of business that are designed to reduce its exposure to fluctuations in foreign exchange rates, alumina, primary aluminum and fabricated aluminum products prices and the cost of purchased commodities.

  KACC has significant expenditures which are denominated in foreign currencies related to long-term purchase commitments with its affiliates in Australia and the United Kingdom, which expose KACC to certain exchange rate risks. In order to mitigate its exposure, KACC periodically enters into forward foreign exchange and currency option contracts in Australian dollars and Pounds Sterling to hedge these commitments. The

                         MAXXAM INC. AND SUBSIDIARIES

                (IN MILLIONS OF DOLLARS, EXCEPT SHARE AMOUNTS) forward foreign currency exchange contracts are agreements to purchase or sell a foreign currency, for a price specified at the contract date, with delivery and settlement in the future. At December 31, 1995, KACC had net forward foreign exchange contracts totaling $102.8 for the purchase of 142.4 Australian dollars through April 30, 1997.

  To mitigate its exposure to declines in the market prices of alumina, primary aluminum and fabricated aluminum products, while retaining the ability to participate in favorable pricing environments that may materialize, KACC has developed strategies which include forward sales of primary aluminum at fixed prices and the purchase or sale of options for primary aluminum. Under the principal components of KACC's price risk management strategy, which can be modified at any time, (i) varying quantities of KACC's anticipated production are sold forward at fixed prices, (ii) call options are purchased to allow KACC to participate in certain higher market prices, should they materialize, for a portion of KACC's primary aluminum and alumina sold forward, (iii) option contracts are entered into to establish a price range KACC will receive for a portion of its primary aluminum and alumina, and (iv) put options are purchased to establish minimum prices KACC will receive for a portion of its primary aluminum and alumina. In this regard, with respect to its 1996 anticipated production, as of December 31, 1995, KACC had sold forward 15,750 metric tons of primary aluminum at fixed prices.

  In addition, KACC enters into forward fixed price arrangements with certain customers which provide for the delivery of a specific quantity of fabricated aluminum products over a specified future period of time. In order to establish the cost of primary aluminum for a portion of such sales, KACC may enter into forward sales and options contracts. In this regard, at December 31, 1995, KACC had purchased 53,300 metric tons of primary aluminum under forward purchase contracts at fixed prices that expire at various times through December 1996.

  At December 31, 1995, the net unrealized gain on KACC's position in aluminum forward sales and option contracts, based on an average price of $1,721 per metric ton ($.78 per pound) of primary aluminum, and forward foreign exchange contracts was $4.1.

  KACC has established margin accounts with its counterparties related to aluminum forward sales and option contracts. KACC is entitled to receive advances from counterparties related to unrealized gains and, in turn, is required to make margin deposits with counterparties to cover unrealized losses related to these contracts. At December 31, 1995, KACC was not required to maintain any such margin deposits. At December 31, 1994, KACC had $50.5 on deposit with various counterparties with respect to such deposit requirements. These amounts were included in prepaid expenses and other current assets.

  KACC is exposed to credit risk in the event of non-performance by other parties to these currency and commodity contracts, but KACC does not anticipate non-performance by any of these counterparties given their creditworthiness. When appropriate, KACC arranges master netting agreements.

                         MAXXAM INC. AND SUBSIDIARIES

                (IN MILLIONS OF DOLLARS, EXCEPT SHARE AMOUNTS)

11. SEGMENT INFORMATION

  The following tables present financial information by industry segment and by geographic area at December 31, 1995 and 1994 and for the three years ended December 31, 1995, 1994 and 1993.

  INDUSTRY SEGMENTS

                                                                 REAL
                               BAUXITE               FOREST   ESTATE AND
                         YEARS   AND     ALUMINUM   PRODUCTS    OTHER
                         ENDED ALUMINA  PROCESSING OPERATIONS OPERATIONS CORPORATE  TOTAL
                         ----- -------  ---------- ---------- ---------- --------- --------
Sales to unaffiliated
 customers.............. 1995  $514.2    $1,723.6    $242.6     $84.8     $   --   $2,565.2
                         1994   432.5     1,349.0     249.6      84.6         --    2,115.7
                         1993   423.4     1,295.7     233.5      78.5         --    2,031.1
Operating income
 (loss)................. 1995    37.2       179.3      74.3     (13.6)     (19.6)     257.6
                         1994     5.6       (55.9)     79.1     (10.0)     (11.5)       7.3
                         1993   (20.1)      (97.3)     54.3     (13.5)     (19.5)     (96.1)
Effect of changes in
 accounting principles
 on operating income
 (loss):
  Postretirement
   benefits other than
   pensions............. 1993    (2.3)      (16.9)      (.4)      (.2)       (.1)     (19.9)
  Income taxes.......... 1993    (6.3)       (5.6)       .1        .7         --      (11.1)
Equity in earnings
 (loss) of
 unconsolidated
 affiliates............. 1995     3.5        15.7        --       (.1)        --       19.1
                         1994    (4.6)        2.7        --        --      (13.1)     (15.0)
                         1993    (2.5)        (.8)       --        --       (1.6)      (4.9)
Depreciation and
 depletion.............. 1995    30.0        58.4      25.3       6.2        1.0      120.9
                         1994    32.3        57.2      24.7       5.9        1.0      121.1
                         1993    33.8        57.3      24.5       4.1        1.1      120.8
Capital expenditures.... 1995    30.2        49.2       9.9      10.5         .2      100.0
                         1994    29.4        40.6      11.3       7.6         .4       89.3
                         1993    35.8        31.9      11.1       7.1         .3       86.2
Investments in and
 advances to
 unconsolidated
 affiliates............. 1995   130.3        47.9        --      10.9         --      189.1
                         1994   137.1        32.6        --        --         --      169.7
Identifiable assets..... 1995   981.0     1,763.8     678.1     236.4      173.0    3,832.3
                         1994   987.9     1,637.3     674.8     201.7      189.1    3,690.8

  Sales to unaffiliated customers exclude intersegment sales between bauxite and alumina and aluminum processing of $159.7, $146.8 and $129.4 for the years ended December 31, 1995, 1994 and 1993, respectively. Intersegment sales are made on a basis intended to reflect the market value of the products.

                         MAXXAM INC. AND SUBSIDIARIES

                (IN MILLIONS OF DOLLARS, EXCEPT SHARE AMOUNTS)

  Operating losses for Corporate represent general and administrative expenses of MAXXAM Inc. that are not attributable to the Company's industry segments. General and administrative expenses of Kaiser are allocated in the Company's industry segment presentation based upon those segments' ratio of sales to unaffiliated customers.

  GEOGRAPHICAL INFORMATION

                         YEARS                             OTHER
                         ENDED DOMESTIC  CARIBBEAN AFRICA FOREIGN  ELIMINATIONS  TOTAL
                         ----- --------  --------- ------ -------  ------------ --------
Sales to unaffiliated
 customers.............. 1995  $1,916.9   $191.7   $239.4 $217.2      $   --    $2,565.2
                         1994   1,597.4    169.9    180.0  168.4          --     2,115.7
                         1993   1,489.8    155.4    207.5  178.4          --     2,031.1
Sales and transfers
 among geographic
 areas.................. 1995        --     79.6       --  191.5      (271.1)         --
                         1994        --     98.7       --  139.4      (238.1)         --
                         1993        --     88.2       --   79.6      (167.8)         --
Operating income
 (loss)................. 1995      79.0      9.8     83.5   85.3          --       257.6
                         1994     (65.3)     9.9     18.3   44.4          --         7.3
                         1993    (118.6)   (11.8)    21.9   12.4          --       (96.1)
Equity in earnings
 (loss) of
 unconsolidated
 affiliates............. 1995       (.3)      --       --   19.4          --        19.1
                         1994     (12.9)      --       --   (2.1)         --       (15.0)
                         1993      (1.6)      --       --   (3.3)         --        (4.9)
Investments in and
 advances to
 unconsolidated
 affiliates............. 1995      12.1     27.1       --  149.9          --       189.1
                         1994       1.2     28.8       --  139.7          --       169.7
Identifiable assets..... 1995   3,037.0    381.9    196.5  216.9          --     3,832.3
                         1994   2,926.5    364.8    200.0  199.5          --     3,690.8

  Sales and transfers among geographic areas are made on a basis intended to reflect the market value of the products.

  Included in results of operations are aggregate foreign currency translation and transaction gains of $5.3, $.8 and $4.9 for the years ended December 31, 1995, 1994 and 1993, respectively.

  Export sales were less than 10% of total revenues during the years ended December 31, 1995, 1994 and 1993. For the year ended December 31, 1995, sales to any one customer did not exceed 10% of consolidated revenues. For the years ended December 31, 1994 and 1993, the Company had bauxite and alumina sales of $58.2 and $40.7, respectively, and aluminum processing sales of $147.7 and $145.7, respectively, to one customer.

                         MAXXAM INC. AND SUBSIDIARIES

                  UNAUDITED SUMMARY QUARTERLY FINANCIAL DATA

  Summary quarterly financial information for the years ended December 31, 1995, 1994 and 1993 is as follows:

                                                 THREE MONTHS ENDED
                                      -------------------------------------------
                                      MARCH 31  JUNE 30  SEPTEMBER 30 DECEMBER 31
                                      --------  -------  ------------ -----------
                                        (IN MILLIONS OF DOLLARS, EXCEPT SHARE
                                                      AMOUNTS)
1995 QUARTERLY INFORMATION:
  Net sales.......................... $ 581.3   $673.3      $638.0      $672.6
  Operating income...................    40.6     81.9        64.4        70.7
  Net income (loss)..................    (1.0)    25.4        10.7        22.4
  Per common and common equivalent
   share:
    Net income (loss)................   (0.11)    2.69        1.13        2.37
1994 QUARTERLY INFORMATION:
  Net sales.......................... $ 489.0   $543.8      $544.9      $538.0
  Operating income (loss)............   (15.0)     6.5         9.0         6.8
  Loss before extraordinary item.....   (34.5)   (43.2)      (14.9)      (24.1)
  Extraordinary item, net............    (5.4)      --          --          --
  Net loss...........................   (39.9)   (43.2)      (14.9)      (24.1)
  Per common and common equivalent
   share:
    Loss before extraordinary item...   (3.65)   (4.57)      (1.58)      (2.55)
    Extraordinary item, net..........   (0.57)      --          --          --
    Net loss.........................   (4.22)   (4.57)      (1.58)      (2.55)
1993 QUARTERLY INFORMATION:
  Net sales..........................  $513.7   $507.9      $506.5      $503.0
  Operating loss.....................    (1.8)    (1.1)      (10.8)      (82.4)
  Loss before extraordinary item and
   cumulative effect of changes in
   accounting principles.............   (25.9)   (15.8)      (26.8)      (63.4)
  Extraordinary item, net............   (44.1)      --        (6.5)         --
  Cumulative effect of changes in ac-
   counting principles, net..........  (417.7)      --          --          --
  Net loss...........................  (487.7)   (15.8)      (33.3)      (63.4)
  Per common and common equivalent
   share:
    Loss before extraordinary item
     and cumulative effect of changes
     in accounting principles........   (2.74)   (1.67)      (2.83)      (6.71)
    Extraordinary item, net..........   (4.66)      --       (0.69)         --
    Cumulative effect of changes in
     accounting principles, net......  (44.14)      --          --          --
    Net loss.........................  (51.54)   (1.67)      (3.52)      (6.71)

                                  MAXXAM INC.

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors of MAXXAM Inc.:

  We have audited in accordance with generally accepted auditing standards, the consolidated financial statements of MAXXAM Inc. (included on pages F-3 through F-40), and have issued our report thereon dated February 16, 1996. Our audits were made for the purpose of forming an opinion on those statements taken as a whole. The condensed financial information of MAXXAM Inc. (included on pages F-43 through F-46) is the responsibility of the Company's management and is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic consolidated financial statements. This condensed financial information has been subjected to the auditing procedures applied in the audits of the basic consolidated financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic consolidated financial statements taken as a whole.

                                          Arthur Andersen LLP

Houston, Texas
February 16, 1996

                                  MAXXAM INC.

                         BALANCE SHEET (UNCONSOLIDATED)

                           ASSETS                              DECEMBER 31,
                           ------                             ----------------
                                                               1995     1994
                                                              -------  -------
                                                              (IN MILLIONS OF
                                                                 DOLLARS)
Current assets:
  Cash and cash equivalents.................................. $  20.4  $  15.5
  Marketable securities......................................     9.3     20.8
  Other current assets.......................................     1.8      4.4
                                                              -------  -------
    Total current assets.....................................    31.5     40.7
Deferred income taxes........................................    64.2     68.4
Other assets.................................................     3.7      4.6
                                                              -------  -------
                                                              $  99.4  $ 113.7
                                                              =======  =======
            LIABILITIES AND STOCKHOLDERS' DEFICIT
            -------------------------------------
Current liabilities:
  Accounts payable and accrued liabilities................... $   7.4  $  10.5
  Long-term debt, current maturities.........................      .2      2.4
                                                              -------  -------
    Total current liabilities................................     7.6     12.9
Long-term debt, less current maturities......................    41.6     44.6
Losses recognized in excess of investment in subsidiaries....    12.4    198.9
Notes payable to subsidiaries, net of notes receivable and
 advances....................................................    18.8     12.2
Other noncurrent liabilities.................................   102.8    120.4
                                                              -------  -------
    Total liabilities........................................   183.2    389.0
                                                              -------  -------
Stockholders' deficit:
  Preferred stock, $.50 par value; 12,500,000 shares autho-
   rized; Class A $.05 Non-Cumulative Participating Convert-
   ible Preferred Stock; shares issued: 1995--669,701 and
   1994--669,957.............................................      .3       .3
  Common stock, $.50 par value; 28,000,000 shares authorized;
   shares issued: 10,063,359.................................     5.0      5.0
  Additional capital.........................................   155.0     53.2
  Accumulated deficit........................................  (208.5)  (302.9)
  Pension liability adjustment...............................   (16.1)   (11.4)
  Treasury stock, at cost (shares held: preferred--845;
   common: 1995--1,355,512 and 1994--1,355,768) .............   (19.5)   (19.5)
                                                              -------  -------
    Total stockholders' deficit..............................   (83.8)  (275.3)
                                                              -------  -------
                                                              $  99.4  $ 113.7
                                                              =======  =======

     See notes to consolidated financial statements and accompanying notes.

                                  MAXXAM INC.

                    STATEMENT OF OPERATIONS (UNCONSOLIDATED)

                                                     YEARS ENDED DECEMBER
                                                              31,
                                                    -------------------------
                                                     1995     1994     1993
                                                    -------  -------  -------
                                                        (IN MILLIONS OF
                                                           DOLLARS)
Investment, interest and other income..............  $  5.6  $  12.6  $   3.0
Interest expense...................................    (6.2)   (11.7)   (13.7)
General and administrative expenses................   (18.9)   (11.0)   (15.4)
Equity in earnings (losses) of subsidiaries........    43.6   (132.0)  (615.5)
                                                    -------  -------  -------
Income (loss) before income taxes and cumulative
 effect of changes in accounting principles........    24.1   (142.1)  (641.6)
Credit (provision) for income taxes................    33.4     20.0     (3.1)
                                                    -------  -------  -------
Income (loss) before cumulative effect of changes
 in accounting principles..........................    57.5   (122.1)  (644.7)
Cumulative effect of changes in accounting princi-
 ples:
 Postretirement benefits other than pensions, net
  of related credit for income taxes of $.2........     --       --       (.4)
 Accounting for income taxes.......................     --       --      44.9
                                                    -------  -------  -------
Net income (loss).................................. $  57.5  $(122.1) $(600.2)
                                                    =======  =======  =======


     See notes to consolidated financial statements and accompanying notes.

                                  MAXXAM INC.

                    STATEMENT OF CASH FLOWS (UNCONSOLIDATED)

                                                       YEARS ENDED DECEMBER
                                                                31,
                                                      -------------------------
                                                       1995     1994     1993
                                                      -------  -------  -------
                                                          (IN MILLIONS OF
                                                             DOLLARS)
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income (loss)..................................  $  57.5  $(122.1) $(600.2)
 Adjustments to reconcile net income (loss) to net
  cash provided by (used for) operating activities:
  Equity in losses (earnings) of subsidiaries.......    (43.6)   132.0    615.5
  Net sales of marketable securities................     14.5      6.8     18.3
  Amortization of deferred financing costs and dis-
   counts on long-term debt.........................       .3       .3       .5
  Cumulative effect of changes in accounting princi-
   ples, net........................................      --       --     (44.5)
  Decrease in receivables...........................       .6      1.1       .8
  Increase in accrued and deferred income taxes.....    (18.9)    (7.9)   (13.1)
  Increase (decrease) in accounts payable and other
   liabilities......................................    (14.5)    (5.3)    24.3
  Other.............................................      2.3      (.2)     2.6
                                                      -------  -------  -------
   Net cash provided by (used for) operating activi-
    ties............................................     (1.8)     4.7      4.2
                                                      -------  -------  -------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Proceeds from sale of Kaiser Depositary Shares.....      7.6     10.3      --
 Dividends received from subsidiaries...............      4.8      7.5     66.1
 Investments in and net advances from (to) subsidi-
  aries.............................................       .4    (27.5)   (22.2)
 Capital expenditures...............................      (.2)     (.4)     (.3)
                                                      -------  -------  -------
   Net cash provided by (used for) investing activi-
    ties............................................     12.6    (10.1)    43.6
                                                      -------  -------  -------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Redemption, repurchase of and principal payments on
  long-term debt....................................     (5.9)    (5.8)   (24.3)
                                                      -------  -------  -------
   Net cash used for financing activities...........     (5.9)    (5.8)   (24.3)
                                                      -------  -------  -------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVA-
 LENTS..............................................      4.9    (11.2)    23.5
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR......     15.5     26.7      3.2
                                                      -------  -------  -------
CASH AND CASH EQUIVALENTS AT END OF YEAR............  $  20.4  $  15.5  $  26.7
                                                      =======  =======  =======
SUPPLEMENTARY SCHEDULE OF NON-CASH INVESTING AND FI-
 NANCING ACTIVITIES:
 Reduction of stockholders' deficit due to redemp-
  tion of Kaiser preferred stock....................  $ 136.2  $   --   $   --
 Distribution received from subsidiary of the
  Company's payable.................................      8.0    132.0      --
 Assumption by the Company of subsidiary's payables
  to the Company and affiliates.....................      --     (63.1)     --
 Net assets transferred (to) from subsidiary........    (14.5)     --      30.5
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
 Interest paid......................................  $   6.0  $   7.0  $   6.8
 Income taxes paid (refunded).......................      (.3)     1.1      (.5)

     See notes to consolidated financial statements and accompanying notes.

                                  MAXXAM INC.

           SCHEDULE I--CONDENSED FINANCIAL INFORMATION OF REGISTRANT

                         NOTES TO FINANCIAL STATEMENTS
                           (IN MILLIONS OF DOLLARS)

A. DEFERRED INCOME TAXES

  The deferred income tax assets and liabilities reported in the accompanying unconsolidated balance sheet are determined by computing such amounts on a consolidated basis, for the Company and members of its consolidated federal income tax return group, and then reducing such consolidated amounts by the amounts recorded by the Company's subsidiaries pursuant to their respective tax allocation agreements with the Company. The Company's net deferred income tax assets relate primarily to the excess of the tax basis over financial statement basis with respect to timber and timberlands and real estate held for sale by various subsidiaries. The Company has concluded that it is more likely than not that these net deferred income tax assets will be realized based in part upon the estimated values of the underlying assets which are in excess of their tax basis.

B. LONG-TERM DEBT

  Long-term debt consists of the following:

                                                                   DECEMBER
                                                                      31,
                                                                  ------------
                                                                  1995   1994
                                                                  -----  -----
   14% Senior Subordinated Reset Notes due May 20, 2000.......... $25.0  $25.0
   12 1/2% Subordinated Debentures due December 15, 1999, net of
    discount of $1.1 and $1.7 at December 31, 1995 and 1994,
    respectively.................................................  16.5   20.9
   Other.........................................................    .3    1.1
                                                                  -----  -----
                                                                   41.8   47.0
   Less: current maturities......................................   (.2)  (2.4)
                                                                  -----  -----
                                                                  $41.6  $44.6
                                                                  =====  =====

  Scheduled maturities of long-term debt outstanding at December 31, 1995 are as follows: years ending December 31, 1996-$.2; 1997-$3.3; 1998-$3.3; 1999-
$11.1; 2000-$25.0.

C. NOTES PAYABLE TO SUBSIDIARIES, NET OF NOTES RECEIVABLE AND ADVANCES

  At December 31, 1995, the Company's indebtedness to its subsidiaries, which includes accrued interest, consists of the following:

                                                                  DECEMBER
                                                                     31,
                                                                 ------------
                                                                 1995   1994
                                                                 -----  -----
   Unsecured note payable, interest at 6%....................... $18.3  $60.9
   Unsecured notes payable, interest at 7%......................  13.7   12.9
   Secured notes receivable, interest at 12% on first $15.0, at
    prime plus 1% to 2% on remainder............................    --  (43.6)
   Net advances................................................. (13.2) (18.0)
                                                                 -----  -----
                                                                 $18.8  $12.2
                                                                 =====  =====

  In August 1995, the notes receivable reflected above were canceled to reduce the 6% unsecured note payable by $45.5 ($43.6 plus accrued interest).

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The expenses of this offering will be paid by MAXXAM Inc. (the "Company") and, exclusive of underwriting discounts and commissions, are as follows:

   SEC registration fee............................................. $   68,966
   *Printing and engraving..........................................    350,000
   *Legal fees and expenses.........................................    200,000
   *Accounting fees and expenses....................................    200,000
   *Blue Sky fees and expenses (including counsel fees).............     15,000
   *Trustee fees and expenses.......................................     12,500
   *Expenses incurred by Kaiser Aluminum Corporation................    300,000
   *Miscellaneous...................................................     53,534
                                                                     ----------
     Total.......................................................... $1,200,000
                                                                     ==========

- --------
* Estimated

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Reference is made to Section 102(b)(7) of the Delaware General Corporation Law (the "DGCL"), which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of the director's fiduciary duty, except (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions), or (iv) for any transaction from which the director derived an improper personal benefit.

  Reference also is made to Section 145 of the DGCL which provides that a corporation may indemnify any person, including directors and officers, who was or is, or is threatened to be made, a party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal proceeding, had no reasonable cause to believe that his conduct was unlawful. A Delaware corporation may indemnify its directors, officers, employees and agents in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the director, officer, employee or agent is adjudged to be liable to the corporation. Where a director, officer, employee or agent is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such director, officer, employee or agent actually and reasonably incurred in connection therewith.

  The Company's Articles of Incorporation (Article Twelfth) and By-laws (Article IX) provide generally that the directors, officers of the Company and certain other persons shall be indemnified to the fullest extent permitted by Delaware law.

  Subject to certain limitations and exceptions, the Company has insurance coverage for losses by any person who is or hereafter may be a director or officer of the Company arising from claims against that person for any wrongful act in his capacity as a director or officer of the Company or any of its subsidiaries. The policy also provides for reimbursement to the Company for indemnification given by the Company pursuant to common or statutory law or its certificate or incorporation or by-laws to any such person arising from any such claims.

  The foregoing discussion is qualified in its entirety by reference to the DGCL and the Company's Articles of Incorporation and By-laws.

ITEM 16. EXHIBITS.

 EXHIBIT
 NUMBER                               DESCRIPTION
 -------                              -----------
  *4.1   Form of Indenture between the Company and State Street Bank and Trust
         Company, Trustee (the "Indenture")
   5.1   Opinion of Anthony R. Pierno, General Counsel of the Company, with respect to the Securities to be issued under the Indenture
  12     Computation of Ratio of Earnings to Fixed Charges for the years ended
         December 31, 1995, 1994, 1993, 1992 and 1991
  23.1   Consent of Arthur Andersen LLP
  23.2   Consent of Wharton Levin Ehrmantraut Klein & Nash, P.A.
  23.3   Consent of Thelen, Marrin, Johnson & Bridges
  23.4   Consent of Anthony R. Pierno, Senior Vice President and General
         Counsel of the Company (contained in Exhibit 5.1)
 *25     Power of Attorney (on signature page)
 *26.1   Form T-1, Statement of Eligibility and Qualification under the Trust
         Indenture Act of 1939, as amended, of a Corporation Designated to Act as Trustee with respect to the Indenture
  99.1   The Audited Consolidated Financial Statements and Notes thereto of
         Kaiser Aluminum Corporation for the fiscal year ended December 31,
         1995 (incorporated herein by reference to Exhibit 99.1 to the Annual
         Report on Form 10-K of MAXXAM Group Inc. for the fiscal year ended
         December 31, 1995, File No. 1-8857)

- --------
 * Previously filed.

ITEM 17. UNDERTAKINGS

  The undersigned registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

      (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Act");

      (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

      (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Securities and Exchange Commission

(the "Commission") by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") that are incorporated by reference in the registration statement.

    (2) That for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Company pursuant to the provisions described in Item 15 above, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  The Company hereby undertakes that:

    (1) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS AMENDMENT TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THERETO DULY AUTHORIZED, IN THE CITY OF HOUSTON, STATE OF TEXAS, ON APRIL 23, 1996.


                                          MAXXAM Inc.

                                                  /s/ Charles E. Hurwitz
                                          By: _________________________________
                                              Charles E. Hurwitz, Chairman of
                                                        the Board,
                                                Chief Executive Officer and
                                                         President

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS AMENDMENT TO THE REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.


             SIGNATURES                     CAPACITIES               DATE

       /s/ Charles E. Hurwitz          Chairman of the
- -------------------------------------   Board, Chief            April 23, 1996
         CHARLES E. HURWITZ             Executive Officer
                                        and President
                                        (Principal
                                        Executive Officer)

        /s/ Paul N. Schwartz           Executive Vice
- -------------------------------------   President and Chief     April 23, 1996
          PAUL N. SCHWARTZ              Financial Officer
                                        (Principal
                                        Financial Officer)

        /s/ Terry L. Freeman           Assistant Controller
- -------------------------------------   (Principal              April 23, 1996
          TERRY L. FREEMAN              Accounting Officer)

      /s/ Robert J. Cruikshank         Director
- -------------------------------------                           April 23, 1996
        ROBERT J. CRUIKSHANK

          /s/ Ezra G. Levin            Director
- -------------------------------------                           April 23, 1996
            EZRA G. LEVIN

      /s/ Stanley D. Rosenberg         Director
- -------------------------------------                           April 23, 1996
        STANLEY D. ROSENBERG

                               INDEX TO EXHIBITS

 EXHIBIT
 NUMBER                               DESCRIPTION
 -------                              -----------
  *4.1   Form of Indenture between the Company and State Street Bank and Trust
         Company, Trustee (the "Indenture")
   5.1   Opinion of Anthony R. Pierno, General Counsel of the Company, with respect to the Securities to be issued under the Indenture
  12     Computation of Ratio of Earnings to Fixed Charges for the years ended
         December 31, 1995, 1994, 1993, 1992 and 1991
  23.1   Consent of Arthur Andersen LLP
  23.2   Consent of Wharton Levin Ehrmantraut Klein & Nash, P.A.
  23.3   Consent of Thelen, Marrin, Johnson & Bridges
  23.4   Consent of Anthony R. Pierno, Senior Vice President and General
         Counsel (contained in Exhibit 5.1)
 *25     Power of Attorney (on signature page)
 *26.1   Form T-1, Statement of Eligibility and Qualification under the Trust
         Indenture Act of 1939, as amended, of a Corporation Designated to Act as Trustee with respect to the Indenture
  99.1   The Audited Consolidated Financial Statements and Notes thereto of
         Kaiser Aluminum Corporation for the fiscal year ended December 31,
         1995 (incorporated herein by reference to Exhibit 99.1 to the Annual
         Report on Form 10-K of MAXXAM Group Inc. for the fiscal year ended
         December 31, 1995, File No. 1-8857)

- --------
 * Previously filed.